                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-43494

                       BLUESTAR COMMUNICATIONS GROUP, INC.

Dear BlueStar Stockholder:

     The boards of directors of BlueStar Communications Group, Inc., Covad Communications Group, Inc. and Covad Acquisition Corporation, a wholly owned subsidiary of Covad Communications, have approved the acquisition of BlueStar by Covad Communications. As a result of the merger, BlueStar will become a wholly owned subsidiary of Covad Communications.

     We believe that the merger is in the best interests of the BlueStar stockholders. This is based upon, among other things, our belief that the merger will help to accelerate BlueStar's network deployment and expand its presence as a broadband service provider using DSL technology.

     If we complete the merger, the BlueStar stockholders will receive shares of Covad Communications common stock in exchange for their shares of BlueStar stock based upon a formula described in detail elsewhere in this prospectus. Upon the closing of the merger, stockholders of BlueStar are expected to own approximately 4.9% of the outstanding common stock of Covad Communications, while Covad Communications will own 100% of BlueStar.

     We cannot complete the merger unless the stockholders of BlueStar approve the merger, adopt the merger agreement and the form of escrow agreement, and approve the appointment of Christopher Lord as the agent of the BlueStar stockholders under the merger agreement and the escrow agreement.

     The board of directors of BlueStar has arranged to undertake the approval of this important matter by written consent.

     BlueStar stockholders owning a majority of the shares of BlueStar common stock and BlueStar preferred stock have entered into stockholder agreements with Covad Communications, pursuant to which they have agreed to approve these items. However, approval by 90% of BlueStar's stockholders is required under the merger agreement, unless Covad Communications chooses to waive this condition and accept a lesser percentage.

     This prospectus provides you with detailed information about the proposed merger. It also contains information about BlueStar and Covad Communications. We encourage you to read this document thoroughly. IN PARTICULAR, YOU SHOULD CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 FOR A DESCRIPTION OF THE VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE PROPOSED TRANSACTION, AND "THE MERGER--CONSIDERATION TO BE RECEIVED IN THE MERGER" AND "THE MERGER--TREATMENT OF STOCK OPTIONS AND BENEFIT PLANS" FOR A DESCRIPTION OF THE SHARE EXCHANGE PROVISIONS.

     We are very enthusiastic about this merger and the opportunities we expect from BlueStar's combination with Covad Communications. I join with the other members of the BlueStar board of directors in recommending that you approve the merger and the other related matters.

     Please complete, sign, date and return the accompanying written consent in the enclosed self-addressed stamped envelope by September 11, 2000, to ensure the approval of these transactions. YOUR APPROVAL IS VERY IMPORTANT, SO PLEASE TAKE THE TIME TO COMPLETE YOUR WRITTEN CONSENT.

                                   Sincerely,
                                   /s/ Robert E. Dupuis
                                   Robert E. Dupuis
                                   CHAIRMAN OF THE BOARD

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES BEING OFFERED BY COVAD COMMUNICATIONS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------
THE INFORMATION IN THIS PROSPECTUS IS DATED AUGUST 31, 2000 AND IS FIRST BEING MAILED TO THE STOCKHOLDERS OF BLUESTAR COMMUNICATIONS GROUP, INC. ON OR ABOUT AUGUST 31, 2000.
--------------------------------------------------------------------------------

                       BLUESTAR COMMUNICATIONS GROUP, INC.
                              FIVE CORPORATE CENTRE
                                    SUITE 600
                            801 CRESCENT CENTRE DRIVE
                            FRANKLIN, TENNESSEE 37067

              ACTION TO BE TAKEN BY WRITTEN CONSENT OF STOCKHOLDERS

     It is proposed that, by written consent of the BlueStar stockholders, the following actions be taken:

     The approval and adoption together as one matter of:

     o an Agreement and Plan of Merger and Reorganization, dated as of June 16, 2000, by and among Covad Communications Group, Inc., a Delaware corporation, Covad Acquisition Corporation, a newly organized Delaware corporation and wholly owned subsidiary of Covad Communications, and BlueStar Communications Group, Inc., a Delaware corporation, as amended to date, and the merger contemplated by that agreement,

     o the form of the escrow agreement referred to in the merger agreement, and

     o the appointment of Christopher Lord as agent of the BlueStar stockholders under the merger agreement and the escrow agreement.

     Only stockholders of BlueStar of record at the close of business on August 22, 2000 are entitled to participate in the written consent. Under Delaware law, holders of BlueStar stock may be entitled to appraisal rights in connection with the merger.

                                           By Order of the Board of Directors,

                                           /s/ Robert E. Dupuis

                                           Robert E. Dupuis
                                           CHAIRMAN OF THE BOARD

Franklin, Tennessee
August 31, 2000


                           YOUR CONSENT IS IMPORTANT!

     If you wish to approve the proposed transaction, please complete, date and sign the enclosed written consent and mail it promptly in the enclosed postage-paid envelope as soon as possible. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR WRITTEN CONSENT.

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER...  1

SUMMARY...........................................  3
  The Companies.................................... 3
  Action to Be Taken by Written Consent............ 3
  Consent Required................................  3
  Share Ownership of Management...................  4
  Shares Subject to Stockholder Agreements........  4
  Recommendation of the BlueStar
    Board of Directors............................  4
  The Merger......................................  4
  Reasons for the Merger..........................  4
  Consideration to Be Received in the
    Merger........................................  4
  Earn-Out Shares.................................  5
  Interim Financing...............................  5
  Conditions to the Merger........................  5
  Termination of the Merger Agreement.............  6
  Regulatory and Legal Constraints................  6
  Material United States Federal Income Tax
    Consequences..................................  6
  Anticipated Accounting Treatment................  6
  Opinion of Financial Advisor to BlueStar........  6
  Interests of Certain Persons in the Merger......  7
  Resale of Covad Communications Common
    Stock.........................................  7
  Dissenters' Rights..............................  7
  Stockholder Agreements..........................  7
  Stock Restriction Agreements....................  7
  Escrow Agreement................................  8
  Stockholders' Agent.............................  8
  Comparison of Stockholder Rights................  8

MARKET PRICE AND
  DIVIDEND INFORMATION............................  9
  Covad Communications Market Price Data..........  9
  BlueStar Market Price Data......................  9
  Recent Closing Prices...........................  9
  Dividend Information............................  9
  Number of Stockholders..........................  9

RISK FACTORS...................................... 10
  Risks Related to the Merger..................... 10
  Risks Related to Covad Communications .......... 12

SPECIAL NOTE REGARDING
  FORWARD-LOOKING STATEMENTS...................... 30

ACTION TO BE TAKEN BY
  WRITTEN CONSENT................................. 32
  Timing.......................................... 32
  Matters to Be Approved by Written Consent....... 32
  Record Date; Stockholders Entitled to
    Participate................................... 32
  Consent Required................................ 32
  Share of Ownership of Management................ 32
  Shares Subect to Stockholder Agreements......... 32
  Execution of Consents........................... 33
  Revoking Consents............................... 33
  Consent Solicitation............................ 33

THE COMPANIES..................................... 34
  Covad Communications Group, Inc................. 34
  BlueStar Communications Group, Inc.............. 52
  Covad Acquisition Corporation................... 52

MANAGEMENT OF COVAD
  COMMUNICATIONS.................................. 53

THE MERGER........................................ 60
  Background of the Merger........................ 60
  Reasons for the Merger.......................... 63
  Recommendation of the BlueStar
    Board of Directors............................ 63
  Board Presentation and Opinion of Financial
    Advisor to BlueStar........................... 64
  Structure of the Merger......................... 68
  Closing Matters................................. 68
  Consideration to Be Received in the Merger...... 69
  Treatment of Stock Options and Benefit Plans.... 70
  Conditions to the Merger........................ 71
  Termination of the Merger Agreement............. 72
  Conduct of Business Pending the Closing
    of the Merger................................. 72
  Additional Covenants and Agreements............. 73
  Representations and Warranties.................. 74
  Amendment....................................... 74
  Regulatory Approvals Required................... 74
  Expenses........................................ 75
  Material United States Federal Income
    Tax Consequences.............................. 75
  Anticipated Accounting Treatment................ 76
  Interests of Certain Persons in the Merger...... 76
  Resale of Covad Communications
    Common Stock.................................. 78
  Dissenters' Rights.............................. 78
  Procedures for Exchanging BlueStar Stock
    Certificates.................................. 79
  Stockholder Agreements.......................... 80
  Stock Restriction Agreements.................... 80
  Escrow Agreement................................ 81
  Stockholders' Agent............................. 81

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
  OF COVAD COMMUNICATIONS GROUP, INC.............. 82

COVAD COMMUNICATIONS
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS............. 84

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
  OF BLUESTAR COMMUNICATIONS
  GROUP, INC.....................................   93

BLUESTAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS..   95

BLUESTAR SECURITY OWNERSHIP OF MANAGEMENT AND
  PRINCIPAL STOCKHOLDERS.........................  100

COMPARATIVE PER SHARE DATA.......................  102

DESCRIPTION OF COVAD
  COMMUNICATIONS CAPITAL STOCK...................  103

COMPARISON OF STOCKHOLDER RIGHTS.................  106
  Authorized Shares..............................  106
  Directors......................................  106
  Bylaw Amendments...............................  107
  Stockholder Meeting Procedures.................  107

LEGAL OPINIONS...................................  108

EXPERTS..........................................  108

WHERE YOU CAN FIND MORE
  INFORMATION....................................  109

INDEX TO FINANCIAL STATEMENTS....................  F-1

APPENDICES TO THE PROSPECTUS

APPENDIX A Agreement and Plan of Merger and Reorganization
APPENDIX B Form of Stockholder Agreement
APPENDIX C Form of Stock Restriction Agreement
APPENDIX D Form of Escrow Agreement
APPENDIX E Opinion of Donaldson, Lufkin & Jenrette Securities Corporation APPENDIX F Section 262 of the Delaware General Corporation Law

                 QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER

Q:   WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: The companies are merging in order to accelerate their network deployment and expand their presence as broadband service providers using DSL technology. The companies believe that the combined entity will have greater visibility and market penetration and will increase revenues from small- and medium-sized businesses located in Tier 2 and Tier 3 cities.

Q:   WHAT ARE THE BENEFITS OF THE MERGER?

A: The companies expect to realize the following benefits as a result of the merger:

     o    Additional distribution channels for their services and products;

     o Speed to market in implementing a nationwide direct sales strategy in smaller markets;

     o Increased ability to provide enhanced broadband services to small- and medium-sized businesses;

     o    Greater visibility and market penetration in Tier 2 and Tier 3 cities;

     o A large sales force with extensive experience selling broadband services to end users; and

     o    Higher margins on each end user line.

Q:   HOW IS THIS TRANSACTION BEING STRUCTURED?

A: If all conditions to the merger are satisfied (or waived), Covad Acquisition Corporation, a wholly owned subsidiary of Covad Communications Group, Inc., will be merged into BlueStar Communications Group, Inc. BlueStar will continue as the surviving corporation. Following the merger, BlueStar will be a wholly owned subsidiary of Covad Communications.

Q:   WHAT WILL I RECEIVE IN EXCHANGE FOR MY BLUESTAR STOCK?

A: When the merger becomes effective, 8,000,000 shares of Covad Communications common stock, adjusted for certain deductions described later in this prospectus, will be issued by Covad Communications to be divided among the BlueStar stockholders, option holders and warrant holders in accordance with an exchange ratio also described later in this prospectus. After the effective time of the merger, BlueStar stockholders and other equity owners of BlueStar may receive up to 5,000,000 additional shares of Covad Communications common stock depending upon the financial performance of BlueStar for its fiscal year 2001. These additional shares are called the "earn-out shares" and are also described later in this prospectus. See "The Merger--Consideration to Be Received in the Merger".

Q: WILL A PORTION OF THE COVAD COMMUNICATIONS COMMON STOCK ISSUED IN THE MERGER BE HELD IN ESCROW?

A: Yes. 800,000 of the shares of Covad Communications common stock issued in the merger will be placed in escrow to indemnify Covad Communications against any breaches of the merger agreement by BlueStar. The shares will be released and distributed to the former stockholders of BlueStar after one year, unless reserved to cover pending claims. Up to 10% of the earn-out shares may also be placed in escrow to cover pending claims. Shares under BlueStar's stock option plans will not be subject to the escrow.

Q: WILL THE SHARES OF COVAD COMMUNICATIONS COMMON STOCK ISSUED IN THE MERGER BE LISTED ON THE NASDAQ NATIONAL MARKET?

A: Yes. The common stock of Covad Communications issued in the merger will be listed on the NASDAQ National Market.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS OF BLUESTAR AND COVAD COMMUNICATIONS?

A: BlueStar stockholders who exchange their shares of BlueStar stock solely for shares of Covad Communications common stock pursuant to the merger will not recognize any gain or loss on the exchange for United States federal income tax purposes, except with respect to the cash, if any, received instead of fractional share interests of Covad Communications common stock. The merger will not have any tax consequences for Covad Communications stockholders. To review the tax consequences to stockholders in greater detail, see "The Merger--Material United States Federal Income Tax Consequences."

Q: WHAT WILL MY TAX BASIS BE IN THE COVAD COMMUNICATIONS COMMON STOCK I RECEIVE IN THE MERGER?

A: Your tax basis in your total shares of Covad Communications common stock you receive in the merger will equal your current tax basis in your BlueStar stock, reduced by the amount of basis allocable to fractional shares for which you will receive cash payment.

Q: WILL I BE ABLE TO SELL THE SHARES OF COVAD COMMUNICATIONS COMMON STOCK THAT I RECEIVE IN THE MERGER?

A: A number of BlueStar stockholders will be required under the merger agreement to enter into stock restriction agreements, which will restrict the disposal of their Covad Communications common stock received in the merger for a period of either 12 months (in the case of certain management stockholders) or six months (in all other cases). In addition, affiliates of Covad Communications will be required to enter into agreements to ensure their compliance with the securities laws restrictions placed on the selling of shares by affiliates. Finally, 800,000 of the shares of Covad Communications common stock issued in the merger will be placed into escrow for at least one year pursuant to the escrow agreement.

Q:   WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this prospectus, please fill out and sign your written consent if you wish to approve this transaction. Then mail your completed, signed and dated written consent in the enclosed return envelope as soon as possible so that your shares are counted toward approval of the merger.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY WRITTEN CONSENT?

A: You may change your vote by sending a written notice stating that you would like to revoke your written consent. However, BlueStar stockholders who are parties to stockholder agreements with Covad Communications may not revoke the proxies they granted to Covad Communications under those agreements. The stockholder agreements are described under "The Merger--Stockholder Agreements." Written consents or other communications received after September 11, 2000 will not be considered.

Q:   SHOULD I SEND IN MY BLUESTAR STOCK CERTIFICATES NOW?

A: No. You should not send in your BlueStar stock certificates now. After the merger is completed, you will receive written instructions for exchanging your BlueStar stock certificates for Covad Communications stock certificates.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible after the merger is approved. We hope to complete the merger by the middle of September 2000. Because the merger is subject to governmental approvals, however, we cannot predict the exact timing of the closing.

Q:   WHO CAN HELP ANSWER MY OTHER QUESTIONS?

A: If you have more questions about the merger, you should contact Norton Cutler, BlueStar's general counsel, at (615) 778-7316.

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE TRANSACTIONS FULLY, AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE TRANSACTIONS, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH WE HAVE REFERRED YOU. PLEASE REFER TO THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION" FOR ADDITIONAL SOURCES OF INFORMATION.

THE COMPANIES

     COVAD COMMUNICATIONS GROUP, INC.
     4250 Burton Drive
     Santa Clara, CA  95054
     Attn:  Investor Relations
     (408) 987-1000

     Covad Communications is a leading provider of broadband communications services to Internet service provider, enterprise, telecommunications carrier and other customers. These services include a range of high-speed, high capacity Internet and network access services using digital subscriber line (DSL) technology, and related value-added services. Internet service providers purchase these services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase these services directly or indirectly from Covad Communications to provide employees with high-speed remote access to the enterprise's local area network (RLAN access), which improves employee productivity and reduces network connection cost. Telecommunications carrier customers purchase these services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

     BLUESTAR COMMUNICATIONS GROUP, INC.
     Five Corporate Centre, Suite 600
     801 Crescent Centre Drive
     Franklin, TN 37067
     Attn: Norton Cutler
     (615) 778-7316

     BlueStar is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier 2 and Tier 3 markets. BlueStar began deploying its network in the Southeast. BlueStar's Internet access services, which are packaged with Web hosting and e-mail, and its high-speed real private networking services are provided primarily using digital subscriber line, or DSL, technology. BlueStar has deployed an asynchronous transfer mode, or ATM, and Internet protocol backbone network that links all of its central offices and markets. This network allows it to lower its Internet access costs, control speed and quality of its broadband services and provides it with a superior platform for the delivery of additional enhanced services.

     COVAD ACQUISITION CORPORATION
     c/o Covad Communications Group, Inc.
     4250 Burton Drive
     Santa Clara, CA  95054
     Attn:  Investor Relations
     (408) 987-1000

     Covad Acquisition Corporation is a wholly owned subsidiary of Covad Communications that was organized solely for purposes of completing the merger.

ACTION TO BE TAKEN BY WRITTEN CONSENT

     TIMING. All written consents must be received at Five Corporate Centre, Suite 600, 801 Crescent Centre Drive, Franklin, TN 37067 by September 11, 2000 to be counted toward approval of the merger.

     MATTERS TO BE APPROVED BY WRITTEN CONSENT. By written consent, the holders of BlueStar stock will be asked to approve the merger, adopt the merger agreement and the form of the escrow agreement, and approve the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     RECORD DATE; STOCK ENTITLED TO PARTICIPATE. The close of business on August 22, 2000 is the record date for determining which holders of BlueStar stock are entitled to participate in the written consent. At the record date, there were 13,183,046 shares of BlueStar common stock and 22,687,646 shares of BlueStar preferred stock outstanding.

     Holders of BlueStar stock as of the record date are entitled to one vote per share on each matter to be approved by written consent.

CONSENT REQUIRED

     Adoption of the merger agreement by BlueStar's stockholders is required by the General Corporation Law of the State of Delaware. The proposal to approve and adopt the merger and the associated transactions, the merger agreement, the form of escrow agreement, and the appointment of

Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement, requires the affirmative vote or consent of

     o 90% of the holders of outstanding shares of BlueStar common stock and BlueStar preferred stock, voting together as a single class; and

     o a majority of the holders of outstanding BlueStar preferred stock, voting separately as a single class.

SHARE OWNERSHIP OF MANAGEMENT

     As of the record date, the executive officers and directors of BlueStar and their affiliates collectively owned 22,587,819 shares of BlueStar common stock and BlueStar preferred stock, together representing approximately 63% of the total outstanding BlueStar stock, and 15,856,043 shares of BlueStar preferred stock, representing approximately 69% of the total outstanding BlueStar preferred stock.

     It is anticipated that the shares of BlueStar stock held by management of BlueStar will be voted in favor of the various matters to be approved by written consent.

SHARES SUBJECT TO STOCKHOLDER AGREEMENTS

     Pursuant to stockholder agreements among Covad Communications and certain stockholders of BlueStar, Covad Communications holds proxies for 4,026,978 shares of BlueStar common stock and 18,166,844 shares of BlueStar preferred stock, representing approximately 62% of the total shares of BlueStar stock outstanding on the record date, and 80% of the shares of BlueStar preferred stock outstanding on the record date.

RECOMMENDATION OF THE BLUESTAR BOARD OF DIRECTORS

     The BlueStar board of directors believes that the merger and the associated transactions, the merger agreement and the form of escrow agreement are fair to and in the best interests of BlueStar and its stockholders, and has approved and declared advisable the merger and the associated transactions, the merger agreement and the form of escrow agreement, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     THE BLUESTAR BOARD OF DIRECTORS RECOMMENDS THAT BLUESTAR STOCKHOLDERS GIVE THEIR CONSENT TO APPROVE THESE MATTERS.

THE MERGER

     The merger agreement provides for the acquisition of BlueStar by Covad Communications. If the merger agreement and related matters are approved by BlueStar's stockholders by written consent, BlueStar will merge with Covad Acquisition Corporation and become a wholly owned subsidiary of Covad Communications.

     The merger agreement is attached as Appendix A to this prospectus. We encourage you to read the merger agreement carefully because it is the legal document that governs the merger.

REASONS FOR THE MERGER

     The companies are merging in order to accelerate their network deployment and expand their presence as broadband services providers using DSL technology. The companies believe that together they will have greater visibility and market penetration and will increase revenues from small- and medium-sized businesses located in Tier 2 and Tier 3 cities. The companies expect the merger to result in:

     o    additional distribution channels for their services and products;

     o speed to market in implementing a nationwide direct sales strategy in smaller markets;

     o increased ability to provide enhanced broadband services to small- and medium-sized businesses;

     o    greater visibility and market penetration in Tier 2 and Tier 3 cities;

     o a large sales force with extensive experience selling broadband services to end users; and

     o    higher margins for each end user.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     Under the merger agreement, Covad Communications will issue to the BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger 8,000,000 shares of Covad Communications common stock, minus shares (priced at the closing price for Covad Communications common stock on the NASDAQ National Market on the third business day prior to closing) with a value equal to:

     o    BlueStar's transaction costs for the merger; and

     o the principal, interest and expenses associated with the interim financing extended to BlueStar prior to the merger. See "--Interim Financing" below for a fuller description of this financing.

     The remaining consideration will be divided among BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger according to an exchange ratio calculated as follows:

     o First, for the purpose of satisfying the liquidation preferences of BlueStar preferred stockholders, shares of Covad Communications common stock (priced at the average closing price for Covad Communications common stock on the NASDAQ National Market over the 30 days ending three days prior to closing) will be set aside with a value equal to $71,121,770.57, the total amount of those preferences, and divided among the BlueStar preferred stockholders pro rata according to their share ownership; and

     o Second, each share of BlueStar stock, including the BlueStar preferred stock, will be converted into a number of shares of Covad Communications common stock to be calculated by dividing the remaining shares of Covad Communications common stock to be issued in the merger, by the total number of BlueStar shares (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise).

     See "The Merger--Consideration to Be Received in the Merger" for more detail as to merger consideration.

     Covad Communications will not issue fractional shares in the merger. Instead, the total number of shares of Covad Communications common stock to be received by each BlueStar stockholder in the merger will be rounded down to the nearest whole number, and the BlueStar stockholders will receive a cash payment for the value of the fraction of a share of Covad Communications common stock (based on the closing price for Covad Communications common stock on the NASDAQ National Market on the third business day prior to closing) that they would otherwise have received.

EARN-OUT SHARES

     Following the conclusion of BlueStar's 2001 fiscal year, Covad Communications will issue to the former BlueStar stockholders up to 5,000,000 additional shares of Covad Communications common stock, known as "earn-out shares". The exact number of the earn-out shares will depend upon the financial performance of BlueStar in fiscal year 2001 against pre-established revenue and earnings benchmarks described in the merger agreement.

     Each share of BlueStar stock outstanding as of the effective time of the merger will represent the right to receive additional shares of Covad Communications common stock to be calculated by dividing the total number of earn-out shares by the total number of BlueStar shares outstanding at the effective time of the merger (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise). See "The Merger--Consideration to Be Received in the Merger--Exchange Ratios" for more detail as to how the earn-out exchange ratio is calculated.

INTERIM FINANCING

     In connection with the merger, Bear Stearns Corporate Lending Inc. is providing BlueStar with interim financing. All of the interest, principal and expenses of this interim financing will be subtracted from the merger consideration to be received by the BlueStar stockholders in the merger. BlueStar has currently borrowed $15.9 million for its continued operations to the date of this prospectus, and currently expects to borrow up to approximately $32.0 million to the effective time of the merger. See "The Merger--Consideration to Be Received in the Merger--Interim Financing" for more specifics on the interim financing.

CONDITIONS TO THE MERGER

     BlueStar and Covad Communications will complete the merger only if certain conditions specified in the merger agreement are either satisfied or waived, including the following:

     o    adoption by 90% of the BlueStar stockholders of the merger agreement;

     o absence of any injunction, restraining order or other decree that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;

     o receipt of all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the merger agreement and termination or expiration of the related waiting periods under applicable antitrust or merger control or competition laws or regulations;

     o absence of material adverse changes in the business of BlueStar or Covad Communications;

     o execution by each of the required parties of the additional agreements contemplated by the merger agreement; and

     o receipt of opinions from counsel as to the tax-free nature of the merger.

TERMINATION OF THE MERGER AGREEMENT

     Either Covad Communications or BlueStar may terminate the merger agreement at any time prior to the effective time of the merger if:

     o the transactions contemplated by the merger agreement are not completed by December 31, 2000;

     o a governmental authority or legal action permanently prohibits consummation of the transactions contemplated by the merger agreement; or

     o    the BlueStar stockholders do not adopt the merger agreement.

REGULATORY AND LEGAL CONSTRAINTS

     The merger is subject to U.S. antitrust laws. We have made the required filings with the U.S. Department of Justice and the Federal Trade Commission. The applicable waiting period under those filings required before completing the merger expired at 11:59 p.m. on August 4, 2000. The Department of Justice or the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before its completion, even after expiration of the applicable waiting period.

     In addition, Covad Communications and BlueStar must have received authorization from the appropriate governmental authorities for the assignment of BlueStar's CLEC authority required for the operation of BlueStar's business. BlueStar has received all of the approvals from the appropriate governmental authorities that it believes are necessary for the consummation of the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     We have structured the merger so that BlueStar stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by BlueStar stockholders instead of fractional shares. It is a condition to the merger that we receive legal opinions to the effect that the merger constitutes a reorganization within the meaning of the Internal Revenue Code.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER OF COVAD COMMUNICATIONS WITH BLUESTAR WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

ANTICIPATED ACCOUNTING TREATMENT

     The merger will be accounted for using the purchase method of accounting.

OPINION OF FINANCIAL ADVISOR TO BLUESTAR

     In deciding to approve the merger and the related transactions, BlueStar's board of directors considered the presentation and a draft of a form opinion of Donaldson, Lufkin & Jenrette Securities Corporation, its financial advisors, that, as of June 14, 2000, the aggregate merger consideration contemplated by the merger agreement and the related agreements was fair, from a financial point of view, to the BlueStar stockholders. Such presentation and a draft of a form opinion were provided for the information and assistance of BlueStar's board of directors in connection with its vote on the merger and related transactions and does not constitute a recommendation as to how any holder of shares of BlueStar stock should vote with respect to the merger.

     On August 4, 2000, Donaldson, Lufkin & Jenrette Securities Corporation, delivered to the BlueStar board its written opinion dated August 4, 2000, to the effect that, as of June 14, 2000, based on and subject to the assumptions, qualifications and limitations set forth in that opinion, the consideration to be received by the holders of BlueStar stock in the merger was fair to such holders from a financial point of view. The full text of the written opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated August 4, 2000, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix E to this prospectus. You are urged to read the opinion in its entirety.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     A number of BlueStar stock option holders are entitled to accelerated vesting of 50% of their unvested options in the event of a change of control such as the merger. It is anticipated that 85% of these option holders will enter into stock restriction agreements that require that these accelerated options will be forfeited if the holders leave BlueStar or are dismissed for cause within 12 months of the effective time of the merger.

     Two officers of BlueStar, Robert E. Dupuis, the Chairman and CEO, and Richard L. Burtner, the Chief Financial Officer, have agreements with BlueStar that entitle them to certain benefits in the event of a change of control such as the merger, or if they are dismissed without cause in certain circumstances.

     Two directors of BlueStar also have significant interests in Covad Communications. These interests were made known to and considered by the BlueStar board of directors, and the relevant directors recused themselves from voting on the merger proposal.

     BlueStar and Covad Communications have agreed to indemnify the directors and officers of BlueStar following the merger and to maintain their insurance coverage.

RESALE OF COVAD COMMUNICATIONS COMMON STOCK

     The shares of Covad Communications common stock to be issued to stockholders of BlueStar pursuant to the merger have been registered under the Securities Act, and may generally be freely traded without restriction by people who will not be "affiliates" of Covad Communications after the merger and who were not "affiliates" of BlueStar on the date of the BlueStar written consent for purposes of Rule 145 under the Securities Act. Affiliates may resell the Covad Communications common stock received by them in the merger only if the shares are registered for resale under the Securities Act or if an exemption from registration under the Securities Act is available or such sales do not exceed volume limitations presented by Rule 145 under the Securities Act. BlueStar stockholders signing stock restriction agreements will be contractually prohibited from selling their shares for either six months or one year, as the case may be, after the effective time of the merger.

DISSENTERS' RIGHTS

     Under Delaware law, BlueStar stockholders are entitled to appraisal rights, subject to certain conditions discussed more fully elsewhere in this prospectus. Appraisal rights entitle a dissenting stockholder, under certain conditions, to receive a valuation of their shares and a payment of that value in cash. Failure to follow the steps required by law for perfecting appraisal rights may lead to the loss of those rights, in which case the stockholder will be treated in the same manner as other non-dissenting stockholders. In view of the complexity of law relating to appraisal rights, BlueStar stockholders who are considering objecting to the merger should consult their own legal advisors. See Appendix F for a reproduction of Section 262 of the Delaware law relating to dissenters' rights.

STOCKHOLDER AGREEMENTS

     Covad Communications and certain stockholders of BlueStar entered into stockholder agreements on June 15, 2000 as a condition to the signing of the merger agreement. Under the stockholder agreements, these BlueStar stockholders have agreed to retain ownership of their BlueStar stock prior to the merger and to vote all of their shares of BlueStar stock in favor of the adoption of the merger agreement and other related matters. These stockholders have also given Covad Communications an irrevocable proxy over their stock in relation to proposals relating to the approval of the merger and the merger agreement and other matters that would facilitate such approval. Such stockholders have also agreed, subject to the fiduciary duties of officers and directors of BlueStar, not to initiate, solicit or negotiate other acquisition proposals prior to the expiration of the stockholder agreements.

     The stockholder agreements expire on the earlier of the date of the closing of the merger or date of the termination of the merger agreement. Stockholders holding a majority of the total outstanding stock and a majority of the preferred stock of BlueStar have entered into such agreements.

     A form of stockholder agreement is attached as Appendix B to this prospectus. We encourage you to read this agreement carefully.

STOCK RESTRICTION AGREEMENTS

     BlueStar has agreed as a condition to closing the merger that it will obtain stock restriction agreements from 85% of a selected group of BlueStar's managers, 80% of its employees holding vested options, and holders of 75% of the stock held by the remaining stockholders.

     The stock restriction agreements restrict the ability of the signatories to transfer the Covad Communications common stock they receive in the merger, or any interest in it, for a period of 12 months (in the case of the selected managers) or six months (in the case of other signatories).

     The stock restriction agreements also provide that if an option holder has received an accelerated vesting of options due to the merger, then the accelerated options will be subject to forfeiture if the option holder leaves the employment of BlueStar or is dismissed for cause within 12 months of the effective time of the merger.

     These agreements are designed to ensure that certain former stockholders of BlueStar, after having exchanged their BlueStar stock for Covad Communications common stock, nevertheless retain an interest in ensuring that BlueStar succeeds in reaching, and exceeding, its performance goals.

     A form of stock restriction agreement is attached as Appendix C to this prospectus. We encourage you to read this agreement carefully.

ESCROW AGREEMENT

     Before the effective time of the merger, Covad Communications, Christopher Lord as agent for the BlueStar stockholders, and an escrow agent will enter into an escrow agreement providing for 800,000 of the shares of common stock to be issued by Covad Communications to BlueStar stockholders in the merger to be delivered to the escrow agent upon the closing of the merger. This escrow fund will be used to indemnify Covad Communications in the event that BlueStar is found to have breached the merger agreement. In most cases of breach by BlueStar, the escrow fund will be Covad Communications' exclusive source of indemnification. Shares under BlueStar's stock option plan will not be subject to the escrow. The escrow agreement is an integral part of the merger agreement.

     When the escrow period expires 12 months after the merger becomes effective, shares of Covad Communications common stock held in escrow that are not required to meet pending claims will be released to the former BlueStar stockholders.

     If there are still claims pending against the escrow fund when the earn-out shares are calculated, and there are inadequate shares of Covad Communications common stock remaining in escrow to cover these claims, then up to 10% of the total earn-out shares in an amount sufficient to cover the pending claims will be deposited in the escrow fund.

     The form of escrow agreement is attached as Appendix D to this prospectus. We encourage you to read this agreement carefully.

STOCKHOLDERS' AGENT

     Christopher Lord has been recommended by the BlueStar board of directors to serve as the BlueStar stockholders' agent under the escrow agreement and the merger agreement. As the BlueStar stockholders' agent, Mr. Lord will act on behalf of the BlueStar stockholders on matters under the merger agreement and the escrow agreement. By written consent, stockholders of BlueStar will be asked to appoint Mr. Lord as the stockholders' agent under the merger agreement and the escrow agreement.

COMPARISON OF STOCKHOLDER RIGHTS

     BlueStar and Covad Communications are both Delaware corporations. Currently, the rights of stockholders of BlueStar are determined by reference to Delaware law and BlueStar's certificate of incorporation and bylaws. At the effective time of the merger, stockholders of BlueStar will become stockholders of Covad Communications. As a result, their rights as stockholders will then be determined by reference to Delaware law and Covad Communications' certificate of incorporation and bylaws. There are differences between the two corporations' certificates of incorporation and bylaws.

                      MARKET PRICE AND DIVIDEND INFORMATION

COVAD COMMUNICATIONS MARKET PRICE DATA

     The Covad Communications common stock is listed on the NASDAQ National Market under the symbol "COVD". The following table sets forth the range of high and low sales prices for Covad Communications common stock as reported on the NASDAQ National Market since January 22, 1999. Prior to that time, there was no public market for Covad Communications common stock. These prices have been split-adjusted to account for the stock splits in May 1999 and March 2000.

                           PRICE RANGE OF COMMON STOCK

FISCAL YEAR ENDED DECEMBER 31, 1999                           HIGH       LOW
-----------------------------------                         --------  --------
   First Quarter.........................................     47.50     12.00
   Second Quarter........................................     72.38     39.56
   Third Quarter.........................................     67.50     37.31
   Fourth Quarter........................................     65.38     38.78

FISCAL YEAR ENDED DECEMBER 31, 2000
-----------------------------------
   First Quarter.........................................     66.25     38.63
   Second Quarter........................................     45.75     15.44
   Third Quarter (through August 25, 2000)...............     23.01     13.63

     BlueStar stockholders are urged to obtain current quotations for the market prices of Covad Communications common stock. No assurance can be given as to the market price of Covad Communications common stock at the effective time of the merger.

BLUESTAR MARKET PRICE DATA

     There is no established trading market in BlueStar stock.

RECENT CLOSING PRICES

     On June 15, 2000, the last trading day before the public announcement of the merger agreement, the closing price of Covad Communications common stock as reported on the NASDAQ National Market was $25.25 per share.

     On August 25, 2000, the closing price of Covad Communications common stock as reported on the NASDAQ National Market was $15.06 per share.

DIVIDEND INFORMATION

     Neither Covad Communications nor BlueStar has ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the expansion and operation of their respective businesses. The terms of Covad Communications' debt indentures relating to the 13 1/2% senior discounted notes due 2008, its 12 1/2% senior notes due 2009 and its 12% senior notes due 2010 also restrict its ability to pay cash dividends on its capital stock. BlueStar is prohibited from paying cash dividends to its stockholders pursuant to a loan agreement with Bear Stearns Corporate Lending Inc.

NUMBER OF STOCKHOLDERS

     As of August 1, 2000, there were 613 holders of record of Covad Communications common stock and as of August 24, 2000, there were 79 holders of record of BlueStar stock.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DETERMINING WHETHER TO VOTE TO APPROVE THE MERGER AND THE RELATED MATTERS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, COVAD COMMUNICATIONS' BUSINESS AND FINANCIAL CONDITION OR ITS RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IF THAT HAPPENS, THE VALUE OF THE COVAD COMMUNICATIONS COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO THE MERGER

     THE MAXIMUM NUMBER OF SHARES OF COVAD COMMUNICATIONS COMMON STOCK TO BE ISSUED AT THE EFFECTIVE TIME OF THE MERGER WILL NOT CHANGE DESPITE POTENTIAL CHANGES IN THE COVAD COMMUNICATIONS COMMON STOCK PRICE PRIOR TO THE CLOSING DATE.

     The maximum number of shares of Covad Communications common stock to be issued at the effective time of the merger, including Covad Communication common stock to be reserved for issuance upon exercise of BlueStar stock options and warrants assumed by Covad Communications, is 8,000,000. This amount will not be adjusted based on fluctuations in the price of Covad Communications common stock prior to the closing date. Accordingly, the value of the consideration that you will receive if the merger occurs will depend on both the market price of Covad Communications common stock on the closing date as well as an average price of the Covad Communications common stock prior to closing. This value may decrease from the date you submit your written consent. The closing price of Covad Communications common stock on the Nasdaq National Market on June 15, 2000, the last trading day prior to the public announcement of the merger agreement, was $25.25, and on August 25, 2000 was $15.06. A change in the price of the Covad Communications common stock will affect the proportion of the merger consideration allocated to the holders of BlueStar preferred stock and BlueStar common stock. BlueStar preferred stockholders will receive prior to payment of shares to all stockholders, a number of liquidation preference shares determined by dividing $71,121,770.57 by the average of the closing prices of Covad Communications common stock over a 30 day period ending three days prior to the closing date. As a result, a declining Covad Communications common stock price will result in the preferred stockholders receiving more of the total fixed number of shares and the common stockholders receiving a lesser share. In addition, many stockholders will be required to retain their ownership of their Covad Communications common stock for a certain period after the effective time of the merger, during which time the value of that stock may vary greatly from the price at the time you submit your written consent. The Covad Communications common stock may also vary greatly in price by the time the earn-out shares are calculated, and hence the value of the earn-out consideration may decrease. You are urged to obtain current market quotations for Covad Communications common stock prior to submitting your written consent.

     THE REQUIREMENT FOR REGULATORY APPROVALS MAY DELAY CONSUMMATION OF THE MERGER, INCREASING THE RISK THAT THE VALUE OF THE COVAD COMMUNICATIONS COMMON STOCK WILL FLUCTUATE OVER TIME.

     Consummation of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under antitrust laws. BlueStar and Covad Communications intend to pursue vigorously all required regulatory approvals. No assurance can be given, however, that these approvals will be obtained, or, if they are obtained, as to the terms, conditions and timing of these approvals. The requirement for these approvals could delay the consummation of the merger after BlueStar stockholders have approved the proposals relating to the merger by written consent.

     THE INTERESTS OF MANAGEMENT MAY BE DIFFERENT FROM THOSE OF STOCKHOLDERS.

       Some members of BlueStar's management and board of directors, including individuals who will be executive officers of the surviving corporation, have various interests in the merger that may be different from, or in addition to, the interests of BlueStar stockholders. See "The Merger--Interests of Certain Persons in the Merger" for more information concerning matters relating to the employment and compensation of the directors and executive officers of BlueStar.

     COVAD COMMUNICATIONS MAY ENCOUNTER DIFFICULTIES IN THE INTEGRATION AND DEVELOPMENT OF THE BUSINESS OF BLUESTAR.

     Covad Communications' strategy to integrate and develop the businesses of Covad Communications and BlueStar following the merger involves a number of elements that management may not be able to implement as expected. For example, Covad Communications may encounter operational difficulties in the integration of the facilities of the two companies such that expected cost savings may not be realized. In addition, commercial and technological advances resulting from the integration of technologies of Covad Communications and BlueStar may not be achieved as successfully or as rapidly as currently anticipated, if at all. The consolidation of operations, technologies and marketing and distribution methods and the technological integration of the BlueStar and Covad Communications networks present significant managerial challenges. There can be no assurance that these actions will be accomplished as successfully or as rapidly as currently anticipated. Some of the factors contributing to the risks attendant to integration faced by Covad Communications are:

     o difficulties and expenses of integrating operations, technology and personnel into Covad Communications' operations while preserving the goodwill of the BlueStar businesses;

     o the additional financial resources that may be needed to fund the operations of BlueStar;

     o the potential disruption caused to the businesses of Covad Communications and BlueStar by the need to dedicate management and other resources to completing the merger transactions;

     o the difficulty of creating and maintaining uniform standards, controls, procedures and policies;

     o the impairment of Covad Communications' relationships with its resellers, who may view Covad Communications as a competitor after the merger since BlueStar sells directly to potential customers of Covad Communications' resellers;

     o the ability of Covad Communications' management to manage the substantial expansion of Covad Communications' employee base and the integration of teams that have not previously worked together, while dealing with the potential loss of key employees of BlueStar;

     o the impairment of relationships with employees and customers as a result of changes in management; and

     o the different geographic locations of the principal operations of Covad Communications and BlueStar.

     THE COSTS OF THE TRANSACTIONS AND THE COSTS OF INTEGRATING COVAD COMMUNICATIONS' AND BLUESTAR'S OPERATIONS ARE SUBSTANTIAL AND WILL MAKE IT MORE DIFFICULT FOR COVAD COMMUNICATIONS TO ACHIEVE PROFITABILITY.

     Covad Communications will incur substantial costs in connection with the merger transactions which may make it more difficult to achieve profitability in the future. Covad Communications estimates that it will incur costs associated with the merger transactions, consisting of transaction fees for investment bankers, attorneys, accountants and other related costs incurred by Covad Communications (such nonrecurring transaction costs being recorded as goodwill upon consummation of the merger transactions) and additional nonrecurring restructuring charges, in an amount currently estimated to be approximately $7,745,000. There can be no assurance that Covad Communications will not incur additional charges in excess of these amounts to reflect costs associated with the merger transactions, including the costs of integrating the Covad Communications and BlueStar operations.

     THE EARN-OUT CONSIDERATION DEPENDS UPON BLUESTAR ACHIEVING FINANCIAL TARGETS THAT MAY BE DIFFICULT TO ACHIEVE.

     The stockholders of BlueStar are eligible to receive up to 5,000,000 additional shares of Covad Communications common stock in the form of earn-out shares if BlueStar achieves revenue and earnings targets for fiscal year 2001. Achieving these goals will require significant improvement in BlueStar's ability to raise revenue and reduce its EBITDA losses. There can be no assurance that these targets can be achieved or that BlueStar stockholders will receive all or any of the earn-out shares.

     IF THE MERGER FAILS TO QUALIFY AS A TAX-FREE REORGANIZATION YOU WILL RECOGNIZE GAIN OR LOSS ON YOUR BLUESTAR SHARES.

       BlueStar and Covad Communications have structured the merger to qualify as a tax-free organization under Section 368(a) of the Internal Revenue Code of 1986. Although the Internal Revenue Service has not provided a ruling on the merger, BlueStar and Covad Communications will each obtain a legal opinion from their respective counsels that the merger qualifies as a tax-free reorganization. These opinions neither bind the IRS nor prevent the IRS from adopting a contrary position. If the merger fails to qualify as a tax-free reorganization, you would generally recognize gain or loss on each BlueStar share surrendered in the merger in the amount of the difference between your basis in such share and the fair market value of the Covad Communications common stock and other consideration you receive in exchange for such BlueStar share at the time of the merger.

     A PORTION OF YOUR SHARES WILL BE HELD IN AN ESCROW ACCOUNT FOR A PERIOD OF AT LEAST ONE YEAR.

     Upon completion of the merger, 800,000 shares of Covad Communications common stock issued at the closing of the merger will be delivered to the escrow agent, on behalf of the holders of BlueStar stock, as security for breaches by BlueStar of any of its representations, warranties or covenants set forth in the merger agreement. Up to 10% of the earn-out shares may also be placed in the escrow account. The escrowed shares are to remain in an escrow account for at least one year after the effective time of the merger. If Covad Communications successfully asserts a claim while the escrowed shares remain in the escrow account, you may not receive all or part of these escrowed shares.

     THE ESCROW AGENT MAY NOT ACT IN THE MANNER YOU DESIRE.

     The merger agreement provides that the escrow agent will act in certain matters involving the shares of Covad Communications common stock to be held in escrow. Your vote to approve the merger agreement and the merger also effectively constitutes acceptance of the escrow agent to act as such in accordance with the merger agreement and the escrow agreement by which it is bound. The escrow agent may not act in the manner you desire and any arbitration orders required to be enforced by the escrow agent pursuant to the terms of the escrow agreement could have the effect of reducing the consideration you ultimately receive in the merger.

     THE STOCKHOLDERS' AGENT MAY NOT ACT IN THE MANNER YOU DESIRE.

     You have been asked to approve the appointment of Christopher Lord as the stockholders' agent to act in certain matters involving the shares of Covad Communications common stock to be held in escrow. As stockholders' agent, Mr. Lord will have the right, among other things, to compromise and to settle claims made by Covad Communications against the escrowed shares. The stockholders' agent may not act in the manner you desire and decisions made by him could have the effect of reducing the consideration you ultimately receive in the merger.

     FAILURE TO COMPLETE THE MERGER WOULD NEGATIVELY IMPACT BLUESTAR'S FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, BlueStar may be subject to a number of material risks, including the following:

     o if BlueStar continues to incur substantial operating losses, it will need to immediately and successfully establish new sources of financing, the availability of which is uncertain;

     o    potential customers may defer purchases of BlueStar's services; and

     o    employee turnover may increase.

     The occurrence of any of these factors would likely result in serious harm to BlueStar's business, operating results and financial condition.

RISKS RELATED TO COVAD COMMUNICATIONS

     REJECTIONS OF COVAD COMMUNICATIONS' APPLICATIONS FOR CENTRAL OFFICE AND REMOTE TERMINAL SPACE BY TRADITIONAL TELEPHONE COMPANIES ARE LIKELY TO DELAY THE EXPANSION OF COVAD COMMUNICATIONS' NETWORK AND THE ROLL OUT OF ITS SERVICES.

     Covad Communications must secure physical space from traditional telephone companies for its equipment in their central offices in order to provide its services in targeted metropolitan statistical areas. In the past, Covad Communications has experienced rejections of its applications to secure this space in many central offices, and Covad Communications continues to receive rejections in some central offices. In addition, to provide a full range of DSL services, Covad Communications must access remote terminals, which are used by traditional telephone companies to serve end-users through a combination of fiber optic technology and copper wires. Traditional telephone companies are increasing their deployment of fiber-fed remote terminal architectures. For Covad Communication to provide copper-based DSL services to these end-users, Covad Communications needs to access the copper telephone wires that terminate at these remote terminals.

     Covad Communications expects that, as it proceeds with deployment, it will face additional rejections of its applications for central office space in other targeted metropolitan statistical areas. These rejections have in the past resulted, and could in the future result, in delays and increased expenses in the rollout of services in targeted metropolitan statistical areas, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies. This has harmed Covad Communications' business and is likely to continue to harm Covad Communications' business in future periods.

     Covad Communications faces other challenges in dealing with the traditional telephone companies:

     o there may be real limitations on the availability of central office space in certain central offices and remote terminals;

     o they frequently claim lack of available facilities when asked by Covad Communications to provide connections between central offices, remote terminals and telephone wires to end-users;

     o they frequently fail to promise delivery of, or actually deliver, properly connected telephone wires to Covad Communications' end-users on time;

     o they frequently do not cooperate in providing Covad Communications with relevant telephone wire information, such as the length of the wire;

     o they frequently do not deploy and provide Covad Communications with integrated software systems that allow Covad Communications to seamlessly place large volumes of orders for telephone lines;

     o they frequently do not cooperate in maintaining and resolving problems relating to delivery of telephone lines; and

     o they frequently do not cooperate in providing relevant information about the presence and types of remote terminals that may be serving end-users.

     Covad Communications is engaged in a variety of negotiations, regulatory disputes and legal actions to resolve these situations. Covad Communications may be unable to resolve these matters successfully.

     The Federal Communications Commission has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space and telephone wires more easily and on more favorable terms. On March 31, 1999, the FCC adopted rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. However, the FCC's new rules have not been uniformly implemented in a timely manner, may not ultimately enhance Covad Communications' ability to obtain central office space, and have been subject to litigation.

     Moreover, in March 2000, a federal appeals court struck portions of the FCC's new rules and has required the FCC to reconsider and review those rules. In particular, the appeals court has required the FCC to revise its rules concerning the types of equipment that Covad Communications may collocate on the traditional telephone company premises and the steps that traditional telephone companies may take to separate their equipment from its equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs Covad Communications' ability to obtain collocation space and collocate the equipment of Covad Communications' choice on their premises. Such actions by the traditional telephone companies could adversely affect Covad Communications' business and disrupt Covad Communications' existing network design, configuration and services.

     On November 5, 1999, the FCC adopted rules that require traditional telephone companies to provide access to remote terminal locations and to require them to provide access to copper wires that terminate at these terminals. These rules went into effect in May 2000. These rules are currently being appealed. Covad Communications has been very active in these and other regulatory proceedings in order to ensure that it receives the full nondiscriminatory access to these remote terminals and copper wires.

     CHARGES FOR UNBUNDLED NETWORK ELEMENTS ARE OUTSIDE OF COVAD COMMUNICATIONS' CONTROL BECAUSE THEY ARE PROPOSED BY THE TRADITIONAL TELEPHONE COMPANIES AND ARE SUBJECT TO COSTLY REGULATORY APPROVAL PROCESSES.

     Traditional telephone companies provide the unbundled DSL-capable lines or telephone wires that connect each end-user to Covad Communications' equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines that Covad Communications requires vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend on the traditional telephone company's initial rate proposals and the policies of the state public utility commission. These rate approval proceedings are time-consuming and expensive. Consequently, Covad Communications is subject to the risk that the nonrecurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time, which would harm Covad Communications' operating results.

     On July 18, 2000, the United States Court of Appeals for the Eighth Circuit struck down the FCC's total element long run incremental cost methodology, which the FCC previously required state commissions to use in setting the prices for collocation and for unbundled network elements Covad Communications purchases from the traditional telephone companies. The court also rejected an alternative cost methodology based on "historical costs," which was advocated by the traditional telephone companies. In rejecting the FCC's cost methodology, the court held that it is permissible for the FCC to prescribe a forward-looking incremental cost methodology that is based on actual incremental costs under the 1996 Telecommunications Act.

     The Eight Circuit's decision creates some additional uncertainty concerning the prices that Covad Communications is obligated to pay the traditional telephone companies for collocation and unbundled network elements. While the FCC may appeal the Eighth Circuit's decision, it may also adopt new rules to reflect the cost methodology that was approved by the Eighth Circuit. If the decision is appealed, it is uncertain whether the Eighth Circuit's decision will be affirmed by the United States Supreme Court. It is also uncertain whether the FCC and the state commissions will implement a new cost methodology as a result of this decision.

     The impact of these judicial and regulatory decisions on the prices Covad Communications pays to the traditional telephone companies for collocation and unbundled network elements is highly uncertain. There is a risk that any new prices set by the regulators could be materially higher than current or currently expected prices. If Covad Communications is required to pay higher prices to the local telephone companies for collocation and unbundled network elements, it could have a material adverse effect on Covad Communications' business.

     THE FAILURE OF TRADITIONAL TELEPHONE COMPANIES TO ADEQUATELY PROVIDE TRANSMISSION FACILITIES AND PROVISION TELEPHONE WIRES IS LIKELY TO IMPAIR COVAD COMMUNICATIONS' ABILITY TO INSTALL LINES AND ADVERSELY AFFECT COVAD COMMUNICATIONS' GROWTH RATE.

     Covad Communications interconnects with and uses traditional telephone companies' networks to service its customers. This presents a number of challenges because Covad Communications depends on traditional telephone companies:

     o to use their technology and capabilities to meet certain telecommunications needs of its customers and to maintain its service standards;

     o to cooperate with Covad Communications for the provision and maintenance of transmission facilities; and

     o to provide the services and network components that Covad Communications orders, for which they depend significantly on unionized labor. Labor issues have in the past, and may in the future, hurt the telephone companies' performance. For example, on August 6, 2000, employees of Verizon Communications (formerly GTE and Bell Atlantic) began a work stoppage that will impair its ability to provision, maintain and repair the telephone lines that Covad Communications uses to deliver its services.

     Covad Communications' dependence on the traditional telephone companies has caused and could continue to cause Covad Communications to encounter delays in establishing Covad Communications' network and providing higher speed DSL services. Covad Communications relies on the traditional telephone companies to provision telephone wires to its customers and end-users. Covad Communications must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL-capable lines from the traditional telephone companies. Covad Communications must also establish satisfactory electronic billing and payment arrangements with the traditional telephone companies. Covad Communications may not be able to do these things in a manner that will allow it to retain and grow its customer and end-user base.

     It has been and continues to be Covad Communications' experience that, at any given time, one or more of the traditional telephone companies will fail to deliver the central office space, transmission facilities, telephone wires or other elements, features and functions that Covad Communications' business requires. For example, the traditional telephone companies currently are significantly impairing Covad Communications' ability to efficiently install its services, and this has adversely affected the growth in the volume of orders Covad Communications receives. The failure of the traditional telephone companies to consistently and adequately deliver operable telephone wires to Covad Communications on time has significantly contributed to an increase in the backlog of uninstalled orders. The continued inadequate performance of the traditional telephone companies could slow the growth in Covad Communications' revenues and reduce the growth in orders placed by Covad Communications' customers, which could materially harm Covad Communications' business.

     On November 18, 1999, the FCC decided that the traditional local telephone companies must provide Covad Communications and other competitive local exchange carriers with access to line sharing. This allows Covad Communications to provide its services over the same telephone wire used by the traditional telephone companies to provide analog voice services. The FCC has directed the traditional local telephone companies to enter into agreements with competitors, such as Covad Communications, and take the necessary steps to provide such access by mid-2000. However, it is unclear whether the traditional telephone companies will provide Covad Communications with such access in a meaningful way this year.

     Although Covad Communications has entered into interim line sharing agreements with the major local telephone carriers, the permanent rates, terms and conditions of line sharing access have not yet been mutually agreed to between the traditional local phone companies and Covad Communications. Many state commissions have not yet arbitrated disputes or set line sharing rates in connection with failed negotiations between traditional local phone companies and Covad Communications. The efforts of traditional local telephone companies to provide Covad Communications with line sharing may inadvertently or purposefully cause disruption and dislocation to Covad Communications' existing processes for obtaining full telephone lines and Covad Communications' ability to provide its services.

     COVAD COMMUNICATIONS DEPENDS ON THE TRADITIONAL TELEPHONE COMPANIES FOR THE QUALITY AND AVAILABILITY OF THE TELEPHONE WIRES THAT COVAD COMMUNICATIONS USES.

     Covad Communications depends significantly on the quality and availability of the traditional telephone companies' telephone wires, shared lines and the traditional telephone companies' maintenance of such wires. Covad Communications may not be able to obtain the telephone wires and the services Covad Communications requires from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Covad Communications' inability to do so could delay the expansion of its network and degrade the quality of its services to its customers.

     COVAD COMMUNICATIONS' BUSINESS WILL SUFFER IF ITS INTERCONNECTION AGREEMENTS ARE NOT RENEWED OR IF THEY ARE MODIFIED ON UNFAVORABLE TERMS.

     Covad Communications is required to enter into and implement interconnection agreements in each of its targeted metropolitan statistical areas with the appropriate traditional telephone companies in order to provide service in those regions. Covad Communications has not yet entered into all of the interconnection agreements it requires to complete its 165 metropolitan statistical area build-out. Covad Communications may be unable to timely enter into these agreements, which are a prerequisite to Covad Communications' provision of service in those areas. Many of Covad Communications' existing interconnection agreements have a maximum term of three years. Therefore, Covad Communications will have to renegotiate these agreements with the traditional telephone companies when they expire. Covad Communications may not succeed in extending or renegotiating them on favorable terms or at all.

     As the FCC modifies, changes and implements rules related to unbundling and collocation, Covad Communications generally has to renegotiate its interconnection agreements with the traditional telephone companies in order to implement those new or modified rules. Covad Communications may be unable to timely renegotiate these agreements, or may be forced to arbitrate and litigate terms with the traditional telephone company that fully comply with FCC rules. As a result, although the FCC may implement rules or policies designed to speed or improve Covad Communications' ability to provide its services, Covad Communications may not be able to timely implement those rules or policies.

     Additionally, disputes have arisen and will continue to arise in the future as a result of differences in interpretations of the interconnection agreements. For example, Covad Communications is in litigation proceedings with certain of the traditional telephone companies. These disputes have delayed the deployment of Covad Communications' network, and resolution of the litigated matters will cause Covad Communications' ongoing expenditure of money and management time. These disputes may have also negatively affected Covad Communications' service to its customers and its ability to enter into additional interconnection agreements with the traditional telephone companies in other states. In addition, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that harms Covad Communications' business.

     COVAD COMMUNICATIONS' BUSINESS IS DIFFICULT TO EVALUATE BECAUSE COVAD COMMUNICATIONS HAS A LIMITED OPERATING HISTORY.

     Covad Communications was incorporated in October 1996 and introduced its services commercially in the San Francisco Bay Area in December 1997. Because of Covad Communications' limited operating history, you have limited operating and financial data upon which to evaluate Covad Communications' business. You should consider that Covad Communications has the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, Covad Communications must:

     o    rapidly expand the geographic coverage of its services;

     o attract and retain customers within its existing and in new metropolitan statistical areas;

     o    increase awareness of its services;

     o    respond to competitive developments;

     o    continue to attract, retain and motivate qualified persons;

     o continue to upgrade its technologies in response to competition and market factors;

     o    manage its traditional telephone company suppliers;

     o    rapidly install high-speed access lines;

     o    effectively manage the growth of its operations; and

     o deliver additional value-added services to its customers without causing existing customers to cease reselling its services or reducing the volume or rate of growth of sales of its services.

     COVAD COMMUNICATIONS HAS A HISTORY OF LOSSES AND EXPECTS INCREASING LOSSES IN THE FUTURE.

     Covad Communications has incurred substantial losses and experienced negative cash flow each fiscal quarter since its inception. As of June 30, 2000, Covad Communications had an accumulated deficit of approximately $484.8 million. Covad Communications intends to increase its capital expenditures and operating expenses in order to expand its business. As a result, Covad Communications expects to incur substantial additional net losses and substantial negative cash flow for the next several years due to continued development, commercial deployment and expansion of its network. Covad Communications may also make investments in and acquisitions of complementary businesses to support the growth of its business. Covad Communications' future cash requirements for developing, deploying and enhancing its network and operating its business, as well as its revenues, will depend on a number of factors including:

     o the number of regions entered, the timing of entry and services offered;

     o    network development schedules and associated costs;

     o the rate at which customers and end-users purchase its services and the pricing of such services;

     o the level of marketing required to acquire and retain customers and to attain a competitive position in the market place;

     o the rate at which Covad Communications invests in engineering and development and intellectual property with respect to existing and future technology; and

     o    unanticipated opportunities.

     In addition, Covad Communications expects its net losses to increase in the future due to interest and amortization charges related to its 13 1/2% senior discounted notes (the "1998 notes") due 2008, its 12 1/2% senior notes (the "1999 notes") due 2009, its 12% senior notes due 2010 (the "2000 notes") and the amortization charges related to its issuance of preferred stock to AT&T Ventures and two affiliated funds, NEXTLINK Communications, Inc. and Qwest Communications International Inc. in January 1999. For example:

     o Interest and amortization charges relating to the 1998 notes were approximately $22.3 million during the year ending December 31, 1999. These charges will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. This increase is due to the accretion of the 1998 notes to $260 million through March 2003.

     o Interest and amortization charges relating to the 1999 notes were approximately $24.8 million during the year ending December 31, 1999, and will increase slightly each year to approximately $29.3 million during the year ending December 31, 2008.

     o Interest and amortization charges relating to the 2000 notes will be approximately $48.2 million during the year ending December 31, 2000, and will be $52.2 million each following year through the maturity of the notes in February 2010.

     o Covad Communications recorded intangible assets of $28.7 million associated with the issuance of its preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization charges relating to preferred stock issuance were approximately $8.2 million during the year ending December 31, 1999. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the two-year period ending December 31, 2001.

     COVAD COMMUNICATIONS' BUSINESS WILL SUFFER IF ITS INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER THIRD PARTIES ARE NOT SUCCESSFUL IN MARKETING AND SELLING ITS SERVICES.

     Covad Communications primarily markets its Internet access services through Internet service providers, telecommunications carriers and other customers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of Covad Communications' revenues. As a result, a significant reduction in the number of end-users or revenues provided by one or more of Covad Communications' key Internet service providers could materially harm Covad Communications' operating results in any given period. Covad Communications expects that its Internet service provider customers and telecommunications carriers will account for the majority of its future market penetration and revenue growth. Covad Communications' agreements with its customers are generally non-exclusive. Many of Covad Communications' customers also resell services offered by Covad Communications' competitors. In addition, a number of Covad Communications' customers have committed to provide large numbers of end-users in exchange for price discounts. If Covad Communications' customers do not meet their volume commitments or otherwise do not sell its services to as many end-users as Covad Communications expects, Covad Communications' business will suffer. In addition, these and future relationships Covad Communications may establish with other third parties may not result in significant line orders or revenues.

     COVAD COMMUNICATIONS' OPERATING RESULTS ARE LIKELY TO FLUCTUATE IN FUTURE PERIODS AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS.

     Covad Communications' annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of Covad Communications' control. These factors include:

     o the timing and willingness of traditional telephone companies to provide Covad Communications with central office space and the prices, terms and conditions on which they make available the space to Covad Communications;

     o the amount and timing of capital expenditures and other costs relating to the expansion of Covad Communications' network and the marketing of Covad Communications' services;

     o delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

     o the ability to develop and commercialize new services by Covad Communications or Covad Communications' competitors;

     o the ability to order or deploy Covad Communications' services on a timely basis to adequately satisfy end-user demand;

     o    Covad Communications' ability to successfully operate its network;

     o the rate at which customers subscribe to Covad Communications' services;

     o decreases in the prices for Covad Communications' services due to competition, volume-based pricing and other factors;

     o Covad Communications' ability to retain Internet service provider, enterprise and telecommunications carrier customers and limit end-user churn rates;

     o the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

     o the success of Covad Communications' relationship with AT&T and other potential third parties in generating significant end-user demand;

     o the development and operation of Covad Communications' billing and collection systems and other operational systems and processes;

     o    the rendering of accurate and verifiable bills by Covad
          Communications' traditional telephone company suppliers and resolution of billing disputes;

     o the incorporation of enhancements, upgrades and new software and hardware products into Covad Communications' network and operational processes that may cause unanticipated disruptions;

     o the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the antitrust laws; and

     o    the availability of equipment and services from key vendors.

     As a result, it is likely that in some future quarters Covad
Communications' operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of the Covad Communications common stock would likely decline.

     COVAD COMMUNICATIONS CANNOT PREDICT WHETHER IT WILL BE SUCCESSFUL BECAUSE ITS BUSINESS STRATEGY IS LARGELY UNPROVEN.

     Covad Communications believes that it was the first competitive telecommunications company to widely provide high-speed Internet and network access using DSL technology. To date, Covad Communications' business strategy remains significantly unproven. To be successful, Covad Communications must develop and market services that achieve broad commercial acceptance by Internet service provider, enterprise and telecommunications carrier customers in targeted metropolitan statistical areas. Because Covad Communications' business and the demand for high-speed digital communications services are in the early stages of development, Covad Communications is uncertain whether its services will achieve broad commercial acceptance.

     It is uncertain whether Covad Communications' strategy of selling and providing its services through Internet service providers, telecommunication carriers and others will be successful. This strategy creates marketing, operational and other challenges and complexities that are less likely to appear in the case of a single entity providing integrated DSL and ISP services. For example, cable modem service providers, such as Excite@Home Corporation and Time Warner, Inc., market, sell and provide high-speed services, Internet access and content services on an integrated basis. Also, Covad Communications' new DSL + IP and VBSP services may adversely affect its relationship with its current ISP customers, since Covad Communications will be providing some of the services that they provide. Covad Communications does not anticipate that this will have a substantial adverse effect on its relationship with its ISP customers because Covad Communications will be able to provide its ISP customers with these additional services at a lower cost than they would pay if they developed these additional services internally.

     Three recently-announced mergers and acquisitions--between America Online, Inc. and Time Warner, Inc., between NTT and Verio and between NEXTLINK and Concentric Network Corporation--highlight a growing trend among service providers and telecommunications carriers to combine the marketing, selling and provision of high-speed data transmission services, Internet access and content services. While Covad Communications does not believe that such combined entities providing integrated services will adversely affect its business, no assurance can be given that such combinations will not ultimately have such an adverse effect. Further, no assurance can be given that additional acquisitions of Internet service providers by traditional and local competitive telecommunications carriers, and other strategic alliances between such entities, will not harm Covad Communications' business.

     In light of Covad Communications' acquisition of Laser Link.Net, Inc. and other changes Covad Communications has made in its business to provide Internet access services on a wholesale basis to Internet service providers, such as Prodigy Communications Corporation and Juno On-Line, some of its existing Internet service provider customers may perceive Covad Communications as a potential or actual competitor instead of as a supplier. Similarly, Covad Communications' agreement to acquire BlueStar, which sells its services directly to end-users, may cause Covad Communications' existing Internet service provider customers to view Covad Communications as a competitor. Such Internet service providers may therefore reduce the volume or the rate of growth of the sales of Covad Communications' services, or may cease to resell its services. No assurance can be given that its provision of additional services will not alienate some or all of Covad Communications' existing customers and thus harm its business.

     COVAD COMMUNICATIONS MAY EXPERIENCE DECREASING PRICES FOR ITS SERVICES, WHICH MAY IMPAIR ITS ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW.

     Covad Communications may experience decreasing prices for its services due to competition, volume-based pricing, an increase in the proportion of its revenues generated by its consumer services and other factors. Currently, Covad Communications charges higher prices for some of its services than some of its competitors do for their similar services. As a result, Covad Communications cannot assure you that its customers and their end-user customers will select Covad Communications' services over those of its competitors. In addition, prices for digital communications services in general have fallen historically, and Covad Communications expects this trend to continue. Covad Communications has provided and expects in the future to provide price discounts to customers that commit to sell its services to a large number of their end-user customers. Covad Communications' consumer-grade services have lower prices than its business-grade services. As a result, expected increases in the percentage of Covad Communications' revenues which Covad Communications derives from its consumer services will likely reduce its overall profit margins. Covad Communications also expects to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, Covad Communications cannot predict whether demand for its services will exist at prices that enable Covad Communications to achieve profitability or positive cash flow.

     COVAD COMMUNICATIONS' FAILURE TO MANAGE ITS GROWTH EFFECTIVELY MAY DELAY ITS NETWORK EXPANSION AND SERVICE ROLLOUT.

     Covad Communications' strategy is to significantly expand its network within its existing metropolitan statistical areas and to deploy its network in substantially all of its 165 targeted metropolitan statistical areas by the end of 2000. The execution of this strategy involves:

     o    obtaining the required government authorizations;

     o identifying, accessing and initiating service in key central offices within existing and target regions;

     o designing, maintaining and upgrading adequate operational support, billing and collection systems;

     o obtaining central office space and maintaining connections between central offices;

     o obtaining phone lines and electronic ordering facilities from its traditional telephone company suppliers on a timely basis; and

     o entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

     To accomplish this strategy, Covad Communications must, among other things:

     o establish a marketing strategy to acquire a substantial number of customers and end-users;

     o continue to implement and improve its operational, financial and management information systems, including its client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as its billing, accounts receivable and payable tracking, collection, fixed assets and other financial management systems;

     o hire and train additional qualified management and technical personnel;

     o manage and resolve any disputes which may arise with its traditional telephone company suppliers;

     o establish and maintain relationships with third parties to market and sell Covad Communications' services, install network equipment and provide field service; and

     o    continue to expand and upgrade its network infrastructure.

     Covad Communications may be unable to do these things successfully. As a result, Covad Communications may be unable to deploy its network as scheduled, deploy its services in a timely manner or achieve the operational growth necessary to achieve its business strategy.

     Covad Communications' growth has placed, and is expected to continue to place, significant demands on its management and operational resources. Covad Communications expects to continue to significantly increase its employee base to support the deployment of its network. Covad Communications also expects to implement system upgrades, new software systems and other enhancements, which could cause disruption and dislocation in its business. If Covad Communications is successful in implementing its marketing strategy, Covad Communications may have difficulty responding to demand for its services and technical support in a timely manner and in accordance with its customers' expectations. Covad Communications expects these demands to require the addition of new management personnel and the increased outsourcing of company functions to third parties. Covad Communications may be unable to do this successfully, in which case Covad Communications could experience a reduction in the growth of its line orders and, therefore, its revenues.

     In February to March 2000, Covad Communications deployed new software systems that caused some disruption to its business while enhancing the productivity and efficiency of certain operational practices. Future changes in Covad Communications' processes that it introduces or is required to introduce as a result of its arrangements with the traditional telephone companies could cause similar or more serious disruption to Covad Communications' ability to provide its services and to its overall business.

     Thus far Covad Communications has electronically linked its own ordering software systems to the software systems of five of the traditional telephone companies. Such electronic linkage is essential for Covad Communications to successfully place a large volume of orders for access to telephone wires. There can be no assurance that Covad Communications will be successful in electronically linking its software system to those of all of the traditional telephone companies who Covad Communications relies on for the supply of access to their telephone wires. Even if Covad Communications has such electronic links, Covad Communications cannot assure you that it will be able to process all of its orders through such electronic links, which would require additional human intervention. Covad Communications' failure to electronically link its systems with those of all major traditional telephone companies would severely harm its ability to provide its services in large volume to its customers.

     THE MARKETS COVAD COMMUNICATIONS FACES ARE HIGHLY COMPETITIVE AND COVAD COMMUNICATIONS MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES.

     The markets Covad Communications faces for business and consumer Internet access and remote LAN access services are intensely competitive. Covad Communications expects that these markets will become increasingly competitive in the future. In addition, the traditional telephone companies dominate the current market and have a monopoly on telephone wires. Covad Communications poses a competitive risk to the traditional telephone companies and, as both Covad Communications' competitors and its suppliers, they have the ability and the motivation to harm its business. Covad Communications also faces competition from cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than Covad Communications does. As a result, these competitors:

     o may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than Covad Communications can;

     o    may form new alliances and rapidly acquire significant market share;
          and

     o may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services.

     The intense competition from Covad Communications' competitors, including the traditional telephone companies, the cable modem service providers and the competitive telecommunications companies could harm Covad Communications' business.

     The traditional telephone companies represent the dominant competition in all of Covad Communications' target service areas, and Covad Communications expects this competition to intensify. For example, they have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own telephone wires and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19-$29 per month, placing pricing pressure on Covad Communications' TeleSurfer services. While Covad Communications may be allowed to provide its data services over the same telephone wires that they provide analog voice services, it may be unable to obtain this ability. Even if Covad Communications does obtain this ability, there can be no assurance that it will be permitted to provide its services in this manner without running into operational or technical obstacles, including those created by the traditional telephone companies. Further, they can offer service to end-users from certain central offices where Covad Communications is unable to secure central office space and offer service. In addition, mergers involving the traditional telephone companies, such as the merger between Verizon Communications and NorthPoint Communications, may further the traditional telephone companies' efforts to compete with Covad Communications since the combined entities will benefit from the resources of the traditional telephone company. Accordingly, Covad Communications may be unable to compete successfully against the traditional telephone companies.

     Cable modem service providers, such as Excite@Home Corporation and MediaOne, the broadband services arm of MediaOne Group (formerly U S West Media Group), and their respective cable partners, are deploying high-speed Internet access services over coaxial cable networks. Where deployed, these networks provide similar, and in some cases, higher-speed Internet access and RLAN access than Covad Communications provides. They also offer these services at lower price points than Covad Communications' TeleSurfer services. As a result, competition with the cable modem service providers may have a significant negative effect on Covad Communications' ability to secure customers and may create downward pressure on the prices Covad Communications can charge for its services.

     Many competitive telecommunications companies offer high-speed data services using a business strategy similar to Covad Communications. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired central office space in many of Covad Communications' existing and target markets. Further, certain of Covad Communications' customers have made investments in Covad Communications' competitors. As a result of these factors, Covad Communications may be unsuccessful in generating a significant number of new customers or retaining existing customers.

     COVAD COMMUNICATIONS' LEVERAGE IS SUBSTANTIAL AND WILL INCREASE, MAKING IT MORE DIFFICULT TO RESPOND TO CHANGING BUSINESS CONDITIONS.

     As of June 30, 2000, Covad Communications had approximately $828.9 million of long-term obligations (including current portion), which consists primarily of the 1998 notes, the 1999 notes and the 2000 notes. Because the 1998 notes accrete to $260 million through March 2003, Covad Communications will become increasingly leveraged until then, whether or not it incurs new indebtedness in the future. Covad Communications may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 notes, the 1999 notes and the 2000 notes, to finance the continued development, commercial deployment and expansion of its network and for funding operating losses or to take advantage of unanticipated opportunities. The degree to which Covad Communication is leveraged could have important consequences. For example, it could:

     o materially limit or impair Covad Communications' ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     o require Covad Communications to dedicate a substantial portion of its cash flow to the payment of principal and interest on its indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate matters or other matters;

     o limit Covad Communications' ability to redeem the 1998 notes, the 1999 notes and the 2000 notes in the event of a change of control; and

     o increase Covad Communications' vulnerability to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions.

     COVAD COMMUNICATIONS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE ITS INDEBTEDNESS; ITS ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND ITS CONTROL.

     Covad Communications expects to continue to generate substantial net losses and negative cash flow for at least the next several years. Covad Communications may be unable to maintain a level of cash flow from operations sufficient to permit it to pay the principal and interest on its current indebtedness or any additional indebtedness it may incur. The 1998 notes accrete to $260 million through March 2003, and Covad Communications must begin paying cash interest on those notes in September 2003. Covad Communications has provided for the first six payments on the 1999 notes by setting aside approximately $74.1 million in government securities to fund such payments. Covad Communications began paying cash interest on the 1999 notes in August 1999 and will begin paying cash interest on the 2000 notes in August 2000. Covad Communications' ability to make scheduled payments with respect to indebtedness will depend upon, among other things:

     o    its ability to achieve significant and sustained growth in cash flow;

     o    the rate and success of the commercial deployment of its network;

     o    successful operation of its network;

     o the market acceptance, customer demand, rate of utilization and pricing for its services;

     o its ability to successfully complete development, upgrades and enhancements of its network; and

     o    its ability to complete additional financings, as necessary.

     Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond its control. If Covad Communications is unable to generate sufficient cash flow to service its indebtedness, it may have to reduce or delay network deployments, restructure or refinance its indebtedness or seek additional equity capital, strategies that may not enable it to service and repay it indebtedness. Any failure to satisfy its obligations with respect to the 1998 notes, the 1999 notes or the 2000 notes at or before maturity would be a default under the related indentures and could cause a default under agreements governing its other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against Covad Communications.

     COVAD COMMUNICATIONS' INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT ITS PROPRIETARY RIGHTS, AND COVAD COMMUNICATIONS MAY BE SUBJECT TO INFRINGEMENT CLAIMS.

     Covad Communications regards certain aspects of its products, services and technology as proprietary. Covad Communications attempts to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect its technology. Covad Communications also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use its products, services or technology without authorization, or to develop similar technology independently.

     Currently, Covad Communications has been issued one patent and has a number of additional patent applications pending. Covad Communications intends to prepare additional applications and to seek patent protection for its systems and services. These patents may not be issued to Covad Communications. If issued, they may not protect its intellectual property from competition. Competitors could seek to design around or invalidate these patents.

     Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of Covad Communications' proprietary information. The steps that Covad Communications has taken may not prevent misappropriation or infringement of its technology. Litigation may be necessary in the future to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm Covad Communications' business.

     In addition, others may sue Covad Communications with respect to infringement of their intellectual property rights. Last year Covad Communications was sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." Although a court recently held that Covad Communications does not infringe Bell Atlantic's patent, Bell Atlantic has filed a notice of appeal with respect to the court's ruling. As litigation is inherently unpredictable, there can be no guarantee that Covad Communications will prevail on an appeal of this ruling. An unfavorable outcome on appeal of this ruling, or in any other lawsuit that may be brought against Covad Communications, could limit its ability to provide all its services and require Covad Communications to pay damages, which could significantly harm its business.

     COVAD COMMUNICATIONS WILL NEED ADDITIONAL FUNDS IN THE FUTURE IN ORDER TO CONTINUE TO GROW ITS BUSINESS.

     Covad Communications believes its current capital resources will be sufficient for its funding and working capital requirements for the deployment and operation of its network into the second quarter of 2001. Thereafter, Covad Communications will be required to raise additional capital through the issuance of debt or equity financings. Covad Communications may choose to raise additional capital sooner, depending on market conditions. The actual amount and timing of its future capital requirements will depend upon a number of factors, including:

     o the number of geographic areas targeted and entered and the timing of entry and services offered;

     o    network deployment schedules and associated costs;

     o the rate at which customers and end-users purchase Covad Communications' services and the pricing of such services;

     o the level of marketing required to acquire and retain customers and to attain a competitive position in each region Covad Communications enters;

     o the rate at which Covad Communications invests in engineering and development and intellectual property with respect to existing and future technology; and

     o investment opportunities in complementary businesses, acquisitions or other opportunities.

     Covad Communications also may be unsuccessful in raising sufficient capital at all or on terms that it considers acceptable. If this happens, its ability to continue to expand its business or respond to competitive developments would be impaired.

     In addition, indentures governing Covad Communications' existing indebtedness contain covenants that may restrict its business activities and its ability to raise additional funds. As a result, Covad Communications may not be able to undertake certain activities which management believes are in its best interest to develop its business. Covad Communications also may be unable to raise as much additional funding through the issuance of debt securities as it may need in the future. This could require Covad Communications to raise funding through the issuance of equity securities or amend its indentures, which it may be unable to do on acceptable terms.

     THE SCALABILITY AND SPEED OF COVAD COMMUNICATIONS' NETWORK REMAIN LARGELY UNPROVEN.

     As of June 30, 2000, Covad Communications had deployed its network in a total of 81 metropolitan statistical areas, many of which have been deployed only in the last several months. As a result, the ability of its DSL networks and operational support systems to connect and manage a substantial number of online end-users at high speeds is still unknown. Consequently, there remains a risk that Covad Communications may not be able to scale its network and operational support systems up to its expected end-user numbers while achieving superior performance. Peak digital data transmission speeds currently offered across its DSL networks are 1.5 megabits per second downstream. However, the actual data transmission speeds over its network could be significantly slower and will depend on a variety of factors, including:

     o    the type of DSL technology deployed;

     o    the distance an end-user is located from a central office;

     o    the configuration of the telecommunications line being used;

     o quality of the telephone wires provisioned by traditional telephone companies; and

     o Covad Communications' operational support systems which manage its network.

     As a result, Covad Communications' network may be unable to achieve and maintain the highest possible digital transmission speed. Covad Communications' failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for its services.

     INTERFERENCE IN THE TRADITIONAL TELEPHONE COMPANIES' COPPER PLANT COULD DEGRADE THE PERFORMANCE OF COVAD COMMUNICATIONS' SERVICES.

     Certain tests indicate that some types of DSL technology may cause interference with, and be interfered with by other signals present in a traditional telephone company's copper plant, usually with lines in close proximity. In addition, as Covad Communications continues to implement line sharing with the traditional local telephone companies, its deployment of its ADSL data services could interfere with the voice services of the traditional local telephone companies carried over the same line or adjacent lines. If it occurs, such interference could cause degradation of performance of its services or the services of the traditional local telephone companies and render Covad Communications unable to offer its services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant, which cannot now be ascertained.

     When interference occurs, it is difficult to detect. The procedures to resolve interference issues between competitive telecommunications companies and traditional telephone companies are still being developed and may not be effective. In the past Covad Communications has agreed to interference resolution procedures with certain traditional telephone companies. However, Covad Communications may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the failure of the traditional telephone companies to take timely action to resolve interference issues could harm the provision of Covad Communications' services. If its TeleSpeed(TM) and TeleSurfer services cause widespread network degradation or are perceived to cause that type of interference, actions by the traditional telephone companies or state or federal regulators could harm Covad Communications' reputation, brand image, service quality, customer satisfaction and retention, and overall business. Moreover, ostensible interference concerns have in the past been, continue to currently, and may in the future be, used by the traditional telephone companies as a pretext to delay the deployment of Covad Communications' services and otherwise harm its business.

     A SYSTEM FAILURE COULD DELAY OR INTERRUPT SERVICE TO COVAD COMMUNICATIONS' CUSTOMERS.

     Covad Communications' operations depend upon its ability to support its highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak-user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at Covad Communications' network operations center or any of its regional data centers could cause interruptions in its services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that Covad Communications requires, as a result of a natural disaster, operational disruption any other reason, could cause interruptions in Covad Communications' services. Any damage or failure that causes interruptions in Covad Communications' operations could harm its business.

     A BREACH OF NETWORK SECURITY COULD DELAY OR INTERRUPT SERVICE TO COVAD COMMUNICATIONS' CUSTOMERS.

     Covad Communications' network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service provider, telecommunications carrier and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of Covad Communications' customers and the customers' end-users. This might result in liability to Covad Communications' customers and also might deter potential customers. Covad Communications intends to implement security measures that are standard within the telecommunications industry as well as newly developed security measures. Covad Communications has not done so yet and may not implement such measures in a timely manner. Moreover, if and when implemented, such measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to Covad Communications' customers and such customers' end-users, which could harm Covad Communications' business.

     COVAD COMMUNICATIONS DEPENDS ON A LIMITED NUMBER OF THIRD PARTIES FOR EQUIPMENT SUPPLY SERVICE AND INSTALLATION.

     Covad Communications relies on outside parties to manufacture its network equipment and provide certain network services. These services and equipment include:

     o    digital subscriber line access multiplexers;

     o    customer premise equipment modems;

     o    network routing and switching hardware;

     o    network management software;

     o    systems management software;

     o    database management software;

     o    collocation space; and

     o    Internet connectivity and Internet protocol services.

     As Covad Communications signs additional service contracts, it will need to increase significantly the amount of manufacturing and other services supplied by third parties in order to meet its contractual commitments. For example, Covad Communications has a service arrangement with Lucent Technologies Inc. to assist Covad Communications in installing its central office facilities and associated equipment.

     Covad Communications has in the past experienced supply problems with certain of its vendors. These vendors may not be able to meet Covad Communications' needs in a satisfactory and timely manner in the future. In addition, Covad Communications may not be able to obtain additional vendors when needed. Covad Communications has identified alternative suppliers for technologies that it considers critical. However, it could take Covad Communications a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into its network.

     Covad Communications' reliance on third-party vendors involves additional risks, including:

     o    the absence of guaranteed capacity; and

     o reduced control over delivery schedules, quality assurance, production yields and costs.

     The loss of any of Covad Communications' relationships with these suppliers could harm its business.

     COVAD COMMUNICATIONS' SUCCESS DEPENDS ON ITS RETENTION OF CERTAIN KEY PERSONNEL, ITS ABILITY TO HIRE ADDITIONAL KEY PERSONNEL AND THE MAINTENANCE OF GOOD LABOR RELATIONS.

     Covad Communications depends on the performance of its executive officers and key employees. In particular, its senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any of them, in particular Robert Roblin, Tim Laehy and Robert Grant, could negatively affect its ability to execute its business strategy. Additionally, Covad Communications does not have "key person" life insurance policies on any of its employees.

     Covad Communications' future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing, legal and managerial personnel in connection with its expansion within its existing regions and the deployment, and marketing of its network into targeted regions. Competition for such qualified personnel is intense. This is particularly the case in software development, network engineering and product management. Covad Communications also may be unable to attract, assimilate or retain other highly qualified technical, operations, sales, marketing and managerial personnel, which could hurt its business. In addition, in the event that Covad Communications' employees unionize, it could incur higher ongoing labor costs and disruptions in its operations in the event of a strike or other work stoppage.

     COVAD COMMUNICATIONS HAS MADE AND MAY MAKE ACQUISITIONS OF COMPLEMENTARY TECHNOLOGIES OR BUSINESSES IN THE FUTURE, WHICH MAY DISRUPT ITS BUSINESS AND BE DILUTIVE TO ITS EXISTING STOCKHOLDERS.

     In addition to its acquisition of Laser Link.Net, Inc. and its agreement to acquire BlueStar, Covad Communications intends to consider acquisitions of businesses and technologies in the future on an opportunistic basis. Acquisitions of businesses and technologies involve numerous risks, including the diversion of management attention, difficulties in assimilating the acquired operations, loss of key employees from the acquired company, and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time expenses and the creation of goodwill or other intangible assets that result in significant amortization expense. Any of these factors could materially harm Covad Communications' business or its operating results in a given period.

     AN ECONOMIC DOWNTURN COULD ADVERSELY IMPACT DEMAND FOR COVAD
COMMUNICATIONS' SERVICES.

     In the last few years the general health of the economy, particularly the California economy, has been relatively strong and growing, a consequence of which has been increasing capital spending by individuals and growing companies to keep pace with rapid technological advances. To the extent the general economic health of the United States or of California declines from recent historically high levels, or to the extent individuals or companies fear such a decline is imminent, such individuals and companies may reduce, in the near term, expenditures such as those for Covad Communications' services. Any such decline or concern about an imminent decline could delay decisions among certain of Covad Communications' customers to roll out Covad Communications' services or could delay decisions by prospective customers to make initial evaluations of Covad Communications' services. Such delays would have a material adverse effect on Covad Communications' business, prospects, operating results and financial condition.

     COVAD COMMUNICATIONS' STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of Covad Communications' common stock has been and is likely to continue to be highly volatile. Covad Communications' stock price could fluctuate widely in response to factors such as the following:

     o actual or anticipated variations in quarterly operating results, including the pace of the expansion of its business;

     o announcements of new products or services by Covad Communications or its competitors or new competing technologies;

     o    the addition or loss of ISP or enterprise customers or subscribers;

     o changes in financial estimates or recommendations by securities analysts;

     o the adoption of new, or changes in existing, accounting rules, guidelines and practices, which may materially impact Covad Communications' financial statements and may materially alter the expectations of securities analysts or investors;

     o conditions or trends in the telecommunications industry, including regulatory developments;

     o    growth of the Internet and online commerce industries;

     o announcements by Covad Communications of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel;

     o future equity or debt offerings or Covad Communications' announcements of such offerings;

     o    general market and general economic conditions; and

     o    other events or factors, many of which are beyond Covad
          Communications' control.

     Covad Communications is currently aware of a Staff Accounting Bulletin entitled SAB 101 "Revenue Recognition in Financial Statements", which was issued in December 1999 by the SEC. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to the complex nature of the widespread implementation of SAB 101, the SEC has deferred the implementation date of SAB 101 until the quarter ended December 31, 2000, with retroactive application to the beginning of Covad Communications' fiscal year. The SEC intends to issue further definitive guidance on the implementation of SAB 101. When and if that guidance is received, Covad Communications will fully evaluate this guidance and respond and comply accordingly. If SAB 101 is implemented and its implementation is contrary to Covad Communications' current practice, it may have an adverse effect on Covad Communications' financial statements.

     FUTURE SALES OF COVAD COMMUNICATIONS COMMON STOCK MAY DEPRESS ITS STOCK PRICE.

     Sales of a substantial number of shares of Covad Communications common stock in the public market, or the appearance that such shares will be available for sale, could adversely affect the market price for Covad Communications common stock. As of August 1, 2000, Covad Communications had 154,770,567 shares of common stock outstanding.

     A significant number of these shares are not currently publicly traded but are available for immediate resale to the public, subject to certain volume limitations under the securities laws and lock-up arrangements. Covad Communications also has 32,383,377 shares of its common stock reserved for issuance pursuant to options under its 1997 Stock Plan, of which 25,700,808 shares were subject to outstanding options at August 1, 2000. Covad Communications has reserved 1,006,050 shares of its common stock for issuance pursuant to options it assumed in connection with its acquisition of Laser Link.Net. Covad Communications has also reserved 1,732,716 shares of common stock for issuance under its 1998 Employee Stock Purchase Plan as of August 1, 2000. Shares underlying vested options are generally eligible for immediate resale in the public market. In addition, a significant portion of Covad Communications' stockholders have registration rights with respect to their shares.

     ANTITAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS, DELAWARE LAW, COVAD COMMUNICATIONS' INDENTURES AND STOCKHOLDER PROTECTION RIGHTS PLAN COULD LIMIT COVAD COMMUNICATIONS' ABILITY TO BE ACQUIRED.

     Covad Communications' board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of Covad Communications' outstanding voting stock. Covad Communications' charter and bylaws provide for a classified board of directors, limitations on the ability of stockholders to call special meetings and act by written consent, the lack of cumulative voting for directors and procedures for advance notification of stockholder nominations and proposals. These provisions, as well as Section 203 under the Delaware General Corporation Law to which Covad Communications is subject, could discourage potential acquisition proposals and could delay or prevent a change of control.

     The indentures relating to the 1998 notes, 1999 notes and 2000 notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require Covad Communications to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. In addition, Covad Communications' Stockholder Protection Rights Plan contains provisions that make a hostile takeover prohibitively expensive and, in effect, requires interested suitors to cooperate with the board of directors prior to acquiring more than 15% of Covad Communications. There can be no guarantee that the Stockholder Protection Rights Plan will not discourage takeover attempts which would otherwise result in a premium to Covad Communications' stockholders.

     The provisions in the charter, bylaws, indentures and Stockholder Protection Rights Plan could have the effect of discouraging others from making tender offers for Covad Communications' shares and, as a consequence, they also may inhibit increases in the market price of Covad Communications' shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Covad Communications' management.

     COVAD COMMUNICATIONS' FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT ITS BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

       Covad Communications has reviewed its internally developed information technology systems and programs and believes that its systems are Year 2000 compliant and that there are not significant Year 2000 issues within its systems or services. Covad Communications has not reviewed its non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. Covad Communications believes that its non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, Covad Communications utilizes third-party equipment and software and interacts with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require Covad Communications to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on its business, prospects, operating results and financial condition.

     To date, Covad Communications has not experienced any problems in complying with Year 2000 requirements, nor has it experienced any operational difficulties related to Year 2000 issues.

     THE BROADBAND COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGES, AND NEW TECHNOLOGIES MAY BE SUPERIOR TO THE TECHNOLOGY COVAD COMMUNICATIONS USES.

     The broadband communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing broadband communications, such as cable modem technology. As a consequence:

     o Covad Communications will rely on third parties, including some of its competitors and potential competitors, to develop and provide it with access to communications and networking technology;

     o Covad Communications' success will depend on its ability to anticipate or adapt to new technology on a timely basis; and

     o Covad Communications expects that new products and technologies will emerge that may be superior to, or may not be compatible with, its products and technologies.

     If Covad Communications fails to adapt successfully to technological changes or fails to obtain access to important technologies, its business will suffer.

     COVAD COMMUNICATIONS' STRATEGY DEPENDS ON GROWTH IN DEMAND FOR DSL-BASED SERVICES.

     The market for high-speed Internet and RLAN access is in the early stages of development. As a result, Covad Communications cannot predict the rate at which demand will grow, if at all, or whether new or increased competition will result in satisfying all demand. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. Covad Communications does not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability, ease and cost of access and quality of service remain unresolved and may impact the growth of such services. If the demand for Covad Communications' services grows more slowly than Covad Communications anticipates or is satisfied by competitors, its ability to achieve revenue growth and positive cash flow will be harmed.

     COVAD COMMUNICATIONS MUST COMPLY WITH FEDERAL AND STATE TAX AND OTHER SURCHARGES ON ITS SERVICE THE LEVELS OF WHICH ARE UNCERTAIN.

     Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of Covad Communications' services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. The FCC is currently considering the jurisdictional nature of ISP-bound traffic as a result of a March 24, 2000 decision by the U.S. Court of Appeals for the D.C. Circuit related to the jurisdictional nature of analog, dial-up traffic to the Internet. A change in the characterization of their jurisdictions could cause Covad Communications' payment obligations, pursuant to the relevant surcharges, to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, Covad Communications may be subject to increases in the surcharges and fees currently paid. Also, a determination of the jurisdictional nature of Covad Communications' DSL services may require it to commit additional resources to regulatory compliance, such as tariff filings.

     COVAD COMMUNICATIONS' SERVICES ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD ADVERSELY AFFECT ITS BUSINESS.

     Covad Communications' services are subject to federal, state and local government regulations. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which Covad Communications operates. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

     Among other things, the 1996 Telecommunications act removes barriers to entry in the local telecommunications markets by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements, collocation and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act were issued on August 8, 1996. These rules have been reviewed by the U.S. Court of Appeals for the Eighth Circuit, the U.S. Court of Appeals for the D.C. Circuit, and the U.S. Supreme Court. The U.S. Supreme Court overruled the Eighth Circuit in January 1999 and upheld most of the FCC rules. On November 5, 1999, the FCC implemented unbundling rules that responded to the Supreme Court's January 1999 decision. Currently pending before the Eighth Circuit is the legality of the FCC's decision to require traditional telephone companies to sell unbundled network elements to companies like Covad Communications at total element, long-run incremental cost. An adverse decision in that proceeding could increase the amount Covad Communications must pay for copper wires, transport links and collocation.

     Since August 1996, the FCC has proposed and adopted further rules related to Covad Communications' ability to obtain access to unbundled network elements and other services.

     In August 1998, the FCC stated that its rules required traditional local telephone companies to provide Covad Communications' access to copper wires in order to provide "advanced services", such as its DSL services. In that same proceeding, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of a traditional telephone company not subject to such regulation could harm Covad Communications' business. The FCC has not implemented such separate affiliate rules as of this date. However, the

FCC, in approving the merger of SBC and Ameritech in October 1999, required SBC/Ameritech to create such an affiliate throughout the SBC/Ameritech service territory. In June 2000, Bell Atlantic and GTE were ordered by the FCC to create such an affiliate in the context of their merger. The FCC requires SBC/Ameritech and Bell Atlantic/GTE to provide all of their in-region DSL services through this "separate affiliate".

     In March 1999, the FCC revised its collocation and unbundled network element rules, in order to facilitate the deployment of advanced services by companies like Covad Communications. In March 2000, the U.S. Circuit Court for the D.C. Circuit struck portions of the FCC's new collocation rules and has required the FCC to reconsider and review those rules. In particular, the D.C. Circuit required the FCC to revise its rules concerning the types of equipment that Covad Communications may collocate on the traditional telephone company premises, the method in which Covad Communications may be permitted to connect that equipment to other new entrants, and the steps that traditional telephone companies may take to separate their equipment from Covad Communications' equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs Covad Communications' ability to obtain collocation space and collocate the equipment of Covad's choice on their premises. Such actions by the traditional telephone companies could adversely affect Covad Communications' business and disrupt its existing network design, configuration and services.

     In November 1999, the FCC ruled that traditional local telephone companies must provide access to "line-sharing" on an unbundled basis. Line-sharing permits Covad Communications to provide a DSL service on the same telephone wire in which an end-user has analog, local telephone service. Only certain DSL technologies, such as asymmetrical DSL, or ADSL, are designed to work on the same line as analog telephone service. Most traditional telephone companies provide ADSL service exclusively over line-sharing. Without access to line-sharing, Covad Communications has to have the traditional telephone company install an additional telephone line to an end-user's premises. Without line-sharing, Covad Communications may not be able to provide a product that is competitive with the traditional telephone company's offering. A group of traditional telephone companies has appealed this decision, and an adverse result in that court proceeding could harm Covad Communications' business.

     Covad Communications has not entered into interconnection agreements that take full advantage of these new federal rules. Covad Communications anticipates that traditional telephone companies will challenge these new rules in regulatory proceedings and in court. In addition, Covad Communications anticipates that traditional telephone companies will resist full implementation of these federal and state rules. Any unfavorable decisions by the courts, the FCC or state telecommunications regulatory commissions could harm Covad Communications' business. In addition, a failure to enforce these rules by the appropriate court, FCC or state authority in a timely basis could slow down Covad Communications' deployment of services or could otherwise harm its business.

     Changes to current regulations, the adoption of new regulations by the FCC or state regulatory authorities, court decisions, or legislation, such as changes to the 1996 Telecommunications Act, could harm Covad Communications' business. In particular, several bills pending before the 106th Congress, including H.R. 2420, H.R. 1686 and S. 877, would directly harm Covad Communications business by taking away some of the legal rights Covad Communications has to unbundled network elements and collocation, or by diminishing the incentive the traditional telephone companies have to provide Covad Communications the elements, collocation and services Covad Communications needs to provide its services. Passage of any of these bills or similar legislation would adversely and significantly harm Covad Communications' business, and may cause it to eliminate or even disconnect certain services to particular end-users. In addition, passage of any of these bills may cause Covad Communications to disrupt and change its existing network design and configuration.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements contained in this prospectus that are not historical facts are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Examples of such forward-looking statements relating to Covad Communications include but are not limited to:

     o its plans to expand its existing networks or to commence service in new metropolitan statistical areas;

     o estimates regarding the timing of launching its service in new metropolitan statistical areas;

     o expectations regarding the time frames, rates, terms and conditions for implementing "line sharing";

     o expectations regarding the extent to which enterprise customers roll out its service;

     o expectations regarding its relationships with its strategic partners and other potential third parties;

     o    expectations as to pricing for its services in the future;

     o expectations as to the impact of its TeleSurfer service offerings on its margins;

     o the possibility that Covad Communications may obtain significantly increased sales volumes;

     o the impact of its national advertising campaign on brand recognition and operating results;

     o plans to make strategic investments and acquisitions and the affect of such investments and acquisitions;

     o    estimates of future operating results;

     o    plans to develop and commercialize value-added services;

     o    its anticipated capital expenditures;

     o plans to enter into business arrangements with broadband-related service providers;

     o    expectations regarding the commencement of its voice service;

     o    the effect of regulatory reform and regulatory litigation; and

     o other statements contained in this prospectus regarding matters that are not historical facts.

     These statements are only estimates or predictions and cannot be relied upon. Covad Communications can give you no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing Covad Communications or actual results differing from the assumptions underlying such statements. Such risks and assumptions that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements include Covad Communications' ability to:

     o    successfully market its services to current and new customers;

     o generate customer demand for its services in the particular regions where Covad Communications plans to market services;

     o    achieve favorable pricing for its services;

     o    respond to increasing competition;

     o    manage growth of its operations; and

     o access regions and negotiate suitable interconnection agreements with the traditional telephone companies, all in a timely manner, at reasonable costs and on satisfactory terms and conditions consistent with regulatory, legislative and judicial developments.

     All written and oral forward-looking statements made in connection with this prospectus which are attributable to Covad Communications or persons acting on its behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in this prospectus. Covad Communications disclaims any obligation to update information contained in any forward-looking statement.


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


                      ACTION TO BE TAKEN BY WRITTEN CONSENT

TIMING

     All written consents must be received at Five Corporate Centre, Suite 600, 801 Crescent Centre Drive, Franklin, Tennessee 37067 by September 11, 2000 to be counted toward approval of the merger.

MATTERS TO BE APPROVED BY WRITTEN CONSENT

     In the action to be taken by written consent, stockholders of BlueStar will be asked to approve:

     o the merger, the merger agreement and the form of escrow agreement and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     EXCEPT FOR RICHARD A. SHAPERO AND CHARLES J. MCMINN (WHO RECUSED THEMSELVES FROM THE BOARD OF DIRECTORS' DELIBERATIONS AND VOTE DUE TO THEIR AFFILIATION WITH COVAD COMMUNICATIONS), THE BLUESTAR BOARD OF DIRECTORS HAS, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER AND THE TRANSACTIONS COMPLETED THEREBY, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT, AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER, THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT.

RECORD DATE; STOCKHOLDERS ENTITLED TO PARTICIPATE

     Only stockholders of record of BlueStar at the close of business on August 22, 2000 are entitled to participate in the written consent. As of the close of business on the record date, there were 13,183,046 shares of BlueStar common stock outstanding and entitled to vote, held of record by 54 stockholders, 12,345,003 shares of BlueStar Series A Preferred Stock outstanding and entitled to vote, held of record by five stockholders, 8,177,040 shares of BlueStar Series B Preferred Stock outstanding and entitled to vote, held of record by 20 stockholders and 2,165,603 shares of BlueStar Series C Preferred Stock outstanding and entitled to vote, held of record by four stockholders. Each BlueStar stockholder is entitled to one vote for each share of BlueStar stock held as of the record date.

CONSENT REQUIRED

     Adoption of the merger agreement by BlueStar's stockholders is required by the General Corporation Law of the State of Delaware. The proposal to approve and adopt the merger and the associated transactions, the merger agreement, the form of escrow agreement, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement, requires the affirmative vote or consent of

     o 90% of the holders of outstanding shares of BlueStar common stock and BlueStar preferred stock, voting together as a single class; and

     o a majority of the holders of outstanding BlueStar preferred stock, voting separately as a single class.

SHARE OWNERSHIP OF MANAGEMENT

     As of the record date, the executive officers and directors of BlueStar and their affiliates collectively owned 22,587,819 shares of BlueStar common stock and BlueStar preferred stock, together representing approximately 63% of the total outstanding BlueStar stock, and 15,856,043 shares of BlueStar preferred stock, representing approximately 69% of the total outstanding BlueStar preferred stock.

     It is anticipated that the shares of BlueStar stock held by management of BlueStar will be voted in favor of the various matters to be approved by written consent.

SHARES SUBJECT TO STOCKHOLDER AGREEMENTS

     Pursuant to stockholder agreements among Covad Communications and certain stockholders of BlueStar, Covad Communications holds proxies for 4,026,978 shares of BlueStar common stock and 18,166,844 shares of BlueStar preferred stock, representing approximately 62% of the total shares of BlueStar stock outstanding on the record date, and 80% of the shares of BlueStar preferred stock outstanding on the record date.


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


EXECUTION OF CONSENTS

     Shares represented by all properly executed consents received by September 11, 2000 will be counted as votes in favor of the transactions described herein.

     For purposes of the written consent, only shares represented by a consent will be counted as favorable votes for approval and adoption of the transactions described herein. The failure to submit a written consent will have the same effect as a vote against approval and adoption of the merger agreement, the form of escrow agreement, the merger, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     The written consent accompanying this prospectus is solicited on behalf of BlueStar's board of directors. BlueStar stockholders are requested to complete, date and sign the accompanying written consent and promptly return it in the accompanying envelope or otherwise mail it to BlueStar.

REVOKING CONSENTS

     BlueStar stockholders of record may revoke their consents at any time prior to September 11, 2000. Consents may be revoked by written notice, including by telegram or facsimile, to the General Counsel of BlueStar. Any written notice of a revocation of a consent must be sent so as to be delivered before September 11, 2000 as follows:

     BlueStar Communications Group, Inc. Five Corporate Centre, Suite 600 801 Crescent Centre Drive, Franklin, TN 37067 Attention: General Counsel

     Consents for shares held by stockholders who are party to the stockholder agreements with Covad Communications may not be revoked at any time or under any circumstances.

CONSENT SOLICITATION

     BlueStar will bear the cost of the solicitation of consents from its stockholders, except that Covad Communications and BlueStar will share equally the cost of filing, printing and distributing the registration statement and this prospectus. In addition to solicitation by mail, the directors, officers and employees of BlueStar may solicit consents from stockholders of BlueStar by telephone or telegram or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR WRITTEN CONSENTS. COVAD COMMUNICATIONS WILL INSTRUCT ITS EXCHANGE AGENT TO SEND TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES REPRESENTING SHARES OF COVAD COMMUNICATIONS COMMON STOCK TO FORMER BLUESTAR STOCKHOLDERS SHORTLY AFTER THE MERGER IS COMPLETED.

                                  THE COMPANIES

COVAD COMMUNICATIONS GROUP, INC.

OVERVIEW

     Covad Communications is a leading provider of broadband communications services to Internet service provider, enterprise telecommunications carrier and other customers. These services include a range of high-speed, high capacity Internet and network access services using digital subscriber line (DSL) technology, and related value-added services. Internet service providers purchase these services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase these services directly or indirectly from Covad Communications to provide employees with high-speed remote access to the enterprise's local area network (RLAN access), which improves employee productivity and reduces network connection cost. Telecommunications carrier customers purchase these services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

     As of June 30, 2000, Covad Communications believes it has the nation's largest DSL network with 1,700 operational central offices passing over at least 42 million homes and businesses. As of June 30, 2000, it had installed 138,000 DSL based high-speed access lines and received orders for its services from more than 295 Internet service provider, enterprise and telecommunications carrier customers, including AT&T, Concentric Network, Flashcom, MindSpring Enterprises Inc. (now Earthlink, Inc.), Oracle Corporation, Prodigy Communications Corporation, PSINet, Qwest Communications International Inc., Stanford University, Sun Microsystems, UUNET Technologies (an MCI WorldCom Company) and Verio.

     By June 30, 2000, Covad Communications had deployed its network in a total of 81 metropolitan statistical areas. When its 165 metropolitan statistical area
(MSA) build-out is completed, which is expected to be by the end of 2000, its network will pass more than 45% of homes and 50% of businesses in the United States.

     Covad Communications plans to continue to pursue rapid network expansion and installation of high-speed access lines, and to develop a variety of services that are enhanced or enabled by its expanding network, by entering into business arrangements with broadband-related service providers in order to bring a variety of value-added service offerings to its customers and their end-users.

INDUSTRY BACKGROUND

     GROWING MARKET DEMAND FOR BROADBAND COMMUNICATIONS BANDWIDTH SERVICES. High-speed connectivity has become important to small- and medium-sized businesses and consumers due to the dramatic increase in Internet usage. According to International Data Corporation, the number of Internet users worldwide reached approximately 196 million in 1999 and is forecasted to grow to approximately 502 million by 2003. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. Consumers are increasingly using the Internet to carry out commercial transactions. International Data Corporation estimates that the value of goods and services sold world wide via the Internet will increase from $111 billion in 1999 to over $1.3 trillion in 2003. Accordingly, to remain competitive, small- and medium-sized businesses increasingly need high-speed Internet connections to maintain complex Web sites, access critical business information and communicate more effectively with employees, customers and business partners. Broadband connections are also becoming increasingly important to businesses and consumers as rich Internet content--such as multi-media advertising, news and entertainment--and on-line consumer transactions and e-commerce become more widely available and widely used.

     The demand for broadband communications services for RLAN access is also growing rapidly. Over the past ten years, high-speed local area networks have become increasingly important to enterprises to enable employees to share information, send e-mail, search databases and conduct business. Covad Communications believes that a large majority of personal computers used in enterprises are connected to local area networks. Enterprises are now seeking to extend this same high-speed connectivity to employees accessing the local area networks from home to improve employee productivity and reduce operating costs. The number of home office households on the Internet grew from 12.0 million at the end of 1997 to an estimated 27 million by the end of 1999, and is expected to grow to

30.2 million households by 2002. Only 3.7% of these users currently access the Internet through a broadband connection of any type.

     As use of the Internet, intranets and extranets increases, Covad Communications expects the market size for both small- and medium-sized business and consumer Internet and RLAN access to continue to grow rapidly, causing the demand for broadband communications services to also grow rapidly. However, the full potential of Internet and local area network applications cannot be realized without removing the performance bottlenecks of the existing public switched telephone network. Increases in telecommunications bandwidth have significantly lagged improvements in microprocessor performance over the last ten years. Since 1988, microprocessor performance has improved nearly 80-fold, while the fastest consumer modem connection has improved from 9.6 kilobits per second to 56.6 kilobits per second, a factor of six. According to industry analysts, there are nearly 40 million personal computers in U.S. homes today, and most of them can only connect to the Internet or their corporate local area network by low-speed analog lines. Higher speed connections are available, including:

     o INTEGRATED SERVICES DIGITAL NETWORKS--An ISDN line provides standard interfaces for digital communication networks and is capable of carrying data, voice and video over digital circuits. ISDN protocols are used worldwide for connections to public ISDN networks or to attach ISDN devices to compatible PBX systems.

     o T1 LINE AND FRACTIONAL T1--These are telephone industry terms for a digital transmission link with a capacity of 1.544 megabits per second or portions thereof.

     o FRAME-RELAY--A high-speed packet-switched data communications protocol.

     o    CABLE MODEM--Internet access over hybrid fiber coaxial cable.

     While these services have recently experienced dramatic growth in the United States, they are frequently expensive, complex to order, install and maintain, and in some cases are not as widely available as DSL technology.

     EMERGENCE OF DSL TECHNOLOGY. DSL technology first emerged in the 1990s and is commercially available today to address performance bottlenecks of the public switched telephone network. DSL equipment, when deployed at each end of standard copper telephone lines, increases the data carrying capacity of copper telephone lines from analog modem speeds of 56.6 kilobits per second, for the fastest consumer modems, and ISDN speeds of 128 kilobits per second, to DSL speeds of up to 6 megabits per second depending on the length and condition of the copper line. Recent advances in semiconductor technology and digital signal processing algorithms and falling equipment prices have made the widespread deployment of DSL technology more economical over time. Covad Communications anticipates that equipment prices will continue to fall as a result of continued advances in semiconductor technologies and increases in equipment production volumes.

       Because DSL technology reuses the existing copper plant, it is significantly less expensive to deploy on a broad scale than alternative technologies, such as cable modems, wireless data and satellite data. As a result, a significant portion of the investment in a DSL network is success-based, requiring a comparatively lower initial fixed investment. Subsequent variable investments in DSL technology are directly related to the number of paying customers.

       IMPACT OF REGULATORY DEVELOPMENTS. The passage of the 1996 Telecommunications Act created a legal framework for competitive telecommunications companies to provide local analog and digital communications services in competition with the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act requires traditional telephone companies, among other things:

     o to allow competitive telecommunications companies to lease telephone wires on a line by line basis;

     o to provide central office space for the competitive telecommunications companies' DSL and other equipment required to connect to the leased telephone wires;

     o to lease access on their inter-central office fiber backbone to link the competitive telecommunications companies' equipment; and

     o to allow competitive telecommunications companies to electronically connect into their operational support systems to place orders and access their databases.

     The 1996 Telecommunications Act, as interpreted by the Federal Communications Commissions, in particular emphasized the need for competition-driven innovations in the deployment of advanced telecommunications services, such as DSL services.

COMPETITIVE STRENGTHS OF COVAD COMMUNICATIONS

     Covad Communications was formed to capitalize on the substantial business opportunity created by the growing demand for broadband Internet and network access, the commercial availability of low-cost DSL technology and the passage of the 1996 Telecommunications Act. Key aspects of its solution to provide broadband communications services include:

     o an attractive value proposition that provides high-speed connections at similar or lower prices than alternative high-speed technologies currently available to customers;

     o a rapid network deployment and service rollout with significant increases in line installations to date;

     o a widely available, continuously connected, secure network that facilitates deployment of Internet and intranet applications; and

     o a management team experienced in the data communications, telecommunications and personal computer industries.

     ATTRACTIVE VALUE PROPOSITION. Covad Communications offers higher bandwidth digital connections than alternative services at similar or lower prices that do not vary with usage. For business Internet users, its high-end services offer bandwidth comparable to that offered by T1 and frame-relay circuits at approximately 25% of the cost. For the RLAN market, its mid-range services are three to six times the speed of ISDN lines and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily used ISDN lines. Covad Communications believes that many of its enterprise customers can justify deploying lines to their employees if their productivity improves by only a few hours per month based on increases in the number of hours worked and decreases in commute time and time spent waiting for information. For consumer Internet users, consumer services are comparably priced to current cable modem services. Unlike cable modems, the speed of its service does not decrease when more users are added.

     COVAD COMMUNICATIONS HAS LEVERAGED ITS FIRST-MOVER ADVANTAGE TO RAPIDLY EXPAND ITS NETWORK AND GROW ITS NUMBER OF LINES INSTALLED. Covad Communications was the first to widely roll out DSL services on a commercial basis, making DSL service available for purchase in the San Francisco Bay Area in December 1997. Covad Communications believes that it has leveraged its first-mover advantage to rapidly expand its network into its targeted metropolitan regions and grow its number of line installations. Covad Communications believes it has the nation's largest DSL network with more than 1,700 operational central offices passing over more than 42 million homes and businesses. As of June 30, 2000, Covad Communications had installed a total of 138,000 lines nationwide.

     WIDELY AVAILABLE, ALWAYS-CONNECTED SECURE NETWORK. Covad Communications' strategy of providing blanket coverage in each region Covad Communications serves is designed to ensure that its services are available to the vast majority of its customers' end-users. Its network provides 24-hour, always-on connectivity, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because Covad Communications uses dedicated connections from each end-user to the Internet service provider or enterprise network, its customers can reduce the risk of unauthorized access. These factors are important to customers because any Internet service they market to their end-users must actually be available for them to purchase and be secure enough to not risk their own reputation or business with any security lapses.

     EXPERIENCED MANAGEMENT TEAM. Covad Communications' management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries, including Robert Knowling, Jr., Chairman of the Board, President and Chief Executive Officer (former Executive Vice President of Operations and Technology at U S WEST Communications, Inc.), Catherine Hemmer, Executive Vice President and Chief Operations Officer (former Vice President, Network Reliability and Operations at U S WEST Communications, Inc., former General Manager, Network Provisioning at Ameritech Corporation and former Vice

President, Network Services at MFS), John McDevitt, Executive Vice President, Sales and Marketing (former Vice President of Sales and Marketing at Danly IEM and former Business Director at Praxair, Inc.), Mark Perry, Executive Vice President and Chief Financial Officer (former Vice President and Corporate Officer, Finance & Administration of US West Communications), Robert Davenport, III, Executive Vice President, Business Development (former Senior Vice President and Chief Operating Officer of Tele-Communication, Inc.'s Internet Services subsidiary TCI.NET), Joseph Devich, Executive Vice President, Corporate Services (former Vice President, Operations and Technologies Staff of U S WEST Communications, Inc.), Dhruv Khanna, Executive Vice President, General Counsel and Secretary, Jane Marvin, Executive Vice President of Human Resources (former Vice President of Human Resources for the General Business Services unit of Ameritech Corporation), Terry Moya, Executive Vice President, External Affairs (former Vice President & Chief Financial Officer, Capital Management, Network Operations and Technologies at U S WEST Communications, Inc), Michael Lach, Executive Vice President, Corporate Services and Business Integration (former Vice President, Customer Provisioning and Maintenance of Ameritech Corporation); and Jimmy La Valley, Executive Vice President, Community Relations (former Vice President, Human Resources at US WEST Communications, Inc.).

BUSINESS STRATEGY

     Covad Communications' objective is to become the leading nationwide provider of broadband services and a critical element in the proliferation of e-commerce and other applications that are enabled or enhanced by broadband communications. The key elements of its strategy to achieve this objective are as follows:

     EXPAND ITS NETWORK AND ROLL OUT SERVICE RAPIDLY IN TARGETED METROPOLITAN STATISTICAL AREAS. As of June 30, 2000, Covad Communications had introduced services in 81 of the top metropolitan statistical areas nationwide. Covad Communications plans to expand services to a total of 165 metropolitan statistical areas by the end of 2000. In the aggregate, these 165 metropolitan statistical areas cover more than 45% of homes and 50% of businesses in the United States. In addition, Covad Communications has recently begun to assess the regulatory and competitive environments in other countries.

     PROVIDE PERVASIVE COVERAGE IN EACH METROPOLITAN STATISTICAL AREA. Covad Communications is pursuing a blanket coverage strategy of providing service in a substantial majority of the central offices in each region that it enters, since its Internet service provider customers desire to market their Internet access services on a region-wide basis. Blanket coverage is also important to Covad Communications' enterprise customers since most of them desire to offer RLAN access to all employees regardless of where they reside. In addition, Covad Communications believes its presence in 165 metropolitan statistical areas will allow it to better serve its Internet service provider, enterprise, telecommunications carrier and other customers. These customers are increasingly seeking a single supplier in multiple metropolitan areas.

     ESTABLISH AND MAINTAIN SALES AND MARKETING RELATIONSHIPS WITH LEADING INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER DSL RESELLERS. Covad Communications principally targets Internet service providers, telecommunications carriers and other DSL resellers that can offer their end-users cost and performance advantages for Internet access using its services. Covad Communications primarily provides connections to Internet service providers, which in turn offer high-speed Internet access using its network. In other cases, Covad Communications provides wholesale DSL and Internet access services for resale by its customers such as Prodigy Communications Corporation and Juno Online Services. In this way, Covad
Communications:

     o carries the traffic of multiple Internet service providers, telecommunications carriers and other customers in any region, increasing its volume and reducing its costs;

     o leverages its selling efforts through the sales and support staff of these Internet service providers, telecommunications carriers and other customers;

     o offers Internet service providers, telecommunications carriers and other customers an alternative, since the traditional telephone company typically provides its own retail Internet access services in competition with Covad Communications' customers; and

     o provides Internet service providers, telecommunications carriers and other customers a high-speed service offering to compete with cable-based Internet access.

     DEVELOP A NATIONAL BRAND. Covad Communications believes that it can enhance its competitive position and increase demand for its services by actively developing a positive brand and image for the company and its services through a combination of television, print and radio advertisements on both a national and local basis. In October 1999, Covad Communications commenced a significant national advertising campaign in pursuit of this strategy. This branding strategy has created the opportunity for Covad Communications to provide end-user leads to its existing customers.

     DEVELOP AND COMMERCIALIZE VALUE-ADDED SERVICES. Covad Communications intends to introduce value-added services to its customers and leverage the value of the network access it offers today. Offering services such as voice over DSL, DSL plus Internet Protocol (DSL + IP), and its Virtual Broadband Service Provider (VBSP) offering will allow it to bundle service offerings to its customers and improve the quality of content delivery to their end-users as well as reduce costs. Covad Communications believes this is an important part of its strategy and will allow it to build upon its success to date in adding and retaining subscribers.

     ACQUIRE AND ENTER INTO BUSINESS ARRANGEMENTS WITH NETWORK AND BROADBAND-RELATED SERVICE PROVIDERS. Covad Communications believes that the pace of deployment of its network can be increased by acquiring and entering into business arrangements with other network service providers, some of which may be located outside of the United States. Covad Communications also believes its network deployment will enable the delivery of a variety of broadband-related services and content that are desired by its customers. Covad Communications expects to make these services available to its customers through acquiring and entering into business arrangements with leading providers of broadband-related services or content. For example, Covad Communications recently acquired Laser Link.Net, Inc. This acquisition will allow Covad Communications to better provide DSL and IP services on a wholesale basis and better enable it to serve customers who do not wish to maintain any network facilities. Its agreement to acquire BlueStar will expand Covad Communications' selling capabilities in smaller cities and rural areas, increase distribution methods and will enhance its ability to deliver enhanced broadband solutions to small businesses.

     TAKE ADVANTAGE OF NEW REGULATORY DEVELOPMENTS. In late 1999, the FCC required the major local phone companies to provide Covad Communications and other competitive local carriers with "line sharing." This allows Covad Communications to provide its services over the same telephone wire used by the traditional telephone companies to provide analog voice services. In addition, some of the Ameritech/SBC merger conditions adopted by the FCC in October 1999 also contain provisions on line sharing and provide for reductions in costs for telephone wires in certain circumstances. In many cases, line sharing would allow Covad Communications to provision its asymmetric DSL services on the same telephone wire as the existing local phone companies' voice service. Currently, Covad Communications provides almost all of its DSL services over a separate additional telephone wire. Asymmetric DSL and standard telephone service can exist on a single line and most, if not all, of the traditional telephone companies provision their own asymmetric services on the same line as existing voice services.

     Covad Communications sees line sharing as an extremely important opportunity for three primary reasons. First, line sharing should significantly reduce the monthly recurring charges Covad Communications incurs for telephone wires. Second, line sharing should reduce the time it takes traditional telephone companies to deliver telephone wires because the telephone wire will already exist. Third, line sharing should resolve lack of telephone wire problems that Covad Communications has encountered when ordering telephone wires in some areas of the country. Covad Communications has signed interim line-sharing agreements with Bell South, Bell Atlantic and U S WEST. It has also entered into interim line sharing agreements with SBC in California and is negotiating agreements for the remaining states in SBC's territory. Covad Communications has entered into an interim line sharing agreement with GTE for all of its major markets other than Texas. It recently received a decision from the Texas Public Utilities Commission implementing line sharing in Texas. Covad Communications has implemented line sharing in nine states. Covad Communications expects all of the major traditional local phone companies to implement line sharing on a wide scale later this year.

COVAD COMMUNICATIONS' SERVICE OFFERINGS

     Covad Communications offers six business-grade services under the TeleSpeed(TM) brand to connect its customers' end-users to regional data centers and two consumer-grade service offerings called TeleSurfer and TeleSurfer Pro. In March 2000, Covad Communications introduced two new services--DSL+IP and VBSP. It also offers business consumers Virtual Private Network (VPN) technology over DSL. In addition, Internet service provider and enterprise customers may purchase backhaul services to connect their facilities to Covad Communications' regional data centers.

     TELESPEED SERVICES

     Covad Communications' TeleSpeed(TM) services connect individual end-users on conventional telephone wires to Covad Communications' DSL equipment in their serving central office and from there to Covad Communications' network serving that metropolitan statistical area. A traditional telephone company's infrastructure consists of numerous central offices which are connected by a fiber optic backbone to a regional office that routes local and long distance traffic. Each central office collects the individual telephone wires from end-users' premises in the neighborhood.

     The particular TeleSpeed(TM) service available to an end-user depends in large part on the user's distance to the central office. Covad Communications believes that substantially all, if not all, of its potential end-users in its target markets generally can be served with one of its services. Covad Communications estimates that approximately 70% of end-users are within 18,000 feet of a central office and can be served by at least its TeleSpeed(TM) 384 service. However, the specific number of potential end-users for the higher speeds will vary by central office and by region and will be affected by line quality. The chart below compares the performance and markets for each of Covad Communications' intraregional end-user services as of July 1, 2000:

                                            MAXIMUM      MAXIMUM
                                            SPEED TO     SPEED FROM  RANGE*
       INTRAREGIONAL SERVICES               END-USER     END-USER    (FEET)           MARKET USAGE
       -----------------------              ---------    ---------   ------    ------------------------
       TeleSpeed(TM)144...................  144 Kbps     144 Kbps    35,000    ISDN replacement
       TeleSpeed(TM)192...................  192 Kbps     192 Kbps    18,000    Business Internet, RLAN
       TeleSpeed(TM)384...................  384 Kbps     384 Kbps    18,000    Business Internet, RLAN
       TeleSpeed(TM)768...................  768 Kbps     768 Kbps    13,500    Business Internet
       TeleSpeed(TM)1.1...................  1.1 Mbps     1.1 Mbps    12,000    Business Internet
       TeleSpeed(TM)1.5S..................  1.5 Mbps     1.5 Kbps    15,000    High-speed Web access

-----------
     *    Estimated maximum distance from the end-user to the central office.

     Prices for its end-user services may vary depending upon the performance level of the service. For example, TeleSpeed(TM) 144 and 192 services are Covad Communications' lowest priced end-user services and TeleSpeed(TM) 1.1 and 1.5 services are its highest priced end-user services. Covad Communications' prices also vary across regions and for high volume customers that are eligible for volume discounts.

     TELESPEED(TM) 144. Covad Communications' TeleSpeed(TM) 144 service operates at speeds up to 144 kilobits per second in each direction, which is similar to the performance of an ISDN line. This service, which can use existing ISDN equipment at the end-user site, is targeted at the ISDN replacement market where the TeleSpeed(TM) service per month flat rate can compare favorably to ISDN services from the traditional telephone company when per-minute usage charges apply. It is also the service that Covad Communications offers on telephone wires that are either too long to carry its higher speed services or are served by digital loop carrier systems or similar equipment where a continuous copper connection is not available from the end-user site to a central office.

     TELESPEED(TM) 192. This service provides one and a half to three times the performance of ISDN lines at similar or lower prices than heavily-used ISDN lines.

     TELESPEED(TM) 384. This service provides three to six times the performance of ISDN lines at similar prices to heavily-used ISDN lines

     TELESPEED(TM) 768. This service provides one-half the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that Covad Communications' estimates is typical for T1 service. The target market for the TeleSpeed(TM) 768 service is small businesses needing moderate speed access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame-relay services for these same customers.

     TELESPEED(TM) 1.1. This service provides over two-thirds the bandwidth of a T1 data circuit at less than one-half of the monthly price that Covad Communications' estimates is typical for T1 service. The target market for the TeleSpeed(TM) 1.1 service is small businesses needing T1-level access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame-relay services for these same customers.

     TELESPEED(TM)1.5S. This service provides bandwidth comparable to a T1 data circuit at less than one-half of the monthly price that Covad Communications estimates is typical for T1 service. The service also provides the highest performance of any TeleSpeed(TM) service to stream video or other multimedia content to end-user locations.

     TELESPEED(TM) REMOTE. TELESPEED(TM) provides high-speed network access for end-users located in remote regions to their corporate networks. This service is targeted at businesses that want high-speed remote office connections at a lower cost than ISDN or frame-relay services. For example, this service can provide a corporation's employees located in Boston high-speed access to their corporate network located in San Francisco.

     TELESURFER SERVICES

                                                MAXIMUM    MAXIMUM
                                                SPEED TO   SPEED FROM  RANGE*
INTRAREGIONAL SERVICES                          END-USER   END-USER    (FEET)   MARKET USAGE
-----------------------                         --------   ----------  -------  ------------
Telesurfer ADSL.............................    608 Kbps   128 Kbps    12,000   Consumer
TeleSurfer Pro ADSL.........................    1.5 Mbps   384 Kbps    12,000   Consumer

--------------
     *    Estimated maximum distance from the end-user to the central office.

     TELESURFER ADSL. This consumer-grade service is an asymmetric service, offering up to 608 kilobits per second downstream and up to 128 kilobits per second upstream. This service is the base consumer service. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

     TELESURFER PRO ADSL. This is a premium consumer-grade asymmetric service, offering up to 1.5 megabits per second downstream and up to 384 kilobits per second upstream. The target market for this service is consumers using analog or ISDN connections for web browsers.

     DSL + IP

     This service currently bundles Internet protocol services with Covad Communications' existing TeleSurfer services. Covad Communications also plans to offer it with Covad Communications' TeleSpeed(TM)services. The additional Internet protocol services include end-user authentication, authorization and accounting, Internet protocol address assignment and management, domain name service and Internet protocol routing and connectivity.

     VBSP

     Covad Communications plans to offer this additional service which provides a complete solution for organizations and businesses that want to offer broadband Internet services to their customers without having to develop their own Internet capabilities. Covad Communications will provide Internet services to end-users under the brand name of its customer. Its Internet services will be a turnkey solution that includes registration, connection and Internet software, web sites, network authentication, electronic mail, billing and reporting, news and personal web-space for end-users and end-user service and technical support.

     VPN OVER DSL

     In August 1999, Covad Communications introduced its VPN over DSL service. This service uses the public Internet backbone or a private data network, combined with DSL connections, as a channel for sharing information and applications within a closed circle of users in different locations. Covad Communications offers two levels of VPN over DSL service.

     COVAD BRANCH OFFICE. This service is available for remote or branch offices that require high-speed inter-office connectivity across multiple locations.

     COVAD TELEWORKER. This service is available for telecommuters and other remote users who secure access to their corporate network and the Internet from home.

     OTHER SERVICES

     Covad Communications also provides a DS3 backhaul service from its regional network to an Internet service provider or enterprise customer site. This service aggregates all individual end-users in a metropolitan statistical area and transmits the packet information to the customer on a single high-speed line. The service utilizes an asynchronous transfer mode (ATM) protocol that efficiently handles the high data rates involved and operates at up to 45 megabits per second. In addition to monthly service charges, Covad Communications imposes nonrecurring order set-up charges for Internet service provider and RLAN end-users for its DS3 backhaul service. Customers must also purchase a DSL modem from Covad Communications or a third party for each end-user of its services.

CUSTOMERS

     Covad Communications offers its services to Internet service providers, enterprises, telecommunications carriers and other DSL resellers. As of June 30, 2000, it had installed 138,000 DSL lines and received orders for its services from more than 295 Internet service provider, enterprise and telecommunications carrier customers. The following is a list of selected customers:

SELECTED INTERNET SERVICE PROVIDER            SELECTED ENTERPRISE           SELECTED TELECOMMUNICATIONS
CUSTOMERS                                          CUSTOMERS                         CARRIERS
----------------------------------------   ---------------------------   ----------------------------------
Concentric Network Corporation             Apple Computer                AT&T
Flashcom                                   Inktomi                       e.spire
Juno                                       Intel                         IGC
Earthlink                                  Oracle Corporation            Qwest
PSINet                                     Stanford University           RCN Corporation
Prodigy                                    Sun Microsystems
UUNET                                      WebTV
Verio

     Covad Communications' agreements with Internet service providers and other DSL resellers generally have terms of one year and are nonexclusive. Covad Communications does not require Internet service providers to generate a minimum number of end-users and generally grants volume discounts based on order volume. Covad Communications serves Internet service providers who provide their own Internet access service and has started serving Internet service providers who choose to obtain access to the Internet through Covad Communications. In both cases, the Internet service providers purchase Covad Communications' services on a wholesale basis and sell such services under their own brand.

     Covad Communications' practice with respect to its enterprise customers has been to enter into an arrangement or a negotiated price to install the service initially to a small number of end-users. An enterprise customer decides whether to implement abroad, rollout of its services after evaluating the results of this initial phase of deployment. To date, a typical enterprise customer's initial phase of deployment and its decision to roll out its service to additional end-users has taken at least six months and has generally taken longer than Covad Communications originally expected. As of June 30, 2000, a substantial majority of its enterprise customers had not yet rolled out their services broadly to their employees.

     Covad Communications will not receive significant revenue from an enterprise customer until and unless these rollouts occur. During the lengthy sales cycle for an enterprise customer, Covad Communications incurs significant expenses in advance of the receipt of revenues. Covad Communications also enters into customer agreements with telecommunications carriers, including competitive telecommunications companies and interexchange carriers. Under these agreements its telecommunication carrier customers typically resell its services to their new and existing customers. These carriers currently market Covad Communications' Internet and RLAN services primarily to small, medium and enterprise businesses that purchase voice services from them.

SALES AND MARKETING

     BUSINESS AND CONSUMER INTERNET. For the business and consumer Internet access markets, Covad Communications sells its service to Internet service providers, telecommunications carriers and others. These customers can either combine Covad's lines with their Internet access services, or purchase wholesale Internet access services from Covad Communications, and resell the combination to their existing and new end-users. Covad Communications addresses these markets through sales and marketing personnel dedicated to the Internet service provider sales channel. Covad Communications supplements its sales efforts to Internet service providers through training programs and marketing programs that include promotions and sales incentives designed to encourage the Internet service providers to sell Covad Communications' services instead of those of its competitors.

     REMOTE LOCAL AREA NETWORK. Covad Communications markets its RLAN services to businesses through a direct sales force, augmented by marketing programs with value-added resellers and interexchange carriers. The sales force is directed to deal directly with the chief information officer and the telecommunications manager responsible for remote access within an enterprise. Covad Communications augments its sales efforts to RLAN customers through partnerships with value-added resellers, including systems integrators that can offer Covad Communications' TeleSpeed(TM) service as part of a complete work-at-home solution to businesses.

     THIRD-PARTY RELATIONSHIPS. A key element of Covad Communications' strategy is to enter into relationships with leading telecommunications companies, including competitive telecommunications carriers and interexchange carriers, pursuant to which those companies resell Covad Communications' TeleSpeed(TM) and TeleSurfer services to their customers. For example, Covad Communications has entered into a commercial agreement with AT&T providing for the purchase and resale of Covad Communications' services, primarily to AT&T's small business and enterprise customers. Covad Communications believes that these indirect sales channels will enable it to penetrate its target markets more rapidly and eventually will generate the majority of sales of its services.

     BRANDING AND MARKETING PROGRAMS. In October 1999, Covad Communications commenced a branding and advertising effort to educate the market about its broadband service offerings and increase recognition of its brand. This program, which uses television, print and radio advertising on both a national and regional basis, is intended to inform the market about the availability of Covad Communications' service, differentiate the products and services offered by it and simplify the process through which these products and services are ordered.

     Covad Communications is also pursuing several types of joint marketing arrangements with its Internet service provider, telecommunications carrier customers and other DSL resellers. In addition, certain of Covad Communications' equipment suppliers have promoted its services through seminars to corporate information technology managers in the San Francisco Bay Area. Covad Communications also supports its sales efforts with marketing efforts that include advertising programs through radio and other popular media, attendance at trade shows and presentations at industry conferences.

SERVICE DEPLOYMENT AND OPERATIONS

     Internet service providers, telecommunications carriers and corporate information technology managers typically have had to assemble their digital communications connections using multiple service and equipment suppliers, leading to additional work, cost and coordination problems. With its services, Covad Communications emphasizes a one-stop service solution for its customers. This service solution includes:

     o extending Covad Communications' network to customers and end-users with various needs and configuration requirements;

     o    end-user premise wiring and DSL modem configuration;

     o    ongoing network monitoring and customer reporting;

     o    customer service and technical support; and

     o    operational system support.

     EXTENDING COVAD COMMUNICATIONS' NETWORK TO CUSTOMERS AND END-USERS. Covad Communications works with its Internet service provider, enterprise, telecommunications carrier and other customers to extend its network to each customer premise and each end-user premise by ordering circuits from the traditional telephone company or a competitive telecommunications company, interconnecting the customers and end-users to its network, testing the circuits, configuring customer routers or switches and end-user routers and monitoring the circuits from the network operations center.

     END-USER PREMISES WIRING AND DSL MODEM CONFIGURATION. Covad Communications uses its own and subcontracted field service crews and trucks to perform any required inside wiring and to configure DSL modems at each end-user site.

     NETWORK MONITORING. Covad Communications monitors its network from its network operations center, which helps it to identify and correct network problems. Covad Communications has also developed network capability to provide Internet service provider, enterprise and telecommunications carrier customers direct monitoring access of their end-users for more efficient monitoring of their own network performance.

     CUSTOMER REPORTING. Covad Communications communicates regularly with its customers about the status of their end-users. Covad Communications also operates a toll-free customer care help line. Additionally, it provides Web-based tools to allow individual Internet service providers and enterprise information technology managers and telecommunications carriers to monitor their end-users directly, to place orders for new end-users, to enter trouble tickets on end-user lines and to communicate with Covad Communications on an ongoing basis.

     CUSTOMER SERVICE AND TECHNICAL SUPPORT. Covad Communications provides 24x7 on-line support to its Internet service provider customers and enterprise information technology managers. The Internet service provider and information technology manager and telecommunications carriers serve as the initial contact for service and technical support, and Covad Communications provides the second level of support. For customers using its VBSP offering, Covad Communications will provide the first level of support for their end-users.

     OPERATIONAL SUPPORT SYSTEM. Covad Communications has developed what it believes to be the industry-leading operational support system for DSL networks. Covad Communications' operational support system is based on web interfaces and is highly automated. These features are intended to and should allow Covad Communications to scale its businesses rapidly because they eliminate many manual processes such as line testing, network path configuration, equipment configuration, order taking and verification, billing and telephone wire supplier management.

NETWORK ARCHITECTURE AND TECHNOLOGY

     The key design principles of Covad Communications' network attempt to provide the following attributes which Covad Communications believes are important requirements of its existing and potential customers:

     ROBUST NETWORK SECURITY. Modem access to enterprise networks presents significant security risks, since any telephone can be used to attempt to access such a network simply by dialing the telephone number. As a result, enterprises expend significant effort and resources to prevent unauthorized access. Enterprises also typically limit remote access users to reading e-mail or other non-sensitive applications. Covad Communications' network is designed to ensure secure availability of all internal applications and information for remote locations. Its permanent virtual circuit network architecture connects individual end-users at fixed locations to a single enterprise, which reduces the possibility of unauthorized access and allows its customers to transmit sensitive information and applications over Covad Communications' TeleSpeed(TM) lines.

     CONSISTENT AND SCALABLE PERFORMANCE. Covad Communications believes that eventually public packet networks will evolve to replace the over 40 million modems currently connected to circuit switched networks that have been deployed in the United States. As such, it designed its network for scalability and consistent performance to all users as the networks grow.

     Covad Communications has designed a "star topology" network similar to the most popular local area network architecture currently used in high-performance enterprise networks. In this model, new capacity is added automatically as each new user receives a new line. Covad Communications also uses asynchronous transfer mode equipment in its network that implements packet switching directly in silicon circuits rather than slower router-based designs that implement switching in router software.

     INTELLIGENT END-TO-END NETWORK MANAGEMENT. Because the customers' and end-users' lines are continuously connected, they can also always be monitored. Covad Communications has visibility from the Internet service provider or enterprise site across the network and into the end-user's home or business. Because its network is centrally managed, it can identify and dynamically enhance network quality, service and performance and address network problems promptly.

     FLEXIBILITY. Covad Communications has designed its network to be flexible in handling various types of network traffic, starting with data, but able to accommodate voice and video. This flexibility will allow it to directly offer, or enter into arrangements with other entities to offer, not only value-added services such as voice over DSL, but also control the prioritization of content delivery within its national network.

     The primary components of Covad Communications' network is the network operations center, high-speed private metropolitan networks, central office spaces, including digital subscriber line access multiplexers (DSLAMs), copper telephone lines and DSL modems.

     NETWORK OPERATIONS CENTERS. Covad Communications' entire network is managed from two network operations centers. Covad Communications provides end-to-end network management using advanced network management tools on a 24x7 basis, which enhances its ability to address performance or connectivity issues before they affect the end-user experience. From the network operations centers, Covad Communications can monitor the equipment and circuits in each metropolitan network (including the asynchronous transfer mode equipment), each central office (including DSLAMs) and potentially individual end-user lines (including the DSL modems). Presently, one network operations center is located in the San Francisco Bay Area and the second network operations center is on the East Coast.

     PRIVATE METROPOLITAN NETWORK. Covad Communications operates its own private metropolitan network in each region that it enters. The network consists of high-speed asynchronous transfer mode communications circuits that it leases to connect its asynchronous transfer mode hubs, equipment in individual central offices and its Internet service provider, enterprise and telecommunications carrier customers. This network operates at a speed of 45 to 155 megabits per second.

     CENTRAL OFFICE SPACES. Through its interconnection agreements with the traditional telephone companies, Covad Communications seeks to secure space in every central office where it intends to offer service. These central office spaces are designed to offer the same high reliability and availability standards as the traditional telephone company's other central office space. Covad Communications requires access to these spaces for its equipment and for persons employed by, or under contract with, it. Covad Communications place DSLAMs in its central office spaces to provide the high-speed DSL signals on each copper line to its end-users. As of June 30, 2000, Covad Communications had 1,700 central office spaces operational. In addition, it has a significant number of additional spaces under construction as well as other spaces on order from various traditional telephone companies. In December 1998, it entered into a professional service arrangement with Lucent Technologies to augment and accelerate its ability to deploy its central office facilities.

     TELEPHONE WIRES. Covad Communications leases the telephone wires running to end-users from the traditional telephone companies under terms specified in its interconnection agreements. Covad Communications leases lines that, in numerous cases, must be specially conditioned by the traditional telephone companies to carry digital signals, usually at an additional charge relative to that for voice grade telephone wires. The price it is obligated to pay for these lines currently varies from $4 to $70 per month per line with additional one-time charges in some cases for installation, modification or removal of lines.

     DSL MODEMS AND ON-SITE CONNECTION. Covad Communications buys its DSL modems from its suppliers for resale to its Internet service provider or enterprise customers for use by their end-users. Covad Communications configures and installs these modems along with any required on-site wiring needed to connect the modem to the copper line leased from the traditional telephone company. For the most part, the DSL modem and DSLAM equipment used have come from the same vendor for all services, since there are not yet interoperability standards for the equipment used in higher-speed services. Covad Communications is also pursuing a program of ongoing network development. Its service development and engineering efforts focus on the design and development of new technologies and services to increase the speed, efficiency, reliability and security of its network and to facilitate the development of network applications by third parties that will increase the use of its network.

COMPETITION

     The markets for business and consumer Internet access and network access services are intensely competitive. Covad Communications expects that these markets will become increasingly competitive in the future. The principal bases of competition in Covad Communications' markets include:

     o   price/performance;

     o   breadth of service availability;

     o   reliability of service;

     o   network security;

     o   ease of access and use;

     o   content bundling;

     o   customer support;

     o   brand recognition;

     o   operating experience;

     o   relationships with Internet service providers and other third parties;
         and

     o   capital resources.

     Covad Communications faces competition from traditional telephone companies, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers.

     TRADITIONAL TELEPHONE COMPANIES. All of the largest traditional telephone companies in Covad Communications' target markets have begun offering DSL services. As a result, the traditional telephone companies represent strong competition in all of Covad Communications' target service areas, and Covad Communications expects this competition to intensify. The traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, own the telephone wires themselves and can bundle digital data services with their existing voice services to achieve economies of scale in serving their customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19-$29 per month, placing pricing pressure on Covad Communications' TeleSurfer services. The traditional telephone companies are also in a position to offer service from central offices where Covad Communications is unable to secure space and offer service because of asserted or actual space restrictions.

     CABLE MODEM SERVICE PROVIDERS. Cable modem service providers such as AT&T, Excite@Home, Cox, Time Warner, Road Runner and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Hybrid fiber coaxial cable is a combination of fiber optic and coaxial cable, and has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. Where deployed, these networks provide similar and in some cases higher-speed Internet access than Covad Communications' provides. They also offer these services at lower price points than Covad Communications' TeleSurfer services. Covad Communications believes the cable modem service providers face a number of challenges that providers of DSL services do not face. For example, different regions within a metropolitan statistical area may be served by different cable modem service providers, making it more difficult to offer the blanket coverage required by potential business customers. Also, much of the current cable infrastructure in the United States must be upgraded to support cable modems, a process which Covad Communications believes is significantly more expensive and time-consuming than the deployment of DSL-based networks.

     COMPETITIVE TELECOMMUNICATIONS COMPANIES. Many competitive telecommunications companies such as NorthPoint Communications, Rhythms NetConnections and Network Access Solutions offer high-speed digital services using a business strategy similar to Covad Communications. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. Companies such as NEXTLINK Communications have extensive fiber networks in many metropolitan areas, primarily providing high-speed digital and voice circuits to large corporations. They also have interconnection agreements with the traditional telephone companies pursuant to which they have acquired central office space in many markets targeted by Covad Communications. Further, certain of Covad Communications' customers have made investments in its competitors.

     NATIONAL INTEREXCHANGE CARRIERS. Interexchange carriers, such as AT&T, Sprint, MCI WorldCom, Qwest, Level 3 and Global Crossing have deployed large-scale Internet access networks and ATM networks, sell connectivity to businesses and residential customers and have high brand recognition. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in central offices from which they are currently offering or could begin to offer competitive DSL services.

     INTERNET SERVICE PROVIDERS. Internet service providers such as Genuity, UUNET Technologies (acquired by MCI WorldCom), EarthLink Network, Concentric Network Corporation (acquired by NEXTLINK), and PSINet provide Internet access to residential and business customers, generally using the existing public switched telephone network at integrated services digital network speeds or below. Some Internet service providers such as UCNET Technologies in California and New York, HarvardNet Inc. and InterAccess have begun offering DSL-based services. To the extent Covad Communications is not able to recruit Internet service providers as customers for Covad Communications' service, Internet service providers could become competitive DSL service providers.

     ON-LINE SERVICE PROVIDERS. On-line service providers include companies such as AOL, Yahoo!, CompuServe (acquired by AOL), MSN (a subsidiary of Microsoft Corp.) and Web TV (a subsidiary of Microsoft Corp.) that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable the provision of digital services to the significant number of consumers who have personal computers with modems. In addition, they provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. If these on-line service providers were to extend their access networks to DSL or other high-speed service technologies, they would become Covad Communications' competitors.

     WIRELESS AND SATELLITE DATA SERVICE PROVIDERS. Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. Covad Communications may face competition from terrestrial wireless services including future third-generation wireless networks, two Gigahertz (Ghz) and 28 Ghz wireless cable systems (Multi-channel Microwave Distribution System (MMDS) and Local Multi-channel Distribution System (LMDS)), and 18 Ghz and 39 Ghz point-to-point microwave systems. For example, the FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. In addition, companies such as Teligent Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc., hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing.

     Covad Communications also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications (a subsidiary of General Motors Corporation), Globalstar, Lockheed, Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services, and the FCC has authorized several of these applicants to operate their proposed networks.

INTERCONNECTION AGREEMENTS WITH TRADITIONAL TELEPHONE COMPANIES

     A critical aspect of Covad Communications' business is its interconnection agreements with the traditional telephone companies. These agreements cover a number of aspects including:

     o the price Covad Communications pays to lease access to the traditional telephone company's telephone wires;

     o the special conditioning the traditional telephone company provides on certain of these lines to enable the transmission of digital signals;

     o the price and terms of central office space for Covad Communications' equipment in the traditional telephone company's central offices and remote terminals;

     o the price Covad Communications pays and access it has to the traditional telephone company's transport facilities;

     o the operational support systems and interfaces that Covad Communications can use to place orders, report network problems and monitor the traditional telephone company's response to its requests;

     o the dispute resolution process that Covad Communications uses to resolve disagreements on the terms of the interconnection contract; and

     o the term of the interconnection agreement, its transferability to successors, its liability limits and other general aspects of the traditional telephone company relationship.

     As of June 30, 2000, Covad Communications had entered into interconnection agreements with or otherwise obtained interconnection rights from the major traditional telephone companies in all the states covering its metropolitan statistical areas. Traditional telephone companies do not in many cases agree to Covad Communications' requested provisions in interconnection agreements, and Covad Communications has not consistently prevailed in obtaining all of its desired provisions in such agreements either voluntarily or through the interconnection arbitration process. Covad Communications cannot be sure that it will be able to continue to sign interconnection agreements with existing or other traditional telephone companies. Covad Communications is currently negotiating agreements with several traditional telephone companies in order to expand its services into 165 targeted metropolitan statistical areas. The traditional telephone companies are also permitting competitive telecommunications companies to adopt previously signed interconnection agreements. In certain instances, Covad Communications has adopted the interconnection agreement of another competitive telecommunications company. Other competitive telecommunications companies have also adopted the same or modified versions of Covad Communications' interconnection agreements, and may continue to do so in the future.

     Many of Covad Communications' interconnection agreements have a term of three years. Covad Communications will have to renegotiate these agreements when they expire. Although Covad Communications expects to renew the interconnection agreements that require renewal and believes the 1996 Telecommunications Act and the agreements themselves limit the ability of traditional telephone companies not to renew such agreements, Covad Communications may not succeed in extending or renegotiating its interconnection agreements on favorable terms. Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, Covad Communications is in litigation proceedings with some of the traditional telephone companies. These disputes have delayed Covad Communications' deployment of its network. They have also adversely affected Covad Communications' service to its customers and its ability to enter into additional interconnection agreements with the traditional telephone companies in other states. Finally, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that hurts Covad Communications' business.

GOVERNMENT REGULATION

     OVERVIEW. Covad Communications' services are subject to a variety of federal regulations. With respect to certain activities and for certain purposes, Covad Communications has submitted its operations to the jurisdiction of state and local authorities who may also assert more extensive jurisdiction over its facilities and services. The FCC has jurisdiction over all of Covad Communications' services and facilities to the extent that Covad Communications provides interstate and international services. To the extent it provides identifiable intrastate services, Covad Communications' services and facilities are subject to state regulations. Rates for the services and network elements it purchases from the traditional local telephone companies are generally determined by the states consistent with federal law. In addition, local municipal government authorities also assert jurisdiction over Covad Communications' facilities and operations. The jurisdictional reach of the various federal, state and local authorities is subject to ongoing controversy and judicial review, and Covad Communications cannot predict the outcome of such review.

     FEDERAL REGULATION. Covad Communications must comply with the requirements of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, as well as the FCC's regulations under the statute. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications and video programming communications businesses, preempts many of the state barriers to local telecommunications service competition that previously existed in state and local laws and regulations and sets basic standards for relationships between telecommunications providers. The law delegates to the FCC and the states broad regulatory and administrative authority to implement the 1996 Telecommunications Act.

     Among other things, the 1996 Telecommunications Act removes barriers to entry in the local telecommunications market. It does this by preempting certain state and local laws that are barriers to competition and by requiring traditional telephone companies to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, interexchange carriers and competitive telecommunications companies such as Covad Communications.

     Regulations promulgated by the FCC under the 1996 Telecommunications Act specify in greater detail the requirements of the 1996 Telecommunications Act imposed on the traditional telephone companies to open their networks to competition by providing competitors interconnection, central office and remote terminal space, access to unbundled network elements, retail services at wholesale rates and nondiscriminatory access to telephone poles, ducts, conduits and rights-of-way. The requirements enable companies such as Covad Communications to interconnect with the traditional telephone companies in order to provide local telephone exchange services and to use portions of the traditional telephone companies' existing networks to offer new and innovative services such as its TeleSpeed(TM) and TeleSurfer services. In January 1999, the U.S. Supreme Court ruled on challenges to the FCC regulations. Although the U.S. Supreme Court upheld most of the FCC's authority and its regulations, it required the FCC to reexamine and redefine which unbundled network elements the traditional telephone companies must offer. The FCC issued its revised list of unbundled network elements in September 1999. The 1996 Telecommunications Act also allows the Regional Bell Operating Companies (RBOCs), which are the traditional telephone companies created by AT&T's divestiture of its local exchange business, to enter the long distance market within their own local service regions upon meeting specified requirements. The remaining RBOCs include BellSouth, Verizon (formerly Bell Atlantic Corporation), Ameritech Corporation, U S WEST Communications, Inc. (recently acquired by Qwest) and SBC Communications, Inc. The timing of the various RBOCs' entry into their respective in-region long distance service businesses is extremely uncertain. In December 1999, Bell Atlantic's (now Verizon) application to provide in-region long distance services in New York state was granted by the FCC. The FCC recently granted Southwestern Bell Telephone Company's application to provide in-region long distance service in Texas. Given the FCC's grant of the New York and Texas applications, the FCC is likely to thereafter grant similar applications by Verizon and the other RBOCs in other states. The timing of the various RBOCs' in-region long distance entry will likely affect the level of cooperation Covad Communications receives from each of the RBOCs. The approval of such entry will likely adversely affect the level of cooperation.

     In addition, the 1996 Telecommunications Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. Traditional telephone company tariff filings at the FCC have been subjected to increasingly less regulatory review. However, precisely when and to what extent the traditional telephone companies will secure pricing flexibility or other regulatory freedom for their services is uncertain. For example, under the 1996 Telecommunications Act, the FCC is considering eliminating certain regulations that apply to the traditional telephone companies' provision of services that are competitive with Covad Communications. The timing and the extent of regulatory freedom and pricing flexibility and regulatory freedom granted to the traditional telephone companies will affect the competition Covad Communications faces from the traditional telephone companies' competitive services. Pursuant to recent merger conditions, SBL and Verizon have established in-region separate affiliates to provide DSL services. Those affiliates will be subject to less regulation than if the services were provided on an integrated basis.

     Further, the 1996 Telecommunications Act provides the FCC with the authority to forbear from regulating entities such as Covad Communications who are classified as "non-dominant" carriers. The FCC has exercised its forbearance authority. As a result, Covad Communications is not obligated to obtain prior certificate approval from the FCC for Covad Communications' interstate services or file tariffs for such services. Covad Communications has determined not to file tariffs for its interstate services. Covad Communications provides its interstate services to its customers on the basis of contracts rather than tariffs. Covad Communications believes that it is unlikely that the FCC will require it to file tariffs for its interstate services in the future.

     On March 18, 1999, the FCC adopted rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. However, in March 2000, the U.S. Court of Appeals for the D.C. Circuit issued a decision casting doubt on whether new entrants will be able to locate certain kinds of equipment in the traditional local telephone companies' central offices. The FCC's rules on location of new entrant's equipment in central offices remain somewhat uncertain, and have not been uniformly implemented. In the March 1999 announcement, the FCC also provided notice of proposed rule-making to determine whether carriers should be able to provide asymmetric DSL over the same line over which traditional telephone companies provide voice service. On November 18, 1999, the FCC required the traditional local phone companies to provide Covad Communications and other competitive local carriers with line sharing access. If implemented by the traditional local phone companies these rules could materially lower the price Covad Communications pays to lease access to the traditional telephone company's telephone wires. While Covad Communications believes that these rules are advantageous to it, the traditional telephone companies may balk at, delay, or thwart the implementation of such rules.

     In its March 2000 ruling, the federal appeals court struck portions of the FCC's new rules concerning the location of new entrants' equipment in traditional local telephone companies' central offices and has required the FCC to reconsider and review those rules. In particular, the appeals court has required the FCC to revise its rules concerning the types of equipment that Covad Communications may collocate on the traditional telephone company premises and the steps that traditional telephone companies may take to separate their equipment from its equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs Covad Communications' ability to obtain collocation space and collocate the equipment of its choice on their premises. Such actions by the traditional telephone companies could adversely affect Covad Communications' business and disrupt its existing network design, configuration and services.

     On July 18, 2000, the United States Court of Appeals for the Eighth Circuit struck down the FCC's total element long run incremental cost methodology, which the FCC previously required state commissions to use in setting the prices for collocation and for unbundled network elements purchased from the traditional telephone companies. The Court also rejected an alternative cost methodology based on "historical costs," which was advocated by the traditional telephone companies. In rejecting the FCC's cost methodology, the court held that it is permissible for the FCC to prescribe a forward-looking incremental cost methodology that is based on actual incremental costs under the 1996 Telecommunications Act.

     The Eighth Circuit's decision creates some additional uncertainty concerning the prices that Covad Communications is obligated to pay the traditional telephone companies for collocation and unbundled network elements. While the FCC may appeal the Eighth Circuit's decision, it may also adopt new rules to reflect the cost methodology that was approved by the Eighth Circuit. If the decision is appealed, it is uncertain whether the Eighth Circuit's decision will be affirmed by the United States Supreme Court. It is also uncertain whether the FCC and state commissions will implement a new cost methodology as a result of this decision.

     The impact of these judicial and regulatory decisions on the prices Covad Communications pays to the traditional telephone companies for collocation and unbundled network elements is highly uncertain. There is a risk that any new prices set by the regulators could be materially higher than current or currently expected prices. If Covad Communications is required to pay higher prices to the local telephone companies for collocation and unbundled network elements, it could have a material adverse effect on their business.

     Any changes in applicable federal law and regulations, in particular, changes in its interconnection agreements with traditional telephone companies, the prospective entry of the RBOCs into the in-region long distance business and grant of regulatory freedom and pricing flexibility to the traditional telephone companies, could harm Covad Communications' business.

     STATE REGULATION. To the extent Covad Communications provides identifiable intrastate services or has otherwise submitted itself to the jurisdiction of the relevant state telecommunications regulatory commissions, it is subject to such jurisdiction. In addition, some states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act. As of August 1, 2000, Covad Communications was authorized under state law to operate as a competitive local exchange carrier in 45 states and intends to obtain authorization in the other states necessary to cover its 165 targeted metropolitan statistical areas. Covad Communications has pending arbitration proceedings in different states for interconnection arrangements with the relevant traditional telephone companies. Covad Communications has concluded arbitration proceedings in a number of states by entering into interconnection agreements with the relevant traditional telephone companies. Covad Communications has filed tariffs in certain states for intrastate services as required by state law or regulation. It is also subject to periodic financial and other reporting requirements of these states with respect to its intrastate services.

     The different state commissions have various proceedings to determine the rates, charges and terms and conditions for unbundled network elements (unbundled network elements are the various portions of a traditional telephone company's network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including telephone wires, central office collocation space, inter-office transport, operational support systems, local switching and rights of way), as well as the discount for wholesale services that Covad Communications purchases from the relevant traditional telephone company. The rates set forth in many of its interconnection agreements are interim rates and will be prospectively, and, in some cases, retroactively, affected by the permanent rates set by the various state commissions for such unbundled network elements as unbundled loops and interoffice transport. Covad Communications has participated in unbundled network element rate proceedings in several states in an effort to reduce these rates. If any state commission decides to increase unbundled network element rates, Covad Communications' operating results could suffer. The applicability of the various state regulations on Covad Communications' business and compliance requirements will be further affected by the extent to which its services are determined to be intrastate services. Jurisdictional determinations of Covad Communications' services as intrastate services could harm its business.

     LOCAL GOVERNMENT REGULATION. Covad Communications may be required to obtain various permits and authorizations from municipalities in which it operates its own facilities. The issue of whether actions of local governments over the activities of telecommunications carriers, including requiring payment of franchise fees or other surcharges, pose barriers to entry for competitive telecommunications companies which may be preempted by the FCC is the subject of litigation. Although Covad Communications relies primarily on the unbundled network elements of the traditional telephone companies, in certain instances it deploys its own facilities, including fiber optic cables and, therefore, may need to obtain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could harm Covad Communications' business.

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which communications companies operate in the United States. In particular, several bills pending in the 106th Congress would significantly alter or repeal pro-competitive FCC rules and portions of the 1996 Telecommunications Act. Passage of any these bills could adversely affect Covad Communications' business. The ultimate outcome of these proceedings and the ultimate impact of the 1996 Telecommunications Act or any final regulations adopted pursuant to the 1996 Telecommunications Act on Covad Communications' business cannot be determined at this time but may well be adverse to its interests. Covad Communications cannot predict the impact, if any, that future regulation or regulatory changes may have on its business, and Covad Communications can give you no assurance that such future regulation or regulatory changes will not harm its business.

INTELLECTUAL PROPERTY

     Covad Communications regards certain aspects of its products, services and technology as proprietary and attempts to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect its technology. Covad Communications also generally enters into confidentiality or license agreements with its employees and consultants and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Covad Communications' products, services or technology without authorization or to develop similar technology independently.

     Currently, Covad Communications has one patent and a number of patent applications pending and intends to prepare additional applications and to seek additional patent protection for its systems and services to the extent possible. The pending and any future patents may not be issued to Covad Communications, and if issued, they may not protect Covad Communications' intellectual property from competition which could seek to design around or invalidate these patents.

     Further, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of Covad Communications' proprietary information. Steps taken by Covad Communications may not prevent misappropriation or infringement of its intellectual property rights, and litigation may be necessary in the future to enforce its intellectual property rights to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources.

     In addition, others may sue Covad Communications with respect to infringement of their intellectual property rights. Covad Communications was recently sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." On February 18, 2000, Covad Communications was granted a summary judgment ruling in the Bell Atlantic lawsuit. The court ruled that Covad Communications had not infringed on Bell Atlantic's patent. Bell Atlantic has filed a notice of appeal of this decision and, while Covad Communications expects that it will prevail on appeal, the outcome of such an appeal is inherently uncertain. Similar lawsuits, including the appeal in the Bell Atlantic lawsuit, could significantly harm Covad Communications' business.

EMPLOYEES

     As of June 30, 2000, Covad Communications had approximately 1,700 employees, excluding temporary personnel and consultants. None of its employees are represented by a labor union, and Covad Communications considers its relations with its employees to be good. Covad Communications' ability to achieve its financial and operational objectives depends in large part upon the continued service of its senior management and key technical, sales, marketing, legal and managerial personnel, and its continuing ability to attract and retain highly qualified technical, sales, marketing, legal and managerial personnel. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management. In addition, in the event that its employees unionize, Covad Communications could incur higher ongoing labor costs and disruptions in its operations in the event of a strike or other work stoppage.

PROPERTIES

     Covad Communications leases its headquarter facilities in Santa Clara, California. These leases will expire beginning on or before July 14, 2002. Covad Communications also leases office space in many of the metropolitan statistical areas in which it conducts operations.

     Covad Communications has recently expanded its headquarters space in Santa Clara by leasing additional office space, and has expanded its operational space with a new facility lease in Denver, Colorado. Through a subsidiary, Covad Communications has also acquired land and has built a 100,000 square foot network operations center in Prince William County, Virginia.

     Covad Communications also leases central office space from the traditional telephone company in each region that it operates or plans to operate under the terms of its interconnection agreements and obligations imposed by state public utilities commissions and the FCC. While the terms of these leases are perpetual, the productive use of its central office space is subject to the terms of its interconnection agreements which expire on or before March 2001. Covad Communications will increase its central office space as it expands its network geographically.

LEGAL PROCEEDINGS

     Covad Communications is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to Covad Communications in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. Covad Communications has also filed a lawsuit against Pacific Bell and certain of its affiliates, including SBC Communications, in federal court. Covad Communications is pursuing a variety of contract, tort, and antitrust and other claims, such as violations of the 1996 Telecommunications Act, in these proceedings. In November 1998, Covad Communications prevailed in its commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with Covad Communications and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding Covad Communications direct damages, as well as attorneys' fees and costs of the arbitration. Pacific Bell is currently attempting to have the decision vacated. On May 15, 2000, the arbitration panel stated its intention to grant an award of partial damages to Covad Communications in the amount of $27.5 million, including $257,166 previously awarded to them by the panel. The panel also ruled that Pacific Bell must pay reasonable attorneys' fees and costs.

     Covad Communications has also filed a lawsuit against Bell Atlantic and its affiliates in federal court. Covad Communications is pursuing antitrust and other claims in this lawsuit. In addition, Bell Atlantic has separately filed suit against Covad Communications asserting infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." However, on February 18, 2000 the court issued a summary judgment ruling holding that Covad Communications had not infringed Bell Atlantic's patent. Bell Atlantic has filed a notice of appeal and, while Covad Communications expects that it will prevail on an appeal, the outcome of such an appeal is inherently uncertain.

     One of Covad Communications' former employees has filed a complaint against Covad Communications in California Superior Court, alleging that he was terminated wrongfully and is entitled to commissions and other amounts arising from his employment with Covad Communications. Covad Communications contends that this employee resigned and that Covad Communications does not owe him any money, but litigation is unpredictable and there is no guarantee Covad Communications will prevail. Another group of its former employees has filed a complaint against Covad Communications in California Superior Court, alleging that they were terminated wrongfully and are entitled to various amounts arising from their employment with Covad Communications. Covad

Communications believes that it does not owe these employees any money, but litigation is unpredictable and Covad Communications cannot guarantee that it will prevail in this matter. A third employee has filed a complaint against Covad Communications in California Superior Court, alleging that he was terminated wrongfully based on his age. Covad Communications also believes that they do not owe this employee any money. Failure to resolve these various legal disputes and controversies without excessive delay and cost and in a manner that is favorable to Covad Communications could significantly harm its business.

     Covad Communications is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on its business, prospects, operating results and financial condition. It is, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general and Covad Communications' interconnection agreements in particular. In some cases, Covad Communications may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to Covad Communications' agreements. The results of any of these proceedings could harm its business.

BLUESTAR COMMUNICATIONS GROUP, INC.

     BlueStar is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier 2 and Tier 3 markets. BlueStar's Internet access services, which are packaged with Web hosting and e-mail, and its high-speed real private networking services are provided primarily using digital subscriber line, or DSL, technology. BlueStar has deployed an asynchronous transfer mode, or ATM, and Internet protocol backbone network that links all of its central offices and markets. This network allows it to lower its Internet access costs, control speed and quality of its broadband services and provides it with a superior platform for the delivery of additional enhanced services.

     BlueStar's strategy has been to be among the first competitive broadband communications providers to small- and medium-sized businesses in the markets it enters, creating an early mover advantage and allowing it to establish strong relationships with targeted customers and network professionals. In each of these markets, BlueStar has a locally based, dedicated and experienced team that builds personalized customer relationships through direct selling. BlueStar also ensures a high standard of service quality by providing its own customer premise equipment installation and customer care services. BlueStar collocates its equipment in central offices that serve a high density of its target customers, which allows it to service more potential customers within a market and to provide a more attractive service offering to businesses with multiple locations or telecommuters.

     BlueStar began deploying its network in the Southeast. As of June 30, 2000, BlueStar was offering its services in 38 markets, representing 131 cities. As of June 30, 2000, BlueStar had sold 9,067 high-speed access lines, of which 3,694 were installed in the customer's business. Of the 9,067 lines sold, 2,217 lines were sold as part of its real private network service and 665 of these lines were in service. As of June 30, 2000, BlueStar had collocated its network equipment in 309 central offices.

     BlueStar has obtained permission to provide DSL in 26 states. In addition, BlueStar has successfully negotiated interconnection agreements with Ameritech, BellSouth, GTE, SBC, Sprint and U S West.

COVAD ACQUISITION CORPORATION

     Covad Acquisition Corporation is a wholly owned subsidiary of Covad Communications that was organized solely for the purpose of completing the merger. It has no other operations.


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

                       MANAGEMENT OF COVAD COMMUNICATIONS

DIRECTORS AND EXECUTIVE OFFICERS

     Covad Communications' directors and executive officers, and their respective ages as of March 15, 2000, are as follows:

NAME                                  AGE   POSITION
-----                                 ---   ---------
Robert Knowling, Jr.................   44   Chairman of the Board, President and
                                            Chief Executive Officer
Mark Perry..........................   50   Executive Vice President and Chief
                                            Financial Officer
Robert Davenport, III...............   40   President and Chief Executive
                                            Officer, Covad Communications
                                            International, B.V.
Catherine Hemmer....................   41   Executive Vice President and Chief
                                            Operating Officer
John McDevitt.......................   48   Executive Vice President, Sales and
                                            Marketing
Joseph Devich.......................   42   Executive Vice President, Corporate
                                            Services
Dhruv Khanna........................   40   Executive Vice President, General
                                            Counsel and Secretary
Jane Marvin.........................   40   Executive Vice President, Human
                                            Resources
Terry Moya..........................   41   Executive Vice President, External
                                            Affairs
Michael Lach........................   38   Executive Vice President, Corporate
                                            Development and Business Integration
Jimmy LaValley......................   46   Executive Vice President, Community
                                            Relations
Rich Wong...........................   31   Executive Vice President, Broadband
                                            Services
Robert Hawk.........................   60   Director
Hellene Runtagh.....................   51   Director
Daniel Lynch........................   58   Director
Frank Marshall......................   53   Director
Rich Shapero........................   51   Director
Larry Irving........................   43   Director
Debra Dunn .........................   44   Director

     ROBERT KNOWLING, JR. has been Covad Communications' President, Chief Executive Officer and a member of its board of directors since July 1998. As of September 1999, he also became Chairman of the board of directors. From October 1997 through July 1998, Mr. Knowling served as the Executive Vice President of Operations and Technologies at U S WEST Communications, Inc., a regional telecommunications service provider. In this capacity, Mr. Knowling was responsible for planning, delivering and maintaining high-quality telecommunications services for more than 25 million customers in 14 Western and Midwestern states. From March 1996 through September 1997, he served as Vice President of Network Operations at U S WEST Communications, Inc. From November 1994 through March 1996, he served as Vice President of Network Operations for Ameritech Corporation. Mr. Knowling began his career in 1977 at Indiana Bell where he progressed through a variety of assignments in operations, engineering and marketing. When Indiana Bell became a part of Ameritech Corporation, Mr. Knowling assumed positions of increasing responsibility in marketing, product development, large business marketing and network operations, including service on Ameritech Corporation's re-engineering breakthrough development team. As lead architect of the Ameritech Corporation transformation, Mr. Knowling reported directly to the Chairman. In July 2000, Mr. Knowling was appointed to the board of directors for Ariba, Inc. a business-to-business eCommerce platform provider, and Hewlett-Packard Company, a leading global provider of computing and imaging solutions and services.

     MARK PERRY joined Covad Communications in August 2000 as Chief Financial Officer and Executive Vice President, Finance. Prior to joining Covad Communications, he was with U S WEST Communications, where he began in 1996 as its Vice President and Corporate Officer, Finance & Administration and subsequently became its Vice President, Operations and Merger Integration. From 1995 to 1996, he was U S WEST Communications' Managing Director with Cable Plus, a cable television/telecommunications joint venture that consisted of ten operating companies. From 1994 to 1995, he was the Vice President, Finance of Comcast International. From 1988 to 1994 he served in a variety of management roles with U S WEST Communications, including Assistant Corporate Controller and Chief Auditor, Vice President and Chief Financial Officer of the Cable Communications Division. From 1976 to 1988, he was with RCA Corporation, where he served as its Controller and as a Director, Billing and Receivables.


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


     ROBERT DAVENPORT, III joined Covad Communications in January 1999 He served as its Vice President, Business Development until February 1999 and has served as its Executive Vice President, Business Development since that date Prior to joining Covad Communications, Mr. Davenport was Senior Vice President and Chief Operating Officer at Tele-Communications, Inc's Internet Services subsidiary, TCINET from 1997 to 1999 Between 1995 and 1997, Mr. Davenport was with Tele-Communications, Inc, as Vice President, Finance and Development for the Telephony Services subsidiary From 1992 to 1995, he was Managing Partner of RD Partners, LLC, a private investment firm focused on leveraged equity investments.

     CATHERINE HEMMER joined Covad Communications in August 1998. She served as its Vice President, Operations until February 1999 and served as its President, Network Services from February 1999 to September 1999, and currently serves as its Executive Vice President and Chief Operating Officer. From 1996 to August 1998, she was Vice President, Network Reliability and Operations at U S WEST Communications, Inc. From 1995 to 1996, she served as General Manager, Network Provisioning at Ameritech Services, Inc., a telecommunications company. From 1987 to 1995, she served in various capacities, including Vice President, Network Services, at MFS Telecom, Inc. From 1981 to 1987, she served in various management roles at MCI Communications Inc. (now MCI Worldcom, Inc.), providing management information systems support for the network operations organization.

     JOHN MCDEVITT has served as Covad Communications' Executive Vice President, Sales and Marketing since July 2000. Prior to joining Covad Communications, he was Vice President of Sales and Marketing for Danly IEM from 1998 to June 2000. From 1996 to 1998, Mr. McDevitt served as Business Director with Praxair, Inc. Between 1978 and 1996, Mr. McDevitt was with Liquid Carbonic Corporation, where he served as Vice President of Sales and Marketing, General Manager and as a National and Regional Manager.

     JOSEPH DEVICH joined Covad Communications in August 1998. He served as Vice President and General Manager of its Western Region until February 1999, and served as President and General Manager of the Western Region from February 1999 to September 1999. Since September 1999, he has served as Executive Vice President, Corporate Services. Prior to joining Covad Communications, from November 1996 to August 1998, Mr. Devich was Vice President, Operations and Technologies Staff of U S WEST Communications, Inc., where he served on the strategic leadership council and was responsible for leading staff support functions, methodical and procedural process support, results reporting and analysis, systems planning and integration, customer value analysis, disaster recovery/business continuity planning, network security, supplier management and operations strategy planning. From August 1986 to November 1996, Mr. Devich worked in several capacities at Ameritech Corporation, including Manager of Product Management--Technical Support, and Director in the areas of customer support in the large business market, service reliability within custom business services, process improvement of network operations and network provisioning.

     DHRUV KHANNA is one of Covad Communications' founders. He served as its Vice President, General Counsel and Secretary from October 1996 until February 1999 and has served as its Executive Vice President, General Counsel and Secretary since that date. He was an in-house counsel for Intel Corporation's communications products division and its Senior Telecommunications Attorney between 1993 and 1996. Between 1987 and 1993, Mr. Khanna was an associate at Morrison & Foerster, LLP, where his clients included Teleport Communications Group (now AT&T Corp.), McCaw Cellular Communications, Inc. (now AT&T Wireless), and Southern Pacific Telecom (now Qwest Communications International, Inc.). Mr. Khanna has extensive experience with regulatory matters, litigation and business transactions involving the RBOCs and other telecommunications companies. While at Intel, he helped shape the computer industry's positions on the Telecommunications Act of 1996 and the FCC's rules implementing the act.

     JANE MARVIN joined Covad Communications in April 1999 as its Senior Vice President, Human Resources. Prior to joining Covad Communications, from August 1995 to April 1999, Ms. Marvin was Vice President, Human Resources for the General Business, Small Business and Enhanced Business Services units and Director, Leadership and Executive Development of Ameritech Corporation. In these capacities, she re-engineered and streamlined multiple HR processes and drove corporate-wide change initiatives. From 1991 to 1995, Ms. Marvin was Human Resources Director with the Pepsi Cola Company, a division of Pepsico Inc., where she improved business processes in the areas of recruitment, selection, training and compensation. From 1984 to 1991, Ms. Marvin worked in progressively broader HR leadership roles at Data General Corporation, a provider of enterprise hardware and software solutions.

     TERRY MOYA joined Covad Communications in July 1999 as its Senior Vice President, External Affairs. Prior to joining Covad Communications, from January 1999 to July 1999, Mr. Moya served as Vice President & Chief Financial Officer, Capital Management, Network/Operations and Technologies at U S WEST Communications, Inc. From August 1998 to January 1999, Terry served as Vice President, Operations for U S WEST Communications, Inc., where he managed over $2 billion in capital expenditures and over $320 million in engineering and construction transaction costs. From February 1997 to August 1998, Mr. Moya served as Vice President, Construction, Operations and Technologies and led the outside plant construction contracting organization for U S WEST Communications, Inc. From August 1992 to February 1997, Mr. Moya spent time in over a half dozen foreign countries establishing and improving several different lines of business for U S WEST Communications, Inc. These countries include Poland, Russia, the Czech Republic, Hungary, Brazil and the United Kingdom. Prior to August 1992, Mr. Moya was at KPMG Peat Marwick, LLP in New Orleans.

     MICHAEL LACH joined Covad Communications in January 2000 as its Executive Vice President, Corporate Development and Business Integration. Prior to joining Covad Communications, from May 1997 to December 1999, Mr. Lach was Vice President, Customer Provisioning and Maintenance of Ameritech Corporation, where he was responsible for the installation and repair of residential phone lines across a five-state region. From October 1995 to May 1997, Mr. Lach was General Manager, Network Operations West of Ameritech Corporation, where he was responsible for provisioning and maintaining central offices and the transport network in a three state region. From September 1994 to October 1995, Mr. Lach was Division Manager, Technical Support of Ameritech Corporation, where he supported the development and implementation of new product for residential and business customers. From March 1993 to August 1994, Mr. Lach was Director, Business Development for Siemens Stromberg-Carlson, Inc. From January 1984 to February 1993, Mr. Lach served in various management roles with Ameritech Corporation relating to its network.

     JIMMY LAVALLEY joined Covad Communications in April 2000 as Executive Vice President of Community Relations. Prior to joining the Company, from June 1979 to April 2000, Mr. LaValley was with U S WEST Communications, Inc. Most recently, from February 1999 to April 2000, Mr. LaValley was Vice President, Human Resources, responsible for Strategic Staffing Services and Management Development for U S WEST's 58,000 employees. From October 1997 to February 1999, Mr. LaValley was Vice President Human Resources supporting Network Services, the largest U S WEST business unit. In this role, all aspects of Human Resources support were provided to 28,000 employees. Prior to these assignments, Mr. LaValley held leadership positions in all aspects of the Human Resources disciplines at U S WEST.

     RICH WONG joined Covad Communications in January 1999 as our Director of Product Marketing and Vice President of Marketing and, in July 2000, became Executive Vice President, Broadband Services. From January 1996 to January 1999, he was an Associate and an Engagement Manager with McKinsey & Company. From June 1991 to December 1995 he was a Brand Manager in the Brand Management Group with Proctor & Gamble.

     ROBERT HAWK has served as a member of Covad Communications' board of directors since April 1998. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of U S WEST Multimedia Communications, a regional telecommunications service provider, where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of U S West Communications, Inc., from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of PairGain Technologies, Inc., COM21, Inc., Concord Communications, Inc., Radcom, Ltd., Efficient Networks, Inc. and several privately held companies.

     DANIEL LYNCH has served as a member of Covad Communications' board of directors since April 1997. Mr. Lynch is also a founder of CyberCash, Inc. and has served on its board of directors since August 1994. From December 1990 to December 1995, he served as chairman of the board of directors of Softbank Forums, a provider of education and conference services for the information technology industry. Mr. Lynch founded Interop Company in 1986, which is now a division of ZD Comdex and Forums. Mr. Lynch is a member of the Association for Computing Machinery and the Internet Society. He is also a member of the Board of Trustees of the Santa Fe Institute, the Bionomics Institute and CommerceNet. He previously served as Director of the Information Processing Division for the Information Sciences Institute in Marina del Rey, where he led the Arpanet team that made the transition from the original NCP protocols to the current TCP/IP based protocols. He has served as a member of the board of directors of Exodus Communications since January 1998. Mr. Lynch previously served as a member of the board of directors of Exodus Communications since January 1998. Mr. Lynch previously served as a member of the board of directors at UUNET Technologies, Inc., from April 1994 until August 1996.

     FRANK MARSHALL has served as a member of Covad Communications' board of directors since October 1997. Mr. Marshall currently serves on the board of directors of PMC-Sierra, Inc. and several private companies. Mr. Marshall also serves on the technical advisory board of several high technology private companies. He is a member of the InterWest Partners Advisory Committee and a Venture Partner at Sequoia Capital. From 1992 to 1997, Mr. Marshall served as Vice President of Engineering and Vice President and General Manager, Core Business Unit of Cisco Systems, Inc. From 1982 to 1992, he served as Senior Vice President, Engineering at Convex Computer Corporation.

     RICH SHAPERO has served as a member of Covad Communications' board of directors since July 1997. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Inc., Senior Director of Marketing at AST Research, Inc., and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Sagent Technology, Inc., a provider of real-time eBusiness intelligence, and several privately held companies.

     HELLENE RUNTAGH has served as a member of Covad Communications' board of directors since November 3, 1999. Ms. Runtagh has served as Executive Vice President of Universal Studios since January 1999. In this capacity, she is responsible for overseeing the activities of the Universal Studios Operations Group, Universal Studios Consumer Products Group, Universal Studios Corporate Marketing and Sponsorships, the Spencer Gift retail operations, Universal Studios' worldwide information technology, and Seagram's global sourcing and real estate operations. From February 1997 to January 1999, she held the position of Senior Vice President of Reengineering Effort at Universal. Previously, Ms. Runtagh spent 25 years at General Electric, where she served as President and Chief Executive Officer of GE Information Services from 1989 to 1996 and held general management roles with GE's capital and software businesses.

     LARRY IRVING has served as a member of Covad Communications' board of directors since April 2000. Mr. Irving is the President and CEO of UrbanMagic.com, an Internet portal for the African American community scheduled to be launched later this year. Prior to joining UrbanMagic.com, Mr. Irving served for almost seven years as Assistant Secretary of Commerce for Communications and Information, where he was a principal advisor to the President, Vice President and Secretary of Commerce on domestic and international communications and information policy issues, including the development of policies related to the Internet and Electronic Commerce. He was a point person in the Administration's successful efforts to reform the United States' telecommunications law, which resulted in the passage of the Telecommunications Act of 1996. Mr. Irving is widely credited with popularizing the term "Digital Divide" and was the principal author of the landmark Federal survey, FALLING THROUGH THE NET which tracked access to telecommunications and information technologies, including computers and the Internet, across racial, economic and geographic lines. In recognition of his work to promote policies and develop programs to ensure equitable access to advanced telecommunication and information technologies, Irving was named one of the fifty most influential persons in the "Year of the Internet" by Newsweek Magazine. Prior to joining the Clinton-Gore Administration, Mr. Irving served ten years on Capitol Hill, most recently as Senior Counsel to the U.S. House of Representatives Subcommittee on Telecommunications and Finance. He also served as Legislative Director, Counsel and Chief of Staff (acting) to the late Congressman Mickey Leland (D-Texas). During the previous three years, Mr. Irving was associated with the Washington, D.C. law firm of Hogan & Hartson, specializing in communications law, antitrust law and commercial litigation.

     DEBRA DUNN has served as a member of Covad Communications' board of directors since April 2000. Since late 1999, Ms. Dunn has been the vice president of Strategy and Corporate Operations for Hewlett-Packard Company and has global responsibility for driving the broad range of efforts required to reposition Hewlett-Packard. She is responsible for corporate-wide functions including corporate strategy, development, communications, philanthropy and government affairs. Ms. Dunn joined Hewlett-Packard in 1983 as an executive development manager in Hewlett-Packard's Corporate Training division in Palo Alto. She held a wide range of development and marketing management positions from 1986 to 1992, and was promoted to manufacturing manager for Hewlett-Packard's Video Communication division in 1992, marketing manager in 1993 and was named general manager of the division in 1996. Ms. Dunn was promoted to general manager of Hewlett-Packard's executive committee in 1998 and led the Hewlett-Packard/Agilent split process and Hewlett-Packard's new business creation function.

CLASSIFIED BOARD

     The Covad Communications' board of directors is divided into three classes. The term of office and directors for each class is as follows:

        CLASS                 DIRECTORS               TERM OF OFFICE
        --------              ------------            ------------------
        Class I               Daniel Lynch            o    expires at the annual meeting of stockholders in 2003 and
                              Rich Shapero                 at each third stockholders in 2003 and at each third
                              Larry Irving                 succeeding annual meeting thereafter

        Class II              Frank Marshall          o    expires at the annual meeting of stockholders in 2001 and
                              Hellene Runtagh              at each third succeeding annual meeting thereafter

        Class III             Robert Hawk             o    expires at the annual meeting of stockholders in 2002 and
                              Robert Knowling, Jr.         at each third succeeding annual meeting thereafter
                              Debra Dunn

     The classification of directors has the effect of making it more difficult to change the composition of the board of directors.

BOARD COMMITTEES

     In April 1998, Covad Communications' board of directors established an audit committee and a compensation committee. The audit committee consists of three of Covad Communications' outside directors, Mr. Lynch, Mr. Hawk and Ms. Runtagh. The audit committee's primary responsibilities include:

     o conducting a post-audit review of the financial statements and audit findings;

     o reviewing Covad Communications' independent auditors, proposed audit scope and approach; and

     o reviewing on a continuous basis the adequacy of Covad Communications' system of internal accounting controls.

     The compensation committee also consists of three of Covad Communications' outside directors, Ms. Runtagh, Ms. Dunn and Mr. Shapero. Mr. Marshall, also an outside director, serves as an alternate on the committee. The primary responsibilities of the compensation committee include:

     o reviewing and determining the compensation policy for Covad Communications' executive officers and directors, and other employees as directed by the board of directors;

     o reviewing and determining all forms of compensation to be provided to Covad Communications' executive officers; and

     o reviewing and making recommendations to Covad Communications' board of directors regarding general compensation goals and guidelines for its employees and the criteria by which bonuses to its employees are determined.

     Covad Communications also has a pricing committee and management compensation committee. The pricing committee currently consists of three outside directors, Messrs. Shapero, Irving and Marshall, and one inside director, Mr. Knowling. The function of the pricing committee is to set the price for the sale of Covad Communications common stock to third parties. The function of the management compensation committee, which consists solely of one inside director, Mr. Knowling, is to review and determine the compensation policy for employees other than executive officers and directors and to review and determine all forms of compensation for such employees.

DIRECTOR COMPENSATION

     Except for grants of stock options subject to vesting and restricted stock subject to repurchase, directors generally do not receive compensation for services as a director or committee member. New directors will receive a stock option grant to purchase 60,000 shares of Covad Communications common stock which will vest over four years. Covad Communications does not pay additional amounts for committee participation or special assignments of the board of directors, except for reimbursement of expenses in attending board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. Mr. Shapero is affiliated with Crosspoint Venture Partners L.P., which was a party, along with Covad Communications, to a Series C Preferred Stock and Warrant Subscription Agreement dated February 23, 1998.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as Covad Communications' Chief Executive Officer or was one of Covad Communications' four other most highly compensated executive officers during the fiscal year ended December 31, 1999. All share numbers have been adjusted in light of the 3-for-2 stock split, effected in the form of a stock dividend, effective March 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM COMPENSATION
                                                                   ----------------------
                                            ANNUAL COMPENSATION     RESTRICTED       SECURITIES
NAME AND PRINCIPAL                FISCAL   ----------------------     STOCK          UNDERLYING        ALL OTHER
POSITION                           YEAR      SALARY     BONUS        AWARDS($)     OPTIONS/SARS(#)   COMPENSATION
--------------------------        -------- ----------   ----------  ------------  ---------------- --------------
Robert Knowling, Jr............    1999    $ 399,996    $ 500,000            --                --  $     750,420(8)
   Chairman, Board of              1998      180,768(2)   250,000            --         4,725,000        750,343(9)
   Directors, President and        1997           --           --            --                --             --
   Chief Executive Officer (1)



Robert Roblin..................    1999    $ 232,692    $ 140,250   $   882,500(7)             --  $         405(10)
   Executive Vice President,       1998       21,154(3)     9,493            --           562,500             74(10)
   Sales and Marketing (13)        1997           --           --            --                --             --


Catherine Hemmer...............    1999    $ 180,769    $ 109,500   $   882,500(7)             --  $         240(10)
   Chief Operating Officer         1998       58,359(4)    56,000            --           437,713         84,363(11)
                                   1997           --           --            --                --             --

Joseph Devich..................    1999    $ 167,308    $ 101,250   $   882,500(7)             --  $         210(10)
   Executive Vice President,       1998       52,981(5)    20,137            --           380,622         76,961(12)
   Corporate Services              1997           --           --            --                --             --


Robert Davenport, III..........    1999    $ 183,077(6) $  91,667            --           450,001  $         171(10)
   Executive Vice President,       1998           --           --            --                --             --
   Business Development            1997           --           --            --                --             --


--------------
(1) In September 1999, Mr. Knowling became Chairman of Covad Communications' Board of Directors.
(2) Prorated based on an annual salary of $400,000 from hiring date of July 8, 1998.
(3) Prorated based on an annual salary of $220,000 from hiring date of November 16,1998.
(4) Prorated based on an annual salary of $150,000 from hiring date of August 10,1998.
(5) Prorated based on an annual salary of $150,000 from hiring date of August 13,1998.
(6) Prorated based on an annual salary of $200,000 from hiring date of January 20, 1999.
(7) This value is based upon the split-adjusted closing price of $29.416 for 30,000 post-split shares granted on November 3, 1999 to Mr. Roblin, Ms. Hemmer and Mr. Devich. As of December 31, 1999, all of these shares were unvested and valued at $1,118,750 based on a split-adjusted closing price of $37.29. Twenty-five percent of these shares will vest on the four consecutive anniversaries of the grant date.
(8) Includes $750,000 for the final installment of Mr. Knowling's sign-on bonus as well as $420 for term life insurance premium.
(9) Includes $750,000 for the first installment of Mr. Knowling's sign-on bonus as well as $343 for term life insurance premium.
(10) The dollar amount in this column represents premium payments Covad Communications made for term life insurance policies.
(11) Includes a payment of $84,275 as a sign-on bonus as well as $88 for term life insurance premium.
(12) Includes a payment of $76,883 as a sign-on bonus as well as $78 for term life insurance premium.
(13) On May 12, 2000, Covad Communications announced the resignation of Robert Roblin. John McDevitt has been appointed to replace Mr. Roblin.

                                   THE MERGER

     THIS SECTION OF THE PROSPECTUS DESCRIBES CERTAIN ASPECTS OF THE PROPOSED MERGER, INCLUDING THE MATERIAL ASPECTS OF THE MERGER AGREEMENT AND ASSOCIATED DOCUMENTS. TO THE EXTENT IT RELATES TO THE MERGER AGREEMENT, THE FOLLOWING DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT AND ITS EXHIBITS WHICH ARE ATTACHED AS APPENDIX A, AND ARE INCORPORATED HEREIN BY REFERENCE. YOU ARE URGED TO READ THE MERGER AGREEMENT AND THE EXHIBITS.

BACKGROUND OF THE MERGER

     In early January 2000, BlueStar began to explore alternatives for funding the expansion of its network and business operations. In late January 2000, BlueStar filed with the SEC to register for an initial public offering of its common stock. In April 2000, before BlueStar could complete the public offering of its stock, the public markets for new equity issuances, which up to that point had been favorable for telecommunications companies, suffered a substantial reversal, and BlueStar was unable to raise the capital necessary to fund its expansion through a public offering of its stock.

     At a regularly scheduled meeting of BlueStar's board of directors in early May 2000, the directors discussed the impact of the stock market downturn and the effect on providers of DSL. The board of directors discussed the financial condition of BlueStar and the funding alternatives available to BlueStar. The board of directors reviewed and discussed funding proposals from two investment banks for a private equity financing. After reviewing the proposals, the board of directors authorized Robert E. Dupuis, as chief executive officer of BlueStar, to pursue the funding proposal from one of the investment banks.

     On May 18, 2000, BlueStar's board of directors held a special meeting to discuss the financial condition of BlueStar. After a discussion of the financial condition and funding alternatives available to BlueStar and the likelihood that the capital markets would not be available to start-up companies in BlueStar's stage of development, the directors agreed that an acquisition of BlueStar was a viable alternative for BlueStar that should be pursued.

     On May 19, 2000, at the suggestion of the board of directors, Mr. Dupuis traveled to Atlanta, Georgia, to meet with Robert E. Knowling, the chief executive officer, president, and chairman of the board of Covad Communications, to discuss a possible business combination involving the two companies. Messrs. Dupuis and Knowling discussed the benefits of an acquisition of BlueStar. The talks included a discussion of the impact BlueStar's business model would have on the business operations of Covad Communications. At this meeting, Messrs. Dupuis and Knowling established the framework for a possible acquisition of BlueStar by Covad Communications, including structuring the merger as a stock-for-stock transaction.

     On May 22, 2000, BlueStar's board of directors held another special meeting to discuss Mr. Dupuis' meeting with Mr. Knowling and the preliminary framework established for the proposed merger. The board encouraged Mr. Dupuis to continue negotiations with Covad Communications and to obtain bridge financing for BlueStar to fund the company until a merger could be consummated or alternative funding could be secured.

     Following the meeting, the companies began consulting with their financial and legal advisors. Covad Communications retained Bear Stearns & Co. Inc. as its financial advisor and Simpson Thacher & Bartlett as its legal counsel. BlueStar retained Donaldson, Lufkin & Jenrette Securities Corporation as its financial advisor and Brobeck, Phleger & Harrison LLP as its legal counsel. Working with their advisors, Covad Communications began conducting its due diligence investigations using publicly available materials and began analyses of a possible combination. These consultations continued throughout the remaining merger discussions.

     Soon after the meeting of the executives in Atlanta, Mr. Dupuis, at the request of Mr. Knowling, contacted Ray Hernandez of Covad Communications. Messrs. Dupuis and Hernandez, along with their advisors, conducted several telephonic conversations over several days to establish the structure of the acquisition and a time frame for completing the acquisition.

     Over the next two weeks, Messrs. Dupuis and Hernandez had periodic telephonic conversations to discuss the proposed merger and the possibility of Covad Communications providing interim financing to BlueStar following execution of the merger agreement. In addition to the telephonic conversations with Mr. Hernandez, Messrs. Dupuis and Knowling continued to have telephonic discussions and in-person meetings regarding the merger and the consideration to be received by BlueStar stockholders.

     In late May 2000, the investment bank with whom BlueStar had been discussing proposed private equity financing withdrew its financing proposal after conducting due diligence and reconsidering investor demand for stocks of DSL providers.

     On June 8, 2000, BlueStar received a term sheet for an equity investment from a venture capital firm. BlueStar's board of directors called a special meeting to discuss the proposal. The board of directors authorized the managers of BlueStar to pursue the equity investment in the event the merger agreement with Covad Communications was not executed.

     In early June 2000, in telephonic conversations between Messrs. Dupuis and Hernandez, Mr. Hernandez proposed that the merger consideration be issued in two tranches rather than in one payment at the merger closing. Mr. Hernandez suggested that Covad Communications issue up to 8,000,000 shares of Covad Communications common stock upon the closing of the merger and up to an additional 5,000,000 shares of Covad Communications common stock if BlueStar achieves certain performance targets in calendar year 2001.

     On June 13 and 14, 2000, BlueStar, Covad Communications and their respective advisors intensified due diligence activities and preparation of definitive documentation. During this time period, representatives of Covad Communications and BlueStar held telephonic discussions to plan and to prepare for the announcement of the acquisition. These activities continued throughout the next two days.

     Meanwhile, representatives of BlueStar continued to negotiate the sale of an equity interest in BlueStar with the venture capital firm. The firm eventually offered financing of up to $200 million. Representatives of BlueStar and their legal counsel drafted documents and delivered them to the legal counsel for the venture capital firm.

     On June 14, 2000, BlueStar's board of directors held a telephonic meeting to consider the proposed merger with Covad Communications and the proposed purchase of BlueStar preferred stock by the venture capital firm. At this meeting, Mr. Dupuis reviewed the financial condition of BlueStar. Mr. Dupuis also reviewed the two transactions with the board of directors, including the strategic reasons for the proposed transactions, the principal terms of the proposed transactions (including the interim financing), a financial review of the proposed transactions, and a review of Covad Communications' financial condition and business operations.

     BlueStar's internal legal counsel and representatives of Brobeck, Phleger & Harrison discussed with the directors their fiduciary duty under Delaware law in considering a strategic business combination. Mr. Dupuis then asked if any director had any conflicts of interest due to the transactions. Messrs. McMinn and Shapero abstained from participating in the discussions related to the acquisition due to their past and present affiliations with Covad Communications. Representatives of Brobeck, Phleger & Harrison then discussed the terms of the merger agreement and related documents. Representatives of Donaldson Lufkin & Jenrette presented to BlueStar's board of directors a summary of its analyses on the strategic rationale for, and financial analyses related to, the acquisition. In addition, Donaldson Lufkin & Jenrette delivered a draft of a form of opinion it would be prepared to deliver to the BlueStar board, upon payment of the fee under its engagement letter with BlueStar, to the effect that the aggregate consideration to be paid to the BlueStar stockholders pursuant to the merger agreement was fair, from a financial point of view, to holders of BlueStar's stock.

     The board of directors:

     o determined that the terms of the merger agreement and related agreements, as then in effect, and the transactions contemplated thereby were advisable and fair to and in the best interests of BlueStar and its stockholders,

     o    approved and adopted the merger agreement and the related agreements,

     o directed that the merger agreement and the related agreements be submitted for consideration by the BlueStar stockholders, and

     o recommended that the BlueStar stockholders vote for the adoption of the merger agreement.

     In reaching this conclusion, the board of directors of BlueStar, with the assistance of its financial and legal advisors, considered and analyzed a number of factors, including, without limitation, the following:

     o the presentation of Donaldson Lufkin & Jenrette Securities Corporation and its draft of a form of opinion it would be prepared to deliver to the BlueStar board, upon payment of the fees under its engagement letter with BlueStar, to the effect that the aggregate issuance of Covad Communications common stock to stockholders of BlueStar in the transactions contemplated by the merger agreement and the related agreements was fair, from a financial point of view to the holders of BlueStar stock. Such opinion was substantially in the form of the opinion subsequently delivered by DLJ on August 4, 2000 and attached as Appendix E to this prospectus.

     o reports from BlueStar's management and legal and financial advisors on specific terms of the merger agreement and related agreements;

     o    the current financial position of BlueStar;

     o information concerning the financial performance, business operations and prospects of Covad Communications presented at meetings of BlueStar's board of directors, including, among other things, Covad Communications' recent and historical stock and revenue performance;

     o the need of BlueStar to enter into a strategic relationship to compete more effectively in the broadband DSL market;

     o the registration of the Covad Communications common stock to be exchanged for BlueStar stock in the merger;

     o the provision of interim financing in order to permit BlueStar to operate as a going concern between the time of the execution of the merger agreement and the closing of the merger;

     o the fact that the provisions of the merger agreement would permit BlueStar's board of directors, in accordance with their fiduciary duties and the provisions of the contribution agreement, to obtain additional financing for BlueStar's operations in the event the financing provided in connection with the merger was terminated or became fully utilized;

     o the unfavorable terms of the equity investment by the venture capital firm, including the liquidation preference and dilution of current ownership interests;

     o the risk that BlueStar might not achieve its goals in an increasingly competitive DSL market, even with the sale of additional equity; and

     o the eventual need for additional capital beyond the offered private equity and the possible difficulty of raising that capital.

     Based on information with respect to the financial condition, results of operations, cash flow, business and prospects of BlueStar on both a stand-alone basis and as compared with those available in combination with Covad Communications, the board of directors of BlueStar determined that the BlueStar stockholders would benefit substantially from the merger transactions. Such benefits would consist of:

     o the ability of the BlueStar stockholders to own an interest in Covad Communications and thereby benefit from the enhanced prospects of Covad Communications in terms of financial and operational resources and flexibility and its position as one of the leading DSL providers;

     o the combination of BlueStar's and Covad Communications' businesses resulting in a larger company, with more sales channels, users, products and services and geographic coverage, which should enable Covad Communications to compete more effectively in the DSL market where geographic coverage is an important competitive factor;

     o Covad Communications' enhanced ability to take advantage of future strategic opportunities;

     o    the value of Covad Communications' name, trademarks and brand;

     o the belief that the merger should allow BlueStar to meet the challenges of the increasingly competitive environment in the Internet market more effectively than BlueStar could on its own; and

     o    the expected tax treatment of the merger.

     BlueStar's board of directors also considered a number of potentially negative factors in its deliberations concerning the merger transactions, including:

     o the possibility that the shares of Covad Communications common stock placed in escrow may not be distributed to the BlueStar stockholders;

     o the risks associated with obtaining necessary regulatory and stockholder approvals of the merger transactions;

     o the risk that the potential benefits of the merger transactions might not be realized;

     o the relative complexity of the several transactions contemplated by the merger agreement and the related agreements, specifically the interim financing to be provided by Bear Stearns; and

     o    the other risks described under "Risk Factors."

     The BlueStar board of directors concluded, however, that the potential benefits of the merger transactions to BlueStar and its stockholders outweighed the risks associated with the foregoing factors.

     The foregoing discussion of the information and factors considered by the BlueStar board of directors in connection with its evaluation of the transactions contemplated by the merger agreement and the related agreements is not intended to be exhaustive but is intended to include the material factors considered by the directors.

     Upon completing its deliberations, the disinterested directors of BlueStar unanimously approved the merger agreement and the related agreements and the transactions contemplated by those agreements, declared them advisable and resolved to recommend that BlueStar's stockholders adopt the merger agreement.

     On June 16, 2000, the merger agreement was executed and Covad Communications issued a press release announcing its execution.

REASONS FOR THE MERGER

     The companies are merging in order to accelerate their network deployment and expand their presence as broadband services providers using DSL technology. The companies believe that together the companies will have greater visibility and market penetration and will increase revenues from small- and medium-sized businesses located in Tier 2 and Tier 3 cities.

     The companies expect to realize the following benefits as a result of the merger:

     o    additional distribution channels for their services and products;

     o speed to market in implementing a nationwide direct sales strategy in smaller markets;

     o increased ability to provide enhanced broadband services to small- and medium-sized businesses;

     o    greater visibility and market penetration in Tier 2 and Tier 3 cities;

     o a large sales force with extensive experience selling broadband services to end users; and

     o    higher margins for each end user.

RECOMMENDATION OF THE BLUESTAR BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF BLUESTAR BELIEVES THAT THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF BLUESTAR AND ITS STOCKHOLDERS AND HAS APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT. THE BLUESTAR BOARD OF DIRECTORS RECOMMENDS THAT BLUESTAR STOCKHOLDERS GIVE THEIR CONSENT TO THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER, AND THE

APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT.

BOARD PRESENTATION AND OPINION OF FINANCIAL ADVISOR TO BLUESTAR

     BlueStar asked Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, in its role as financial advisor to BlueStar, to make a presentation to the BlueStar board on certain financial background and analyses regarding the consideration to be received by the holders of BlueStar stock in the merger. On June 14, 2000, DLJ delivered its presentation to the BlueStar board. In conjunction with the presentation, DLJ supplied each of BlueStar's directors a draft of a form of opinion DLJ would be prepared to deliver to the BlueStar board upon payment of DLJ's fee under its engagement letter with BlueStar. Such opinion was substantially in the form of the DLJ opinion subsequently delivered on August 4, 2000 and described below.

     At the June 14, 2000 meeting, DLJ was not requested to, nor did it, deliver to the BlueStar board an opinion. However, DLJ did indicate that if it were requested by BlueStar to deliver a formal opinion, it would be prepared to render an opinion in the form previously delivered, to the effect that the consideration to be received by the holders of BlueStar stock in the merger was fair to such holders from a financial point of view based on the assumptions, limitations and qualifications set forth in the draft opinion.

     On August 4, 2000, after receipt of payment from BlueStar for its opinion, DLJ delivered to the BlueStar board its written opinion, dated August 4, 2000, to the effect that, as of June 14, 2000, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by the holders of BlueStar stock in the merger was fair to such holders from a financial point of view.

     THE FULL TEXT OF DLJ'S OPINION IS ATTACHED AS APPENDIX E TO THIS PROSPECTUS. THE SUMMARY OF DLJ'S OPINION SET FORTH IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF DLJ'S OPINION. BLUESTAR STOCKHOLDERS ARE URGED TO READ DLJ'S OPINION CAREFULLY AND IN ITS ENTIRETY FOR THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ IN CONNECTION WITH ITS OPINION.

     DLJ prepared its opinion for the BlueStar board, and the opinion addresses only the fairness to the holders of BlueStar stock from a financial point of view, as of June 14, 2000, of the consideration to be received by such holders. DLJ expressed no opinion as to the price at which Covad Communications common stock would actually trade at any time. DLJ's opinion did not address the relative merits of the merger and the other business strategies considered by the BlueStar board, as of June 14, 2000, nor did it address the BlueStar board's decision to proceed with the merger. DLJ's opinion did not constitute a recommendation to any BlueStar stockholder as to how such stockholder should vote on the merger.

     The consideration to be received by the holders of BlueStar stock was determined in arm's length negotiations between BlueStar and Covad Communications, in which DLJ advised BlueStar.

     BlueStar selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. DLJ was not retained as an advisor or agent to the stockholders of BlueStar or any other person. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. BlueStar did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion.

     In preparing its opinion, DLJ:

     o reviewed the Third Amended and Restated Certificate of Incorporation of BlueStar and the merger agreement and the exhibits thereto;

     o reviewed financial and other information that was publicly available or furnished to it by BlueStar as of June 14, 2000, including information provided during discussions with the management of BlueStar. Included in the information provided during discussions with the BlueStar's management were certain financial projections of BlueStar, as of June 14, 2000, for the period beginning January 1, 2000 and ending December 31, 2004, prepared by the management of BlueStar and certain financial projections of Covad Communications, as of June 14, 2000, for the period beginning January 1, 2000 and ending

          December 31, 2002, prepared by a nationally recognized research analyst identified by the management of BlueStar;

     o was informed by the management of BlueStar that, as of June 14, 2000, BlueStar expected to exhaust its liquidity in the near term unless it entered into a dilutive private equity financing to fund its anticipated operating and capital needs over the following 12 months;

     o compared certain financial and securities data of BlueStar and Covad Communications with various other companies whose securities are traded in public markets;

     o reviewed the historical stock prices and trading volumes of Covad Communications common stock;

     o reviewed prices and premiums paid in certain other business combinations; and

     o conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of preparing its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by BlueStar, or its representatives, or that was otherwise reviewed by DLJ, as of June 14, 2000, and assumed that BlueStar was not aware of any information prepared by it or its advisors that might be material to DLJ's opinion that had not been made available to DLJ, as of June 14, 2000. With respect to the financial projections of BlueStar, as of June 14, 2000, supplied to DLJ, DLJ relied on representations that the projections were reasonably prepared on the basis reflecting the best available estimates and judgments of the management of BlueStar, as of June 14, 2000, as to the future operating and financial performance of BlueStar. With respect to the financial projections prepared by the research analyst referred to above, DLJ assumed, with BlueStar's consent, the reasonableness thereof and that they do not materially differ from the best available estimates and judgments of the management of Covad Communications, as of June 14, 2000, as to the future operating and financial performance of Covad Communications. DLJ expressed no opinion with respect to these projections or the assumptions upon which they were based. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities or for making any independent verification of any of the information reviewed by DLJ. DLJ relied as to certain legal matters, including that the merger will be free of federal tax to BlueStar and its stockholders, on advice of counsel to BlueStar.

     DLJ's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, June 14, 2000. DLJ states in its opinion that, although developments subsequent to June 14, 2000 may affect DLJ's ability to reach the conclusion set forth in its opinion as of a later date, DLJ does not have any obligation to update, revise or reaffirm its opinion.

SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DLJ

     The following is a summary of the financial analyses presented by DLJ to the BlueStar board on June 14, 2000. In conjunction with the presentation, DLJ supplied each of BlueStar's directors with a printed version of its financial presentation. No company or transaction used in the analyses described below is directly comparable to BlueStar or the contemplated transaction. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.

     COMPARABLE PUBLICLY TRADED COMPANY ANALYSIS/PRIVATE EQUITY TRANSACTION ANALYSIS. DLJ noted that although the analysis set forth below analyzed the market values and trading multiples of selected publicly traded DSL industry companies that were comparable to BlueStar, these companies were not directly comparable to BlueStar because (1) each of these companies had funding through 2000 and BlueStar would be required to significantly curtail operations and terminate a large portion of its employees if it did not achieve funding immediately and (2) BlueStar required $482,000,000 to fund its business plan and had no ability to raise such funds in the public debt or equity markets at that time. As a result, DLJ suggested that the most appropriate valuation methodology to look at is multiples that can be achieved in a private equity financing. Based on the market conditions as they were on June 14, 2000, DLJ stated that a private equity investment in BlueStar involving a convertible preferred security would likely value the equity of BlueStar (prior to any infusion of funds) between

$125,000,000 and $250,000,000, representing an enterprise value range between 1.0x and 2.0x projected 2001 revenue. If $125,000,000 of such a convertible preferred security were assumed to be issued, it would (1) provide BlueStar, based on BlueStar's business plan, with a comparable amount of funding to the companies set forth below, and (2) result in the dilution of existing BlueStar stockholders' equity interest by approximately 33.3% (on a fully diluted basis). Subject to these qualifications, DLJ analyzed the market values and trading multiples of selected publicly traded DSL industry companies that DLJ believed would be reasonably comparable to BlueStar assuming that BlueStar had the financing to effect its business plan. These comparable companies consisted of:

     o    Covad Communications Group, Inc.

     o    DSL.net Inc.

     o    Network Access Solutions Corp.

     o    NorthPoint Communications Group Inc.

     o    Rhythms NetConnections Inc.

     In examining these comparable companies, DLJ calculated the enterprise value of each company as a multiple of its respective: (i) 1999 revenue, LQA revenue and projected revenues for calendar years 2000 and 2001 and (ii) net PP&E. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. LQA means the annualized revenue for the last quarter for which financial data for the company at issue has been reported. Net PP&E means the book value of any plant, property and equipment minus accumulated depreciation. All historical data was derived from publicly available sources and all projected data was obtained from DLJ Equity Research, in the case of DSL.net Inc. and Network Access Solutions Corp., Merrill Lynch Research, in the case of Covad Communications Group, Inc. and NorthPoint Communications Group Inc., and Deutsche Bank Equity Research, in the case of Rhythms NetConnections Inc. DLJ's analysis of the comparable companies yielded the following multiple ranges:



                                              1999          LQA           2000          2001          NET
                                            REVENUES      REVENUES      REVENUES      REVENUES       PP&E
                                           ------------  ------------  -----------   -----------   --------
       High.............................     407.5x         77.0x        26.5x          8.2x        12.1x
       Low..............................      36.5x         23.9x        14.3x          4.7x         6.9x
       Average..........................     149.8x         40.3x        19.8x          6.6x         9.2x
       Median...........................     100.8x         26.8x        18.2x          6.6x         9.2x

     Based on an analysis of this data and BlueStar's projected results for comparable periods, DLJ derived an implied equity value of BlueStar ranging from $186,000,000 to $310,800,000, compared to an estimated stockholder consideration of $189,400,000 excluding the earn-out and $295,600,000 including the earn-out in the merger based on a Covad Communications common stock price of $26.56 as of June 13, 2000.

     PRECEDENT MERGER AND ACQUISITION TRANSACTION ANALYSIS. DLJ reviewed selected acquisitions involving companies in the DSL and/or CLEC industry that DLJ believed were reasonably comparable to the merger. These transactions consisted of:

     o    Voyager.net Inc./CoreComm Limited

     o    Splitrock Services Inc./McLeod USA Inc.

     o    Concentric Network Corp./Nextlink Communications Inc.

     In examining these acquisitions, DLJ calculated the enterprise value of the acquired company implied by each of these transactions as a multiple of LTM revenue and gross PP&E. LTM means the last twelve month period for which financial data for the company at issue has been reported. Gross PP&E means the book value of any plant, property and equipment including accumulated depreciation. DLJ's analysis of these comparable acquisitions yielded the following multiple ranges:

                                                             LTM        GROSS
                                                             REVENUE    PP&E
                                                             ---------  --------
       High................................................     25.4x     29.0x
       Low.................................................     11.4x     19.6x

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


     Based on an analysis of this data and BlueStar's historical and projected operating results, DLJ derived an implied equity value of BlueStar ranging from $220,000,000 to $320,000,000, compared to an estimated stockholder consideration of $189,400,000 excluding the earn-out and $295,600,000 including the earn-out based on a Covad Communications common stock price of $26.56 as of June 13, 2000.

     DISCOUNTED CASH FLOW ANALYSIS. DLJ performed a DCF analysis of the projected cash flows of BlueStar for the fiscal years ending December 31, 2000 through December 31, 2009, using projections and assumptions provided by the management of BlueStar. DCF means discounted cash flow. The DCFs for BlueStar were estimated using discount rates ranging from 30.0% to 40.0% and 14.0% to 16.0%, based on estimates related to the weighted average costs of capital of BlueStar, and focused on terminal multiples of estimated EBITDA for BlueStar's fiscal year ending December 31, 2009 ranging from 9.0x to 11.0x. EBITDA means earnings before interest expense, taxes, depreciation and amortization. The 30.0% to 40.0% discount rate range reflected DLJ's judgment as to the requisite weighted average cost of capital for BlueStar in any funding through the private equity market. The 14.0% to 16.0% discount rate range reflected DLJ's judgment as to the requisite weighted average cost of capital for BlueStar in any funding through the public equity market, assuming that BlueStar had previously secured funding through 2000, thereby having comparable funding amounts to the comparable public companies. Based on this analysis, DLJ estimated an equity value of BlueStar, using discount rates ranging from 30.0% to 40.0%, ranging from $70,200,000 to $260,400,000, and, using discount rates ranging from 14.0% to 16.0%, ranging from $1,350,900,000 to $1,789,400,000, compared to an estimated stockholder consideration of $189,400,000 excluding the earn-out and $295,600,000 including the earn-out based on a Covad Communications common stock price of $26.56 as of June 13, 2000. As noted above, DLJ estimated that a $125,000,000 private equity market funding at such time (an amount to fund BlueStar through 2000) would have resulted in approximately a 33.3% dilution to existing BlueStar stockholders. DLJ also noted that BlueStar required approximately $482,000,000 in total to fund its business plan.

     CONTRIBUTION ANALYSIS. DLJ analyzed the relative contributions of BlueStar and Covad Communications to the pro forma combined company for the years 1999 through 2004 on selected financial data, assuming no anticipated cost savings or related expenses. DLJ analyzed the respective contributions of each company's projected revenues and net PP&E for each of the years 1999 through 2004 based on estimates provided by the management of BlueStar, in the case of BlueStar, and Merrill Lynch Equity Research, in the case of Covad Communications. The implied percent of contribution in the table below denotes each respective company's share of the combined company's total revenue and net PP&E:


                                          BLUESTAR IMPLIED %    COVAD IMPLIED %
                                           OF CONTRIBUTION      OF CONTRIBUTION
                                         --------------------  -----------------
REVENUES
--------
 1999....................................       1.1%                 98.9%
 2000....................................       7.9%                 92.1%
 2001....................................       18.2%                81.8%
 2002....................................       20.9%                79.1%
 2003....................................       24.9%                75.1%
 2004....................................       28.3%                71.7%

NET PP&E
--------
 1999....................................       2.1%                 97.9%
 2000....................................       2.3%                 97.7%
 2001....................................       3.1%                 96.9%
 2002....................................       2.5%                 97.5%
 2003....................................       2.9%                 97.1%
 2004....................................       2.3%                 97.7%

     DLJ compared the above implied percentages of contribution to the combined company's total revenue and net PP&E to the percentages of the combined company that BlueStar and Covad Communications would own upon consummation of the merger. BlueStar stockholders would own approximately 4.2% and Covad Communications stockholders would own approximately 95.8% of the combined company under the scenario excluding the earn-out, and BlueStar stockholders would own approximately 6.4% and Covad Communications stockholders would own approximately 93.6% of the combined company under the scenario including the earn-out.

     DLJ noted that there was one common director on the board of directors of BlueStar and Covad Communications, respectively.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the BlueStar board on June 14, 2000 and that it used in reaching its conclusion as to fairness. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to BlueStar that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

ENGAGEMENT LETTER

     Pursuant to the terms of an engagement agreement dated May 22, 2000, BlueStar has agreed to pay a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the merger. In addition, BlueStar agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ and BlueStar negotiated the terms of the fee arrangement.

OTHER RELATIONSHIPS

     DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for Covad Communications in the past and has been compensated for such services, including (i) acting as co-manager for Covad Communications' initial public offering completed in January 1999, (ii) acting as co-manager for Covad Communications' $215 million offering of senior notes completed in February 1999, (iii) acting as co-manager for Covad Communications' $285 million offering of Covad Communications common stock completed in June 1999, and (iv) acting as co-manager for Covad Communications' $559 million offering of Covad Communications common stock completed in November 1999.

STRUCTURE OF THE MERGER

     The merger agreement provides for the acquisition of BlueStar by Covad Communications. If the merger agreement and related matters are approved by the BlueStar stockholders, Covad Acquisition Corporation will merge into BlueStar. All of BlueStar's outstanding stock will be canceled, and BlueStar will become a wholly owned subsidiary of Covad Communications.

     The merger agreement is attached as Appendix A to this prospectus. We encourage you to read the merger agreement carefully because it is the legal document that governs the merger.

CLOSING MATTERS

     CLOSING. The closing of the merger will take place as soon as practicable following the satisfaction or waiver of the closing conditions, unless the merger agreement is terminated or the parties agree to a different time for closing. See "--Conditions to the Merger," below.

     EFFECTIVE TIME. In connection with the closing, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger shall become effective at the time the certificate is duly filed with the

Secretary of State of the State of Delaware, or at a later time if specified in the certificate and agreed to by the parties.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     INITIAL CONSIDERATION. Under the merger agreement, Covad Communications will issue 8,000,000 shares of common stock, minus shares (priced at the closing price for Covad Communications common stock on the NASDAQ National Market on the third business day prior to closing) with a value that reflects (1) BlueStar's transaction costs and (2) the principal, interest and expenses associated with the interim financing extended to BlueStar prior to the merger. This consideration will be provided at the closing of the merger, and will be divided among BlueStar stockholders, option holders and warrant holders according to an exchange ratio as follows:

     o First, for the purpose of satisfying the liquidation preferences of BlueStar preferred stockholders, shares of Covad Communications common stock (priced at the average closing price for Covad Communications common stock on the NASDAQ National Market over a 30 day period ending three days prior to closing) will be set aside with a value equal to $71,121,770.57, the total amount of those preferences, and divided among the BlueStar preferred stockholders pro rata according to their share ownership; and

     o Second, each share of BlueStar stock, including the BlueStar preferred stock, will be converted into a number of shares of Covad Communications common stock to be calculated by dividing the remaining shares of Covad Communications common stock to be issued in the merger, by the total number of BlueStar shares (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise).

     EARN-OUT SHARES. Following the conclusion of BlueStar's 2001 fiscal year, Covad Communications will issue up to 5,000,000 additional "earn-out" shares of Covad Communications common stock to BlueStar's stockholders. The exact number of the earn-out shares will depend upon the performance of BlueStar in fiscal year 2001 against pre-established income and earnings benchmarks described in the merger agreement.

     The number of earn-out shares will be calculated by comparing BlueStar's fiscal year 2001 (1) revenue and (2) earnings before interest, taxes, depreciation and amortization ("EBITDA"). BOTH THE REVENUE AND THE EBITDA THRESHOLD TARGETS MUST BE MET BEFORE ANY EARN-OUT SHARES ARE EARNED. If BlueStar meets the revenue and EBITDA thresholds, Covad Communications will prepare a calculation of the earn-out shares to present to the stockholders' agent soon after the availability of audited financial statements for fiscal year 2001. The earn-out shares will be calculated in accordance with the following table:

                         REVENUE                                 EBITDA
   ACTUAL 2001           EARN-OUT          ACTUAL 2001          EARN-OUT
     REVENUE             SHARES           EBITDA (LOSS)          SHARES
-------------------  ----------------  --------------------  ---------------
   ($ MILLIONS)                           ($ MILLIONS)
  less than $112.2                 0    lower than $(190.7)               0
             112.2           100,000                (190.7)         100,000
             113.5           200,000                (189.0)         200,000
             114.7           300,000                (187.3)         300,000
             116.0           450,000                (185.5)         450,000
             117.2           600,000                (183.8)         600,000
             118.5           800,000                (182.1)         800,000
             119.7         1,000,000                (180.3)       1,000,000
             121.0         1,200,000                (178.6)       1,200,000
             122.2         1,400,000                (176.9)       1,400,000
             123.5         1,700,000                (175.1)       1,700,000
             124.7         2,000,000                (173.4)       2,000,000
             130.9         2,250,000                (164.7)       2,250,000
             137.2         2,500,000                (156.1)       2,500,000

     The number of earn-out shares received will also be reduced by any of BlueStar's outstanding transaction costs from the merger.

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

     The earn-out shares, if any, will be divided according to an earn-out exchange ratio. Each share of BlueStar stock outstanding as of the effective time of the merger will represent the right to receive additional shares of Covad Communications common stock to be calculated by dividing the total number of earn-out shares by the total number of BlueStar shares outstanding at the effective time of the merger (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise). See "--Exchange Ratios" for more detail as to how the earn-out exchange ratio is calculated.

     INTERIM FINANCING. In connection with the merger, Bear Stearns Corporate Lending, Inc. provided BlueStar with a $40 million financing commitment to fund BlueStar's continuing operations until the effective time of the merger. If the merger is not completed, Covad Communications has agreed to purchase the loans made pursuant to this financing commitment from Bear Stearns in exchange for shares of Covad Communications common stock. Bear Stearns also has the right to put the loan to Covad Communications in exchange for Covad Communications common stock in certain other circumstances.

     All of the interest, principal and expenses of this interim financing will be subtracted from the merger consideration to be received by the BlueStar stockholders in the merger. BlueStar has currently borrowed $15.9 million for its continued operations to the date of this prospectus, and currently expects to borrow up to $32.0 million to the effective time of the merger.

     EXCHANGE RATIOS. The full formulas for the exchange ratios for both the initial consideration and the earn-out shares are set out in Exhibits B and C to the merger agreement included as Appendix A to this prospectus.

     FRACTIONAL SHARES. Covad Communications will not issue fractional shares in the merger. Instead, the total number of shares of Covad Communications common stock to be received by each BlueStar stockholder in the merger will be rounded down to the nearest whole number, and the stockholder will receive a cash payment for the value of the fraction of a share of Covad Communications common stock they would otherwise have received. For the purpose of calculating the amount of any payment for a fractional share, the Covad Communications common stock will be valued at its closing price on the NASDAQ National Market on the third business day prior to the closing of the merger.

TREATMENT OF STOCK OPTIONS AND BENEFIT PLANS

     Pursuant to the merger agreement, all outstanding stock options granted under BlueStar's 2000 Stock Incentive Plan or a predecessor plan, will, upon the closing of the merger, be assumed by Covad Communications, subject to the same terms and conditions immediately prior to the closing, except that the number of shares subject to the option and the exercise price will be adjusted to reflect the exchange ratio in effect at the closing. Soon after the merger becomes effective, a document evidencing the terms of the assumption by Covad Communications of the options will be distributed to option holders.

     Under the BlueStar option plan, the vesting of the options of certain managerial employees is accelerated upon a change of control of BlueStar such as the merger. For these employees, each outstanding option will, at the effective time of the merger, become vested with respect to 50% of the unvested portion of the option. As of July 31, 2000, the merger transactions will result in the accelerated vesting of 1,860,006 options, of which 1,275,943 options are held by executive officers of BlueStar.

     As a condition to closing, certain BlueStar officers and employees whose options were granted under the BlueStar option plan have agreed to conditions and restrictions on the sale of shares of Covad Communications common stock issued in the merger and have agreed that if within 12 months of the merger they depart Covad Communications voluntarily or are dismissed for cause, the portion of their options that received accelerated vesting will be forfeited. See "--Stock Restriction Agreements," below.

     Covad Communications has agreed that the employees of BlueStar who continue their employment with BlueStar after the merger will be entitled to participate in the employee benefit and equity programs maintained by BlueStar and Covad Communications after the merger on a basis, in the aggregate, no less favorable than for similarly situated employees at Covad Communications or its other subsidiaries, including for these purposes credit for length of service with BlueStar.

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

CONDITIONS TO THE MERGER

     Each party's obligation to effect the transactions contemplated by the merger agreement is subject to the satisfaction or waiver of the following conditions on or before the closing:

     o the adoption of the merger agreement by holders of 90% of all outstanding shares of BlueStar stock;

     o the absence of an injunction, restraining order or other decree that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;

     o the absence of a statute, rule, regulation or order that will make the consummation of the transactions contemplated by the merger agreement illegal; and

     o the receipt of all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the merger agreement and the expiration or termination of the waiting periods applicable under the Hart-Scott-Rodino Act and other applicable antitrust or merger control or competition laws or regulations, except as would not cause a material adverse effect to BlueStar.

     In addition, BlueStar's obligation to consummate the merger agreement is further subject to the satisfaction or waiver of the following additional conditions:

     o appropriate representations and warranties of Covad Communications contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such time, and Covad Communications delivering to BlueStar a certificate to that effect;

     o Covad Communications having performed in all material respects all obligations required to be performed by it under the merger agreement and BlueStar having received from Covad Communications a certificate to that effect;

     o   the nonoccurrence of a material adverse effect on Covad
         Communications; and

     o the receipt of a tax opinion stating that the merger will be treated as a tax-free reorganization.

     In addition, the obligation of Covad Communications to consummate the merger agreement is further subject to the satisfaction or waiver of the following additional conditions:

     o appropriate representations and warranties of BlueStar contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such time, and BlueStar delivering to Covad Communications a certificate to that effect;

     o BlueStar having performed in all material respects all obligations required to be performed by it under the merger agreement, and Covad Communications having received from BlueStar a certificate to that effect;

     o   BlueStar's having obtained consents from all necessary third parties;

     o absence of any injunctions or restraints on the conduct of BlueStar's business;

     o   nonoccurrence of a material adverse effect with respect to BlueStar;

     o receipt by Covad Communications of a properly executed FIRPTA notification letter from BlueStar;

     o   resignation of the directors and officers of BlueStar;

     o   execution of the escrow agreement;

     o   termination of all agreements concerning BlueStar stock;

     o receipt of a tax opinion stating that the merger will be treated as a tax-free reorganization;

     o execution of stock restriction agreements by 85% of a selected group of BlueStar's managers, 80% of its employees holding vested options and holders of 75% of the stock held by the remaining stockholders; and

     o   certification of transaction fees and expenses.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time before the closing of the merger, whether before or after adoption of the merger agreement by BlueStar stockholders:

     o   by mutual consent of Covad Communications and BlueStar;

     o by Covad Communications or BlueStar by written notice to the other party if the closing has not occurred by December 31, 2000; provided, that this termination right will not be available to a party whose action or failure to act has been the cause or resulted in the failure of the merger;

     o   by Covad Communications if:

           (1) BlueStar breaches in any material respect any representation, warranty, obligation or agreement and does not cure it within five business days upon written notice from Covad
                Communications; or

           (2) BlueStar's board of directors withdraws or modifies its recommendation of the merger agreement or the merger in a manner adverse to Covad Communications;

     o by BlueStar if Covad Communications breaches in any material respect any representation, warranty, obligation or agreement and does not cure it within five business days upon written notice from BlueStar; and

     o by Covad Communications or BlueStar if any permanent injunction or other order preventing the merger becomes final and nonappealable.

CONDUCT OF BUSINESS PENDING THE CLOSING OF THE MERGER

     Under the merger agreement, BlueStar has agreed that prior to the closing of the merger agreement, except where Covad Communications has consented to such action, BlueStar will operate its businesses only in the ordinary course of business, consistent with past practice. Moreover, except as expressly permitted in the merger agreement, BlueStar will not:

     o   amend its certificate of incorporation or bylaws;

     o issue, purchase or redeem, or declare or pay any dividend with respect to, any shares of BlueStar stock or any class of securities convertible into, or any rights, warrants or options to acquire, any of these securities, other than issuances of BlueStar common stock upon the exercise of stock options outstanding on the date of the merger agreement in accordance with its terms and limited issuances of new BlueStar options in accordance with the merger agreement;

     o adopt any stock option plans (provided that it may complete grants that it is already committed to grant);

     o   enter into, violate, amend or modify any material contracts;

     o issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its stock or securities convertible into such stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such stock or other convertible securities, other than the issuance of stock pursuant to the exercise of outstanding stock options or warrants;

     o transfer to any person or entity any intellectual property other than pursuant to non-exclusive non-source code licenses in the ordinary course of business consistent with past practice;

     o enter into or amend any agreements granting exclusive marketing or other exclusive rights with respect to any of its products, services or technologies;

     o sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business;

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

     o incur any indebtedness for borrowed money in excess of $60,000 or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than indebtedness to Covad Communications;

     o enter into any operating lease involving payments in excess of $60,000 annually or $5,000 monthly;

     o pay, discharge or satisfy in an amount in excess of $20,000 in any one case or $60,000 in the aggregate, any claim, liability or obligation arising other than in the ordinary course of business, except as already reserved in the financial statements;

     o make any capital expenditures, capital additions or capital improvements, except in the ordinary course of business and consistent with past practice;

     o materially reduce the amount of any material insurance coverage provided by existing insurance policies;

     o terminate or waive any right or rights which individually or in the aggregate would reasonably be expected to be material in value, other than in the ordinary course of business;

     o increase or accelerate the compensation or fringe benefits of any current or former director or employee or adopt or amend any employee benefit or stock purchase or option plan or pay any special bonus or special remuneration to any employee or director, except in the ordinary course of business consistent with past practice;

     o grant, pay or agree to any provisions regarding severance or termination pay to any director, officer or other employee except as agreed to with Covad Communications;

     o commence a lawsuit or take any action in connection with any existing or threatened lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding other than routine exceptions;

     o acquire, merge or consolidate with any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets which are material, individually or in the aggregate, to its business;

     o other than in the ordinary course of business, make or change any material policies in respect of taxes;

     o revalue any of its assets, other than in the ordinary course of business;

     o fail to give all notices and other information required to be given to the employees or any other labor group;

     o delay or otherwise change the manner of payment of accounts payable or other liabilities; or

     o take or agree to take any action which would make any of its representations or warranties contained in the merger agreement untrue or incorrect or prevent it from performing any of its covenants thereunder.

ADDITIONAL COVENANTS AND AGREEMENTS

     In addition to the above covenants related to the conduct of BlueStar's business prior to the closing, BlueStar has agreed:

     o not to solicit, initiate or encourage any other takeover proposal or to engage in negotiations with, or grant confidential information or access to BlueStar's properties, records or books to any other person who has advised BlueStar that it may be considering making, or who has made, a takeover proposal;

     o to keep Covad Communications fully informed as to negotiations for any additional bridge financing BlueStar may require, and not to enter into an agreement for any such financing without Covad Communications' consent unless BlueStar will not incur any expenses or financial or other material obligations in relation thereto prior to the termination of the merger agreement; and

     o to grant Covad Communications access to BlueStar's financial and other records.

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

     Covad Communications has agreed to take all necessary actions to obtain an amendment to its certificate of incorporation to permit the issuance of the Covad Communications common stock to be issued in the merger. It has since obtained approval for this amendment.

     Both parties have agreed to cooperate on steps to be taken toward registering the stock to be issued in the merger and to preparing this prospectus.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties relating to, among other things:

     o corporate organization and similar corporate matters concerning Covad Communications and BlueStar;

     o authorization, execution, delivery, performance and enforceability of, conflicts and defaults created by, and required consents, approvals and authorizations of governmental authorities relating to, the merger agreement and related matters;

     o engagement and payment of fees of brokers, investment bankers, finders and financial advisors by both Covad Communications and BlueStar;

     o   the capital structure of both Covad Communications and BlueStar;

     o   stock options of BlueStar;

     o financial information of BlueStar being presented fairly and the absence of undisclosed liabilities of BlueStar, the accuracy of information contained in those financial statements and the absence of undisclosed liabilities of BlueStar;

     o   the absence of material changes or events concerning BlueStar;

     o the validity and enforceability of contracts and other agreements of BlueStar;

     o   the absence of legal proceedings relating to BlueStar;

     o   the absence of labor controversies of BlueStar;

     o   intellectual property of BlueStar;

     o   governmental licenses and permits of BlueStar;

     o   compliance with applicable laws;

     o   employee benefit matters of BlueStar;

     o   filing of tax returns and payment of taxes by BlueStar; and

     o   Year 2000 compliance of BlueStar.

AMENDMENT

     The merger agreement may not be amended or modified except in a writing signed by all parties thereto. However, after the adoption of the merger agreement by the stockholders of BlueStar, the merger agreement may only be amended, without the further approval of such stockholders, as permitted by law.

REGULATORY APPROVALS REQUIRED

     Under the Hart-Scott-Rodino Act, and the rules promulgated thereunder by the FTC, the transactions contemplated by the merger agreement cannot be consummated until notifications have been given to the FTC and the Antitrust Division of the Department of Justice and the specified waiting periods have expired or terminated. The notifications required under the Hart-Scott-Rodino Act were furnished to the FTC and the Antitrust Division by Covad Communications and BlueStar with respect to the transactions contemplated by the merger agreement on July 7, 2000. Additional materials were provided in relation to Crosspoint Venture Partners LS 1997, the holder of a substantial amount of BlueStar stock on July 12, 2000. The waiting period under the Hart-Scott-Rodino Act expired at 11:59 p.m., eastern time, on August 4, 2000. Notwithstanding the termination of the waiting periods under the

Hart-Scott-Rodino Act, the Antitrust Division, the FTC or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the transactions contemplated by the merger agreement or seeking divestiture of portions of the businesses intended to be part of Covad Communications. Private parties may also seek to take legal action under the antitrust laws under specific circumstances. Pursuant to the merger agreement, any filing fees required by the Hart-Scott-Rodino Act will be paid by the stockholders of BlueStar as transaction costs if the merger is consummated.

     There can be no assurance that a challenge to the consummation of the transactions on antitrust grounds will not be made or that, if such a challenge were made, the parties to the merger agreement would prevail.

     To the extent that BlueStar and Covad Communications provide identifiable intrastate services or have otherwise submitted themselves to the jurisdiction of the relevant state telecommunications regulatory commissions, they are subject to such jurisdiction. In addition, certain states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act.

     In addition, Covad Communications and BlueStar must receive authorization from or make filings with the appropriate governmental authorities for the transfer of control of BlueStar's CLEC authority (required for the operation of BlueStar's business). BlueStar has received all of the approvals from the appropriate government authorities that it believes are necessary for the consummation of the merger.

EXPENSES

     The parties to the merger agreement have agreed that all costs and expenses incurred in connection with the merger shall be borne by the party incurring such expenses, except that if the merger closes then BlueStar's investment banking, legal and other related merger fees and expenses shall be deducted from the merger consideration received by BlueStar stockholders.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the material federal income tax consequences of the exchange of shares of BlueStar stock for Covad Communications common stock, pursuant to the merger that are generally applicable to holders of BlueStar stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to BlueStar stockholders as described herein.

     BlueStar stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular BlueStar stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their BlueStar stock as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of BlueStar stock are acquired or shares of Covad Communications common stock are disposed of, or the tax consequences of any receipt of rights to acquire Covad Communications common stock. ACCORDINGLY, BLUESTAR STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES AND THE EFFECT OF POSSIBLE CHANGES IN APPLICABLE TAX LAWS.

     The merger is intended to constitute a reorganization within the meaning of the Code. Provided that the merger does so qualify as a reorganization, then, subject to the limitations and qualifications referred to herein, the merger will generally result in the following federal income tax consequences to the BlueStar stockholders:

     o No gain or loss will be recognized by holders of BlueStar stock solely upon their receipt of Covad Communications common stock in exchange for BlueStar stock in the merger (except to the extent of cash received in lieu of a fractional share of Covad Communications common stock).

     o The aggregate tax basis of the Covad Communications common stock received by BlueStar stockholders in the merger (including any tax basis attributable to fractional shares deemed to be disposed of) will be the same as the aggregate tax basis of the BlueStar stock surrendered in exchange therefor.

     o The holding period of the Covad Communications common stock received by BlueStar stockholders in the merger will include the period for which the BlueStar stock surrendered in exchange therefor was considered to be held, provided that BlueStar stock so surrendered is held as a capital asset at the time of the merger.

     o Cash payments received by holders of BlueStar stock in lieu of a fractional share will be treated as if such fractional share of Covad Communications common stock had been issued in the merger and then redeemed by Covad Communications. A BlueStar stockholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

     The parties have not and will not request a ruling from the Internal Revenue Service as to the tax consequences of the merger or any related transaction. The Internal Revenue Service may adopt positions contrary to that discussed below and such positions could be sustained.

     A successful Internal Revenue Service challenge to the reorganization status of the Merger would result in BlueStar stockholders recognizing taxable gain or loss with respect to each share of BlueStar stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the Covad Communications common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Covad Communications common stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the merger.

     The obligations of BlueStar and Covad Communications to complete the merger are conditioned upon the receipt by BlueStar of an opinion of its counsel, Brobeck, Phleger & Harrison LLP, and the receipt by Covad Communications of an opinion of its counsel, Simpson Thacher & Bartlett, that the merger will, for federal income tax purposes, constitute a "reorganization" within the meaning of
Section 368(a) of the Code. The tax opinions will be based upon facts, representations and assumptions set forth or referred to in the opinion and the continued accuracy and completeness of representations made by Covad Communications and BlueStar, including representations in certificates to be delivered to counsel by the management of each of Covad Communications and BlueStar which if incorrect in any material respect could change the conclusions in the opinion. If BlueStar's counsel or Covad Communications' counsel does not give such a tax opinion, then the opinion may instead be supplied by Covad Communications' or BlueStar's counsel, as the case may be.

     The parties to the merger intend that the merger qualify as a tax free reorganization pursuant to Section 368 of the Code. Therefore, you should report the transaction in your tax returns as a reorganization pursuant to Section 368 of the Code. To do so, you must include with your federal income tax return for the year of the merger the statements required by the applicable U.S. Treasury regulations.

ANTICIPATED ACCOUNTING TREATMENT

     Covad Communications intends to account for the transactions with BlueStar as the accounting acquiror in a purchase business combination for financial reporting and accounting purposes, under generally accepted accounting principles.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Some members of the BlueStar board of directors and management have interests in the merger in addition to their interests generally as stockholders of BlueStar. These include, among other things, provisions in the merger agreement relating to indemnification and the acceleration and/or payout of benefits under specified agreements and employee stock option agreements. In addition, two of BlueStar's directors have a financial interest in Covad Communications. The BlueStar board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

     EMPLOYMENT AND OTHER AGREEMENTS. Two officers of BlueStar, one of whom also is a director, have agreements with BlueStar that provide for compensation in the event of a change in control of BlueStar. Pursuant to an employment agreement with Robert E. Dupuis, BlueStar's chief executive officer and the chairman of the board of directors, 50% of Mr. Dupuis' unvested options shall automatically vest upon a change in control. In the event Mr. Dupuis involuntarily loses his job within six months following a change in control, the balance of his unvested options will vest. BlueStar also is required to pay Mr. Dupuis a sum equal to twelve months' salary in the event Mr. Dupuis is terminated without cause at any time.

     Richard L. Burtner, BlueStar's Chief Financial Officer, is a party to a stock restriction and special payment agreement. Pursuant to this agreement, Mr. Burtner was required to place 65% of his shares in escrow. Upon a change in control, Mr. Burtner is entitled to receive from escrow 50% of his escrowed shares upon a change in control. In the event Mr. Burtner is terminated without cause (as defined in the agreements), he is entitled to receive from escrow a number of shares equal to 25% of the shares remaining in escrow and is also entitled to be paid a sum equal to six months' salary. BlueStar may repurchase any shares remaining in escrow, if any, at a price of $0.049 per share.

     INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE. The merger agreement provides that Covad Communications will cause the surviving corporation to indemnify each present and former director and officer of BlueStar or any of its subsidiaries, to the fullest extent permitted under BlueStar's certificate of incorporation, bylaws or applicable law, for liabilities for acts or omissions occurring at or prior to the date of the BlueStar merger. The indemnification obligations include the payment of any costs, judgments, settlements or attorneys' fees and providing advances of expenses. The merger agreement also provides that Covad Communications shall cause the surviving corporation to maintain BlueStar's current directors' and officers' liability insurance coverage on terms no less favorable than the policy currently in effect for six years after the date of the BlueStar merger, but the surviving corporation is not obligated to pay for any annual premium more than 200% of the amount paid for premiums by BlueStar as of the date of the merger agreement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     INTERESTED DIRECTORS. Two of BlueStar's directors, Richard A. Shapero and Charles J. McMinn, have interests in Covad Communications. Mr. Shapero is a director of Covad Communications and holds options to acquire shares of Covad Communications common stock. Mr. McMinn is a founder and former chief executive officer of Covad Communications. Mr. McMinn owns a substantial number of shares of Covad Communications common stock. As a result of these relationships, Messrs. Shapero and McMinn abstained from deliberations and voting on the merger transactions at BlueStar's board of directors meetings.

     STOCK OPTION PLANS. Pursuant to the merger agreement, all outstanding stock options granted under BlueStar's 2000 Stock Incentive Plan or a predecessor plan, and each option granted under these plans, will, upon the closing of the merger, be assumed by Covad Communications, subject to the same terms and conditions immediately prior to the closing, except that the number of shares subject to the option and the exercise price will be adjusted to reflect the conversion ratio in effect at the closing.

     Upon a change of control of BlueStar, the vesting of the options of certain managerial employees is accelerated. For each of these employees, 50% of their respective unvested options held as of the date of the merger will become fully vested. Accordingly, as of July 31, 2000 the merger will result in the accelerated vesting of

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

1,860,006 options, of which 1,275,943 options are held by executive officers of BlueStar. As a condition to closing, certain BlueStar officers and employees have agreed to conditions and restrictions on the sale of shares of Covad Communications common stock issued in the merger and have agreed that, if within 12 months of the merger they depart Covad Communications voluntarily or are dismissed for cause, the portion of their options that received accelerated vesting will be forfeited. See "--Stock Restriction Agreements," below.

     Covad Communications has agreed that the employees of BlueStar who continue their employment with BlueStar after the merger will be entitled to participate in the employee benefit and equity programs maintained by BlueStar and Covad Communications after the merger on a basis, in the aggregate, no less favorable than for similarly situated employees at Covad Communications or its other subsidiaries, including for these purposes credit for length of service with BlueStar.

RESALE OF COVAD COMMUNICATIONS COMMON STOCK

     The shares of Covad Communications common stock to be issued to stockholders of BlueStar pursuant to the merger have been registered under the Securities Act, so these shares may generally be freely traded without restriction by people who will not be "affiliates" of Covad Communications after the merger and who were not "affiliates" of BlueStar on the date of the BlueStar action by written consent for purposes of Rule 145 under the Securities Act. All directors and certain officers of BlueStar may be deemed to have been "affiliates" of BlueStar within the meaning of such rule. Those people may resell the Covad Communications common stock received by them in the merger only if the shares are registered for resale under the Securities Act or an exemption from such registration under the Securities Act is available. Those people may be permitted to effect resales under the volume limitation safe harbor provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become "affiliates" of Covad Communications) or as otherwise permitted under the Securities Act. People who may be deemed to be affiliates of BlueStar or Covad Communications generally include individuals or entities that control, are controlled by, or are under common control with, BlueStar or Covad Communications, as applicable, and may include certain officers and directors of such party as well as principal stockholders of BlueStar or Covad Communications, as applicable. It is recommended that any such person obtain advice of securities counsel prior to effecting any resales.

     The merger agreement provides that prior to the closing of the merger, BlueStar will use all reasonable efforts to cause each of its affiliates to deliver a written agreement to Covad Communications prior to the closing of the merger, to the effect that such person will not offer or sell or otherwise dispose of any of the Covad Communications common stock received in the merger in violation of the Securities Act or the rules and regulations thereunder.

     This prospectus does not cover resales of Covad Communications common stock received by any person who may be deemed to be an affiliate of Covad Communications or BlueStar.

DISSENTERS' RIGHTS

     The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of the provisions and is qualified in its entirety by reference to the full text of
Section 262 of the Delaware General Corporation Law, which is included as Appendix F to this prospectus.

     Under Delaware law, BlueStar stockholders are entitled to appraisal rights. If the transaction is consummated, each holder of BlueStar stock who

       (1) files a written demand with BlueStar of an intention to exercise rights to appraisal of his, her or its shares within 20 days of the mailing of notice of the approval of the merger and the exercise of appraisal rights,

       (2) does not vote in favor of the merger or consent thereto in writing, and

       (3)  follows the procedure set forth in Section 262 of the DGCL,

will be entitled to be paid the fair value for his, her or its common or preferred stock, as the case may be. The fair value of shares of BlueStar stock will be determined without giving effect to any value arising out of the merger. The shares of BlueStar stock with respect to which holders have perfected their appraisal rights in accordance with

Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to as the "dissenting shares."

       Within 10 days after the effective date of the merger, BlueStar, as the surviving corporation in the merger, must mail a notice to all stockholders who have complied with (1) and (2) above notifying such stockholder of the effective date of the merger. Within 120 days after the effective date of the merger, holders of BlueStar stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date of the merger, the holders of dissenting shares may also, upon written request, receive from BlueStar a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.

     A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificate(s). If the shares are owned of record in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may exercise a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

     If any BlueStar stockholder who demands appraisal of his, her or its shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, his, her or its shares will be converted into a right to receive a number of shares of Covad Communications common stock in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if:

     o    the merger is abandoned,

     o the dissenting stockholder fails to make a timely written demand for appraisal,

     o the dissenting shares are voted, or a written consent given, in favor of the merger,

     o neither BlueStar nor the stockholder files a complaint or intervenes in a pending action within 120 days of the effective date of the merger, or

     o the stockholder delivers to BlueStar as the surviving corporation, within 60 days of the effective date of the merger, or thereafter with BlueStar's approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Court of Chancery may be dismissed as to any stockholder without the approval of the court.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT A BLUESTAR STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO THE HOLDER'S DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, BLUESTAR STOCKHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

PROCEDURES FOR EXCHANGING BLUESTAR STOCK CERTIFICATES

     THE EXCHANGE AGENT. Promptly after the effective time of the merger, Covad Communications is required to deposit with a bank or trust company certificates representing the shares of Covad Communications common stock to be exchanged for shares of BlueStar stock and any dividends or distributions to which holders of BlueStar stock may be entitled to receive under the merger agreement.

     PROCEDURES FOR EXCHANGING STOCK CERTIFICATES. Promptly after the effective time of the merger, Covad Communications will cause the exchange agent to mail to the holders of record of BlueStar stock certificates,

             (1)  a letter of transmittal and

             (2) instructions on how to surrender BlueStar stock certificates in exchange for certificates representing shares of common stock of Covad Communications and any dividends or other distributions that they may be entitled to receive under the merger agreement. HOLDERS OF BLUESTAR STOCK SHOULD NOT SURRENDER THEIR BLUESTAR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

             Upon surrendering their BlueStar stock certificates to the exchange agent for cancellation, together with the letter of transmittal and any other documents required by the exchange agent, the holders of BlueStar stock certificates will be entitled to receive a certificate representing that number of shares of Covad Communications common stock which that holder has the right to receive (less escrow shares) and any dividends or other distributions to which the holder is entitled. Until surrendered to the exchange agent, from and after the effective time, outstanding BlueStar stock certificates will be deemed to evidence

             (1) only the right to receive the number of full shares of Covad Communications common stock into which the shares of BlueStar stock formerly represented thereby have been converted and

             (2) the right to receive any dividends or distributions payable under the merger agreement.

     DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. Until each BlueStar stockholder surrenders his or her BlueStar stock certificate in exchange for Covad Communications common stock, that stockholder will not receive any dividends or other distributions declared or made by Covad Communications after the effective time of the merger. However, once that stockholder surrenders his or her BlueStar stock certificate to the exchange agent, he or she will receive cash, without interest, as payment for any dividends or other distributions previously made by Covad Communications after the effective time of the merger.

STOCKHOLDER AGREEMENTS

     In connection with the merger agreement, Covad Communications and certain stockholders of BlueStar entered into stockholders agreements on June 15, 2000 as a condition to the signing of the merger agreement. Under the stockholders agreements, the BlueStar stockholders have agreed to retain ownership of their BlueStar stock prior to the merger and to vote all of their shares of BlueStar stock in favor of the adoption of the merger agreement. The stockholders have also agreed to give Covad Communications an irrevocable proxy over their stock in relation to proposals relating to the approval of the merger and the merger agreement and other matters that would facilitate their approval. They have also agreed, subject to any fiduciary duties as directors and officers of BlueStar, not to initiate, solicit or negotiate other acquisition proposals prior to the expiration of the stockholder agreement.

     The stockholder agreement expires on the earlier of the date of the happening of the merger or date of the termination of the merger agreement.

     Stockholders, including Robert E. Dupuis, Chairman and CEO of BlueStar, holding a majority of the voting stock and a majority of the preferred stock, have entered into such agreements. In total, stockholders representing 18,166,844 of 22,687,646 total outstanding shares of BlueStar preferred stock (approximately 80% of such stock), and shares of 22,193,822 total outstanding shares of BlueStar stock (approximately 62% of such stock) have signed stockholder agreements and each is an affiliate of BlueStar.

STOCK RESTRICTION AGREEMENTS

     BlueStar has agreed as a condition to closing that it will obtain stock restriction agreements from 85% of a selected group of BlueStar's managers, 80% of its employees holding vested stock options, and holders of 75% of the stock held by the remaining stockholders.

     The stock restriction agreements restrict the ability of the signatories to transfer the Covad Communications stock they receive in the merger, or any interest in it, for a period of 12 months (in the case of the managers) or six months (in the case of other signatories).

     The agreements also provide that, if an option holder has received an accelerated vesting of options due to a change of control brought about by the merger, as will be the case for some managers, then the accelerated options will be subject to forfeiture if the option holder leaves the employment of BlueStar or is dismissed for cause within 12 months.

ESCROW AGREEMENT

     Before the effective time of the merger, Covad Communications, Christopher Lord, as agent for the BlueStar stockholders, and an escrow agent will enter into an escrow agreement providing for 800,000 of the shares of Covad Communications common stock to be issued upon the closing of the merger to be delivered to the escrow agent upon the closing of the merger. This fund will be used to indemnify Covad Communications in the event that BlueStar is found to have breached the merger agreement. Covad Communications will be entitled to make claims against the escrow fund in the event of certain breaches or other circumstances. In most cases of breach by BlueStar, the escrow fund will be Covad Communications' exclusive source of indemnification. The escrow agreement is an integral part of the merger agreement.

     You will be asked to approve the appointment of Christopher Lord as the stockholders' agent by executing a written consent.

     After the escrow period expires 12 months after the merger becomes effective, shares in escrow that are not required to meet pending claims will be released to the BlueStar stockholders.

     If there are still claims pending against the escrow fund when the earn-out shares are calculated, and there are inadequate shares remaining in escrow to cover these claims, then sufficient earn-out shares to cover the pending claims will be deposited in escrow, to a maximum of 10% of the earn-out shares.

STOCKHOLDERS' AGENT

     Christopher Lord has been recommended by the BlueStar board of directors to serve as the stockholders' agent under the escrow agreement and the merger agreement.

     As stockholders' agent, Mr. Lord would act on behalf of the BlueStar stockholders on matters under the merger agreement and the escrow agreement. These matters include the power to:

       o   settle and/or arbitrate all claims against the escrow fund;

       o   waive any conditions of the escrow agreement;

       o   accept negotiate or arbitrate the earn-out share calculations;

       o   receive notices or other communications;

       o   delivery any notices, certificates or other documents required; and

       o retain professional advisors in connection with the performance of his duties.

     The stockholder representative will not have the power to vote on behalf of the BlueStar stockholders on matters that require a vote of the stockholders of Covad Communications, and the stockholder agents' powers will be limited to those necessary for the purposes of administering the escrow agreement.

     Covad Communications and the escrow agent will have the right to rely upon the acts taken or omitted to be taken by the stockholders' agent on behalf of the BlueStar stockholders. By voting in favor of the merger agreement, the merger and the appointment of Mr. Lord as stockholders' agent, each of the stockholders of BlueStar is agreeing that any act or omission by the stockholders' agent will be deemed an act or omission by such stockholders, and final, conclusive and binding on such stockholders.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                       OF COVAD COMMUNICATIONS GROUP, INC.

     THE FOLLOWING SELECTED HISTORICAL CONSOLIDATED BALANCE SHEET DATA AS OF DECEMBER 31, 1997 WAS DERIVED FROM COVAD COMMUNICATIONS' AUDITED CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE NOT INCLUDED IN THIS PROSPECTUS AND ARE QUALIFIED BY REFERENCE TO THOSE FINANCIAL STATEMENTS AND THE RELATED NOTES. THE FOLLOWING SELECTED HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS AND BALANCE SHEET DATA AS OF DECEMBER 31, 1998 AND 1999 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999 HAVE BEEN DERIVED FROM COVAD COMMUNICATIONS' AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, WHICH ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING SELECTED HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS AND BALANCE SHEET DATA AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000 HAVE BEEN DERIVED FROM COVAD COMMUNICATIONS' UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, WHICH ARE ALSO INCLUDED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA TOGETHER WITH "COVAD COMMUNICATIONS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

     IN MARCH 2000, COVAD COMMUNICATIONS ACQUIRED LASER LINK.NET, INC. IN A TRANSACTION ACCOUNTED FOR AS A PURCHASE. ACCORDINGLY, THE SELECTED HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS DATA FOR THE SIX MONTHS ENDED JUNE 30, 2000 INCLUDE THE RESULTS OF OPERATIONS OF LASER LINK FROM THE DATE OF ACQUISITION THROUGH JUNE 30, 2000 AND THE SELECTED HISTORICAL CONSOLIDATED BALANCE SHEET DATA AS OF JUNE 30, 2000 INCLUDE LASER LINK'S FINANCIAL POSITION AS OF THAT DATE. THE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR THE SIX MONTHS ENDED JUNE 30, 2000 ARE NOT NECESSARILY INDICATIVE OF THE RESULTS THAT MAY BE EXPECTED FOR THE ENTIRE FISCAL YEAR OR FUTURE PERIODS.



                                                     YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------------  ---------------------------
                                                1997         1998          1999           1999           2000
                                             ----------  -----------   -------------  -----------   -------------
                                                     (DOLLARS IN THOUSANDS)                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..................................   $       26  $     5,326   $      66,488  $    16,429   $      99,967
Operating expenses:
   Network and product costs..............           54        4,562          55,347       15,525          74,963
   Sales, marketing, general and
     administrative.......................        2,374       31,043         140,372       43,089         187,907
   Depreciation and
     amortization.........................           70        3,406          37,602       13,318          41,717
   Amortization of goodwill
     and other intangible assets..........           --           --              --           --          23,453
   Amortization of deferred
     compensation.........................          295        3,997           4,768        2,887           1,911
   Write-off of in-process technology.....           --           --              --           --           3,726
                                             ----------  -----------   -------------  -----------   -------------
     Total operating expenses.............        2,793       43,008         238,089       74,819         333,677
                                             ----------  -----------   -------------  -----------   -------------
Loss from operations......................       (2,767)     (37,682)       (171,601)     (58,390)       (233,710)
   Net interest expense...................          155      (10,439)        (23,796)     (12,366)        (19,780)
   Other income...........................           --           --              --           --          14,787
                                             ----------  -----------   -------------  -----------   -------------
Net loss..................................       (2,612)     (48,121)       (195,397)     (70,756)       (238,703)
Preferred dividends.......................           --           --          (1,146)      (1,146)             --
                                             ----------  -----------   -------------  -----------   -------------
Net loss attributable to common
   stockholders...........................   $   (2,612) $   (48,121)  $    (196,543) $   (71,902)  $    (238,703)
                                             ==========  ===========   =============  ===========   =============
Net loss per share--basic and diluted.....   $    (0.35) $     (3.75)  $       (1.83) $     (0.79)  $       (1.59)
                                             ==========  ===========   =============  ===========   =============
   Weighted average shares used in
     computing net loss per share--basic
     and diluted..........................    7,360,978   12,844,203     107,647,812   91,396,284     150,060,418
                                             ==========  ===========   =============  ===========   =============

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


                                                     YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------------- ----------------------------
                                                1997        1998           1999          1999           2000
                                             ----------- ------------  -------------- ------------  --------------
                                                     (DOLLARS IN THOUSANDS)                   (UNAUDITED)
OTHER FINANCIAL DATA:
EBITDA(1).................................   $ (2,402)   $ (30,154)    $ (129,486)    $ (42,185)    $ (162,903)
Capital expenditures......................      2,253       59,503        208,186        93,748        262,914
Net cash provided by (used in) operating
   activities.............................     (1,895)      (9,054)      (102,767)      (27,721)      (105,643)
Net cash provided by (used in) investing
   activities.............................     (2,494)     (61,252)      (736,096)     (194,446)      (115,205)
Net cash provided by (used in) financing
   activities.............................      8,767      130,378        990,451       415,188        427,630


                                                                  AS OF DECEMBER 31,
                                                        ---------------------------------------    AS OF JUNE 30,
                                                          1997         1998          1999             2000
                                                        ----------  -----------  --------------  ----------------
                                                                                                    (UNAUDITED)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments..  $ 4,378     $ 64,450     $   767,357     $   763,154
Net property and equipment............................    3,014       59,145         237,542         466,137
Total assets..........................................    8,074      139,419       1,147,606       1,783,880
Long-term obligations, including current portion......      783      142,879         375,049         828,910
Total stockholders' equity (net capital deficiency)...    6,498      (24,706)        690,291         794,319


                                                                  AS OF DECEMBER 31,
                                                        ---------------------------------------   AS OF JUNE 30,
                                                          1997         1998          1999             2000
                                                        ----------  -----------  --------------  ----------------
OTHER OPERATING DATA:
Homes and businesses passed...........................   278,000     6,023,217     29,000,000        42,000,000
Lines installed.......................................        26         3,922         57,000           138,000

--------------
  (1) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock-based compensation expense and other non-operating income or expenses. Covad Communications has provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of its operating results. EBITDA should not be construed as either:

       o an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of Covad Communications' operating performance, or

       o an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

       EBITDA as calculated by Covad Communications may be calculated differently than EBITDA for other companies. See the consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

          COVAD COMMUNICATIONS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       THE FOLLOWING DISCUSSION OF COVAD COMMUNICATIONS' FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THE ACCURACY OF WHICH INVOLVES RISKS AND UNCERTAINTIES. COVAD COMMUNICATIONS' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS FOR MANY REASONS INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. COVAD COMMUNICATIONS DISCLAIMS ANY OBLIGATION TO UPDATE INFORMATION CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

       Covad Communications is a leading provider of broadband communications services to Internet service provider, enterprise and telecommunications carrier, and other customers. Since March 1998, Covad Communications has raised $1,537.2 million of gross proceeds from debt and equity financings to fund the deployment and expansion of its network. By June 30, 2000, Covad Communications had deployed its services in 81 metropolitan statistical areas. Covad Communications plans to build its network and offer its services in a total of 165 metropolitan statistical areas nationwide. As of June 30, 2000, its network passed 42 million homes and businesses, and Covad Communications had installed 138,000 end-user lines.

       In connection with its expansion within existing metropolitan statistical areas and into new metropolitan statistical areas, Covad Communications expects to significantly increase its capital expenditures, as well as its sales and marketing expenditures, to deploy its network and support additional end-users in those regions. Accordingly, Covad Communications expects to incur substantial and increasing net losses for at least the next several years.

       Covad Communications derives revenue from:

       o monthly recurring service charges for connections from the end-user to its facilities and for backhaul services from its facilities to the Internet service provider or enterprise customer;

       o   service order set-up and other non-recurring charges; and

       o the sale of customer premise equipment that Covad Communications provides to its customers due to the general unavailability of customer premise equipment through retail channels.

       Covad Communications expects prices for the major components of both recurring and non-recurring revenues to decrease each year in part due to the effects of competitive pricing and future volume discounts. Covad Communications believes its revenues from the sale of customer premise equipment will decline over time, as customer premise equipment becomes more generally available. Covad Communications expects that the prices Covad Communications charges to customers for customer premise equipment will decrease each year.

       The following costs comprise its network and service costs:

       o MONTHLY NON-RECURRING AND RECURRING CIRCUIT FEES. Covad Communications pays traditional telephone companies and other competitive telecommunications companies non-recurring and recurring fees for services including installation, activation, monthly line costs, maintenance and repair circuits between and among its digital subscriber line access multiplexers and its regional data centers, customer backhaul, and end-user lines. As its end-user base grows, Covad Communications expects that the largest element of network and product cost will be the traditional telephone companies' charges for its leased telephone wires.

       o OTHER COSTS. Other costs that Covad Communications incurs include those for materials in installation and the servicing of customers and end-users, and the cost of customer premise equipment.

       The development and expansion of Covad Communications' business will require significant expenditures. The principal capital expenditures incurred during the buildup phase of any metropolitan statistical area involve the procurement, design and construction of its central office cages, end-user DSL line cards, and expenditures for other elements of its network design. Currently, the average capital cost to deploy its facilities in a central office, excluding end-user line cards, is approximately $85,000 per central office facility. This cost may vary in the future due to the quantity and type of equipment Covad Communications initially deploys in a central office facility as well as regulatory limitations imposed on the traditional phone companies relative to pricing of central office space, including cageless physical collocation. Following the build-out of its central office space, the major portion of its capital expenditures is the purchase of DSL line cards to support incremental end-users. Covad Communications expects that the average cost of such line cards will decline over the next several years. Network expenditures will continue to increase with the number of end-users. However, once an operating region is fully built out, a substantial majority of the regional capital expenditures will be tied to incremental customer and end-user growth. In addition to developing its network, Covad Communications will use its capital for marketing its services, acquiring Internet service provider, enterprise and telecommunication carrier customers, and funding its customer care and field service operations.

       In connection with rolling out service on a national basis, Covad Communications has commenced a branding campaign to differentiate its service offerings in the marketplace. As a result, Covad Communications expects its selling, general and administrative expenses to increase significantly in future periods as Covad Communications implements increased marketing efforts as part of the campaign.

RECENT DEVELOPMENTS

       On May 16, 2000, Covad Communications announced that the American Arbitration Association issued its Intended Award of Damages to it in its arbitration hearings against Pacific Bell for violations of the Telecommunications Act of 1996. The arbitrators awarded Covad Communications $27.2 million plus attorneys' fees and costs which is in addition to the panel's January 1999 interim decision to award Covad Communications $257,166 in damages and $474,995 in attorneys' fees and costs. In November 1998, the arbitrators determined that Pacific Bell had violated the 1996 Telecommunications Act as well as its contract with Covad Communications by failing to timely deliver collocation space and operable loops.

       On June 16, 2000, Covad Communications announced the signing of an agreement to acquire BlueStar, a provider of broadband and Internet services for small- and medium-sized businesses throughout the Southeastern United States. Under the acquisition agreement, Covad Communications will issue up to eight million shares of its common stock for all of BlueStar's outstanding common and preferred shares, stock options and warrants, plus assumption of all outstanding BlueStar debt. Up to five million additional shares of Covad Communications common stock may be issued to the BlueStar stockholders if certain performance targets are met by BlueStar over the 2001 fiscal year. Covad Communications anticipates that this acquisition will accelerate the national expansion of its network. Covad Communications anticipates the acquisition of BlueStar will provide the following benefits:

       o Speed to market in implementing its direct sales strategy in Tier 3 markets;

       o   A large, experienced direct sales force;

       o   BlueStar's customer base; and

       o Increased ability to provide enhanced broadband solutions to small businesses.

       In connection with the merger, Bear Stearns Corporate Lending, Inc. provided BlueStar with a $40 million financing commitment to fund BlueStar's continuing operations until the effective time of the merger. If the merger is not completed, Covad Communications has agreed to purchase the loans made pursuant to this financing commitment from Bear Stearns in exchange for shares of Covad Communications common stock. Bear Stearns also has the right to put the loan to Covad Communications in exchange for Covad Communications common stock in certain other circumstances.

       In addition, Covad Communications' acquisition of BlueStar will provide it with 135 new central offices that were built out by BlueStar and had not been built out by Covad Communications. Covad Communications believes that it acquired these new central offices at a cost savings in comparison with what it would have cost Covad Communications to build, operate and support those central offices and the underlying businesses associated with the markets they serve.

       In connection with its announcement of the BlueStar acquisition, Covad Communications reduced the number of end-user lines that it expected to be in service on June 30, 2000. At the same time, Covad Communications reduced expectations for 2000, primarily because of the channel conflict with its customers that may result from its acquisition of BlueStar, which sells directly to end-users.

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


       On July 18, 2000, the United States Court of Appeals for the Eighth Circuit struck down the FCC's total element long run incremental cost methodology, which the FCC previously required state commissions to use in setting the prices for collocation and for unbundled network elements we purchase from the traditional telephone companies. The court also rejected an alternative cost methodology based on "historical costs," which was advocated by the traditional telephone companies. In rejecting the FCC's cost methodology, the court held that it is permissible for the FCC to prescribe a forward-looking incremental cost methodology that is based on actual incremental costs under the 1996 Telecommunications Act. The Eight Circuit's decision creates some additional uncertainty concerning the prices that Covad Communications is obligated to pay the traditional telephone companies for collocation and unbundled network elements. While the FCC may appeal the Eighth Circuit's decision, it may also adopt new rules to reflect the cost methodology that was approved by the Eighth Circuit. If the decision is appealed, it is uncertain whether the Eighth Circuit's decision will be affirmed by the United States Supreme Court. It is also uncertain whether the FCC and the state commissions will implement a new cost methodology as a result of this decision.

       On August 2, 2000, Covad Communications announced the appointment of Mark
H. Perry as executive vice president and chief financial officer. Mr. Perry succeeds the current executive vice president and chief financial officer, Timothy Laehy, who is retiring.

       On August 10, 2000, Covad Communications signed an agreement with NTT Communications Corp., ACCA Networks and a Japan-based venture capital firm to provide local broadband network services using digital subscriber lines to major metropolitan areas in Japan. Covad Communications will invest approximately $11.5 million in ACCA in exchange for a 41.8 percent interest in ACCA, which will be accounted for as an equity investment on their balance sheet. The agreement requires no additional financial commitments, and no additional expenses to be incurred. Covad Communications will also hold two seats on ACCA's board of directors.

       Covad Communications is currently aware of a Staff Accounting Bulletin entitled SAB 101 "Revenue Recognition in Financial Statements," which was issued in December 1999 by the SEC. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to the complex nature of the widespread implementation of SAB 101, the SEC has deferred the implementation date of SAB 101 until the quarter ended December 31, 2000, with retroactive application to the beginning of Covad Communications' fiscal year. The SEC intends to issue further definitive guidance on the implementation of SAB 101. When and if that guidance is received, Covad Communications will fully evaluate this guidance and respond and reply accordingly. If SAB 101 were implemented and its implementation is contrary to Covad Communications' current practices, it may have an adverse effect on financial statements.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1999 AND 2000

       REVENUES

       Covad Communications recorded revenues of $100.0 million for the six months ended June 30, 2000 compared to $16.4 million for the six months ended June 30, 1999. This increase is attributable to growth in the number of customers and end-users resulting from Covad Communications' increased sales and marketing efforts and the expansion of its national network. Covad Communications expects revenues to increase in future periods as it expands its network within its existing regions, deploy networks in new regions and increase its sales and marketing efforts in all of its regions.

       NETWORK AND PRODUCT COSTS

       Covad Communications recorded network and product costs of $75.0 million for the six months ended June 30, 2000 and $15.5 million for the six months ended June 30, 1999. This increase is attributable to the expansion of its networks and increased orders resulting from its sales and marketing efforts. Covad Communications expects network and product costs to increase significantly in future periods due to increased sales activity and expected revenue growth.

       SALES MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

       Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of business, the development of corporate identification, promotional and advertising materials, expenses for the establishment of its management team and sales commissions. Sales, marketing, general and administrative expenses were $187.9 million for the six months ended June 30, 2000, and $43.1 million for the six months ended June 30, 1999. This increase is attributable to growth in headcount in all areas of Covad Communications' continued expansion of its sales and marketing efforts, deployment of its networks and building of its operating infrastructure. Sales, marketing, general and administrative expenses are expected to increase significantly as Covad Communications continues to expand its business.

       DEFERRED COMPENSATION

       Through June 30, 2000, Covad Communications recorded a total of approximately $19.3 million of deferred compensation, with an unamortized balance of approximately $8.4 million on its June 30, 2000 consolidated balance sheet. Deferred compensation is a result of Covad Communications granting stock options to its employees, certain of its directors and certain contractors with exercise prices per share below the fair values per share for accounting purposes of its common stock at the dates of grant. Covad Communications is amortizing the deferred compensation over the vesting period of the applicable option using a graded vesting method. Amortization of deferred compensation was $1.9 million for the six months ended June 30, 2000 and $2.9 million for the six months ended June 30, 1999.

       DEPRECIATION AND AMORTIZATION

       In January 1999, Covad Communications recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization of these assets was $4.2 and $4.0 million during the six months ended June 30, 2000 and 1999, respectively, and is included in depreciation and amortization on the accompanying consolidated statement of operations. Annual amortization of these assets will be approximately $8.4 million in each of the years in the three-year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004.

       Depreciation and amortization was approximately $41.7 million for the six months ended June 30, 2000, and $13.3 million for the six months ended June 30, 1999. This increase was due to the increase in equipment and facilities placed in service throughout the period as well as amortization of intangible assets. Covad Communications expects depreciation and amortization to increase significantly as Covad Communications increases its capital expenditures to expand its networks.

       GOODWILL AND OTHER INTANGIBLE ASSETS

       In connection with the Laser Link acquisition completed in the first quarter of 2000 (as discussed in Note 4 to Covad Communications' Unaudited Condensed Consolidated Financial Statements), Covad Communications recorded on its balance sheet a total of approximately $402 million of goodwill and other intangible assets in March 2000. Goodwill was determined based on the residual difference between the amount paid for Laser Link and the values assigned to identified tangible and intangible assets. Covad Communications is amortizing goodwill and other intangible assets on a straight line basis over its estimated useful life of five years. For the six months ended June 30, 2000, amortization of goodwill and other intangible assets was $23.5 million.

       NET INTEREST INCOME AND EXPENSE

       Net interest income and expense consists primarily of interest income on Covad Communications' cash balance and interest expense associated with Covad Communications' debt. Net interest expense for the six months ended June 30, 2000 was $19.8 million. Net interest expense during this period consisted primarily of interest expense on the 1998 notes, the 1999 notes, and the 2000 notes and capital lease obligations partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes, the 1999 notes, and the 2000 notes as well as the initial public offering and Covad Communications' issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Net interest expense for the six months ended June 30, 1999 was $12.4 million. Net interest expense during this period consisted primarily of interest expense on the 1998 notes and capital lease obligations, partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes. Covad Communications expects interest expense to increase significantly over time.

       INCOME TAXES

       Covad Communications made no provision for taxes because it operated at a loss for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000.

    THREE YEARS ENDED DECEMBER 31, 1999

       REVENUES

       Covad Communications recorded revenues of $66.5 million for the year ended December 31, 1999, $5.3 million for the year ended December 31, 1998, and $26,000 for the year ended December 31, 1997. The increase in revenues in all periods is attributable to growth in the number of customers and end-users resulting from its increased sales and marketing efforts and the expansion of its national network. Covad Communications expects revenues to increase in future periods as it expands its network within its existing regions, deploys networks in new regions and increases its sales and marketing efforts in all of its regions.

       NETWORK AND PRODUCT COSTS

       Covad Communications recorded network and product costs of $55.3 million for the year ended December 31, 1999, $4.6 million for the year ended December 31, 1998, and $54,000 for the year ended December 31, 1997. The increase in network costs in all periods is attributable to the expansion of its network and increased orders resulting from sales and marketing efforts. Covad Communications expects network and product costs to increase significantly in future periods due to increased sales activity and expected revenue growth.

       SALES, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

       Sales, marketing, general and administrative expenses were $140.4 million for the year ended December 31, 1999, $31.0 million for the year ended December 31, 1998, and $2.4 million for the year ended December 31, 1997. The increase in sales, marketing, general and administrative expense for all years is attributable to growth in headcount in all areas of Covad Communications' continued expansion of its sales and marketing efforts, deployment of its network, expansion of its facilities and building of its operating infrastructure. In addition, in 1999, sales, marketing, general and administrative increased over 1998 due to its advertising campaign initiated in 1999. Sales, marketing, general and administrative expenses are expected to increase significantly as Covad Communications continues to expand its business.

       DEFERRED COMPENSATION

       Through December 31, 1999, Covad Communications recorded a total of approximately $15.6 million of deferred compensation, with an unamortized balance of approximately $6.5 million remaining on its December 31, 1999 consolidated balance sheet. Deferred compensation is a result of Covad Communications' granting stock options to its employees, certain of its directors, and certain contractors with exercise prices per share below the fair values per share for accounting purposes of its common stock at the dates of grant. Covad Communications is amortizing the deferred compensation over the vesting period of the applicable option using a graded vesting method. Amortization of deferred compensation was $4.8 million for the year ended December 31, 1999, $4.0 million for the year ended December 31, 1998, and $295,000 for the year ended December 31, 1997.

       DEPRECIATION AND AMORTIZATION

       In January 1999, Covad Communications recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization of these assets was $8.2 million during the year ended December 31, 1999, and is included in depreciation and amortization on the accompanying consolidated statement of operations. Annual amortization of these assets will be approximately $8.4 million in each of the years in the two-year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004.

       Depreciation and amortization was approximately $37.6 million for the year ended December 31, 1999, $3.4 million for the year ended December 31, 1998, and $70,000 for the year ended December 31, 1997. The increase for both years was due to the addition of equipment and facilities placed in service throughout the year as well as amortization of intangible assets recorded in 1999. Covad Communications expects depreciation and amortization to increase significantly as it increases its capital expenditures to expand its network.

       NET INTEREST INCOME AND EXPENSE

       Net interest expense for the years ended December 31, 1999, 1998 and 1997 was $23.8 million, $10.4 million and ($155,000), respectively. Net interest expense during these periods consisted primarily of interest expense on its 13 1/2% senior discount notes due 2008 issued in March 1998 and its 12 1/2% senior notes due 2009 issued in February 1999 and capital lease obligations. Net interest expense was partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes and the 1999 notes as well as its initial public offering and its issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Covad Communications expects interest expense to increase significantly over time, primarily because the 1998 notes and 1999 notes mature in 2008 and 2009, respectively, and because Covad Communications issued $425.0 million of new long-term debt in January 2000.

       INCOME TAXES

       Covad Communications made no provision for taxes because it operated at a loss for the years ended December 31, 1999, 1998 and 1997.

QUARTERLY FINANCIAL INFORMATION

       The following table presents certain unaudited consolidated statements of operations data for Covad Communications' most recent eight quarters. This information has been derived from its unaudited consolidated financial statements. In its opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                SEPT 30,   DEC 31,   MAR 31,   JUNE 30,    SEPT 30,   DEC 31,   MAR 31,    JUNE 30,
                                 1998       1998      1999      1999        1999       1999      2000       2000
                                --------  --------  --------  ---------   ---------  --------- --------   ---------
                                                         (DOLLARS IN THOUSANDS)
Revenues......................   $ 1,565   $ 2,766   $ 5,596    $10,833   $  19,141  $ 30,918  $  41,807  $   58,160
Operating expenses:
Network and product costs.....     1,355     2,246     4,960     10,565      16,694    23,128     31,349      43,614
Sales, marketing, general and
   administrative.............    10,681    13,812    18,113     24,976      37,697    59,586     85,445     102,462
Depreciation and amortization.       738     2,058     4,647      8,671      10,593    13,691     17,432      24,285
Amortization of goodwill and
   other intangible assets....        --        --        --         --          --        --      3,350      20,103
Amortization of deferred
   compensation...............     1,837     1,302     1,653      1,234       1,008       873      1,186         725
Write-off of in-process
   technology.................        --        --        --         --          --        --      3,726          --
                                 --------  --------  --------  --------- ----------  --------  ---------  ----------
Total operating expenses .....    14,611    19,418    29,373     45,446      65,992    97,278    142,488     191,189
                                 --------  --------  --------  --------- ----------  --------  ---------  ----------
Loss from operations..........   (13,046)  (16,652)  (23,777)   (34,613)    (46,851)  (66,360)  (100,681)   (133,029)
Net interest income (expense).    (3,511)   (3,208)   (5,127)    (7,239)     (7,254)   (4,176)    (7,543)    (12,237)
Other income .................        --        --        --         --          --        --        999      13,788
                                --------  --------  --------  ---------  ----------  --------  ---------  ----------
Net loss......................   (16,557)  (19,860)  (28,904)   (41,852)    (54,105)  (70,536)  (107,225)   (131,478)
Preferred dividends...........        --        --    (1,146)        --          --        --         --          --
                                --------  --------  --------  ---------  ----------  --------  ---------  ----------
Net loss attributable to
   common stockholders........  $(16,557) $(19,860) $(30,050)  $(41,852) $  (54,105) $(70,536) $(107,225) $ (131,478)
                                ========  ========  ========  =========  ==========  ========  =========  ==========
Net loss per share............  $  (1.23) $  (1.22) $  (0.37)  $  (0.41) $    (0.47) $  (0.53) $   (0.73) $    (0.86)
                                ========  ========  ========  =========  ==========  ========  =========  ==========

       Covad Communications has generated increasing revenues in each of the last eight quarters, reflecting increases in the number of customers and end-users. Its network and product costs have increased in every quarter, reflecting costs associated with customer and end-user growth and the deployment of its network in existing and new regions. Its selling, marketing, general and administrative expenses have increased in every quarter and reflect sales and marketing costs associated with the acquisition of customers and end-users, including sales commissions, and the development of regional and corporate infrastructure. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of its networks. Covad Communications has experienced increasing net losses on a quarterly basis as it increased operating expenses and increased depreciation as a result of increased capital expenditures, and it expects to sustain increasing quarterly losses for at least the next several years. See "Risk Factors--Risks Related to Covad Communications." Its annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors. Factors that may affect its operating results include:

       o the willingness, timing and ability of traditional telephone companies to provide Covad Communications with central office space;

       o the rate at which traditional telephone companies can provide Covad Communications telephone wires over which it sells its service;

       o   the rate at which customers subscribe to its services;

       o decreases in the prices for its services due to competition, volume-based pricing and other factors;

       o its ability to retain Internet service provider, enterprise and telecommunications carrier customers and limit end-user churn rates;

       o the success of its relationships with strategic partners and other potential third parties in generating significant subscriber demand;

       o the ability to order or deploy its services on a timely basis to adequately satisfy end-user demand;

       o delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

       o the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

       o the amount and timing of capital expenditures and other costs relating to the expansion of its network;

       o the ability to develop and commercialize new services by it or its competitors;

       o the impact of regulatory developments, including interpretations of the 1996 Telecommunications Act; and

       o   its ability to successfully operate its network.

       Many of these factors are outside of its control. In addition, Covad Communications plans to increase operating expenses to fund operations, sales, marketing, general and administrative activities and infrastructure, including increased expenses associated with its relationships with strategic partners. If these expenses are not accompanied by an increase in revenues, Covad Communications could experience a material adverse effect on its business, prospects, operating results and financial condition and its ability to service and repay its indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

       Covad Communications' operations have required substantial capital investment for the procurement, design and construction of its central office cages, the purchase of telecommunications equipment and the design and development of its networks. Capital expenditures were approximately $262.9 million for the six months ended June 30, 2000. Covad Communications expects that its capital expenditures will be higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of its networks and the development of new regions.

       From its inception through June 30, 2000, Covad Communications financed its operations primarily through private placements of $10.6 million of equity securities, $129.3 million in net proceeds raised from the issuance of the 1998 notes, $150.2 million in net proceeds raised from its initial public offering, $60.0 million in net proceeds raised from strategic investors, $205.0 million in net proceeds raised from the issuance of the 1999 notes, $568.8 million in net proceeds raised from its public offering on November 3, 1999, and $413.3 million in net proceeds from the issuance of the 2000 notes. As of June 30, 2000, Covad Communications had an accumulated deficit of $484.8 million, and cash, cash equivalents and short-term investments of $763.2 million.

       Net cash used in its operating activities was $105.6 million for the six months ended June 30, 2000. The net cash used for operating activities during this period was primarily due to net losses and increases in current assets, offset by non-cash expenses and increases in accounts payable and accrued liabilities. Net cash used in its investing activities was $115.2 million for the six months ended June 30, 2000. The net cash used for investing activities during this period was primarily due to purchases of property and equipment, the acquisition of Laser Link.net, and the proceeds received from the sale of investments.

       Net cash provided by financing activities for the six months ended June 30, 2000 was $427.6 million, which primarily related to the net proceeds of $413.3 million from the issuance of the 2000 notes with an aggregate principal amount of $425.0 million.

       Covad Communications believes that its current cash, cash equivalents and short-term investments, including the proceeds received from its recently completed issuance of the 2000 senior notes, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures into the second quarter of 2001.

       Covad Communications expects to experience substantial negative cash flow from operating activities and negative cash flow from financing activities for at least the next several years due to continued development, commercial deployment and expansion of its networks. Covad Communications may also make investments in and acquisitions of businesses that are complementary to or support the growth of its business. Its future cash requirements for developing, deploying and enhancing its networks and operating its business, as well as its revenues, will depend on a number of factors including:

       o the number of regions entered, the timing of entry and services offered;

       o   network development schedules and associated costs;

       o the rate at which customers and end-users purchase its services and the pricing of such services;

       o the level of marketing required to acquire and retain customers and to attain a competitive position in the marketplace;

       o the rate at which Covad Communications invests in engineering and development and intellectual property with respect to existing and future technology;

       o   existing and future technology; and

       o   unanticipated opportunities.

       Covad Communications will be required to raise additional capital, the timing and amount of which it cannot predict. Covad Communications expects to raise additional capital through debt or equity financings, depending on market conditions, to finance the continued development, commercial deployment and expansion of its networks and for funding operating losses or to take advantage of unanticipated opportunities. If Covad Communications is unable to obtain required additional capital or is required to obtain it on terms less satisfactory than it desires, Covad Communications may be required to delay the expansion of its business or take or forego actions, any or all of which could harm its business.

       In addition, Covad Communications may wish to selectively pursue possible acquisitions of or investments in businesses, technologies or products complementary to it in the future in order to expand its geographic presence and achieve operating efficiencies. Covad Communications may not have sufficient liquidity, or it may be unable to obtain additional debt or equity financing on favorable terms or at all, in order to finance such an acquisition or investment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       Covad Communications' exposure to financial market risk, including changes in interest rates and marketable equity security prices, relates primarily to its investment portfolio and outstanding debt obligations. Covad Communications typically does not attempt to reduce or eliminate its market exposure on its investment securities because a substantial majority of its investments are in fixed-rate, short-term securities. Covad Communications does not have any derivative instruments. The fair value of its investments portfolio or related income would not be significantly affected by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of its investment portfolio. In addition, substantially all of its outstanding indebtedness at June 30, 2000, including its 1998 notes, its 1999 notes and its 2000 notes, is fixed-rate debt.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                     OF BLUESTAR COMMUNICATIONS GROUP, INC.

          THE SELECTED FINANCIAL DATA SHOULD BE READ IN CONJUNCTION WITH "BLUESTAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND BLUESTAR'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED IN THIS PROSPECTUS. THE CONSOLIDATED BALANCE SHEET DATA AT DECEMBER 31, 1998 AND 1999 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS DATA FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 HAVE BEEN DERIVED FROM AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS. THE CONSOLIDATED BALANCE SHEET DATA AT JUNE 30, 2000 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS DATA FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000 HAVE BEEN DERIVED FROM BLUESTAR'S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS THAT ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS INCLUDE, IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS, CONSISTING OF NORMAL RECURRING ADJUSTMENTS, NECESSARY FOR A FAIR PRESENTATION OF THE INFORMATION SET FORTH. BLUESTAR HAS NOT PRESENTED ANY FINANCIAL INFORMATION PRIOR TO JANUARY 1, 1998, DUE TO ITS LIMITED REVENUES, EXPENSES AND CASH FLOW FOR THE PERIOD FROM INCEPTION (MARCH 7, 1997) TO DECEMBER 31, 1997. SEE NOTES TO THE AUDITED AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR ADDITIONAL INFORMATION.

          EBITDA CONSISTS OF NET LOSS EXCLUDING NET INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, INCLUDING AMORTIZATION OF DEFERRED COMPENSATION. BLUESTAR HAS PRESENTED DATA RELATED TO EBITDA BECAUSE IT IS A MEASURE OF PERFORMANCE COMMONLY USED IN THE TELECOMMUNICATIONS INDUSTRY TO ENHANCE AN UNDERSTANDING OF OPERATING RESULTS. BLUESTAR BELIEVES THAT EBITDA MAY BE USED BY INVESTORS AS SUPPLEMENTAL INFORMATION TO EVALUATE A COMPANY'S FINANCIAL PERFORMANCE, INCLUDING ITS ABILITY TO INCUR AND/OR SERVICE DEBT. HOWEVER, EBITDA MAY BE NEEDED TO MAKE OTHER PAYMENTS PRIOR TO SERVICING DEBT. NEGATIVE EBITDA IMPLIES THAT A COMPANY IS NOT CURRENTLY GENERATING SUFFICIENT INCOME TO FUND ITS OPERATIONS OR SERVICE ITS DEBT. BLUESTAR'S CALCULATION OF EBITDA MAY NOT BE COMPARABLE TO THAT OF OTHER COMPANIES.

          EBITDA IS NOT A MEASURE OF PERFORMANCE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND SHOULD NOT BE USED AS A SUBSTITUTE FOR NET INCOME, NET CASH PROVIDED BY OPERATING ACTIVITIES OR OTHER OPERATING OR CASH FLOW STATEMENT DATA PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

          EBITDA AND CASH FLOWS FROM OPERATING ACTIVITIES REFLECTED IN THE STATEMENT OF CASH FLOWS DIFFER SIGNIFICANTLY. CASH FROM OPERATING ACTIVITIES IS NET OF INTEREST AND TAXES PAID AND IS A MORE COMPREHENSIVE DETERMINATION OF PERIODIC INCOME ON A CASH (RATHER THAN ACCRUAL) BASIS, EXCLUSIVE OF NON-CASH ITEMS OF INCOME AND EXPENSES SUCH AS DEPRECIATION AND AMORTIZATION. IN CONTRAST, EBITDA IS DERIVED FROM ACCRUAL BASIS INCOME AND IS NOT REDUCED BY CASH INVESTED IN WORKING CAPITAL. CONSEQUENTLY, EBITDA IS NOT AFFECTED BY THE TIMING OF RECEIVABLE COLLECTIONS OR WHEN ACCRUED EXPENSES ARE PAID.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
               OF BLUESTAR COMMUNICATIONS GROUP, INC.--(CONTINUED)


                                                               YEAR ENDED                  SIX MONTHS ENDED
                                                              DECEMBER 31,                     JUNE 30,
                                                      ------------------------------ -----------------------------
                                                          1998           1999            1999           2000
                                                      ------------- ---------------- ------------- ---------------
                                                                                             (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.............................................  $     12,101  $       771,108  $    136,211  $    3,625,031

Operating Expenses:
   Network and product costs........................       199,973        8,082,759       950,659      20,612,551
   Selling and marketing ...........................        76,572        4,809,590       323,581      17,349,024
   General and administrative ......................       426,250        6,949,442       863,145      12,235,957
   Amortization of deferred compensation............            --          425,840         3,976       1,095,963
   Depreciation & amortization .....................        28,402          263,972        24,493       1,934,852
                                                      ------------- ---------------- ------------- ---------------
     Total Operating Expenses ......................       730,197       20,531,603     2,165,854      53,228,347
                                                      ------------- ---------------- ------------- ---------------
Loss from Operations................................      (718,096)     (19,760,494)   (2,029,643)    (49,603,316)

Net Interest Income (expense) ......................           467          541,714        40,010         403,319
One time changes & debt fees........................            --               --            --      (1,454,244)
                                                      ------------- ---------------- ------------- ---------------
Net Loss............................................  $   (717,629) $   (19,218,780) $ (1,989,633) $  (50,654,241)
                                                      ============= ================ ============= ===============
Net loss per share:
   Basic and diluted................................  $      (0.07) $         (2.15) $      (0.19) $        (5.31)
                                                      ============= ================ ============= ===============
   Weighted average shares .........................    10,154,010        8,959,153    10,425,501       9,539,643
                                                      ============= ================ ============= ===============

Other Data:
   EBITDA...........................................  $   (689,694) $   (19,070,682) $ (2,001,074) $  (48,026,745)
   Net cash used in operating activities............      (496,606)     (12,842,434)   (1,277,479)    (36,611,549)
   Net cash used by investing activities ...........       (89,556)     (12,023,658)   (1,236,441)    (15,503,185)
   Net cash provided by financing activities........     1,087,773       37,266,188     6,182,071      40,133,696

Balance Sheet Data:
   Cash and cash equivalents........................  $    501,611  $    12,901,707                $      920,669
   Working capital (deficit), excluding cash and
     cash equivalents...............................      (347,621)      (7,294,784)                  (25,600,888)
   Total assets.....................................       671,246       26,506,367                    31,649,660
   Redeemable convertible preferred stock ..........            --       37,016,697                    70,991,697
   Total stockholders' deficit......................       (29,048)     (18,882,097)                  (68,073,505)

                BLUESTAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          THE FOLLOWING DISCUSSION OF BLUESTAR'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THE ACCURACY OF WHICH INVOLVES RISKS AND UNCERTAINTIES. BLUESTAR'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS FOR MANY REASONS INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. BLUESTAR DISCLAIMS ANY OBLIGATION TO UPDATE INFORMATION CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

          BlueStar provides broadband communications and Internet access services to small- and medium-sized businesses in Tier 2 and Tier 3 markets. It initiated its service in September 1998 and rapidly began to deploy its network in the fourth quarter of 1999. As of June 30, 2000, BlueStar provided services in 38 markets, representing 131 cities.

          When BlueStar enters a new market, it establishes a local market presence, incurring significant selling and marketing and general and administrative expenses. As part of entering a new market, BlueStar leases equipment from Lucent and contracts with it or another third party to install the equipment into targeted central offices. These operating leases and central office installation expenses are expensed as network and product costs. Once BlueStar has deployed its network in a market, additional expenditures primarily include leasing costs associated with DSL line cards and customer premise equipment.

          BlueStar derives a majority of its revenues from Internet access and broadband communications services, including real private networking (RPN) services. BlueStar offers its services directly to customers at retail prices. BlueStar bills its customers monthly for recurring charges based on the data transfer speeds selected by the customer. BlueStar currently offers flat rate plans at prices that include its fully bundled Internet services and its high-speed access and connectivity services on contracts with terms generally ranging from one to three years. In addition to monthly service fees, BlueStar bills customers for nonrecurring service activation, equipment and installation charges. On occasion, BlueStar reduces or waives equipment or installation charges to encourage potential customers to enter into multi-year contracts. BlueStar expects that prices for its services will decline over time as a result of competition and changes in its product mix.

          BlueStar's expenses are recognized as incurred and consist of the following principal categories:

          o network and product costs, which consist primarily of equipment costs, access charges and technical salaries;

          o selling and marketing expenses, which consist primarily of advertising costs, compensation and related expenses;

          o general and administrative expenses, which consist primarily of corporate, management and administrative salaries and corporate office expenses; and

          o depreciation and amortization expenses, which include non-cash charges related to property and equipment and collocation fees.

          BlueStar incurred operating losses, net losses and negative earnings before interest, taxes, depreciation and amortization, including amortization of deferred compensation, or EBITDA. As of June 30, 2000, BlueStar had total stockholders' deficit of $68.1 million.

          BlueStar incurred stock compensation expense as a result of the granting of stock options to employees and others with exercise prices per share subsequently determined to be below the fair values per share of its common stock for financial reporting purposes at the dates of grant. The stock compensation is being charged immediately or is being amortized over the vesting period of the applicable options, which is generally 48 months.

          BlueStar's consolidated financial statements include the activity of BlueStar Communications, LLC and BlueStar Properties, Inc., a Tennessee corporation, as predecessor entities. Revenue, expense and cash flow information for the period from its inception on March 7, 1997 to December 31, 1997 were all less than $6,700, and, as a result, BlueStar has not included a full set of consolidated financial statements for 1997.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1999 AND 2000

          REVENUES

          BlueStar recorded revenues of $3.6 million for the six months ended June 30, 2000, and $136,211 for the six months ended June 30, 1999. This increase is attributable to growth in the number of BlueStar customers resulting from its increased sales and marketing efforts and the expansion of BlueStar's network in the Southeast. As of June 30, 2000 and June 30, 1999, BlueStar had sold 9,067 and 87 high-speed access lines, respectively. BlueStar had installed 3,694 and 58 lines at June 30, 2000 and June 30, 1999, respectively. Average recurring revenues per installed line for the six months ended June 30, 2000 were approximately $230 per month.

          BlueStar earns revenues from recurring monthly service and non-recurring equipment sales and installation charges. During 1999 and the six months ended June 30, 2000, approximately 45% and 32% of total revenues was non-recurring, respectively. BlueStar recognizes expenses related to non-recurring revenues in the same period as it recognizes the revenue.

          NETWORK AND PRODUCT EXPENSES

          Network and product expenses were $20.6 million for the six months ended June 30, 2000, and $1.0 million for the six months ended June 30, 1999. This increase is attributable to the increased operational needs of BlueStar's network and increased orders resulting from sales and marketing efforts. Operating lease expenses for network equipment increased to $3.1 million for the six months ended June 30, 2000, from $0.5 million for the six months ended June 30, 1999. The remainder of the increase is primarily attributable to network circuit backhaul, Internet access costs and salaries and wage expense.

          SELLING AND MARKETING EXPENSES

          BlueStar recorded selling and marketing expenses of $17.3 million for the six months ended June 30, 2000, and $0.3 million for the six months ended June 30, 1999. This increase is attributable to a $9.9 million increase in salaries, wage and sales commission expense, a $2.4 million increase in advertising expense, and a $1.6 million increase in employee benefit expense.

          GENERAL AND ADMINISTRATIVE EXPENSES

          General and administrative expenses increased to $12.2 million for the six months ended June 30, 2000, from $0.9 million for the six months ended June 30, 1999. This increase is primarily attributable to a $3.6 million increase in salaries, wages and consulting expense, a $1.2 million increase in recruiting and relocation expense, a $1.5 million increase in office rent and equipment expense, and a $0.8 million increase in phone expenses.

          AMORTIZATION OF DEFERRED COMPENSATION

          Amortization of deferred compensation increased to $1.1 million during the six months ended June 30, 2000 from $3,967 for the six months ended June 30, 1999.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expenses were $1.9 million for the six months ended June 30, 2000, and $24,493 for the six months ended June 30, 1999. The increase was due to an increase in equipment and facilities placed in service throughout the period and the installation of BlueStar's internal hardware and software systems.

          INCOME TAXES

          For the six months ended June 30, 2000, and June 30, 1999, BlueStar recognized no tax benefits with regard to operating losses due to the uncertainty of future taxable income sufficient to utilize the losses during the periods.

    TWO YEARS ENDED DECEMBER 31, 1998 AND 1999

          REVENUES

          BlueStar recorded revenues of $0.8 million for the year ended December 31, 1999, and $12,101 for the year ended December 31, 1998. This increase is attributable to growth in the number of BlueStar customers resulting from its increased sales and marketing efforts and the expansion of its networks in the Southeast. As of December 31, 1999 and December 31, 1998, BlueStar had sold 1,224 and five lines, respectively. BlueStar had installed 428 and five lines at December 31, 1999 and December 31, 1998, respectively. Average recurring revenues per installed line for 1999 were approximately $330 per month. During 1999, approximately 45% of total revenues was non-recurring.

          NETWORK AND PRODUCT EXPENSES

          Network and product expenses were $8.1 million for the year ended December 31, 1999, and $0.2 million for the year ended December 31, 1998. This increase is attributable to the increased operational needs of the network and increased orders resulting from sales and marketing efforts. Operating lease expenses for network equipment were $2.9 million for 1999, and $128,896 for 1998. The remainder of the increase is primarily attributable to network circuit backhaul and Internet access costs and salaries and wage expense.

          SELLING AND MARKETING EXPENSES

          BlueStar recorded selling and marketing expenses of $4.8 million for the year ended December 31, 1999, and $76,572 for the year ended December 31, 1998. This increase is attributable to a $2.3 million increase in salaries and wage expense, a $0.9 million increase in advertising expense, a $0.6 million increase in recruiting expense and a $0.5 million increase in sales commission expense.

          GENERAL AND ADMINISTRATIVE EXPENSES

          General and administrative expenses increased to $6.9 million for the year ended December 31, 1999, from $0.4 million for the year ended December 31, 1998. This increase is attributable to a $2.4 million increase in salaries, wages and consulting expense, a $1.1 million increase in recruiting and relocation expense and a $0.4 million increase in office rent.

          AMORTIZATION OF DEFERRED COMPENSATION

          Amortization of deferred compensation was $0.4 million during the year ended December 31, 1999. BlueStar did not incur any deferred compensation for the year ended December 31, 1998. Through December 31, 1999, BlueStar recorded $3.6 million of deferred compensation, with an unamortized balance of approximately $3.2 million as of December 31, 1999.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expenses were $0.3 million for the year ended December 31, 1999, and $28,402 for the year ended December 31, 1998. The increase was due to an increase in equipment and facilities placed in service throughout the period and the installation of internal hardware and software systems.

          INCOME TAXES

          For the years ended December 31, 1999 and December 31, 1998, BlueStar recognized no tax benefits with regard to operating losses due to the uncertainty of future taxable income sufficient to utilize the losses during the periods.

LIQUIDITY AND CAPITAL RESOURCES

          As of June 30, 2000, BlueStar had a stockholders' deficit of $68.1 million and cash and cash equivalents of approximately $0.9 million. For the six months ended June 30, 2000 and June 30, 1999, the net cash used in BlueStar's operating activities was approximately $39.7 million and $1.3 million, respectively. During 1999 and 1998, the net cash used in BlueStar's operating activities was approximately $12.8 million and $0.5 million, respectively. This cash was used for a variety of operating purposes, including personnel costs, consulting and legal expenses, network operations and other administrative expenses.

          The net cash used in investing activities for the six months ended June 30, 2000 and June 30, 1999 was approximately $13.2 million and $1.2 million respectively. During 1999 and 1998, net cash used in investing activities was $12.0 million and $89,556, respectively. Net cash used in investing activities primarily resulted from collocation costs and the purchase of networking and other equipment.

          Net cash provided by financing activities for the six months ended June 30, 2000 and June 30, 1999 was approximately $40.9 million and $6.1 million, respectively. During 1999 and 1998, net cash provided by financing activities was approximately $37.3 million and $1.1 million, respectively. Net cash provided by financing activities primarily resulted from the sale of common and preferred stock and borrowings against the Lucent working capital line of credit.

          During the year ended December 31, 1998, BlueStar sold 1,725,000 shares of common stock to an initial round of investors at a price of $0.33 per share, resulting in net proceeds to it of $575,000.

          In March 1999, BlueStar issued 12,345,003 shares of redeemable, convertible, voting preferred stock designated as Series A preferred stock for $0.49 per share. In August 1999, BlueStar issued 8,177,040 shares of redeemable, convertible, voting preferred stock designated as Series B preferred stock for $3.80 per share. BlueStar received $37,149,060 in total net proceeds from the sale of Series A and Series B preferred stock.

          During 1999, BlueStar repurchased 2,020,971 shares of common stock from one of its founders at a cost of $99,030. In January 2000, BlueStar repurchased 1,784,935 shares of common stock from one of its founders for $0.049 per share at a cost of $87,462.

          In January and February 2000, BlueStar issued 2,165,603 shares of redeemable, convertible, voting preferred stock designated as Series C preferred stock for $15.70 per share. BlueStar received $33,975,000 in net proceeds from the sale of the Series C preferred stock.

          In 1998 and 1999, BlueStar borrowed a total of $1.0 million from Lucent under a credit agreement, which bears interest at 8.5% for the first $500,000 and 7.75% for the second $500,000, and which amounts mature in August 2001 and February 2002, respectively. The credit agreement provides for maximum borrowing of $1.0 million.

          In December 1999, BlueStar issued a short-term note in the amount of $541,526 to Oracle Corporation to finance software. The note bears interest at an annual rate of 15% with equal monthly principal and interest payments of $58,704 through October 2000.

          In May 1999, BlueStar entered into an equipment operating lease facility with Ascend, which later merged with Lucent, that provides up to $109.0 million of equipment and network services provided by Lucent and other third party vendors for equipment utilized in BlueStar's central office and multi-tenant building installations. Under the terms of the Lucent facility, BlueStar is required to use Lucent as a vendor if its equipment meets competitive price and performance standards. If BlueStar fails to make required payments under the facility, Lucent may terminate the facility and take back its equipment. The first tranche of $30.0 million is available to BlueStar through July 2001. BlueStar may utilize up to $30.0 million under the equipment lease facility without restriction, and may utilize up to $50.0 million under this facility upon meeting certain equity requirements, which BlueStar has satisfied. Utilization of amounts in excess of $50.0 million requires that BlueStar maintain a minimum of $10.0 million of unrestricted cash. As of June 30, 2000, BlueStar had utilized $50.5 million of the facility and had $124.5 million available under the Lucent equipment lease facility. The lease payments are due through 2002.

          In April 2000, BlueStar renegotiated the Lucent equipment operating lease facility to provide an additional $66.0 million of equipment and network service financing. At June 30, 2000, BlueStar had utilized $50.5 million of the facility and had $124.5 million available.

          In April 2000, BlueStar entered into an equipment operating lease facility with Cisco Systems Capital that provides up to $50.0 million of equipment and network services provided by Cisco. BlueStar may utilize up to $10.0 million of the facility provided it maintains an average minimum cash balance of not less than $2.0 million. Utilization of amounts in excess of $10.0 million require that BlueStar maintain an average minimum cash balance of not less than $7.0 million.

          In June 2000, BlueStar entered into a $40.0 million demand loan agreement with Bear Stearns Corporate Lending Inc. Under the terms of the loan agreement, BlueStar may request up to $5.0 million every two weeks, not to exceed an aggregate of $40.0 million. Bear Stearns, however, is not obligated to provide any portion of the requested amount. Any amounts borrowed under the loan agreement bear interest, at BlueStar's discretion, at either (1) the prime rate publicly announced by Citibank, N.A. plus 600 basis points or (2) the interest rate which eurodollar deposits for one month are offered in the interbank eurodollar market plus 700 basis points. Under either interest rate election, the minimum interest rate is 13.0%. The loan agreement matures at the earliest of (1) demand by Bear Stearns, (2) the date of commencement by or against BlueStar or any of its subsidiaries of any bankruptcy proceeding, (3) termination of the merger agreement in accordance with its terms, (4) consummation of the merger with Covad Communications or any other change in control of BlueStar or (5) December 15, 2000.

          During 2000, BlueStar entered into additional operating leases for equipment with a market value of approximately $34.4 million under the Lucent equipment lease facility, primarily for equipment and network services. In addition, BlueStar expects to make capital expenditures of approximately $12.0 million during 2000 that will be used primarily for software, furniture and fixtures for its corporate and regional offices.

          The development and expansion of BlueStar's business requires significant capital expenditures. The principal capital expenditures incurred to enter each market include the procurement, design and construction of collocation space. In addition, BlueStar enters into significant operating lease obligations with Lucent to acquire and install necessary telecommunications equipment. The number of central offices that BlueStar expects to target in a given market will vary, as will the average capital cost to enter a market.

          If the merger with Covad Communications does not occur, BlueStar believes that cash generated from operations and amounts available under its commercial credit facilities will not be sufficient to meet its expected working capital and capital expenditure requirements for the next 12 months. BlueStar will be required to raise additional funds through private or public sales of securities, bank debt, financing under leasing arrangements or otherwise, the availability of which cannot be assessed.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

          Due to the nature of its short-term investments, BlueStar has concluded that it has no material market risk exposure.

                    BLUESTAR SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

     SET FORTH BELOW IS INFORMATION REGARDING BENEFICIAL OWNERSHIP OF BLUESTAR'S CAPITAL STOCK AS OF JULY 31, 2000 BY (1) EACH PERSON OR ENTITY WHO IS KNOWN TO BLUESTAR TO OWN BENEFICIALLY 5% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK, SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK AND SERIES C PREFERRED STOCK, (2) EACH PRESENT DIRECTOR AND EXECUTIVE OFFICER OF BLUESTAR AND (3) ALL BLUESTAR DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP.


                                                           AMOUNT AND NATURE
                                                             OF BENEFICIAL           CLASS OF          PERCENT
NAME AND ADDRESS                                               OWNERSHIP               STOCK           OF CLASS
-------------------                                       --------------------- --------------------  -----------
EXECUTIVE OFFICERS AND DIRECTORS:
Robert E. Dupuis......................................                 980,000         Common Stock          6.4

Richard A. Shapero....................................              15,537,572         Common Stock         43.9
                                                                    11,020,410   Series A Preferred         89.3
                                                                     3,943,914   Series B Preferred         48.2
                                                                       573,248   Series C Preferred         26.5

John W. Gerdelman.....................................                  20,000         Common Stock            *

Charles J. McMinn.....................................                 338,471         Common Stock            *
                                                                       318,471   Series C Preferred         14.7

Fredjoseph Goldner....................................               3,026,978         Common Stock          8.6

Richard L. Burtner....................................               2,019,798         Common Stock          5.7
                                                                        22,500   Series A Preferred            *

Norton Cutler.........................................                 300,000         Common Stock            *

J. Chad Grier.........................................                 150,000         Common Stock            *

Tye Schriever.........................................                 150,000         Common Stock            *

Cliff Duffey..........................................                 300,000         Common Stock            *
All Officers and Directors as a Group
   (10 persons).......................................              23,822,819         Common Stock         64.9

5% STOCKHOLDERS:
Crosspoint Venture Partners...........................              15,537,572         Common Stock         43.9
                                                                    11,020,410   Series A Preferred         89.3
                                                                     3,943,914   Series B Preferred         48.2
                                                                       573,248   Series C Preferred         26.5

Gramercy BlueStar, L.P................................               2,629,272         Common Stock          7.4
                                                                     2,629,272   Series B Preferred         32.2

Scott E. Kozicki......................................               2,668,527         Common Stock          7.5
--------------
    * Indicates less than 1% ownership.

     EXECUTIVE OFFICERS AND DIRECTORS. Additional information regarding the beneficial ownership of shares of common stock held by BlueStar's executive officers and directors is contained below. Except as indicated below, the address for each executive officer and director is Five Corporate Centre, 801 Crescent Drive, Franklin, Tennessee 37067.

     o ROBERT E. DUPUIS. Includes 980,000 shares issuable upon exercise of immediately exercisable stock options. Of the 1,000,000 shares held by Mr. Dupuis, 381,260 are subject to right of repurchase.

     o RICHARD E. SHAPERO. All shares indicated as owned by Mr. Shapero are included due to his affiliation with funds affiliated with Crosspoint Venture Partners. Mr. Shapero's address is c/o Crosspoint Venture Partners, The Pioneer Hotel, 2925 Woodside Road, Woodside, California 94062.

     o JOHN W. GERDELMAN. Includes 20,000 shares of common stock subject to right of repurchase.

     o CHARLES J. MCMINN. Includes 20,000 shares of common stock subject to right of repurchase and 318,471 shares of common stock subject to issuance upon conversion of 318,471 shares of Series C Preferred Stock.

     o FREDJOSEPH GOLDNER. Excludes 12,987 shares of common stock, of which Mr. Goldner disclaims beneficial ownership, held in an irrevocable trusts for his child.

     o RICHARD L. BURTNER. Includes 869,822 shares of common stock that are subject to BlueStar's right to repurchase if Mr. Burtner's services are terminated with cause prior to vesting, or 324,561 shares of common stock if Mr. Burtner's services are terminated without cause prior to vesting, 40,000 shares of common stock owned by Mr. Burtner's spouse, 22,500 shares of common stock subject to issuance upon conversion of 22,500 shares of Series A Preferred Stock held in Mr. Burtner's profit sharing (Keogh) plan and 50,000 shares of common stock held in an irrevocable trust. Includes 140,000 shares of common stock, of which Mr. Burtner disclaims beneficial ownership, held directly by or in irrevocable trusts for his children.

     o NORTON CUTLER. Includes 225,000 shares of common stock held by Mr. Cutler, all of which are subject to BlueStar's right of repurchase, and 75,000 shares of common stock issuable upon exercise of immediately exercisable options.

     o J. CHAD GRIER. Of the 150,000 share of common stock held by Mr. Grier, 112,500 are subject to right of repurchase.

     o TYE SHRIEVER. Of the 150,000 share of common stock held by Mr. Schriever, 121,875 are subject to right of repurchase.

     o CLIFF DUFFEY. Of the 300,000 shares of common stock held by Mr. Duffey, 231,250 are subject to right of repurchase.

     OTHER 5% STOCKHOLDERS. Information regarding the beneficial ownership of 5% or more of BlueStar's common stock is set forth below.

     o CROSSPOINT VENTURE PARTNERS. Includes 15,537,572 shares of common stock subject to issuance upon conversion of (a) 11,020,410 shares of Series A Preferred Stock and 1,551,273 shares of Series B Preferred Stock held by Crosspoint Venture Partners 1997; (b) 1,078,005 shares of Series B Preferred Stock held by Crosspoint Venture Partners LS 1997; and (c) 1,314,636 shares of Series B Preferred Stock and 573,248 shares of Series C Preferred Stock held by Crosspoint Venture Partners LS 1999. The general partner of Crosspoint Venture Partners 1997 and Crosspoint Venture Partners LS 1997 is Crosspoint Associates 1997. The general partner of Crosspoint Venture Partners LS 1999 is Crosspoint Associates 1999. The general partners of Crosspoint Associates 1997 and Crosspoint Associates 1999 are John Mumford, Rich Shapero, one of BlueStar's directors, Robert Hoff, Don Milder and Seth Neiman. Each of the general partners of Crosspoint Associates 1997 and Crosspoint Associates 1999 disclaim beneficial ownership of the shares held by Crosspoint Venture Partners 1997 and Crosspoint Venture Partners LS 1999, except to the extent of his pecuniary interest in these shares. The address of the investment funds affiliated with Crosspoint Venture Partners is The Pioneer Hotel, 2925 Woodside Road, Woodside, California 94062.

     o GRAMERCY BLUESTAR, L.P. Includes 2,629,272 shares of common stock subject to issuance upon conversion of 2,629,272 shares of Series B Preferred Stock. The address of Gramercy BlueStar, L.P. is 712 Fifth Avenue, 43rd Floor, New York, New York 10019.

     o SCOTT E. KOZICKI. Mr. Kozicki's address is 2601 Belmont Blvd., Nashville, Tennessee 37212.

                           COMPARATIVE PER SHARE DATA

     THE FOLLOWING TABLE PRESENTS CERTAIN HISTORICAL PER SHARE DATA OF COVAD COMMUNICATIONS GROUP, INC., LASER LINK.NET, INC. AND BLUESTAR COMMUNICATIONS GROUP, INC. AND CERTAIN UNAUDITED PRO FORMA PER SHARE DATA THAT REFLECT THE COMBINATION OF COVAD COMMUNICATIONS, LASER LINK AND BLUESTAR USING THE PURCHASE METHOD OF ACCOUNTING. THIS DATA SHOULD BE READ IN CONJUNCTION WITH COVAD COMMUNICATIONS' AUDITED AND UNAUDITED FINANCIAL STATEMENTS, LASER LINK'S AUDITED FINANCIAL STATEMENTS, BLUESTAR'S AUDITED AND UNAUDITED FINANCIAL STATEMENTS AND THE COVAD COMMUNICATIONS. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE UNAUDITED PRO FORMA COMBINED PER SHARE DATA DO NOT NECESSARILY INDICATE THE OPERATING RESULTS THAT WOULD HAVE BEEN ACHIEVED HAD THE COMBINATION OF COVAD COMMUNICATIONS, LASER LINK AND BLUESTAR ACTUALLY OCCURRED AT THE BEGINNING OF THE PERIODS PRESENTED NOR DO THEY INDICATE FUTURE RESULTS OF OPERATIONS OR FINANCIAL POSITION.


                                                                                                           SIX
                                                                                                          MONTHS
                                                                                          YEAR ENDED      ENDED
                                                                                             AS OF        AS OF
                                                                                          DECEMBER 31,    JUNE 30,
 HISTORICAL                                                                                  1999          2000
--------------                                                                          -------------   -----------
Covad Communications:
Net income (loss) per share--basic...................................................   $     (1.83)    $    (1.59)
Net income (loss) per share--diluted.................................................         (1.83)         (1.59)
Book value per common share (1) .....................................................          4.71           5.14

Laser Link:
Net income (loss) per share--basic...................................................   $     (0.16)           n/a
Net income (loss) per share--diluted.................................................         (0.16)           n/a
Book value per common share (1) .....................................................         (0.01)           n/a

BlueStar:
Net income (loss) per share--basic...................................................   $     (2.15)    $    (5.31)
Net income (loss) per share--diluted.................................................         (2.15)         (5.31)
Book value per common share (1) .....................................................         (1.61)         (5.17)

Pro Forma:
Net income (loss) per share--basic...................................................   $     (2.74)    $    (1.99)
Net income (loss) per share--diluted.................................................         (2.74)         (1.99)
Book value per common share (2) .....................................................          7.52           5.63
Equivalent pro forma net income (loss) per Laser Link
   share--basic and diluted (3)......................................................         (0.48)           n/a
Equivalent pro forma book value per Laser
   Link share (3) ...................................................................          1.31            n/a
Equivalent pro forma net income (loss) per BlueStar
   share--basic and diluted (3)......................................................         (0.20)         (0.14)
Equivalent pro forma book value per BlueStar share (3) ..............................          0.54           0.41

--------------
(1) The historical book value per share is computed by dividing total stockholders' equity as of the end of each period for which such computation is made by the number of common shares outstanding at the end of each period.
(2) The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of each period for which such computation is made.
(3) The Laser Link and BlueStar pro forma equivalent per share amounts are computed by multiplying the Covad Communications pro forma combined per share amounts by the exchange ratio of 0.174 and 0.0722 of a Covad Communications common share for each Laser Link and BlueStar common share, respectively. Pro forma diluted earnings per share excludes the effect of dilutive securities for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively, as they are antidilutive.

                DESCRIPTION OF COVAD COMMUNICATIONS CAPITAL STOCK

     THE FOLLOWING SUMMARY DESCRIBES THE MATERIAL TERMS OF COVAD COMMUNICATIONS' CAPITAL STOCK. HOWEVER, IT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE ACTUAL TERMS OF COVAD COMMUNICATIONS' CAPITAL STOCK CONTAINED IN ITS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND OTHER AGREEMENTS REFERENCED BELOW.

     As of August 1, 2000 Covad Communications' authorized capital stock consisted of 600,000,000 shares of common stock, 10,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock. As of July 1, 2000, there were 613 holders of record of common stock and no holders of Class B common stock or preferred stock. The common stock and preferred stock each have a par value of $0.001 per share. As of August 1, 2000, there were 154,770,567 shares of common stock outstanding. As of August 1, 2000, options to purchase 25,700,808 shares of common stock at a weighted average exercise price of $21.41 per share were outstanding.

COMMON STOCK

     The holders of Covad Communications common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all Covad Communications' remaining assets after payment of liabilities and satisfaction of preferential rights of any outstanding series of preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

CLASS B COMMON STOCK

     Although there are 10,000,000 shares of Class B common stock authorized, there is, currently, no Class B common stock outstanding.

PREFERRED STOCK

     The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including:

     o    dividend rights;

     o    conversion rights;

     o    terms of redemption;

     o    liquidation preferences;

     o    voting rights;

     o    sinking fund terms; and

     o the number of shares constituting any series or the designation of such series.

     As a result, the board of directors could issue additional preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Issuing preferred stock could also have the effect of delaying, deferring or preventing a change in control or the removal of Covad Communications' board of directors. Covad Communications has no present plan to issue any shares of preferred stock.

WARRANTS

     In connection with the issuance of Covad Communications' senior discount notes in March 1998, Covad Communications issued warrants to purchase an aggregate of 11,370,969 shares of its common stock with exercise prices of $0.0015 per share. Covad also issued to a consultant a five-year warrant to purchase 303,750 split-adjusted shares of common stock with an exercise price of $0.4445 per share. This warrant is immediately exercisable. In April 1999, Covad Communications issued a warrant to purchase 450,000 shares of common stock to a customer. This warrant vested with respect to 225,000 shares on April 1, 2000 and will vest with respect to the remaining 225,000 shares on April 1, 2001, subject to the customer achieving certain performance goals. The exercise price for 225,000 of the shares is $48.4375. The exercise price for the remaining 225,000 shares will be the fair market value of the common stock on the ten trading days preceding the second vesting date.

REGISTRATION RIGHTS

     Certain holders of Covad Communications common stock are entitled to registration rights. Pursuant to the stockholder rights agreement holders of 29,859,175 shares of common stock and the former holders of 6,379,177 shares of Class B common stock are entitled to certain rights with respect to the registration under the Securities Act of the shares of common stock held by them or issued as a result of the conversion of the Class B common stock. The 6,379,177 shares of Class B common stock have been converted into 14,353,147 shares of common stock. The rights holders are entitled to demand "piggy-back" and S-3 registration rights, subject to certain limitations and conditions. The number of securities requested to be included in a registration involving the exercise of demand and "piggy-back" rights are subject to a pro rata reduction based on the number of shares of common stock held by each rights holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering. The registration rights terminate as to any rights holder at the later of (i) January 21, 2002 or (ii) such time as such rights holder may sell under Rule 144 in a three-month period all registrable securities then held by such rights holder.

     Pursuant to the warrant registration rights agreement dated March 11, 1998, between Covad Communications and Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, holders of warrants that remain outstanding after Covad Communications' current S-1 offering are entitled to certain registration rights with respect to the shares of common stock issuable upon exercise of such warrants. Like the rights holders, the number of securities that a warrant holder may request to be included in any registration is subject to a pro rata reduction. Such a reduction will be based on the number of shares held by each warrant holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises Covad Communications that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering.

ANTITAKEOVER EFFECTS OF THE CHARTER, BYLAWS, DELAWARE LAW AND THE STOCKHOLDER PROTECTION RIGHTS PLAN.

     As noted above, Covad Communications' board of directors, without stockholder approval, has the authority under Covad Communications' charter to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of the common stock holders and could be issued with terms calculated to delay or prevent a change of control of Covad Communications or make removal of management more difficult.

     ELECTION AND REMOVAL OF DIRECTORS. Covad Communications' charter and bylaws provide for the division of its board of directors into three classes with the directors in each class serving for a three-year term, and one class being elected each year by the stockholders. The directors may be removed only for cause.

     This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Covad Communications and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors.

     STOCKHOLDER MEETINGS AND WRITTEN CONSENT. Under Covad Communications' bylaws, the stockholders may not call a special meeting of the stockholders of Covad Communications. Rather, only the board of directors, the chairman of the board of directors and the President or Chief Executive Officer may call special meetings of stockholders. Covad Communications' charter provides that stockholders may not act by written consent. As a result, stockholders can only act at a meeting.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Covad Communications' bylaws establish advanced notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Covad Communications is subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

     o prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

     o on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates of such person,

     o    owns 15% or more of the corporation's voting stock or

     o is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation as any time within the prior three years.

     These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of Covad Communications.

     STOCKHOLDER PROTECTION RIGHTS PLAN. In addition, Covad Communications' has adopted a stockholder protection rights plan under which stockholders received one right for each share of common stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of the outstanding shares of common stock. Each right entitles the holder to purchase from Covad Communications, as provided by the stockholder protection rights agreement, one one-thousandth of a share of participating preferred stock, par value $.001 per share, for $400.00 subject to adjustment. The rights plan is not intended to, and will not, prevent a takeover of Covad Communications at a full and fair price. However, the rights may cause substantial dilution to a person or group acquiring 15% or more of the common stock unless the rights are first redeemed by the board of directors.

                        COMPARISON OF STOCKHOLDER RIGHTS

     IF THE MERGER IS COMPLETED, ALL HOLDERS OF BLUESTAR STOCK WILL BECOME HOLDERS OF SHARES OF COVAD COMMUNICATIONS COMMON STOCK. THE RIGHTS OF A HOLDER OF COVAD COMMUNICATIONS COMMON STOCK ARE SIMILAR IN SOME RESPECTS AND DIFFERENT IN OTHER RESPECTS FROM THE RIGHTS OF A HOLDER OF BLUESTAR STOCK. THE RIGHTS OF BLUESTAR STOCKHOLDERS ARE CURRENTLY GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW AND THE CERTIFICATE OF INCORPORATION AND BYLAWS OF BLUESTAR. THE RIGHTS OF COVAD COMMUNICATIONS STOCKHOLDERS ARE CURRENTLY GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW AND THE CERTIFICATE OF INCORPORATION AND BYLAWS OF COVAD COMMUNICATIONS. THE FOLLOWING ARE SUMMARIES OF THE MATERIAL DIFFERENCES BETWEEN THE CURRENT RIGHTS OF BLUESTAR STOCKHOLDERS AND THE RIGHTS THEY WILL HAVE AS HOLDERS OF COVAD COMMUNICATIONS COMMON STOCK FOLLOWING THE MERGER.

     THE FOLLOWING COMPARISON OF STOCKHOLDERS' RIGHTS IS NECESSARILY A SUMMARY, IS NOT INTENDED TO BE COMPLETE OR TO IDENTIFY ALL DIFFERENCES THAT MAY, UNDER GIVEN SITUATIONS, BE MATERIAL TO STOCKHOLDERS OF BLUESTAR AND IS SUBJECT, IN ALL RESPECTS, AND IS QUALIFIED BY REFERENCE TO, THE DELAWARE GENERAL CORPORATION LAW, THE COVAD COMMUNICATIONS CERTIFICATE OF INCORPORATION, THE COVAD COMMUNICATIONS BYLAWS, THE BLUESTAR CERTIFICATE OF INCORPORATION AND THE BLUESTAR BYLAWS.

AUTHORIZED SHARES

     BLUESTAR. The total number of authorized shares of stock of BlueStar is 82,689,584, consisting of 60,000,000 shares of common stock, 12,345,003 shares of series A preferred stock, 8,177,040 shares of series B preferred stock, and 2,165,603 shares of series C preferred stock, each having a par value of $.01 per share.

     COVAD COMMUNICATIONS. The total number of authorized shares of stock of Covad Communications is 615,000,000, consisting of 600,000,000 shares of common stock, 10,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock, each having $.001 par value. The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock.

DIRECTORS

     NUMBER OF DIRECTORS. The BlueStar bylaws provides that the number of directors on the BlueStar board will be fixed by the board of directors but will not be less than one. BlueStar currently has five directors. The Covad Communications bylaws provide that the number of directors on the Covad Communications board will not be less than five and not more than nine, and Covad Communications' currently has eight directors.

     CLASSIFICATION OF BOARD OF DIRECTORS. The BlueStar board of directors is not divided into separate classes but consists of a single class elected annually. The Covad Communications board of directors is divided into three classes. The term of office and directors consisting of each class is as follows:



       CLASS                            DIRECTORS                           TERM OF OFFICE
       ------                           ----------                          --------------
       Class I                 Daniel Lynch                 o    expires at the annual meeting of
                               Rich Shapero                      stockholders in 2003 and at each third
                               Larry Irving                      succeeding annual meeting thereafter

       Class II                Frank Marshall               o    expires at the annual meeting of
                                                                 stockholders in 2001 and at each third
                               Hellene Runtagh                   succeeding annual meeting thereafter

       Class III               Robert Hawk                  o    expires at the annual meeting of
                               Robert Knowling, Jr.              stockholders in 2002 and at each third
                               Debra Dunn                        succeeding annual meeting thereafter

     The classification of directors has the effect of making it more difficult to change the composition of the Covad Communications board of directors.

     NUMBER OF DIRECTORS NECESSARY TO CONSTITUTE A QUORUM. Under the BlueStar bylaws, a majority of the entire board of directors then in office constitutes a quorum for the transaction of business by the BlueStar board. Under the Covad Communications bylaws, the presence of a majority of the authorized number of directors constitutes a quorum for the transaction of business by the Covad Communications board.

     REMOVAL OF DIRECTORS. Under the BlueStar bylaws, a member of the board of directors may only be removed for cause. Under Delaware law and the Covad Communications bylaws, any and all directors may be removed if the removal is approved by the affirmative vote of a majority of the stockholders entitled to vote.

     CUMULATIVE VOTING. Cumulative voting rights in the election of directors entitle a stockholder to give one nominee as many votes as are equal to the number of directors to be elected multiplied by the number of shares owned by the stockholder, or to distribute such votes among two or more nominees, as the stockholder sees fit. In the absence of cumulative voting, the holder or holders of a majority of the shares present or represented at a meeting has the power to elect each director to be elected at such meeting.

     Delaware law provides that a corporation's certificate of incorporation may provide for cumulative voting. However, neither BlueStar nor Covad Communications, stockholders may cumulatively vote their shares for the election of directors, because neither BlueStar nor Covad Communications' certificates of incorporation provides for cumulative voting.

BYLAW AMENDMENTS

     AMENDMENT OF BYLAWS. Under Delaware law and the BlueStar certificate of incorporation and bylaws, the BlueStar bylaws can be amended or repealed by the affirmative vote of either:

     o    holders of a majority of the outstanding voting shares, or

     o    a majority of the BlueStar board of directors.

     Under Delaware law and the Covad Communications certificate of incorporation and bylaws, the Covad Communications bylaws can be adopted, amended or repealed by the affirmative vote of a majority of either:

     o    the stockholders entitled to vote, or

     o    the board of directors.

STOCKHOLDER MEETING PROCEDURES

     SPECIAL MEETINGS OF STOCKHOLDERS. Under Delaware law, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws. Under the BlueStar certificate of incorporation and bylaws, special meetings may only be called by the board of directors. Under the Covad Communications certificate of incorporation and bylaws, special meetings may be called at any time by the board of directors, by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authority, as expressly provided in a resolution of the board of directors, include the power to call such meetings, or by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes cast at that meeting, but such special meetings may not be called by any other person or persons.

     PROVISIONS FOR NOTICES. Under the BlueStar bylaws, BlueStar is not required to give notice of a meeting. Any and all notices of a meeting may be waived by a stockholder by submitting a signed waiver either before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, will constitute a waiver of notice.

     Under the Covad Communications bylaws, Covad Communications must give personally or by mail, not less than ten and not more than sixty days before the date of any meeting of stockholders, to each stockholder entitled to vote at such meeting, written notice stating the place, date, hour and purpose or purposes of the meeting. Any and all notices of a meeting may be waived by a stockholder by submitting a signed waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof, either before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting at the beginning of the meeting the lack of notice of such meeting, will constitute a waiver of notice.

     STOCKHOLDERS NECESSARY TO CONSTITUTE A QUORUM. Under the BlueStar and Covad Communications's bylaws, the holders of record of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the purposes of transacting business at any stockholder meeting.

                                 LEGAL OPINIONS

     The legality of the shares of Covad Communications common stock to be issued to holders of shares of BlueStar stock pursuant to the merger will be passed upon for Covad Communications by Simpson Thacher & Bartlett, New York, New York.

     Certain federal income tax matters related to the merger will be passed upon by Brobeck, Phleger & Harrison LLP, Austin, Texas.


                                     EXPERTS

     The consolidated financial statements of Covad Communications Group, Inc. at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the BlueStar Communications Group, Inc. as of December 31, 1998 and 1999 and for the years ended December 31, 1998 and December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Laser Link.Net, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, appearing in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Covad Communications has filed with the SEC a registration statement on Form S-4 to register the Covad Communications common stock to be issued to BlueStar stockholders in the merger. As allowed by SEC rules, this prospectus does not contain all of the information included in the Form S-4 registration statement and its exhibits. You should refer to the copy of those documents filed as exhibits to the registration statement with the SEC for a more complete understanding.

     Covad Communications files annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a web site that contains reports, proxy statements and prospectuses and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy statements and prospectuses and other information that Covad Communications files with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

     THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT ARE AVAILABLE TO STOCKHOLDERS OF BLUESTAR WITHOUT CHARGE UPON WRITTEN REQUEST TO COVAD COMMUNICATIONS AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

                        COVAD COMMUNICATIONS GROUP, INC.
                         ATTENTION: INVESTOR RELATIONS
                               4250 BURTON DRIVE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 987-1000

     TO OBTAIN TIMELY DELIVERY, STOCKHOLDERS MUST REQUEST THIS INFORMATION NO LATER THAN SEPTEMBER 5, 2000, FIVE BUSINESS DAYS PRIOR TO THE DEADLINE FOR THE SUBMISSION OF WRITTEN CONSENTS PURSUANT TO WHICH BLUESTAR STOCKHOLDERS WILL APPROVE THE MERGER.

     COVAD COMMUNICATIONS HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER, COVAD COMMUNICATIONS OR BLUESTAR THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROSPECTUS OR IN COVAD COMMUNICATIONS' DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             ----
COVAD COMMUNICATIONS GROUP, INC
   ANNUAL FINANCIAL STATEMENTS
     Report of Ernst & Young LLP, Independent Auditors...................................................    F-2
     Consolidated Balance Sheets at December 31, 1998 and 1999...........................................    F-3
     Consolidated Statements of Operations for the years ended December 31, 1997, 1998 and 1999..........    F-4
     Consolidated Statements of Stockholders' Equity (Net Capital Deficiency) for the years ended
       December 31, 1997, 1998 and 1999..................................................................    F-5
     Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999..........    F-6
     Notes to Consolidated Financial Statements..........................................................    F-7

   INTERIM FINANCIAL STATEMENTS (UNAUDITED)
     Condensed Consolidated Balance Sheet at June 30, 2000...............................................    F-19
     Condensed Consolidated Statements of Operations for the three and six months ended June 30, 1999 and
       2000..............................................................................................    F-20
     Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and 2000.....    F-21
     Notes to Condensed Consolidated Financial Statements................................................    F-22

   UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
     Overview............................................................................................    F-28
     Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets at June 30, 2000.................    F-29
     Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the year ended
       December 31, 1999.................................................................................    F-30
     Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the six months
       ended June 30, 2000...............................................................................    F-31
     Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information..................    F-32

LASER LINK.NET, INC
   ANNUAL FINANCIAL STATEMENTS
     Report of Independent Accountants...................................................................    F-38
     Balance Sheets at December 31, 1999 and 1998........................................................    F-39
     Statements of Operations for the years ended December 31, 1997, 1998 and 1999.......................    F-40
     Statements of Stockholders' Equity for the years ended December 31, 1997, 1998 and 1999.............    F-41
     Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999.......................    F-42
     Notes to Financial Statements.......................................................................    F-43

BLUESTAR COMMUNICATIONS GROUP, INC
   ANNUAL FINANCIAL STATEMENTS
     Report of Independent Public Accountants............................................................    F-50
     Consolidated Balance Sheets at December 31, 1998 and December 31, 1999..............................    F-51
     Consolidated Statements of Operations for the years ended December 31, 1998 and 1999................    F-52
     Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998 and 1999......    F-53
     Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1999................    F-54
     Notes to Consolidated Financial Statements..........................................................    F-55

   INTERIM FINANCIAL STATEMENTS (UNAUDITED)
     Condensed Consolidated Balance Sheets at June 30, 2000..............................................    F-65
     Condensed Consolidated Statements of Operations for six months ended June 30, 1999 and 2000.........    F-66
     Condensed Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2000....    F-67
     Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and 2000.....    F-68
     Notes to Condensed Consolidated Financial Statements................................................    F-69

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders of
Covad Communications Group, Inc.

     We have audited the accompanying consolidated balance sheets of Covad Communications Group, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to herein present fairly, in all material respects, the consolidated financial position of Covad Communications Group, Inc. as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                         /s/ ERNST & YOUNG LLP


Walnut Creek, California
January 21, 2000, except for Note 9,
as to which the date is April 3, 2000

                        COVAD COMMUNICATIONS GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                               DECEMBER 31,
                                                                                         -------------------------
                                        ASSETS                                             1998          1999
                                                                                         ----------  -------------
CURRENT ASSETS:
   Cash and cash equivalents.........................................................    $  64,450   $    216,038
   Accounts receivable, net of allowances for uncollectibles of $220 and $2,857 at
     December 31, 1998 and 1999......................................................        1,933         15,393
   Short-term investments............................................................           --        551,319
   Unbilled revenue..................................................................          663          5,419
   Inventories.......................................................................          946          8,547
   Prepaid expenses..................................................................        1,183          6,048
   Other current assets..............................................................          514          1,219
                                                                                         ----------  -------------
     Total current assets ...........................................................       69,689        803,983
PROPERTY AND EQUIPMENT:
   Networks and communication equipment..............................................       55,189        233,260
   Computer equipment................................................................        4,426         24,057
   Furniture and fixtures............................................................        1,119          4,383
   Leasehold improvements............................................................        1,887          6,884
   Land..............................................................................           --          1,120
                                                                                         ----------  -------------
                                                                                            62,621        269,704
Less accumulated depreciation and amortization.......................................       (3,476)       (32,162)
                                                                                         ----------  -------------
     Net property and equipment......................................................       59,145        237,542
OTHER ASSETS:
   Restricted cash...................................................................          225         63,308
   Deposits .........................................................................          337          1,131
   Deferred debt issuance costs, net ................................................        8,112         12,369
   Deferred charge, net..............................................................           --         20,529
   Other long term assets............................................................        1,911          8,744
                                                                                         ----------  -------------
                                                                                            10,585        106,081
                                                                                         ----------  -------------
     Total Assets....................................................................    $ 139,419   $  1,147,606
                                                                                         ==========  =============

                           LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

CURRENT LIABILITIES:
   Accounts payable..................................................................    $  14,975   $     41,126
   Unearned revenue..................................................................          551          5,238
   Accrued network costs.............................................................        1,866          8,798
   Other accrued liabilities.........................................................        3,854         27,104
   Current portion of capital lease obligations......................................          263            268
                                                                                         ----------  -------------
     Total current liabilities.......................................................       21,509         82,534
Long-term debt, net of discount......................................................      142,300        374,737
Long-term capital lease obligations..................................................          316             44
                                                                                         ----------  -------------
     Total liabilities...............................................................      164,125        457,315

Commitments and contingencies (see notes 4 and 8)

STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY):
Preferred stock ($0.001 par value):
   Authorized shares--30,000,000 at December 1998 and 5,000,000 at December 31,1999..           --             --
   Issued and outstanding shares--27,369,243 at December 31, 1998 and 0 at
     December 31, 1999...............................................................           18             --
Common Stock ($0.001 par value):
   Authorized shares--65,000,000 at December 31, 1998 and 190,000,000 at
     December 31,1999 ...............................................................           --             --
   Issued and outstanding shares--26,491,494 at December 31, 1998 and
     132,331,316 at December 31, 1999................................................           12             82
Common Stock--Class B ($0.001 par value)
   Authorized shares--0 at December 31, 1998 and 10,000,000 at December 31, 1999 ....           --             --
   Issued and outstanding shares--0 at December 31, 1998 and 6,379,177 at
   December 31, 1999.................................................................           --              6
Additional paid-in capital...........................................................       30,685        851,589
Deferred compensation................................................................       (4,688)        (6,513)
Accumulated other comprehensive income, net of tax effect............................           --         91,257
Accumulated deficit .................................................................      (50,733)      (246,130)
                                                                                         ----------  -------------
     Total stockholders' equity (net capital deficiency).............................      (24,706)       690,291
                                                                                         ----------  -------------
     Total liabilities and stockholders' equity (net capital deficiency).............    $ 139,419   $  1,147,606
                                                                                         ==========  =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                           1997          1998           1999
                                                                        ------------ -------------  -------------
Revenues.............................................................   $        26  $     5,326    $     66,488
Operating expenses:
   Network and product costs.........................................            54         4,562         55,347
   Sales, marketing, general and administrative......................         2,374        31,043        140,372
   Amortization of deferred compensation.............................           295         3,997          4,768
   Depreciation and amortization.....................................            70         3,406         37,602
                                                                        ------------ -------------  -------------
     Total operating expenses........................................         2,793        43,008        238,089
                                                                        ------------ -------------  -------------
Loss from operations.................................................        (2,767)      (37,682)      (171,601)
Interest income (expense):
   Interest income...................................................           167         4,778         20,676
   Interest expense..................................................           (12)      (15,217)       (44,472)
                                                                        ------------ -------------  -------------
   Net interest income (expense).....................................           155       (10,439)       (23,796)
                                                                        ------------ -------------  -------------
Net loss.............................................................        (2,612)      (48,121)      (195,397)
Preferred dividends..................................................            --            --         (1,146)
                                                                        ------------ -------------  -------------
Net loss attributable to Common Stockholders.........................   $    (2,612) $    (48,121)  $   (196,543)
                                                                        ============ =============  =============
Net loss per share--basic and diluted................................   $     (0.35) $      (3.75)  $      (1.83)
                                                                        ============ =============  =============
   Weighted average shares used in computing net loss per
     share--basic and diluted........................................     7,360,978    12,844,203    107,647,812
                                                                        ============ =============  =============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
                    (AMOUNTS IN 000'S, EXCEPT SHARE AMOUNTS)


                                                CONVERTIBLE PREFERRED
                                                        STOCK                    COMMON STOCK          ADDITIONAL
                                              --------------------------  ---------------------------   PAID-IN        DEFERRED
                                                 SHARES        AMOUNT        SHARES        AMOUNT       CAPITAL      COMPENSATION
                                              -------------  -----------  -------------  ------------  ----------   --------------
Initial issuance of Common Stock...........             --   $       --     27,000,000   $        12   $      38    $          --
Repurchase of Common Stock.................             --           --     (5,423,166)           (3)         (7)              --
Issuance of Common Stock...................             --           --      3,985,875             2          66               --
Issuance of Series A Preferred Stock ......      1,125,000            1             --            --         249               --
Issuance of Series B Preferred Stock
   (net of $43 of financing costs).........     25,500,002           17             --            --       8,440               --

Deferred compensation .....................             --           --             --            --         906             (906)
Amortization of deferred...................             --           --             --            --          --              295
Net loss...................................             --           --             --            --          --               --
                                              -------------  -----------  -------------  ------------  ----------   --------------
Balances at December 31, 1997 .............     26,625,002           18     25,562,709            11       9,692             (611)
Issuance of Common Stock...................             --           --        928,785             1         570               --
Issuance of Series B Preferred Stock.......        150,003           --             --            --         100               --
Issuance of Series C Preferred Stock.......        594,238           --             --            --       1,100               --
Issuance of Common Stock warrants as part
   of debt offering issuance  costs........             --           --             --            --       2,928               --
Issuance of Common Stock warrants
   Pursuant to debt offering...............             --           --             --            --       8,221               --
Deferred compensation .....................             --           --             --            --       8,074           (8,074)
Amortization of deferred compensation......             --           --             --            --          --            3,997
Net loss...................................             --           --             --            --          --               --
                                              -------------  -----------  -------------  ------------  ----------   --------------
Balances at December 31, 1998..............    (27,369,243)          18     26,491,494            12      30,685           (4,688)
Issuance of Common Stock ..................             --           --     48,999,989            33     725,708               --
Issuance of Common Stock upon exercise of
   warrants................................             --           --     15,652,382            10          (5)              --
Issuance of Series C and D Preferred
   Stock...................................      9,568,766            6             --            --      59,994               --
Deferred charge related to issuance of
   Series C and D Preferred Stock .........             --           --             --            --      28,700               --
Conversion of Series A, Series B and
   Series C Preferred Stock to Common
   Stock...................................    (27,369,243)         (18)    41,053,864            27          (9)              --
Conversion of Series C1 and D1
   Preferred stock.........................     (9,568,766)          (6)     6,379,177             6          --               --
Preferred dividends .......................             --           --        133,587            --         (77)              --
Conversion of convertible Preferred Stock..             --           --             --            --          --               --
Deferred compensation......................             --           --             --            --       6,593           (6,593)
Amortization of deferred compensation......             --           --             --            --          --            4,768
Unrealized gains (losses) on investments...             --           --             --            --          --               --
Net loss...................................             --           --             --            --          --               --
                                              -------------  -----------  -------------  ------------  ----------   --------------
Balances at December 31, 1999..............             --           --    138,710,493   $        88   $ 851,589    $      (6,513)
                                              =============  ===========  =============  ============  ==========   ==============


                                                                                        TOTAL
                                               ACCUMULATED OTHER                     STOCKHOLDERS'
                                                 COMPREHENSIVE      ACCUMULATED   EQUITY (NET CAPITAL
                                                    INCOME            DEFICIT         DEFICIENCY)
                                              -------------------  -------------  -------------------
Initial issuance of Common Stock...........   $               --   $         --   $               50
Repurchase of Common Stock.................                   --             --                  (10)
Issuance of Common Stock...................                   --             --                   68
Issuance of Series A Preferred Stock ......                   --             --                  250
Issuance of Series B Preferred Stock
   (net of $43 of financing costs).........                   --                               8,457

Deferred compensation .....................                   --                                  --
Amortization of deferred...................                   --                                (295)
Net loss...................................                   --         (2,612)              (2,612)
                                              -------------------  -------------  -------------------
Balances at December 31, 1997 .............                   --         (2,612)               6,498
Issuance of Common Stock...................                   --             --                  571
Issuance of Series B Preferred Stock.......                   --             --                  100
Issuance of Series C Preferred Stock.......                   --             --                1,100
Issuance of Common Stock warrants as part
   of debt offering issuance  costs........                   --             --                2,928
Issuance of Common Stock warrants
   Pursuant to debt offering...............                   --             --                8,221
Deferred compensation .....................                   --             --                   --
Amortization of deferred compensation......                   --             --                3,997
Net loss...................................                   --        (48,121)             (48,121)
                                              -------------------  -------------  -------------------
Balances at December 31, 1998..............                   --        (50,733)             (24,706)
Issuance of Common Stock ..................                   --             --              725,741
Issuance of Common Stock upon exercise of
   warrants................................                   --             --                    5
Issuance of Series C and D Preferred
   Stock...................................                   --             --               60,000
Deferred charge related to issuance of
   Series C and D Preferred Stock .........                   --             --               28,700
Conversion of Series A, Series B and
   Series C Preferred Stock to Common
   Stock...................................                   --             --                   --
Conversion of Series C1 and D1
   Preferred stock.........................                   --             --                   --
Preferred dividends .......................                   --             --                  (77)
Conversion of convertible Preferred Stock..                   --             --                   --
Deferred compensation......................                   --             --                   --
Amortization of deferred compensation......                   --             --                4,768
Unrealized gains (losses) on investments...               91,257             --               91,257
Net loss...................................                   --       (195,397)            (195,397)
                                              -------------------  -------------  -------------------
Balances at December 31, 1999..............   $           91,257   $   (246,130)  $          690,291
                                              ===================  =============  ===================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000'S)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1997      1998        1999
                                                                                 ----------- ---------- -----------
OPERATING ACTIVITIES:
Net loss........................................................................ $   (2,612) $ (48,121) $ (195,397)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization................................................         70      3,406      37,602
   Loss on disposition of equipment.............................................         --         --         358
   Amortization of deferred compensation........................................        295      3,997       4,768
   Accreted interest and amortization of debt discount and deferred debt issuance costs.............................................................
                                                                                         --     16,009      20,269
   Net changes in operating assets and liabilities:
     Accounts receivable........................................................        (25)    (1,908)    (13,460)
     Unbilled revenue...........................................................         (4)      (659)     (4,756)
     Inventories................................................................        (43)      (903)     (7,601)
     Prepaid expenses and other current assets..................................       (369)    (1,328)     (5,570)
     Accounts payable...........................................................        651     14,324      26,151
     Unearned revenue...........................................................          7        544       4,687
     Other current liabilities..................................................        135      5,585      30,182
                                                                                 ----------- ---------- -----------
       Net cash used in operating activities....................................     (1,895)    (9,054)   (102,767)

INVESTING ACTIVITIES:
Purchase of restricted investment...............................................       (210)       (15)    (73,435)
Redemption of restricted investments............................................         --         --      13,214
Purchase of investments.........................................................                    --    (460,062)
Deposits........................................................................        (31)      (306)       (794)
Long-term assets................................................................         --     (1,428)     (6,833)
Purchase of property and equipment..............................................     (2,253)   (59,503)   (208,186)
                                                                                 ----------- ---------- -----------
       Net cash used in investing activities....................................     (2,494)   (61,252)   (736,096)

FINANCING ACTIVITIES:
Net proceeds from issuance of long-term debt and warrants.......................         --    129,328     205,049
Principal payments under capital lease obligations..............................        (48)      (238)       (267)
Proceeds from Common Stock issuance, net of repurchase..........................        108        571     725,746
Proceeds from preferred stock issuance..........................................      8,707      1,200      60,000
Offering costs related to Common Stock offering.................................         --       (483)        (77)
                                                                                 ----------- ---------- -----------
       Net cash provided by financing activities................................      8,767    130,378     990,451
                                                                                 ----------- ---------- -----------
       Net increase in cash and cash equivalents................................      4,378     60,072     151,588
Cash and cash equivalents at beginning of year..................................         --      4,378      64,450
                                                                                 ----------- ---------- -----------
Cash and cash equivalents at end of year........................................ $    4,378  $  64,450   $ 216,038
                                                                                 =========== ========== ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest.......................................... $       9   $      99  $   13,257
                                                                                 ========== =========== ===========

SUPPLEMENTAL SCHEDULE ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Equipment purchased through capital lease....................................... $     831   $      34  $      --
                                                                                 ========== ========== ===========
Warrants issued for equity commitment........................................... $      --   $   2,928  $      --
                                                                                 ========== ========== ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

     Covad Communications Group, Inc. (the "Company") is a high-speed Internet and network access provider offering digital subscriber line ("DSL") services to Internet Service Provider ("ISP") and enterprise customers. ISPs purchase the Company's services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase the Company's services to provide employees with remote access to their Local Area Networks to improve employee productivity and reduce operating costs. The Company's services are provided over standard copper telephone lines at considerably faster speeds than available through a standard modem.

     The Company's operations are subject to significant risks and uncertainties including competitive, financial, developmental, operational, growth and expansion, technological, regulatory, and other risks associated with an emerging business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates.

     INITIAL PUBLIC OFFERING

     In January 1999, the Company completed an initial public offering of 20,182,500 shares of Common Stock at a purchase price of $8 per share. Net proceeds to the Company aggregated approximately $150.2 million. In connection with the offering, all of the preferred stock outstanding automatically converted into 41,053,864 shares of Common Stock and 6,379,177 shares of Class B Common Stock (which are convertible into 14,353,148 shares of Common Stock). The Company's Board of Directors and stockholders also approved an amendment to the Company's Articles of Incorporation to increase the total number of shares which the Company is authorized to issue to 205,000,000 shares, of which 200,000,000 is Common Stock and 5,000,000 is preferred stock.

     REVENUE RECOGNITION

     Revenue related to installation of service and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Revenue recognized for which the customer has not been billed is recorded as unbilled revenue until the period such billings are made. Amounts billed in advance of providing services are recorded as unearned revenue until the period such services are provided. For the year ended December 31, 1998, one customer accounted for approximately 17% of the Company's revenue. For the year ended December 31, 1999, two customers accounted for 15% and 14% percent of the Company's revenues.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments, with a maturity of three months or less from the date of original issuance, to be cash equivalents.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


       RESTRICTED CASH

       As of December 31, 1998, the Company had $225,000, in commercial deposits held in the Company's name but restricted as security for certain of the Company's capital lease financing arrangements. As of December 31, 1999, the Company had $63,308,000 (net of an unrealized loss of $918,000) in U.S. Treasury investments and commercial deposits for the payment of interest on the Company's 1999 notes and as security for certain lease financing arrangements.

       CONCENTRATION OF CREDIT RISK AND CREDIT RISK EVALUATIONS

       Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Company's cash and investment policies limit cash equivalents, restricted cash and short-term investments to short-term, investment grade instruments. Cash and cash equivalents, restricted cash and short-term investments are held with various domestic financial institutions with high credit standing. The Company has not experienced any significant losses on its cash and cash equivalents, restricted cash or short-term investments. The company conducts business with companies in various industries, primarily in the United States. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base. In addition, the Company typically offers its customers credit terms. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Allowances are maintained for potential credit issues and such losses to date have been within management's expectations.

       INVENTORIES

       Inventories are stated at the lower of cost or market and consist primarily of customer premise equipment. Costs are based on the "first-in, first-out" method.

       PROPERTY AND EQUIPMENT

       Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

       Leasehold improvements..................    15 years or life of the lease
       Electronic communication equipment......    2 to 5 years
       Furniture and fixtures..................    3 to 7 years
       Computer equipment......................    3 years
       Office equipment........................    2 to 5 years
       Computer software.......................    2 to 7 years

       SOFTWARE DEVELOPMENT COSTS

       The Company capitalizes costs associated with the design, deployment and expansion of the Company's network including internally and externally developed software in accordance with Financial Accounting Standard Board No. 86 "Software Development Costs" ("FAS 86") and Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), respectively. Costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. Capitalized external software costs include the actual costs to purchase software from vendors. Capitalized internal software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages. Capitalized internal labor costs for the years ending December 31, 1997, 1998 and 1999 were $139,000, $3,063,000 and $15,733,000, respectively. Capitalized interest cost for the years ending December 31, 1997, 1998 and 1999 were none, $908,000 and $2,756,000, respectively.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


       EQUIPMENT UNDER CAPITAL LEASES

       The Company leases certain of its equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease, whichever is less. Assets under capital lease are amortized over the lease term or useful life of the assets.

       ACCOUNTING FOR STOCK-BASED COMPENSATION

       The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") and makes the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS123").

       ADVERTISING COSTS

       The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was $120,000, $1,500,000 and $25,798,000, respectively.

       INCOME TAXES

       Due to the Company's overall loss position, there is no provision for income taxes for 1997, 1998 or 1999.

       The reconciliation of income tax computed at the US federal statutory rate to income tax expense is as follows:

                                                                          DECEMBER 31,
                                                         ------------------------------------------------
                                                              1997             1998            1999
                                                         ---------------  --------------- ---------------
       Federal at 34%, statutory......................   $     (757,000)  $  (16,363,000) $  (66,435,000)
       Nondeductible interest.........................               --          911,000       2,050,000
       Losses with no current benefits................          757,000       15,436,000      64,306,000
       Other..........................................               --           16,000          79,000
                                                         ---------------  --------------- ---------------
       Provision......................................   $           --   $           --  $           --
                                                         ===============  =============== ===============

       Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                                  DECEMBER 31,
                                                                         --------------------------------
                                                                              1998             1999
                                                                         ---------------  ---------------
       Deferred tax assets:
          Net operating loss carryforwards.............................. $   16,000,000       45,462,000
          Accrued interest..............................................           --         15,977,000
          Other.........................................................      2,500,000        1,846,000
                                                                         ---------------  ---------------
            Total Net deferred tax assets...............................     18,500,000       63,285,000
       Valuation allowance..............................................    (18,500,000)     (26,782,000)
                                                                         ---------------  ---------------
            Total tax deferred assets...................................             --       36,503,000
       Unrealized gain on investments...................................             --      (36,503,000)
                                                                         ---------------  ---------------
            Net deferred tax assets..................................... $           --               --
                                                                         ===============  ===============

       Realization of the Company's deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $8,282,000 during 1999.

       As of December 31, 1999, the Company had federal net operating loss carryforwards for federal tax purposes of approximately $219.5 million which expire in the years 2012 through 2019, if not utilized. The Company also had

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

net operating losses carryforwards for state income tax purposes of approximately $122.3 million expiring in year 2004, if not utilized.

       The tax benefits associated with employee stock options provide a deferred tax benefit of $14.5 million for the year-ended December 31, 1999. The deferred tax benefit has been offset by a valuation allowance and will be credited to additional paid-in capital when realized.

       The utilization of the net operating loss is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value for financial instruments:

       CASH, CASH EQUIVALENTS AND RESTRICTED CASH. The carrying amount approximates fair value.

       SHORT TERM INVESTMENT. The fair values of short-term investments were estimated based on quoted market prices.

       BORROWINGS. The fair values of borrowings, including long-term debt, capital lease obligations and other obligations, were estimated based on quoted market prices, where available, or by discounting the future cash flows using estimated borrowing rates at which similar types of borrowing arrangements with the same remaining maturities could be obtained by the Company. For all borrowings outstanding at December 31, 1998 and 1999, fair value approximates recorded value.

       LOSS PER SHARE

       Basic loss per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's Common Stock, after giving consideration to shares subject to repurchase, outstanding during the period.

       Diluted loss per share is determined in the same manner as basic loss per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method. The diluted loss per share amount is the same as basic loss per share which has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed is not dilutive.

       The consolidated financial statements applicable to the prior periods have been restated to reflect a three-for-two stock split effective May 1999.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

       The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                                                                      YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------------
                                                                 1997            1998            1999
                                                           --------------  --------------  --------------
                                                           (IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
       Net loss..........................................  $      (2,612)  $     (48,121)  $    (195,397)
       Preferred dividends...............................             --              --          (1,146)
                                                           --------------  --------------  --------------
       Net loss attributable to common stockholders......  $      (2,612)  $     (48,121)  $    (196,543)
                                                           ==============  ==============  ==============
       Basic and diluted:
          Weighted average shares of Common Stock
            outstanding..................................     24,797,854      25,886,940     115,675,656
          Less: Weighted average shares subject to
            repurchase...................................     17,436,876      13,042,737       8,027,844
                                                           --------------  --------------  --------------
       Weighted average shares used in computing basic
          and diluted net loss per share.................      7,360,978      12,844,203     107,647,812
                                                           ==============  ==============  ==============
       Basic and diluted net loss per share..............  $       (0.35)  $       (3.75)  $       (1.83)
                                                           ==============  ==============  ==============

       If the Company had reported net income, the calculation of historical diluted earnings per share would have included an additional 8,574,189, 43,282,296 and 26,517,674 common equivalent shares related to the outstanding stock options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 1997, 1998 and 1999, respectively.

       KEY SUPPLIERS

       The Company is dependent on limited source suppliers for certain equipment used to provide its services. The Company has generally been able to obtain an adequate supply of equipment. In addition, the Company believes that there are alternative suppliers for the equipment used to provide its services. However, an extended interruption in the supply of equipment currently obtained from limited source suppliers could adversely affect the Company's business and results of operations.

       ACCOUNTS RECEIVABLE ALLOWANCE

       The Company's reserve for uncollectible accounts receivable was $220,000 and $2,857,000 at December 31, 1998 and 1999, respectively. No significant charges were made against this reserve as of December 31, 1999.

       BUSINESS SEGMENTS

       For management purposes, the Company is viewed as one entity with a Chief Executive Officer ("CEO"), who is the Chief Operating Decision Maker. Financial position and results of operations for the entity are provided to the CEO in a format similar to the accompanying financial statements. The Company's management makes financial decisions and allocates resources based on these financial statements.

       SHORT-TERM INVESTMENTS

       At December 31, 1999, all of the Company's investments were classified as available for sale. Investments were also classified as short-term, as their maturing date was less than one year from the balance sheet date. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation at the end of each period. Unrealized gains and losses on short-term investments as of December 31, 1999, are included as a separate component of stockholders' equity, net of any related tax effect. The amount of realized gains or losses for the years ended December 31, 1997, 1998 and 1999 was not significant.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

       The following table summarizes the Company's investments:


                                                                           DECEMBER 31, 1999
                                                         ------------------------------------------------------
                                                                          GROSS         GROSS
                                                          AMORTIZED     UNREALIZED    UNREALIZED
                                                            COST          GAINS         LOSSES      FAIR VALUE
                                                         -----------  -------------  ------------  ------------
                                                                            (AMOUNT IN $000'S)
       Commercial paper...............................   $  373,007   $        125            --   $   373,132
       Corporate notes................................       53,767             --          (596)       53,171
       Equity securities..............................       32,200         92,816            --       125,016
                                                         -----------  -------------  ------------  ------------
          Total available for sale securities.........   $  458,974   $     92,941   $      (596)  $   551,319
                                                         ===========  =============  ============  ============

     The company also had a net unrealized loss of $168,000 on cash and cash equivalents and an unrealized loss of $920,000 on long term U.S. Treasury investments, classified as Restricted Cash on the Company's balance sheet.

2.  DEBT

     On March 11, 1998, the Company completed a private placement (the "1998 Private Offering") through the issuance of 260,000 units (the "Units"), each unit consisting of $1,000 in principal amount at maturity of 13 1/2% Senior Discount Notes due 2008 (the "1998 notes") and one warrant, initially exercisable to purchase 43.7346 shares of Common Stock, $0.001 par value, of the Company (the "Unit Warrants"). Net proceeds from the 1998 Private Offering were approximately $129.6 million, after transaction costs of approximately $5.5 million.

     The principal amount of the 1998 notes will accrete from the date of issuance at the rate of 13 1/2% per annum through March 15, 2003, compounded semi-annually, and thereafter bear interest at the rate of 13 1/2% per annum, payable semi-annually, in arrears on March 15 and September 15 of each year, commencing on September 15, 2003. The 1998 notes are unsecured senior obligations of the Company that will mature on March 15, 2008. The 1998 notes will be redeemable at the option of the Company at any time after March 15, 2003 plus accrued and unpaid interest thereon, if any, to the redemption date.

     The 1998 notes were originally recorded at approximately $126.9 million, which represents the $135.1 million in gross proceeds less the approximate $8.2 million value assigned to the Unit Warrants, which is included in additional paid-in capital. The value assigned to the Unit Warrants, representing debt discount, is being amortized over the life of the 1998 notes. Debt issuance costs were incurred through the issuance of additional warrants associated with the commitment of equity by certain investors. The debt issuance costs are also being amortized over the life of the 1998 notes. For the years ended December 31, 1998 and 1999, the accretion of the 1998 notes and the amortization of debt discount and debt issuance costs was $16.0 million and $22.3 million, respectively, of which $15.1 million and $21.0 million, respectively, is included in interest expense and $900,000 and $1.3 million, respectively, is capitalized in property, plant and equipment.

     The Unit Warrants have ten year terms, have exercise prices of $0.0022 per share (subject to adjustment in certain events), contain net exercise provisions and are currently exercisable.

     On February 18, 1999, the Company completed the issuance of $215.0 million senior debt notes (the "1999 notes"). Net proceeds from the 1999 notes were approximately $205.0 million after transaction costs of approximately $9.9 million, which are being amortized over the life of the notes. Amortization expense related to the transaction cost was $827,000 for year ended December 31,1999. The principal amount of the 1999 notes bears interest at the rate of 12 1/2% per annum through February 15, 2009, compounded semi-annually, and thereafter bears interest at the rate of 12 1/2% per annum, payable semi-annually, in arrears on February 15 and August 15 of each year, commencing on August 15, 1999. The 1999 notes are unsecured senior obligations of the Company that will mature on February 15, 2009. The notes will be redeemable at the option of the Company at any time after February 15, 2004 at stated redemption prices plus accrued and unpaid interest thereon.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company purchased approximately $74.1 million of government securities from the net proceeds, representing sufficient funds to pay the first six scheduled interest payments on the 1999 notes. These government securities are pledged as security for repayment of interest on the 1999 notes.

     On June 1, 1999, the Company completed an offer to exchange all outstanding 12 1/2% senior notes due February 15, 2009 for 12 1/2% senior notes due February 15, 2009, which have been registered under the Securities Act of 1933.

3.  CAPITAL LEASES

     The Company has entered into capital lease arrangements to finance the acquisition of certain operating assets, two of which have bargain purchase options. The original principal value of these leases totaled $865,000 as of December 31, 1999, and was equivalent to the fair value of the assets leased.

     Future minimum lease payments under capital leases are as follows:

YEAR ENDING DECEMBER 31,
-------------------------
   2000..................................................  $     294,000
   2001..................................................         44,000
   2002..................................................          4,000
   Thereafter............................................             --
                                                           --------------
                                                                 342,000

Less amount representing interest........................        (30,000)
Less current portion.....................................       (268,000)
                                                           --------------
     Total long-term portion.............................  $      44,000
                                                           ==============

     Accumulated amortization for equipment under capital leases is reflected in accumulated depreciation and amortization for property and equipment.

4.  OPERATING LEASES

     The Company leases vehicles, equipment, and office space under various operating leases. Future minimum lease payments by year under operating leases are as follows:

YEAR ENDING DECEMBER 31,
-------------------------
   2000.........................................................     5,852,000
   2001.........................................................     5,713,000
   2002.........................................................     5,023,000
   2003.........................................................     3,875,000
   2004.........................................................     3,292,000
   Thereafter...................................................     2,326,000
                                                                ---------------
     Total......................................................   $26,081,000
                                                                ===============

     Rental expense on operating leases totaled $131,000, $1,507,000 and $4,302,000 for the years ended December 31, 1997, 1998, and 1999, respectively.

5.  STOCKHOLDERS' EQUITY

     STRATEGIC INVESTMENT

     In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("Qwest"). As part of these strategic relationships, the Company received equity investments totaling approximately $60 million. The Company

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

recorded intangible assets of $28.7 million associated with these transactions which will be amortized over periods of three to six years. For the year ended December 31, 1999, amortization expense totaled $8.2 million.

     INITIAL PUBLIC OFFERING

     On January 27, 1999, the Company completed the initial public offering
(IPO) of 20,182,500 shares of the Company's Common Stock at a price of $8.00 per share. Net proceeds to the Company from the offering were $150.2 million after deducting underwriting discounts and commissions and offering expenses payable by the Company. As a result of the offering, 41,053,864 shares of the Common Stock and 6,379,177 shares of the Class B Common Stock (which are convertible into 14,353,148 shares of Common Stock) were issued upon the conversion of Preferred Stock, 133,587 shares of Common Stock were issued for cumulative but unpaid dividends on Series A and Series B Preferred Stock and 4,049,439 shares of Common Stock were issued upon the exercise of common warrants.

     SECONDARY OFFERING

     On June 23, 1999, the Company completed a public offering of 12,937,500 shares of Common Stock sold by certain stockholders of the Company. The Company did not sell any shares in this offering. Accordingly, there were no net proceeds to the Company from this offering. The Company incurred offering expenses of approximately $600,000.

     SECOND PUBLIC OFFERING

     On November 3, 1999 the Company completed a public offering of 22,425,000 shares of Common Stock sold by the Company and certain stockholders of the Company. The net proceeds to the Company from this offering were $568.8 million after deducting underwriting discounts and commissions and offering expenses.

     COMMON STOCK

     Shares of Common Stock outstanding at December 31, 1998 and December 31,1999 were 26,491,494 and 132,331,316 shares, respectively, of which 10,739,437 and 6,679,313 shares, respectively, remain subject to repurchase provisions which generally lapse over a four-year period from the date of issuance. Shares of Class B Common Stock outstanding at December 31, 1998 and December 31, 1999 were 0 and 6,379,177, respectively, of which no shares remain subject to repurchase.

     Common Stock reserved for future issuance as of December 31, 1999 is as follows:

Outstanding options..............................................    24,522,633
Options available for grant......................................     1,905,080
Employee stock purchase plan.....................................     2,872,836
Warrants outstanding.............................................     1,995,041
                                                                   ------------
       Total.....................................................    31,295,590
                                                                   ============

PREFERRED STOCK DIVIDENDS

     The holders of Series A, Series B and Series C were entitled to receive in any fiscal year, dividends at the rate of $0.0111 per share, $0.0267 per share and $0.1487 per share, respectively, payable in preference and priority to any payment of dividends on Common Stock. The rights to such dividends were cumulative and accrue to the holders to the extent they were not declared or paid and were payable, in cash or Common Stock, only in the event of a liquidation, dissolution or winding up of the Company, or other liquidity event (as defined in the Certificate of Incorporation). The cumulative dividends at December 31, 1998 and December 31,1999 for Preferred Stock were approximately $1,085,000 and $ 1,146,000, respectively, which were converted into 133,587 shares of Common Stock in connection with the IPO.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6.  EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION PLAN

     Effective September 1, 1997, the Company adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not match contributions by plan participants.

1998 EMPLOYEE STOCK PURCHASE PLAN

     In January 1999, the Company adopted the 1998 Employee Stock Purchase Plan. The Company has reserved a total of 3,375,000 shares of Common Stock for issuance under the plan. Eligible employees may purchase Common Stock at 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable twenty-four month offering period or the last day of the applicable six month purchase period.

STOCK OPTION PLANS

     In 1997, the Company adopted the Covad Communications Group, Inc. 1997 Stock Plan (the "Plan"). The Plan provides for the grant of stock purchase rights and options to purchase shares of Common Stock to employees and consultants from time to time as determined by the Board of Directors. The options expire from two to eight years after the date of grant. As of December 31, 1999 the Plan has reserved 34,920,770 shares of the Company's Common Stock for sale and issuance under the Plan at prices to be determined by the Board of Directors.

     The following table summarizes stock option activity for the year ended December 31, 1997, 1998 and December 31, 1999:

                                                                        NUMBER OF
                                                                        SHARES OF         OPTION PRICE
                                                                       COMMON STOCK         PER SHARE
                                                                      ---------------- --------------------
       Granted....................................................          8,648,438  $    0.022 - $ 0.03
       Exercised..................................................            (13,500)      --    - $ 0.02
       Cancelled..................................................            (60,750) $    0.022 - $ 0.03
                                                                      ---------------- --------------------
       Balance as of December 31, 1997............................          8,574,188  $    0.022 - $ 0.03

       Granted....................................................         21,077,955  $    0.067 - $ 5.44
       Exercised..................................................           (466,863) $    0.022 - $ 0.45
       Cancelled..................................................         (1,627,730) $    0.022 - $ 5.29
                                                                      ---------------- --------------------
       Balance as of December 31, 1998............................         27,557,550  $    0.022 - $ 5.44

       Granted....................................................          8,774,658  $    0.007 - $44.67
       Exercised..................................................         (8,012,683) $    0.007 - $38.17
       Cancelled..................................................         (3,796,892) $    0.147 - $43.42
                                                                      ---------------- --------------------
       Balance as of December 31, 1999............................         24,522,633  $   0.0007 - $44.67
                                                                      ================ ====================

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The following is a summary of the status of stock options outstanding at December 31, 1999:

                                              OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                 -----------------------------------------------  -------------------------------
                                                 WEIGHTED-        WEIGHTED-                        WEIGHTED-
              EXERCISE              NUMBER OF   AVERAGE LIFE       AVERAGE          NUMBER OF   AVERAGE EXERCISE
             PRICE RANGE            SHARES       REMAINING      EXERCISE PRICE       SHARES         PRICE
       ------------------------  -------------- -------------  -----------------  -------------- ----------------
           $ .007 - $ 6.33          16,509,627           6.1   $           1.14       3,592,692  $          1.05
           $ 1.33 - $12.67           1,704,315           7.0   $           7.55         326,487  $          7.55
           $12.67 - $19.00              25,614           7.1   $          18.61           2,757  $         18.61
           $19.00 - $25.33              34,500           7.1   $          20.96           5,502  $         20.91
           $25.33 - $31.67           2,944,256           7.4   $          28.41         166,840  $         28.38
           $31.67 - $38.00           1,754,922           7.5   $          34.50          65,499  $         36.21
           $38.00 - $44.33           1,534,774           7.3   $          40.69         151,818  $         40.23
           $44.33 - $50.67              14,625           5.6   $          44.67           2,432  $         44.67
                                 -------------- -------------  -----------------  -------------- ----------------
                                    24,522,633           6.5   $           9.79       4,314,027  $          4.57
                                 ============== =============  =================  ============== ================

     During the year ended December 31, 1997, the Company recorded deferred compensation of $906,000 as a result of granting stock options and issuing restricted stock with exercise or issue prices per share below the revised fair value per share of the Company's Common Stock at the date of grant or issuance. This amount was recorded as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options using a graded vesting method. Such amortization was $295,000 for the year ended December 31, 1997. During the year ended December 31, 1998, the company recorded additional deferred compensation of approximately $8.1 million. Amortization of deferred compensation during this same period was approximately $4.0 million. During the year ended December 31, 1999, the Company recorded additional deferred compensation of approximately $6.6 million. Amortization of deferred compensation during this same period was approximately $4.8 million.

STOCK-BASED COMPENSATION

     Pro forma information regarding the results of operations and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options using the fair value method of FAS 123. The fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model.

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercised price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of the estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     For the years ended December 31, 1997, 1998 and 1999, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

                                                                     1997     1998      1999
                                                                    -------  --------  -------
     Expected life of options in years...........................      4.0       4.0      4.0
     Volatility..................................................    123.5%    123.5%   123.5%
     Risk-free interest rate.....................................      7.0%      7.0%     7.0%
     Expected dividend yield.....................................     0.00%     0.00%    0.00%

     The weighted average fair value of stock options granted during the years ended December 31, 1997, 1998 and 1999 was $0.11, $0.91 and $9.79 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period which would result in an increase in net loss of approximately $12,000, $1.7 million and $35.2 million for the years ended December 31, 1997, 1998 and 1999, respectively. The result of applying FAS 123 to the Company's option grants was not material to the results of operations or loss per share for the year ended December 31, 1997 and would have increased the net loss per share by $0.13 per share and $0.33 per share for the year ended December 31, 1998 and 1999, respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1997, 1998, and 1999 is not representative of the effects on net loss for future years, as future years will include the effects of additional years of stock option grants.

7. RELATED PARTY TRANSACTIONS

     The Company purchases equipment from a supplier which is partially owned by an investor in the Company. Purchases from this supplier totaled $85,000, $5,844,000 and $45,695,000 for the years ending December 31, 1997, 1998 and
1999, respectively. During 1999, an unrelated party acquired this supplier, as such, the Company had no financial interest in them by year end December 31,1999. In addition, the Company acquired an interest in a new supplier. Purchases from this new supplier totaled $3,401,000 for the year ended December 31, 1999.

8. LEGAL PROCEEDINGS

     The Company is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to the Company in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. For example, the Company is currently involved in commercial arbitration proceedings with Pacific Bell over these issues. The Company has also filed a lawsuit against Pacific Bell and certain of its affiliates, including SBC Communications, in federal court. The Company is pursuing a variety of contract, tort, and antitrust and other claims, such as violations of the Telecommunications Act, in these proceedings. In November 1998, the Company prevailed in its commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with the Company and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding the Company direct damages, as well as attorneys fees and costs of the arbitration. Pacific Bell is currently attempting to have the decisions vacated. Meanwhile, the arbitration panel is evaluating the Company's claim.

     The Company also filed a lawsuit against Bell Atlantic and its affiliates in federal court and is pursuing antitrust and other claims in this lawsuit. In addition, Bell Atlantic has separately filed suit against the Company asserting infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." However, on February 18, 2000 the court issued a summary judgment ruling holding that the Company had not infringed Bell Atlantic's patent. Bell Atlantic has filed a notice of appeal with respect to the court's ruling. While the Company expects that it would prevail on an appeal, the outcome of such an appeal is uncertain.

     A former employee of the Company has filed a complaint against the Company in California Superior Court, alleging that he was terminated wrongfully and is entitled to commissions and other amounts arising from his

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

employment. The Company believes that this employee resigned and that it does not owe him any money, but litigation is unpredictable and there is no guarantee the Company will prevail. Another group of former employees of the Company have filed a Complaint against the Company in California Superior Court alleging that they were terminated wrongfully and are entitled to other amounts arising from their employment. The Company believes it has valid defenses and does not own them any money. Another employee has filed a complaint against the Company in California Superior Court, alleging that he was terminated wrongfully based on his age. The Company also believes that it does not owe this employee any money. Litigation is unpredictable and there is no guarantee the Company will prevail. Failure to resolve these various legal disputes and controversies without excessive delay and cost and in a manner that is favorable, could significantly harm the business.

     The Company is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general and the Company's interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to our agreements. The results of any of these proceedings could harm the business.

9. SUBSEQUENT EVENTS

     On January 28, 2000, the Company completed a private placement of $425.0 million aggregate principal amount of the Company's 12% senior notes (the "2000 notes") due 2010. The 2000 notes are unsecured senior obligations of the Company maturing on February 15, 2010 and are redeemable at the option of the Company any time after February 15, 2005 at stated redemption prices plus accrued and unpaid interest thereon. Net proceeds from the 2000 notes were approximately $413.3 million, after discounts, commissions and other transaction costs of approximately $11.7 million. The discount and debt issuance costs are being amortized over the life of the 2000 notes. These notes were sold in a private placement under Rule 144A and Regulation S under the Securities Act of 1933, as amended.

     The Company has filed a registration statement covering an offer to exchange new registered 12% senior notes due February 15, 2010 for all outstanding 12% senior notes due February 15, 2010.

     On February 15, 2000 the Company's Board of Directors adopted a Stockholder Protection Rights Plan under which stockholders received one right for each share of the Company's Common Stock or Class B Common Stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of the Company's outstanding shares of Common Stock. Each right entitles the holder to purchase from the Company, as provided by the Stockholder protection Rights Agreement, one one-thousandth of a share of Participating Preferred Stock, par value $.001 per share, for $400.00, subject to adjustment.

     On March 7, 2000, the Company announced a 3-for-2 stock split, which was effectuated through a stock dividend. The Company's Common Stock began trading on a split adjusted basis on April 3, 2000. All share and per share numbers in the accompanying consolidated financial statements have been retroactively adjusted to reflect this split.

     On March 20, 2000 the Company completed the acquisition of Laser Link.Net, a leading provider of branded internet access, based in Media, Pennsylvania in a transaction to be accounted for as a purchase. Under the acquisition agreement, the Company issued 6.45 million shares of common stock and stock options for all Laser Link.Net outstanding, common shares and stock options, plus assumption of all outstanding debt. The Company anticipates that this acquisition will allow the Company to provide a turnkey broadband access solution to companies and affinity groups who want to offer broadband internet services to their customers, members, or affiliates. Laser Link.Net currently provides a similar service using dial-up access. The total consideration related to the acquisition, was approximately $411.1 million.

                        COVAD COMMUNICATIONS GROUP, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                              JUNE 30,2000
                                                              ------------
Current assets:
   Cash and cash equivalents................................  $    422,820
   Accounts receivable, net.................................        32,054
   Short-term investments...................................       340,334
   Unbilled revenue.........................................         7,555
   Inventories..............................................        18,362
   Prepaid expenses and other current assets................        19,500
                                                              ------------
      Total current assets..................................       840,625
Property and equipment, net.................................       466,137
Restricted cash.............................................        52,078
Goodwill and other intangible assets, net...................       375,172
Other assets, net...........................................        49,868
                                                              ------------
      Total assets..........................................  $  1,783,880
                                                              ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable.........................................  $     70,188
   Unearned revenue.........................................        11,253
   Accrued network costs....................................        10,190
   Other accrued liabilities................................        69,020
   Current portion of capital lease obligations.............           146
                                                              ------------
       Total current liabilities............................       160,797
Long-term debt, net.........................................       811,820
Long-term capital lease obligations.........................            25
Other long-term liabilities.................................        16,919
                                                              ------------
       Total liabilities....................................       989,561
Stockholders' equity:
   Common stock.............................................           138
   Common stock--Class B....................................             6
   Additional paid-in capital...............................     1,260,089
   Deferred compensation....................................        (8,361)
   Accumulated other comprehensive income...................        27,280
   Accumulated deficit......................................      (484,833)
                                                              ------------
       Total stockholders' equity...........................       794,319
                                                              ------------
       Total liabilities and stockholders' equity...........  $  1,783,880
                                                              ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                      JUNE 30                    JUNE 30
                                                              -------------------------  ------------------------
                                                                 2000          1999         2000         1999
                                                              ------------   ----------  ------------ -----------
Revenues..................................................    $    58,160    $ 10,833    $    99,967  $   16,429
Operating expenses:
   Network and product costs..............................         43,614       10,565        74,963      15,525
   Sales, marketing, general and administrative...........        102,462       24,976       187,907      43,089
   Depreciation and amortization..........................         24,285        8,671        41,717      13,318
   Amortization of goodwill and other intangible assets...         20,103           --        23,453          --
   Amortization of deferred compensation .................            725        1,234         1,911       2,887
   Write-off of in-process technology.....................             --           --         3,726          --
                                                              ------------   ----------  ------------ -----------
       Total operating expenses...........................        191,189       45,446       333,677      74,819
                                                              ------------   ----------  ------------ -----------
Income (loss) from operations.............................       (133,029)     (34,613)     (233,710)    (58,390)
Interest income (expense):
   Interest income........................................         13,353        4,585        27,180       8,094
   Interest expense.......................................        (25,590)     (11,824)      (46,960)    (20,460)
                                                              ------------   ----------  ------------ -----------
   Net interest income (expense)..........................        (12,237)      (7,239)      (19,780)    (12,366)
Other income..............................................         13,788           --        14,787          --
                                                              ------------   ----------  ------------ -----------
Net loss..................................................       (131,478)     (41,852)     (238,703)    (70,756)
Preferred dividends.......................................             --           --            --      (1,146)
                                                              ------------   ----------  ------------ -----------
Net loss attributable to common stockholders..............    $  (131,478)   $ (41,852)  $  (238,703) $  (71,902)
                                                              ============   ==========  ============ ===========
Basic and diluted net loss per common share...............    $     (0.86)   $   (0.41)  $     (1.59) $    (0.79)
                                                              ============   ==========  ============ ===========
Weighted average shares used in computing basic and
   diluted net loss per share.............................        153,403      102,235       150,060      91,396
                                                              ============   ==========  ============ ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                             SIX MONTHS ENDED
                                                                                                 JUNE 30,
                                                                                          ------------------------
                                                                                             2000         1999
                                                                                          ------------ -----------
Net cash used in operating activities...................................................  $  (105,643) $  (27,721)

INVESTING ACTIVITIES:

Cash acquired through acquisitions......................................................        3,948          --
Acquisition of business, net of cash acquired...........................................      (14,930)         --
Net sale (purchase) of investments......................................................      147,008     (20,000)
Purchase of restricted cash.............................................................           --     (74,103)
Redemption of restricted cash...........................................................       13,438          --
Purchase of property and equipment......................................................     (262,914)    (93,748)
Deposits................................................................................       (1,124)       (291)
Other assets............................................................................         (631)     (6,304)
                                                                                          ------------ -----------

Net cash used in investing activities...................................................     (115,205)   (194,446)

FINANCING ACTIVITIES:

Net proceeds from issuance of long-term debt............................................      413,269     205,076
Principal payments under capital lease obligations......................................         (141)       (129)
Proceeds from common stock issuance, net of offering costs..............................       14,502     150,318
Proceeds from preferred stock issuance..................................................           --      60,000
Payment of preferred dividends..........................................................           --         (77)
                                                                                          ------------ -----------
Net cash provided by financing activities...............................................      427,630     415,188
                                                                                          ------------ -----------

Net increase in cash and cash equivalents...............................................      206,782     193,021
Cash and cash equivalents at beginning of period........................................      216,038      64,450
                                                                                          ------------ -----------

Cash and cash equivalents at end of period..............................................  $   422,820  $  257,471
                                                                                          ============ ===========
Supplemental disclosures of cash flow information:......................................
   Cash paid during the period for interest.............................................  $    13,257  $       43
                                                                                          ------------ -----------

Issuance of common stock for acquisition of business....................................  $   391,968          --
                                                                                          ============ ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ materially from those estimates. The unaudited condensed consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts or transactions which required elimination.

     The unaudited condensed consolidated financial statements at June 30, 2000 and for the three and six months ended June 30, 2000 and 1999 are unaudited, but include all normal recurring adjustments and accruals which are necessary to fairly state the Company's consolidated financial position, results of operations and cash flows for the periods presented. Operating results for the three and six month periods ended June 30, 2000 and 1999 are not necessarily indicative of results that may be expected for any future periods.

     The information included in this report should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     The unaudited condensed consolidated financial statements applicable to the prior periods have been restated to reflect a three-for-two stock split effective April 2000.

     Certain June 30, 1999 amounts have been reclassified to conform to the current year presentation.

     NET LOSS PER SHARE

     Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of the Company's common stock, after giving consideration to shares subject to repurchase, outstanding during the period.

     Diluted net loss per share is determined in the same manner as basic net loss per share except that the number of shares is increased assuming the exercise of dilutive stock options and warrants using the treasury stock method. Diluted net loss per share is the same as basic net loss per share, which has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants is not dilutive.

     The following table presents the calculation of basic and diluted net loss per share for the three and six months ended June 30, 2000 and 1999 (in thousands, except per share amounts):


                                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                              ------------------------- --------------------------
                                                                2000         1999         2000          1999
                                                              ------------ ------------ ------------  ------------
Net loss....................................................  $  (131,478) $   (41,852) $  (238,703)  $   (70,756)
   Preferred dividends......................................           --           --           --        (1,146)
                                                              ------------ ------------ ------------  ------------
Net loss attributable to common stockholders................  $  (131,478) $   (41,852) $  (238,703)  $   (71,902)
Basic and diluted:
   Weighted average shares of common stock outstanding......      157,635      110,712      154,895       100,548
     Less: Weighted average shares subject to repurchase....       (4,232)      (8,477)      (4,835)       (9,152)
                                                              ------------ ------------ ------------  ------------
Weighted average shares used in computing basic and diluted       153,403      102,235      150,060        91,396
   net loss per share.......................................  ============ ============ ============  ============
Basic and diluted net loss per share........................  $     (0.86) $     (0.41) $     (1.59)  $     (0.79)
                                                              ============ ============ ============  ============

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                   (UNAUDITED)

2.   COMPREHENSIVE INCOME

     Comprehensive income for the three and six months ended June 30, 2000 and 1999 is as follows (in thousands):


                                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                      JUNE 30                    JUNE 30
                                                              ------------------------- --------------------------
                                                                 2000         1999         2000          1999
                                                              ------------ ------------ ------------ -------------
Net loss....................................................  $  (131,478) $   (41,852) $  (238,703) $    (70,756)
   Unrealized holding gains (losses), net of tax effect.....      (65,383)      25,638      (63,977)       25,638
                                                              ------------ ------------ ------------ -------------
Comprehensive income........................................  $  (196,861) $   (16,214) $  (302,680) $    (45,118)
                                                              ============ ============ ============ =============

3.   SHORT-TERM INVESTMENTS

     At June 30, 2000, all of the Company's investments were classified as available for sale. Investments were also classified as short-term, as their maturity date was less than one year from the balance sheet date. Management determines the appropriate classification of investments at the time of purchase and re-evaluates such designation at the end of each period. Unrealized gains and losses on short-term investments as of June 30, 2000 are included as a separate component of stockholders' equity, net of any related tax effect. The amount of net realized gains for the three and six months ended June 30, 2000 was $12.8 million and $13.4 million, respectively.

     The following table summarizes the Company's short-term investments.

                                                                                  JUNE 30, 2000
                                                                 ------------------------------------------------
                                                                                GROSS        GROSS
                                                                  AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                    COST        GAINS       LOSSES       VALUE
                                                                 -----------  ----------  ----------- -----------
                                                                               (AMOUNT IN $000'S)
Commercial paper..............................................   $    2,984   $      --   $       (2) $    2,982
Corporate notes...............................................        5,754          --           (5)      5,759
U.S. Treasury & Agency notes..................................      253,628          --          (42)    253,586
Equity securities.............................................       50,738      27,279           --      78,017
                                                                 -----------  ----------  ----------- -----------
Total available for sale securities...........................   $  313,104   $  27,279   $      (49) $  340,334

     The Company had a net unrealized loss of $576,000 on long term U.S. Treasury investments at June 30, 2000 classified as restricted cash on the accompanying unaudited condensed consolidated balance sheet. The Company also had a net unrealized gain of $626,000 on cash and cash equivalents at June 30, 2000.

4.   ACQUISITIONS

LASER LINK.NET, INC.

     On March 20, 2000, Covad Communications Group, Inc. completed its combination with Laser Link.Net, Inc. by issuing approximately 5.0 million common shares for all of the outstanding Laser Link common shares. The Covad common shares were valued for accounting purposes using the average market price of $61.53 per share which is based on the average closing price for a range of seven trading days around the announcement date (March 9, 2000) of the transaction. In addition, the outstanding Laser Link stock options were converted into approximately 1.4 million options to purchase Covad common shares at an average fair value of $58.61 per share. The value of the options, as well as direct transaction expenses have been included as a part of the total purchase cost.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                   (UNAUDITED)

     The Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2000 include the results for Laser Link subsequent to the March 20, 2000 acquisition date, which were not significant to the Company's consolidated results of operations.

     The Unaudited Condensed Consolidated Financial Statements at June 30, 2000 and for the three and six months then ended have been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of Laser Link based upon estimates of their fair value. Following is a table of the total purchase cost and annual amortization of the intangible assets acquired (in thousands):

Total purchase cost:
   Value of common shares issued......................................................  $   307,869
   Assumption of Laser Link.Net, Inc. options.........................................       84,100
                                                                                        ------------
                                                                                            391,969
   Acquisition costs..................................................................       15,485
                                                                                        ------------
Total purchase costs..................................................................  $   407,454
                                                                                        ============

                                                                              LIFE       ANNUAL
                                                                              (YRS)   AMORTIZATION
                                                                              ------  -------------

Purchase price allocation:
   Tangible net assets acquired..............................   $     5,132
   Intangible assets acquired:
     Developed and core technology...........................        13,023     5            2,605
     Customer base...........................................        28,552     5            5,710
     Acquired workforce......................................         1,141     5              228
     In-process research and development.....................         3,726                     --
     Goodwill................................................       355,880     5           71,176
                                                                ------------          -------------
Total purchase price allocation..............................   $   407,454           $     79,719
                                                                ============          =============

     Tangible net assets of Laser Link principally include cash and cash equivalents, short-term investments, accounts receivable and fixed assets. Liabilities assumed principally include a line of credit, accounts payable, accrued compensation and other accrued expenses.

     The customer based was valued using an Income Approach which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life (five years). These cash flows are discounted to their present value using a rate of return (20%) that reflects an appropriate level of risk. The value attributed to the customer base will be amortized on a straight line basis over its estimated useful life of five years.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the assembled workforce is being amortized on a straight line basis over its estimated useful life of five years.

     A portion of the purchase price has been allocated to developed and core technology and in-process research and development (IPRD). Developed and core technology and IPRD were identified and valued through extensive interviews, analysis of data provided by Laser Link concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The relief from royalty method, which assumes that the value of an asset equals the amount a third party would pay to use the asset and capitalize on the related benefits of the assets, was the primary technique utilized in valuing the developed technology and IPRD.

     Where developmental projects had reached technological feasibility, they were classified as developed and core technology and the value assigned to developed technology was capitalized. The developed and core technology is being amortized on the straight-line basis over its estimated useful life of five years. Where the developmental projects had not reached technological feasibility and had no future alternative uses, they were

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                                   (UNAUDITED)

classified as IPRD. The value allocated to projects identified as IPRD were charged to expense during the quarter ended March 31, 2000, the quarter in which the transaction closed.

     The nature of the efforts required to develop the purchased IPRD into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

     In valuing the IPRD, Covad considered, among other factors, the importance of each project to the overall development plan, the projected incremental cash flows from the projects when completed and any associated risks. The projected incremental cash flows were discounted back to their present value using a discount rate of 30%. This discount rate was determined after consideration of Covad's weighted average cost of capital and the weighted average return on assets. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

     The IPRD relates to internally developed proprietary software used in its VISP business. This software has been designed with enhancements and upgrades continually underway. With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of Laser Link prior to the closing date. The percent complete for the in-process technology is estimated to be 75%.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill is being amortized on a straight line basis over its estimated useful life of five years.

BLUESTAR COMMUNICATIONS GROUP, INC.

     Under the terms of the of the merger agreement, Covad will issue to the BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger, 8 million shares of Covad common stock minus shares (priced at the closing market price of Covad common stock on the third business day prior to closing) with a value equal to:

     o    BlueStar's transaction costs for the merger; and

     o the principal, interest and expenses associated with the interim financing extended to BlueStar prior to the merger.

     This consideration will be divided among BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger according to an exchange ratio calculated as follows:

     o First, for the purpose of satisfying the liquidation preferences of BlueStar preferred stockholders, shares of Covad common stock (priced at the average closing market price for Covad common stock over the 20 days ending on the fourth business day prior to closing) will be set aside with a value equal to $71,121,771, the total amount of those preferences, and divided among the BlueStar preferred stockholders pro rata according to their share ownership; and

     o Second, each share of BlueStar stock, including the BlueStar preferred stock, will be converted into a number of shares of Covad common stock to be calculated by dividing the remaining shares of Covad common stock to be issued in the merger, by the total number of BlueStar shares (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise.)

     In addition, up to 5 million additional Covad common shares will be issued which depends on BlueStar reaching certain specified levels of revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) in fiscal 2001.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                   (UNAUDITED)

     The table below assumes 7,140,411 Covad common shares would be issued for the BlueStar common and preferred shares outstanding at June 30, 2000. For purposes of the table below, the Covad common shares have been valued at the closing market price on August 18, 2000 of $15 5/8 per share. The actual value will be determined based on the average closing price of Covad common shares for a few days before and after the actual closing date. As of June 30, 2000, Blue Star's outstanding options and warrants would be converted into options and warrants to purchase 633,669 shares of Covad common stock and have an average fair value of $9.59 per share. The value of the options and warrants, as well as estimated direct transaction expenses have been included as part of the total estimated purchase cost. The table below does not give effect to the potential issuance of the additional 5 million shares which depends on results in fiscal 2001. Since any outstanding loans at the closing date will become a part of the purchase cost, the reduction in shares to be issued for any outstanding loans will not have a significant effect on Covad's total purchase cost.

     The information provided below has been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of BlueStar based upon preliminary estimates of their fair value. The actual allocation of the total purchase cost may differ from those assumptions after finalization of the valuation and other procedures are completed after the closing of the transaction and BlueStar's transaction costs and the principal, interest and expense associated with interim financing extended by Covad to BlueStar are finalized and reduced the number of shares to be issued. Following is a table of the estimated total purchase cost and annual amortization of the intangible assets acquired (in thousands):

Estimated purchase cost
   Value of common shares issued.........................................................  $  111,569
   Assumption of BlueStar Inc. options and warrants......................................       6,075
                                                                                           -----------
                                                                                              117,644
Estimated acquisition costs..............................................................       9,346
                                                                                           -----------
Total estimated purchase costs...........................................................  $  126,990
                                                                                           ===========

                                                                             LIFE      ANNUAL
                                                                            (YRS)   AMORTIZATION
                                                                           ------- -------------
Purchase price allocation:
   Tangible net assets at June 30, 2000.....................   $     2,919
   Intangible assets acquired:
     Customer base..........................................        10,500    3            3,500
     Acquired workforce.....................................        11,300    3            3,767
     Deferred stock compensation............................         2,293   2.5             917
Goodwill....................................................        99,978    5           19,996
                                                               ------------         -------------
Total estimated purchase price allocation...................   $   126,990          $     28,180
                                                               ============         =============

     Tangible net assets of BlueStar principally include cash and cash equivalents, deferred charges and fixed assets. Liabilities assumed principally include accounts payable, accrued expenses and a note payable.

     The customer base was valued using an Income Approach which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life. These cash flows are discounted to their present value using a rate of return that reflects the appropriate level of risk. The value attributed to the customer base will be amortized on a straight line basis over its estimated useful life of three years.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the assembled workforce will be amortized on a straight line basis over its estimated useful life of three years.

     Deferred stock compensation represents the excess intrinsic value of the outstanding unvested common stock options on the date the acquisition is finalized versus the weighted average intrinsic value on the date the shares were originally granted. The price of the Company's common stock on August 18, 2000 of 15 5/8 was used as the

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                                   (UNAUDITED)

acquisition price for purposes of calculating the purchase consideration. Deferred stock compensation will be amortized over the weighted average remaining vesting period of the options or 2.5 years.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill will be amortized on a straight line basis over its estimated useful life of five years.

5.   DEBT

     On January 28, 2000, the Company completed a private placement of $425.0 million aggregate principal amount of the Company's 12% senior notes (the "2000 Notes') due 2010 which are redeemable at the option of the Company any time after February 15, 2005 at stated redemption prices plus accrued and unpaid interest thereon.

     Net proceeds from the 2000 Notes were approximately $413.3 million, after discounts, commissions and other transaction costs of approximately $11.7 million. The discount and debt issuance costs are being amortized over the life of the 2000 Notes. For the three months ended June 30, 2000, the amortization of debt discount and debt issuance costs was $205,000.

6.   STOCKHOLDERS' EQUITY

COVAD COMMUNICATIONS GROUP, INC.

     STRATEGIC INVESTMENT:

     In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("Qwest"). As part of these strategic relationships, the Company received equity investments totaling approximately $60 million. The Company recorded intangible assets of $28.7 million associated with these transactions which will be amortized over periods of three to six years.

     INITIAL PUBLIC OFFERING:

     On January 27, 1999, the Company completed an Initial Public Offering ("IPO") of 20,182,500 shares of the Company's common stock at a price of $8.00 per share. Net proceeds to the Company from the IPO were $150.2 million after deducting underwriting discounts and commissions and offering expenses payable by the Company. As a result of the IPO, 41,053,865 shares of common stock and 6,379,177 shares of Class B common stock (which are convertible into 14,353,148 shares of common stock) were issued upon the conversion of preferred stock, 133,587 shares of common stock were issued for cumulative but unpaid dividends on series A and series B preferred stock and 4,049,039 shares of common stock were issued upon the exercise of common warrants.

     SECONDARY OFFERING:

     On June 23, 1999, the Company completed a public offering of 12,937,500 shares of Common Stock sold by certain stockholders of the Company. The Company did not sell any shares in this offering. Accordingly, there were no net proceeds to the Company from this offering. The Company incurred offering expenses of approximately $600,000.

     SECOND PUBLIC OFFERING:

     On November 3, 1999 the Company completed a public offering of 22,425,000 shares of common stock sold by the Company and certain stockholders of the Company. The net proceeds to the Company from this offering were approximately $568.8 million after deducting underwriting discounts and commissions and offering expenses.

                        COVAD COMMUNICATIONS GROUP, INC.
    UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements give effect to the combination of Covad Communications Group, Inc., Laser Link.Net Inc., and BlueStar Communications Group, Inc. through the issuance of Covad common shares and stock options for the outstanding Laser Link.Net and BlueStar Communications Group, Inc. common shares and stock options and, in the case of BlueStar, the outstanding preferred shares and warrants. The combination with Laser Link was completed on March 20, 2000, and the combination with BlueStar Communications Group, Inc. is expected to be completed in the third quarter of 2000.

     The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the year ended December 31, 1999 and for the six months ended June 30, 2000 reflect the combinations as if they had taken place on January 1, 1999 and January 1, 2000, respectively. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets give effect to the combination with BlueStar as if it had taken place on June 30, 2000. Covad's historical balance sheet as of June 30, 2000 includes the financial position of Laser Link. The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations combine Covad's historical results of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 with BlueStar's historical results of operations for those same periods and Laser Link's historical results of operations for the year ended December 31, 1999 and the period from January 1, 2000 to March 20, 2000 (the closing date of the transaction), respectively.

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements reflect the combinations using the purchase method of accounting and have been prepared on the basis of assumptions described in the notes thereto, including assumptions relating to the allocation of the total purchase cost to the assets and liabilities of Laser Link and BlueStar based upon estimates of their fair value. The allocation of the total purchase cost for BlueStar is preliminary. The actual BlueStar allocation may differ from those assumptions after the transaction is closed and the valuation is finalized.

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements should be read in conjunction with the Covad audited and unaudited financial statements, the Laser Link audited financial statements, and the BlueStar audited and unaudited financial statements, included elsewhere in this document. The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are not necessarily indicative of what the actual operating results would have been had the combinations actually taken place on January 1, 1999 or January 1, 2000 or what the financial position would have been had the combination with BlueStar taken place as of June 30, 2000 and do not purport to indicate Covad's future results of operations or financial position.

                        COVAD COMMUNICATIONS GROUP, INC.
       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS
                               (AMOUNTS IN 000'S)

                                                                           JUNE 30, 2000
                                                    ------------------------------------------------------------
                                                                                         PRO FORMA
                                                                                         BUSINESS
                                                                                        COMBINATIONS    PRO FORMA
                                                      COVAD     BLUESTAR    TOTAL       ADJUSTMENTS     COMBINED
                                                    ----------  --------- -----------  -------------   ----------
ASSETS
Current Assets
   Cash and cash equivalents.....................    $422,820        921     423,741   $     (9,346)    $ 414,395
   Accounts receivable, net......................      32,054      1,304      33,358             --        33,358
   Short-term investments........................     340,334         --     340,334             --       340,334
   Unbilled revenue..............................       7,555         --       7,555             --         7,555
   Inventories...................................      18,362         18      18,380             --        18,380
   Prepaid expenses and other current assets.....      19,500      1,476      20,976             --        20,976
                                                    ----------  --------- -----------  -------------    ----------
       Total current assets........................   840,625      3,719     844,344         (9,346)      834,998
   Property and equipment, net...................     466,137     23,775     489,912                      489,912
Other Assets:
   Restricted cash...............................      52,078         --      52,078             --        52,078
   Goodwill and other intangible assets, net.....     375,172         --     375,172        121,778       496,950
   Other assets, net.............................      49,868      4,156      54,024             --        54,024
                                                    ----------  --------- -----------  -------------    ----------
       Total other assets........................     477,118      4,156     481,274        121,778       603,052
                                                    ----------  --------- -----------  -------------    ----------
Total assets.....................................  $1,783,880   $ 31,650  $1,815,530   $    112,432    $1,927,962
                                                   ===========  ========= ===========  =============   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable..............................   $  70,188   $  8,171  $   78,359   $         --    $   78,359
   Unearned revenue..............................      11,253         --      11,253             --        11,253
   Accrued network costs.........................      10,190         --      10,190             --        10,190
   Other accrued liabilities.....................      69,020     12,623      81,643             --        81,643
   Current portion of long term obligations......         146        334         480             --           480
   Note payable..................................          --      7,271       7,271             --         7,271
                                                    ----------  --------- -----------  -------------   ----------
       Total current liabilities.................     160,797     28,399     189,196             --       189,196
Long-term debt, net..............................     811,820        332     812,152             --       812,152
Long-term capital lease obligations..............          25         --          25             --            25
Other long-term liabilities......................      16,919         --      16,919             --        16,919
                                                    ----------  --------- -----------  -------------   -----------
       Total liabilities.........................     989,561     28,731   1,018,292             --     1,018,292
Stockholders' Equity:
   Preferred stock...............................          --     70,992      70,992        (70,992)           --
   Common stock and additional paid-in capital...   1,260,233      6,234   1,266,467        117,644     1,377,877
                                                                                             (6,234)
   Restricted stock loan receivable..............          --       (728)       (728)           728            --
   Deferred stock compensation...................      (8,361)    (3,077)    (11,438)        (2,293)      (10,654)
                                                                                              3,077
   Accumulated other comprehensive income .......      27,280         --      27,280             --        27,280
   Accumulated deficit ..........................    (484,833)   (70,502)    555,335         70,502      (484,833)
                                                    ----------  --------- -----------  -------------   ----------
       Total stockholders' equity ...............     794,319      2,919     797,238        112,432       909,670
                                                    ----------  --------- -----------  -------------   ----------
Total liabilities and stockholders' equity.......   $1,783,880  $ 31,650  $1,815,530   $    112,432   $ 1,927,962
                                                    ==========  ========= ===========  =============  ============

      SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                       CONSOLIDATED FINANCIAL STATEMENTS.

                         COVAD COMMUNCATIONS GROUP, INC.
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                              YEAR ENDED DECEMBER 31, 1999
                                       ----------------------------------------------------------------------------
                                                                                          PRO FORMA
                                                                                          BUSINESS
                                                                                         COMBINATION    PRO FORMA
                                          COVAD      LASER LINK    BLUESTAR     TOTAL    ADJUSTMENTS    COMBINED
                                       ------------  -----------  ---------- ----------  ------------  ------------
Revenues............................   $    66,488   $    6,044   $     771  $  73,303   $        --   $    73,303
Operating expenses:
   Network and product costs........        55,347        5,451       8,083     68,881         2,605        71,486
   Sales, marketing, general and
     administrative.................       140,372        2,855      11,759    154,986            --       154,986
   Depreciation and amortization....        37,602        1,313         264     39,179            --        39,179
   Amortization of goodwill and
     other intangible assets........            --           --          --         --       104,377       104,377
   Amortization of deferred
     compensation...................         4,768           --         426      5,194           917         6,111
                                       ------------  -----------  ---------- ----------  ------------  ------------
     Total operating expenses.......       238,089        9,619      20,532    268,240       107,899       376,139
                                       ------------  -----------  ---------- ----------  ------------  ------------
Loss from operations................      (171,601)      (3,575)    (19,761)  (194,937)     (107,899)     (302,836)
Interest income (expense):
   Interest income..................        20,676           14         607     21,297            --        21,297
   Interest expense.................       (44,472)        (181)        (65)   (44,718)           --       (44,718)
                                       ------------  -----------  ---------- ----------  ------------  ------------
   Net interest income (expense)....       (23,796)        (167)        542    (23,421)           --       (23,421)
                                       ------------  -----------  ---------- ----------  ------------  ------------
Net loss............................      (195,397)      (3,742)    (19,219)  (218,358)     (107,899)     (326,257)
Preferred dividends.................        (1,146)        (490)         --     (1,636)           --        (1,636)
                                       ------------  -----------  ---------- ----------  ------------  ------------
Net loss attributable to common
   stockholders.....................   $  (196,543)  $   (4,232)  $ (19,219) $(219,994)  $  (107,899)  $  (327,893)
                                       ============  ===========  ========== ==========  ============  ============
Basic and diluted net loss per
   share............................   $     (1.83)  $    (0.16)  $   (2.15)                           $     (2.74)
                                       ============  ===========  ==========                           ============
Weighted average shares outstanding
   used in computing basic and
   diluted net loss per share.......   107,647,812   26,074,860   8,953,153                            119,792,282
                                       ============  ===========  ==========                           ============


      SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                       CONSOLIDATED FINANCIAL STATEMENTS.

                         COVAD COMMUNCATIONS GROUP, INC.
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  SIX MONTHS ENDED JUNE 30, 2000
                                                       -----------------------------------------------------
                                                        LASER                                   PRO FORMA
                                                         LINK                                   BUSINESS
                                                       (1/1/00-                                 COMBINATIONS    PRO FORMA
                                           COVAD        3/20/00)    BLUESTAR        TOTAL       ADJUSTMENTS      COMBINED
                                       --------------  ----------- ------------  ------------  ------------- --------------
Revenues............................   $      99,967   $    5,440  $     3,625   $   109,032   $         --  $     109,032
Operating expenses:
  Network and product costs.........          74,963        2,823       20,612        98,398            651         99,049
  Sales, marketing, general and
    administrative..................         187,907        2,745       29,585       220,237             --        220,237
  Depreciation and amortization....           41,717          353        1,935        44,005             --         44,005
  Amortization of goodwill and
    other intangible assets.........          23,453           --           --        23,453         29,560         53,013
  Amortization of deferred
    compensation....................           1,911           --        1,096         3,007            459          3,466
  Write-off of in-process
    technology......................           3,726           --           --         3,726         (3,726)            --
                                       --------------  ----------- ------------  ------------  ------------- --------------
    Total operating expenses........         333,677        5,921       53,228       392,826         26,944        419,770
                                       --------------  ----------- ------------  ------------  ------------- --------------
Loss from operations................        (233,710)        (481)     (49,603)     (283,794)       (26,944)      (310,738)
Interest income (expense):
  Interest income...................          27,180           --          499        27,679             --         27,679
  Interest expense..................         (46,960)        (137)         (96)      (47,193)            --        (47,193)
                                       --------------  ----------- ------------  ------------  ------------- --------------
  Net interest income (expense)....          (19,780)        (137)         403       (19,514)            --        (19,514)
Other income (expense)..............          14,787           --       (1,454)       13,333             --         13,333
                                       --------------  ----------- ------------  ------------  ------------- --------------
Net loss............................   $    (238,703)  $     (618) $   (50,654)  $  (289,975)  $    (26,944) $    (316,919)
                                       ==============  =========== ============  ============  ============= ==============
Basic and diluted net loss per
   share............................   $       (1.59)              $     (5.31)                              $       (1.99)
                                       ==============              ============                              ==============
Weighted average shares outstanding
   used in computing basic and
   diluted net loss per share.......     150,060,418                 9,539,643                                 159,400,415
                                       ==============              ============                              ==============


      SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                       CONSOLIDATED FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
              CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRO FORMA PRESENTATION

     LASER LINK.NET, INC.

     On March 20, 2000, Covad Communications Group, Inc. completed its combination with Laser Link.Net, Inc. by issuing approximately 5.0 million common shares for all of the outstanding Laser Link common shares. The Covad common shares were valued for accounting purposes using the average market price of $61.53 per share which is based on the average closing price for a range of seven trading days around the announcement date (March 9, 2000) of the transaction. The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the six months ended June 30, 2000 and for the year ended December 31, 1999, reflect the issuance of these shares as if the transaction had closed on January 1, 2000 and January 1, 1999, respectively. In addition, the outstanding Laser Link stock options were converted into approximately 1.4 million options to purchase Covad common shares at an average fair value of $58.61 per share. The value of the options, as well as direct transaction expenses have been included as a part of the total purchase cost.

     The Covad Communications Group, Inc. Unaudited Pro Forma Financial Statements have been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of Laser Link based upon estimates of their fair value. Following is a table of the total purchase cost and annual amortization of the intangible assets acquired (in thousands):

       Total purchase cost:
          Value of common shares issued.....................................................   $  307,869
          Assumption of Laser Link.Net, Inc. options........................................       84,100
                                                                                               -----------
                                                                                                  391,969
          Acquisition costs.................................................................       15,485
                                                                                               -----------
              Total purchase costs..........................................................   $  407,454
                                                                                               ===========


                                                                                    LIFE       ANNUAL
                                                                                    (YRS)   AMORTIZATION
                                                                                    -----   -------------
       Purchase price allocation:
          Tangible net assets acquired.............................   $     5,132
          Intangible assets acquired:
            Developed and core technology..........................        13,023     5             2,605
            Customer base..........................................        28,552     5             5,710
            Acquired workforce.....................................         1,141     5               228
            In-process research and development....................         3,726
            Goodwill...............................................       355,880     5            71,176
                                                                      ------------          --------------
              Total purchase price allocation......................   $   407,454           $      79,719
                                                                      ============          ==============

     Tangible net assets of Laser Link principally include cash and cash equivalents, short-term investments, accounts receivable and fixed assets. Liabilities assumed principally include a line of credit, accounts payable, accrued compensation and other accrued expenses.

     The customer based was valued using an Income Approach which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life (five years). These cash flows are discounted to their present value using a rate of return (20%) that reflects an appropriate level of risk. The value attributed to the customer base is being amortized on a straight line basis over its estimated useful life of five years.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the assembled workforce is being amortized on a straight line basis over its estimated useful life of five years.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     A portion of the purchase price has been allocated to developed and core technology and in-process research and development (IPRD). Developed and core technology and IPRD were identified and valued through extensive interviews, analysis of data provided by Laser Link concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The relief from royalty method, which assumes that the value of an asset equals the amount a third party would pay to use the asset and capitalize on the related benefits of the assets, was the primary technique utilized in valuing the developed technology and IPRD.

     Where developmental projects had reached technological feasibility, they were classified as developed and core technology and the value assigned to developed technology was capitalized. The developed and core technology is being amortized on the straight-line basis over its estimated useful life of five years. Where the developmental projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD. The value allocated to projects identified as IPRD were charged to expense during the quarter ended March 31, 2000, the quarter in which the transaction closed. Such amount has, therefore, been reflected in Covad's historical financial statements for the six months ended June 30, 2000 but has been excluded from the Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations since such amount is non-recurring in nature.

     The nature of the efforts required to develop the purchased IPRD into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

     In valuing the IPRD, Covad considered, among other factors, the importance of each project to the overall development plan, the projected incremental cash flows from the projects when completed and any associated risks. The projected incremental cash flows were discounted back to their present value using a discount rate of 30%. This discount rate was determined after consideration of Covad's weighted average cost of capital and the weighted average return on assets. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

     The IPRD relates to internally developed proprietary software used in its VISP business. This software has been designed with enhancements and upgrades continually underway. With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of Laser Link prior to the closing date. The percent complete for the in-process technology is estimated to be 75%.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill is being amortized on a straight line basis over its estimated useful life of five years.

     BLUESTAR COMMUNICATIONS GROUP, INC.

     Under the terms of the of the merger agreement, Covad will issue to the BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger, 8 million shares of Covad common stock minus shares (priced at the closing market price of Covad common stock on the third business day prior to closing) with a value equal to:

     o    BlueStar's transaction costs for the merger; and

     o the principal, interest and expenses associated with the interim financing extended to BlueStar prior to the merger.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     This consideration will be divided among BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger according to an exchange ratio calculated as follows:

     o First, for the purpose of satisfying the liquidation preferences of BlueStar preferred stockholders, shares of Covad common stock (priced at the average closing market price for Covad common stock over the 20 days ending on the fourth business day prior to closing) will be set aside with a value equal to $71,121,771, the total amount of those preferences, and divided among the BlueStar preferred stockholders pro rata according to their share liquidation preference; and

     o Second, each share of BlueStar stock, including the BlueStar preferred stock, will be converted into a number of shares of Covad common stock to be calculated by dividing the remaining shares of Covad common stock to be issued in the merger, by the total number of BlueStar shares (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise.)

     In addition, up to 5 million additional Covad common shares will be issued which depends on BlueStar reaching certain specified levels of revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) in fiscal 2001.

     The following table calculates the exchange ratio under three sets of assumptions described further below. For each calculation, the closing market price of Covad's common stock on August 18, 2000 of $15 5/8 per share and the outstanding common and preferred shares, options and warrants of BlueStar at June 30, 2000 were used. The actual shares to be issued will depend on the closing market price of Covad common stock for the periods preceding the closing date as described above and the actual shares of BlueStar common and preferred shares and options and warrants outstanding at the closing date.

     The calculation below as of June 30, 2000 was used for purposes of preparing the Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. There were no amounts outstanding or costs incurred under the interim financing arrangements at that date. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements assume 7,140,411 of Covad common shares would be issued for the outstanding BlueStar common and preferred shares outstanding at June 30, 2000. For purposes of the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, the Covad common shares have been valued at the closing market price on August 18, 2000 of $15 5/8 per share. The actual value will be determined based on the average closing price per share of Covad common shares for a few days before and after the actual closing date. As of June 30, 2000, BlueStar's outstanding options and warrants would be converted into options and warrants to purchase 633,669 shares of Covad common stock and have an average fair value of $9.59 per share. The value of the options and warrants, as well as estimated direct transaction expenses have been included as part of the total estimated purchase cost. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements do not give effect to the potential issuance of the additional 5 million shares which depends on results in fiscal 2001.

     The calculation as of August 18, 2000 is based on the balance outstanding under the interim financing arrangement of $20.9 million at that date and the related interest and financing costs of $700,000 incurred to that date. The actual shares to be issued will depend on the balance outstanding and the costs incurred under the interim financing arrangement at the closing date. Since any outstanding loans at the closing date will become a part of the purchase cost, the reduction in shares to be issued for any outstanding loans will not have a significant effect on Covad's total purchase cost.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The calculation as of September 30, 2000 assumes that September 30, 2000 is the closing date and reflects the amount which BlueStar expects to be outstanding under the interim financing arrangement at the closing date of $27.9 million. If BlueStar's borrowings at the closing date exceed $27.9 million or the closing date occurs subsequent to September 30, 2000, the shares available to the stockholders and other equity owners will be reduced.

                                      JUNE 30, 2000              AUGUST 18, 2000           SEPTEMBER 30, 2000
                                 -------------------------  --------------------------  -------------------------
Maximum Covad common shares                     8,000,000                   8,000,000                  8,000,000
   to be issued...............
Estimated transaction costs
   for BlueStar...............   $ 3,530,000     (225,920)  $  3,530,000     (225,920)  $ 3,530,000     (225,920)
Interim financing and related
   costs......................            --           --   $ 21,600,000   (1,382,400)  $29,138,000   (1,864,832)
                                               -----------                ------------                -----------
Net shares to be issued to
  BlueStar stockholders and
  other equity holders........                  7,774,080                   6,391,680                  5,909,248
Shares to be issued to
  preferred stockholders for
  liquidation preferences.....   $ 71,121,771  (4,551,793)  $ 71,121,771   (4,551,793)  $71,121,771   (4,551,793)
                                               -----------                ------------                -----------
Net shares remaining for
   BlueStar stockholders and
   other equity holders.......                  3,222,287                   1,839,887                  1,357,455
                                              ===========                ============                ===========

                                 BLUESTAR SHS   COVAD SHS    BLUESTAR SHS  COVAD SHS    BLUESTAR SHS   COVAD SHS
                                 ------------  -----------  ------------- ------------  ------------  -----------
Number of common and
   preferred shares of
   BlueStar outstanding at
   June 30, 2000 and
   allocation of Covad common
   shares.....................    35,864,420    2,588,618     35,864,420    1,478,069    35,864,420    1,090,509
BlueStar options and warrants
   outstanding at June 30,
   2000 and Covad common
   shares reserved for
   issuance...................     8,779,273      633,669      8,779,273      361,818     8,779,273      266,946
                                 ------------  -----------  ------------- ------------  ------------  -----------
                                  44,643,693    3,222,287     44,643,693    1,839,887    44,643,693    1,357,455
                                 ===========   ==========   ============  ===========   ===========   ==========
Exchange ratio................        0.0722                      0.0412                     0.0304
                                 ===========                ============                ===========

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Covad Communications Group, Inc. Unaudited Pro Forma Financial Condensed Combined Consolidated Statements have been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of BlueStar based upon preliminary estimates of their fair value. The actual allocation of the total purchase cost may differ from those assumptions after finalization of the valuation and other procedures are completed after the closing of the transaction. Following is a table of the estimated total purchase cost and annual amortization of the intangible assets acquired (in thousands):

       Estimated purchase cost
          Value of common shares issued ........................................     $ 111,569
          Assumption of BlueStar Inc options and warrants.......................         6,075
                                                                                     ---------
                                                                                       117,644
          Estimated acquisition costs...........................................         9,346
                                                                                      --------
              Total estimated purchase costs....................................     $ 126,990
                                                                                     =========



                                                                               LIFE        ANNUAL
                                                                               (YRS)     AMORTIZATION
                                                                               ----      ------------
       Purchase price allocation:
          Tangible net assets at June 30, 2000.................  $     2,919
          Intangible assets acquired:
            Customer base......................................       10,500     3             3,500
            Acquired workforce.................................       11,300     3             3,767
            Deferred stock compensation........................        2,293    2.5              917
            Goodwill...........................................       99,978     5            19,996
                                                                 -----------             ------------
              Total estimated purchase price allocation........  $   126,990             $    28,180
                                                                 ===========             ============


     Tangible net assets of BlueStar principally include deferred charges and fixed assets. Liabilities assumed principally include accounts payable, accrued expenses and a note payable.

     The customer base was valued using an Income Approach which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life. These cash flows are discounted to their present value using a rate of return that reflects the appropriate level of risk. The value attributed to the customer base will be amortized on a straight line basis over its estimated useful life of three years.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the assembled workforce will be amortized on a straight line basis over its estimated useful life of three years.

     Deferred stock compensation represents the excess intrinsic value of the outstanding unvested common stock options on the date the acquisition is finalized versus the weighted average intrinsic value on the date the shares were originally granted. The price of the Company's common stock on August 18, 2000 of 15 5/8 was used as the acquisition price for purposes of calculating the purchase consideration. Deferred stock compensation will be amortized over the weighted average remaining vesting period of the options or 2.5 years.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill will be amortized on a straight line basis over its estimated useful life of five years.

2. PRO FORMA NET LOSS PER SHARE

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations have been prepared as if the combination of Covad, Laser Link and BlueStar had occurred on January 1, 1999 for the year ended December 31, 1999 and January 1, 2000 for the six months ended June 30, 2000. The pro forma basic and diluted net loss per share are based on the weighted average number of Covad common shares outstanding during each period, the actual number of Covad shares issued to acquire the

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

outstanding Laser Link common shares and the assumed 7.1 million shares to acquire the outstanding preferred and common shares of BlueStar. Outstanding stock options for Covad, Laser Link and BlueStar are not included in the computation of pro forma diluted net loss per share as their effect would be antidilutive.

3. PRO FORMA ADJUSTMENTS

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements give effect to the allocation of the total purchase cost to the assets and liabilities of Laser Link and BlueStar based on their relative fair values and to the amortization over the respective useful lives of amounts allocated to intangible assets. The allocation of the total purchase cost for BlueStar is preliminary. The actual BlueStar allocation may differ after the transaction is closed and the valuation is finalized.

     Intercompany transactions between Covad, Laser Link, and BlueStar were insignificant.

     No pro forma adjustments were required to conform the accounting principles used by Laser Link and BlueStar to the accounting principles used by Covad.

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders of
Laser Link.Net, Inc.:

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of Laser Link.Net, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PricewaterhouseCoopers LLP

January 21, 2000, except for Note 9 as
to which the date is March 8, 2000

                              LASER LINK.NET, INC.
                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                                                 DECEMBER 31,
                                                                                              -------------------
                                                                                                1998      1999
                                                                                              ---------  --------
ASSETS
Current assets:
   Cash and cash equivalents...............................................................   $  4,586   $  3,514
                                                                                              ---------  --------
   Accounts receivable, net of allowance for doubtful accounts of $339 at December 31,
     1999..................................................................................         12      2,588
   Prepaid expenses and other current assets...............................................         --        230
                                                                                              ---------  --------
   Total current assets....................................................................      4,598     6,332
Property and equipment, at cost............................................................        759     4,516
Less accumulated depreciation and amortization.............................................       (157)   (1,470)
                                                                                              ---------  --------
   Property and equipment, net.............................................................        602     3,046
                                                                                              ---------  --------
   Total assets............................................................................   $  5,200   $ 9,378
                                                                                              =========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Line of credit..........................................................................   $     --   $ 3,750
                                                                                              ---------  --------
   Accounts payable........................................................................        447     3,974
   Accrued payroll and other expenses......................................................         65       776
   Deferred revenue........................................................................         --       349
   Loans from officers.....................................................................        417        --
                                                                                              ---------  --------
     Total liabilities.....................................................................        929     8,849
                                                                                              ---------  --------

                                                                                              ---------  --------
Commitments and contingent liabilities:
   Class A Redeemable Preferred Stock, no par value, 20,000 shares authorized, issued and outstanding at December 31, 1999 and 1998, respectively Liquidation value: $2,000 at
     December 31, 1999 and 1998............................................................        352       842

Stockholders' (deficit) equity:
   Preferred Stock, no par value, 10,000,000 shares authorized, 20,000 issued and outstanding as redeemable preferred stock.............................................
   Class A Common Stock, no par value, 200,000,000 shares authorized, 7,474,860 and 7,562,480 shares issued and outstanding at December 31,
     1998 and 1999, respectively...........................................................      4,253     4,255
   Class B Common Stock, no par value, 200,000,000 shares authorized, 18,600,000 and
     18,512,380 shares issued and outstanding at December 31,
     1998 and 1999, respectively...........................................................        350       348
   Additional paid-in capital..............................................................      1,672     1,182
   Accumulated deficit.....................................................................     (2,356)   (6,098)
                                                                                              ---------  --------
     Total stockholders' (deficit) equity..................................................      3,919      (313)
                                                                                              ---------  --------
     Total liabilities and stockholders' (deficit) equity..................................   $  5,200   $ 9,378
                                                                                              =========  ========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              LASER LINK.NET, INC.
                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1997          1998           1999
                                                                      ------------- -------------- --------------
Revenues...........................................................   $        138   $         30   $     14,288
Cost of services provided..........................................             --             --          8,244
                                                                      ------------- -------------- --------------
Net revenues ......................................................            138             30          6,044
Costs and expenses:
   Cost of internet services ......................................            263          1,109          5,451
   Sales and marketing ............................................              7            120            807
   General and administrative......................................             74            520          2,048
   Depreciation and amortization...................................             26            130          1,313
                                                                      ------------- -------------- --------------
     Total costs and expenses .....................................            370          1,879          9,619
                                                                      ------------- -------------- --------------
   Loss from operations............................................           (232)        (1,849)        (3,575)
Interest income....................................................             --              2             14
Interest expense...................................................             14             68            181
                                                                      ------------- -------------- --------------
     Net loss .....................................................           (246)        (1,915)        (3,742)
Preferred stock dividends and accretion of preferred stock to
   redemption value ...............................................             --             --           (490)
                                                                      ------------- -------------- --------------
Net loss attributable to common shareholders........................  $       (246) $      (1,915) $      (4,232)
                                                                      ============= ============== ==============
Basic and diluted net loss per common share........................   $      (0.01) $       (0.09) $       (0.16)
                                                                      ============= ============== ==============
Basic and diluted weighted average shares outstanding..............     18,629,918     21,335,443     26,074,860
                                                                      ============= ============== ==============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              LASER LINK.NET, INC.
        STATEMENTS OF STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK
                             (DOLLARS IN THOUSANDS)


                                                      REDEEMABLE              CLASS A
                                                    PREFERRED STOCK         COMMON STOCK        CLASS B COMMON STOCK   ADDITIONAL
                                                  --------------------  ---------------------  ----------------------- PAID-IN
                                                   SHARES     AMOUNT      SHARES     AMOUNT      SHARES       AMOUNT    CAPITAL
                                                  ---------  ---------  -----------  --------  ------------  --------- -----------
Balance at December 31, 1996...................                                                      4,020

Sale of Class A Common Stock...................                          1,640,000   $   410
Redemption of Class B Common stock.............                                                     (4,020)
Purchase of Class B Common Stock...............                                                 18,600,000   $    350
Net loss for the year..........................
                                                  ---------  ---------  -----------  --------  ------------  --------- -----------
Balance at December 31, 1997...................                          1,640,000       410    18,600,000        350
                                                  ---------  ---------  -----------  --------  ------------  --------- -----------
Sale of Class A Common Stock...................                          5,834,860     3,843
Non-employee stock option compensation expense.                                                                        $       13
Warrants issued for Class B Common stock.......                                                                                59
Sale of Class A Preferred Stock, net of
   expenses....................................     20,000        352                                                       1,600
Net loss for the year..........................
                                                  ---------  ---------  -----------  --------  ------------  --------- -----------
Balance at December 31,1998 ...................     20,000        352    7,474,860     4,253    18,600,000        350       1,672
                                                  ---------  ---------  -----------  --------  ------------  --------- -----------
Amortization of discount on Class A Preferred                     330                                                        (330)
   Stock.......................................
Accretion of dividends on Class A Preferred
   Stock.......................................                   160                                                        (160)
Exchange of stock..............................                             87,620         2       (87,620)        (2)
Net loss for the year..........................
                                                  ---------  ---------  -----------  --------  ------------  --------- -----------
Balance at December 31, 1999...................     20,000   $    842    7,562,480   $ 4,255    18,512,380   $    348  $    1,182
                                                  =========  =========  ===========  ========  ============  ========= ===========

                                                                    TOTAL
                                                    ACCUMULATED  STOCKHOLDERS'
                                                     DEFICIT        DEFICIT
                                                   ------------  -------------
Balance at December 31, 1996...................
                                                   $      (195)  $       (195)
Sale of Class A Common Stock...................                           410
Redemption of Class B Common stock.............                            --
Purchase of Class B Common Stock...............                           350
Net loss for the year..........................           (246)          (246)
                                                   ------------  -------------
Balance at December 31, 1997...................           (441)           319
                                                   ------------  -------------
Sale of Class A Common Stock...................                         3,843
Non-employee stock option compensation expense.                            13
Warrants issued for Class B Common stock.......                            59
Sale of Class A Preferred Stock, net of
   expenses....................................                         1,600
Net loss for the year..........................         (1,915)        (1,915)
                                                   ------------  -------------
Balance at December 31,1998 ...................         (2,356)         3,919
                                                   ------------  -------------
Amortization of discount on Class A Preferred                            (330)
   Stock.......................................
Accretion of dividends on Class A Preferred
   Stock.......................................                          (160)
Exchange of stock..............................                            --
Net loss for the year..........................         (3,742)        (3,742)
                                                   ------------  -------------
Balance at December 31, 1999...................    $    (6,098)  $       (313)
                                                   ============  =============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               LASER LINK.NET, INC
                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------
                                                                            1997          1998         1999
                                                                         -----------   -----------  ------------
Cash flows from operating activities:
   Net loss ..........................................................   $     (246)   $   (1,915)  $    (3,742)
   Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation and amortization....................................           26           130         1,313
     Amortization of debt discount....................................           --            59            --
     Allowance for doubtful accounts..................................           --            --           339
     Non-employee stock option compensation expense...................           --            13            --
     Changes in operating assets and liabilities:
       Accounts receivable............................................         (150)          150        (2,915)
       Other assets...................................................           (8)           --          (230)
       Accounts payable...............................................           24           409         3,527
       Accrued payroll and other expenses.............................           --            57           711
       Deferred revenues..............................................           --            --           349
                                                                         -----------   -----------  ------------
         Net cash used in operating activities........................         (354)       (1,097)         (648)
                                                                         -----------   -----------  ------------

Cash flows from investing activities:

   Capital expenditures...............................................         (275)         (475)       (3,757)
                                                                         -----------   -----------  -------------
         Net cash used in investing activities........................         (275)         (475)       (3,757)
                                                                         -----------   -----------  -------------

Cash flows from financing activities:

   Proceeds from borrowings under line of credit......................           --            --         3,750
   Proceeds from issuance of common stock.............................          760         3,843            --
   Proceeds from issuance of preferred stock..........................           --         2,000            --
   Stock issuance costs...............................................           --           (48)           --
   (Repayments of) proceeds from loans from officers..................          (85)          317          (417)
                                                                         -----------   -----------  ------------
         Net cash provided by financing activities....................          675         6,112         3,333
                                                                         -----------   -----------  ------------
         Net (decrease) increase in cash and cash equivalents.........           46         4,540        (1,072)
Cash and cash equivalents, beginning
   of period..........................................................           --            46         4,586
                                                                         -----------   -----------  ------------
Cash and cash equivalents, end of period..............................   $      46     $    4,586   $     3,514
                                                                         ===========   ===========  ============

Supplemental disclosure of cash flow:
   Cash paid for interest.............................................           14             9           181
                                                                         ===========   ===========  ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               LASER LINK.NET, INC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANIZATION AND LIQUIDITY:

     Laser Link.Net, Inc. ("Laser Link" or the "Company") which was incorporated in Pennsylvania on February 22, 1996 is engaged in the business of providing a full-service dial-up based Internet access service to corporations and other organizations. The Company has incurred losses since its inception as it has devoted substantially all of its efforts toward building network infrastructure and internal staffing, developing systems, expanding into new markets, and raising capital.

     The Company has funded its operations since inception through contributions from shareholders and the sale of common and preferred stock to investors.

     Effective August 13, 1999, the Company changed its name from Laser Link Communications, Inc. to Laser Link.Net, Inc.

     The Company operates in a single segment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

     PROPERTY AND EQUIPMENT:

     Property and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years for computers, computer related equipment, and purchased software and five years for furniture and other equipment. Leasehold improvements are amortized over the life of the lease.

     LONG-LIVED ASSETS:

     In accordance with Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company reviews assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. A determination of impairment (if any) is made based on estimates of undiscounted future cash flows. The Company believes that no such impairment existed at December 31, 1999.

     REVENUE RECOGNITION:

     The Company recognizes revenue when services are provided. Certain services are generally billed one month in advance while others are billed one month in arrears. Advance billings including prepaid services and collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

     COSTS OF SERVICES PROVIDED:

     Costs of revenues include costs related to the production of software as well as costs incurred for Internet services provided to the Company.

     RESEARCH AND DEVELOPMENT COSTS:

     Research and development costs incurred to develop software products are charged to operations as incurred.

                               LASER LINK.NET, INC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     ADVERTISING COSTS:

     Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising expenses were $51,000 and $10,000 for the years ended December 31, 1998 and 1999, respectively.

     INCOME TAXES:

     From inception through December 28, 1998, the Company, with consent of its stockholders, elected to have its income taxed under the S Corporation provisions of the Internal Revenue Code (the "Code"), which provide that, in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Accordingly, there was no provision for federal or state income taxes in the Company's statement of operations. Effective December 29, 1998, the Company terminated its S Corporation status and began operation as a C Corporation. The Company has incurred losses from operations in the period from December 29, 1998 through December 31, 1999; therefore, there was no provision for income taxes in the Company's statement of operations at December 31, 1999.

     The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities or assets at the end of each period are determined using the tax rate enacted under the current tax law. The measurement of net deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized, and a corresponding valuation allowance is established.

     CONCENTRATION OF CREDIT RISK:

     Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and short-term investments. Short-term investments are stated at cost, which approximates fair market value. The Company has its cash and cash equivalents placed with high quality, creditworthy financial institutions. The balances at such institutions at December 31, 1999 and periodically throughout the year are in excess of federally insured limits. As part of its cash management process, the Company performs periodic evaluations of the relative credit standings of these institutions.

     The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. For certain customers, the Company's risk of loss is limited due to advance billings for services, the use of preapproved charges to customer credit cards, and the ability to terminate access on delinquent accounts. In addition, the concentration of credit risk to these customers is mitigated by the large number of customers comprising the customer base. Where services are billed in arrears, the Company performs ongoing credit evaluations of its customers' financial condition. The carrying amount of the Company's receivables approximates their fair value.

     VULNERABILITY DUE TO CERTAIN CONCENTRATIONS:

     The Company's growth and future success is substantially dependent upon its ability to convince corporations and other organizations to adopt the Laser Link service for their constituents. Although a number of corporations and organizations have entered into discussions regarding the service, only two have entered into written agreements with the Company obligating them to offer the service to their subscribers.

     The Company has signed a Virtual Internet Provider agreement with UUNet Technologies, Inc. ("UUNet") that provides the Company with access to UUNet's points of presence capacity.

     The Company continues to seek additional capital resources to complete the development of its service and expand and improve its product line.

                               LASER LINK.NET, INC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     STOCK-BASED COMPENSATION:

     Stock based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an individual must pay to acquire the stock and amortized over the vesting period. All transactions in which goods and services are the consideration received for the issuance of equity instruments, such as stock options, are expensed based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The Company has adopted the disclosure only provisions of Statements of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) (see Note 5).

     HISTORICAL NET LOSS PER SHARE:

     The Company calculates net loss per common share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." Basic Earnings Per Share ("EPS") is a per share measure of an entity's performance computed by dividing net income (loss) available to common shareholders (the numerator) by the weighted-average number of shares of common stock outstanding during the period (the denominator). Diluted EPS measures the entity's performance taking into consideration common shares outstanding (as computed under basic EPS) and dilutive potential common shares, such as stock options. However, entities with a net loss do not include common stock equivalents in the computation of diluted EPS as the effect would be anti-dilutive. Therefore, the Company's basic and diluted EPS are equal as common stock equivalents are not included as inclusion of such shares would have an anti-dilutive effect.

3.   PROPERTY AND EQUIPMENT:

     A summary of property and equipment at December 31, 1999 is as follows:

                                                                             1998          1999
                                                                          -----------  -------------
Computer equipment.....................................................   $  681,000    $  2,410,000
Purchased software.....................................................       78,000       1,658,000
Furniture..............................................................           --         324,000
Leasehold improvements.................................................           --         124,000
                                                                          -----------  -------------
Less: accumulated depreciation and amortization........................      759,000       4,516,000
                                                                            (157,000)     (1,470,000)
                                                                          -----------  -------------
Property and equipment, net............................................   $  602,000    $  3,046,000
                                                                          ===========  =============

     Depreciation expense was approximately $21,000, $109,000, and $791,000 in 1997, 1998 and 1999, respectively. Amortization expense was approximately $5,000, $21,000 and $522,000,in 1997, 1998 and 1999, respectively.

                               LASER LINK.NET, INC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


4.   INCOME TAXES:

     The significant components of deferred tax assets at December 31, 1999 are as follows:

                                                                                             1999
                                                                                          ------------
       Loss carryforwards..............................................................   $ 1,410,000
       Bad debt expense................................................................       132,000
                                                                                          ------------
          Total deferred tax assets....................................................     1,542,000
       Less: valuation allowance.......................................................    (1,542,000)
                                                                                          ------------
          Net deferred tax assets......................................................   $        --
                                                                                          ============

     As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $3,526,000. The federal loss carryforwards, which expire between 2018 and 2019, are available to offset future federal taxable income, if any. The Company also had state net operating loss carryforwards as of December 31, 1999 of $3,526,000. The state loss carryforwards, which expire between 2008 and 2009, are limited to a maximum utilization of $1,000,000 per year.

     Management has determined that realization of these tax benefits is uncertain and therefore has provided a full valuation allowance. The utilization of tax credit carryforwards may be limited by changes in ownership under Section 382 of the Internal Revenue Code and similar statutes.

5.   STOCKHOLDERS' EQUITY:

     COMMON STOCK:

     Class A Common stockholders have the right to one vote for each share of Class A Common Stock held. Class B Common stockholders have the right to one vote for each share of Class B Common Stock held. Class B Common stockholders have the right to elect a majority of the Board of Directors.

     On April 1, 1999 the Company effected a twenty-for-one stock split of the outstanding shares of common stock in the form of a stock dividend. Accordingly, all common stock data shown in the accompanying financial statements and notes have been retroactively adjusted to reflect the stock split.

     PREFERRED STOCK:

     The Board of Directors has the authority to issue shares and to fix voting privileges, dividend rates, conversion privileges and any other rights of the preferred stock.

     REDEEMABLE PREFERRED STOCK:

     On December 29, 1998, the Company issued 20,000 shares of its Class A Redeemable Preferred Stock to an investor for $2,000,000. Stock issuance costs of $48,000 have been charged to the redeemable preferred stock. The Class A Redeemable Preferred Stock has no voting privileges and accrues quarterly dividends at 8% of the liquidation preference (defined by the agreement to be $5 per share) per annum. The Class A Redeemable Preferred stockholders are entitled to distribution of $5 per share in preference to holders of Common Stock plus all accrued and unpaid dividends on December 31, 2003 or earlier upon the occurrence of certain events such as an initial public offering. Upon liquidation, dissolution or winding up of the Company, Class A Redeemable Preferred stockholders are entitled to a distribution equal to the liquidation preference amount. This offering included a warrant to purchase 2,099,900 additional shares of Class A Common Stock at less than $.01 per share. The warrant expires on December 29, 2008.

                               LASER LINK.NET, INC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     STOCK OPTION PLAN:

     The Company established the 1997 Stock Option Plan (the "Plan") that provides for the grant of stock options and warrants to officers, directors and other key employees of the Company to purchase a maximum of 10,000,000 shares of Class A Common Stock. The Plan provides for granting of both incentive stock options, as defined in Section 422 of the Code, and options that do not qualify under Section 422 of the Code ("nonqualified options"). The Plan expires ten years from the date of adoption of the Plan, subject to the right of the Board of Directors to terminate the Plan at any time prior thereto. Grants under the Plan expire five or ten years from the date of the grant and generally vest over a four year period. The exercise price of all options granted under the Plan must be at least 100% of the fair market value on the date of grant. As of December 31, 1999, no options have been exercised, and 1,885,500 options remain available for issuance under the Plan.

     NON-QUALIFIED OPTION GRANTS:

     In addition to the options granted under the Plan, the Company granted 20,000 nonqualified stock options to a consultant during 1998. Nonqualified options generally have a maximum term of 10 years and generally vest in equal annual increments over a three- year period.

     If compensation cost had been determined based on the fair value of the options at the grant dates for those options for which no compensation cost has been recognized, consistent with the method of SFAS 123, the Company's net loss and loss per share would have been:

                                                            1997           1998           1999
                                                         ------------  -------------  --------------
Net loss:
   As reported.........................................  $  (246,000)  $ (1,915,000)  $  (3,742,000)
   Pro forma...........................................     (248,000)    (1,961,000)     (4,204,000)
Net loss:
   As reported.........................................        (0.01)         (0.09)          (0.14)
   Pro forma...........................................        (0.01)         (0.09)          (0.16)

     Such pro forma disclosures may not be representative of future compensation expense because options vest over several years and additional grants are made each year.

     The weighted-average fair value of stock options granted was $0.02 per option in 1997, $0.05 in 1998 and $0.25 in 1999. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants in 1997, 1998 and 1999, respectively: risk-free interest rates of 5.8%, 5.6% and 5.3%; dividend yields and volatility factors of 0%; and expected lives of three years.

     The following table summarizes stock option activity in 1998 and 1999:

                                                             EXERCISE                            WEIGHTED-AVERAGE
                                             NUMBER OF     PRICE RANGE      WEIGHTED-AVERAGE        REMAINING
                                              SHARES        PER SHARE        EXERCISE PRICE      CONTRACTUAL LIFE
                                            ------------  ---------------  -------------------  -------------------
Outstanding as of December 31, 1997......     2,000,000   $  0.05-$0.25          $0.11              7.95 years
   Granted...............................     1,870,000   $  0.05-$0.50          $0.31              8.32 years
   Exercised.............................            --              --             --                      --
   Cancelled/forfeited...................       (80,000)  $        0.25          $0.25              8.94 years
                                            ------------  ---------------  -------------------  -------------------
Outstanding as of December 31, 1998           3,790,000   $  0.05-$0.50          $0.20              8.13 years
   Granted...............................     4,499,500   $  0.76-$3.38          $1.39              9.39 years
   Exercised.............................            --              --             --                      --
   Canceled/forfeited....................       (75,000)  $        0.76          $0.76              9.75 years
                                            ------------  ---------------  -------------------  -------------------
Outstanding as of December 31, 1999......     8,214,500   $  0.05-$3.38          $0.84              8.80 years
                                            ============  ===============  ===================  ===================

                               LASER LINK.NET, INC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     The following table summarizes the number of options outstanding by year of grant:


                                                  NUMBER OF        EXERCISE
       YEAR OF GRANT                               SHARES        PRICE RANGE
                                                -------------  ----------------
          1997..................................   2,000,000   $  0.05 - $0.25
          1998..................................   1,790,000   $  0.05 - $0.50
          1999..................................   4,424,500   $  0.76 - $3.38

     As of December 31, 1998, 549,800 shares were exercisable at a weighted-average price per share of $0.12. As of December 31, 1999 1,994,300 shares were exercisable at a weighted average price per share of $0.29. No options were exercised during 1997, 1998 or 1999.

6.   RELATED PARTY TRANSACTIONS:

     Each nonmanagement member of the Board of Directors received an option to purchase 300,000 shares of common stock at exercise prices ranging from $0.05 to $0.50 per share (estimated fair market value at date of grant). These options (totaling 1,500,000 shares) expire on April 20, 2003 and vest over a period of three years, except that the options may vest immediately upon the occurrence of certain events.

     An officer of the Company has made advances to the Company for working capital and equipment purchases. These loans had a term of one year and included interest at the prime rate. These advances were repaid in full during 1999. In connection with these loans, this officer was issued warrants to purchase 146,000 and 570,660 shares of Class B Common Stock at $0.38 and $0.76 per share, respectively. These warrants expire five years from the date of issuance on April 27, 2003 and December 9, 2003, respectively.

     The Company may borrow up to $5,000,000 under a revolving credit agreement with an investor group. The credit agreement will expire on June 30, 2000. Borrowings under the agreement bear interest at prime plus 2% (10.5% at December 31, 1999) and are collateralized by substantially all of the assets of the Company. The credit facility contains certain quarterly financial covenants. The Company had borrowings outstanding under the credit facility of $0 and $3,750,000 as of December 31, 1998 and 1999, respectively. As of December 31, 1999, the Company was in violation of certain financial covenants of the credit facility.

7.   COMMITMENTS AND CONTINGENCIES:

     LEASES:

     The Company leases three facilities for its operations and equipment network. The equipment network facility is under a noncancelable operating lease expiring November 15, 2003. One operations facility is leased on a month-to-month basis with no formal agreement. The other facility agreement is a noncancelable lease expiring March 15, 2004.

     At December 31, 1999, the Company's minimum rental commitments under non-cancelable operating leases for each fiscal year ended December 31 are as follows:

FISCAL                                                          OPERATING
YEAR                                                              LEASES
                                                               -------------
   2000......................................................  $    278,000
   2001......................................................       282,000
   2002......................................................       210,000
   2003......................................................       210,000
   2004 and thereafter.......................................        53,000
                                                               -------------
     Total minimum lease payments............................  $  1,033,000
                                                               =============

     Total rent expense for operating leases for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $22,000, $39,000 and $184,000, respectively.

                               LASER LINK.NET, INC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     EMPLOYMENT CONTRACTS:

     The Company has entered into various employment contracts with key employees. These agreements are consecutive one-year terms and entitle the employees to a total of 1,320,000 options to purchase Class A common stock.

     SIGNIFICANT AGREEMENTS:

     Access to the Internet for subscribers is provided through points of presence capacity leased from UUNet. The agreement with UUNet expires June 1, 2001 and automatically renews for consecutive one- year terms, unless terminated prior to or at the end of its current term.

     UUNet is also a competitor of the Company. UUNet's availability may be limited in the future if other significant UUNet users increase capacity. The Company pays UUNet a fee per network hour used.

     The Company has licensed Netscape Communicator software ("Netscape") from Netscape Communications Corporation, and Microsoft Internet Explorer Software ("Explorer") from Microsoft Corporation. These licenses permit the Company to distribute Netscape and Explorer in the Company's Network Operations Center access packages. Management believes that contract renewal of both of the licenses under conditions acceptable to the Company is probable.

     The Company has entered into an agreement with a company to provide customer service and technical support to the Company's customer base. The Company is subject to charges by the service provider on a fixed fee basis per subscriber.

     LEGAL PROCEEDINGS:

     The Company is subject to legal proceedings and claims that arise in the ordinary course of business. As of December 31, 1999, management is not aware of any asserted or pending litigation or claims against the Company that would have a material adverse effect on the Company's financial condition, results of operations or liquidity.

8.   EMPLOYEE BENEFIT PLAN:

     In 1999, the Company established a defined contribution 401(k) retirement plan covering substantially all its employees. Under this plan, eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution up to 15% of an employee's annual compensation. The Company contributed $31,000 in 1999.

9.   SUBSEQUENT EVENTS:

     On March 8, 2000, the Company signed an Agreement and Plan of Merger (the "Agreement") with Covad Communications Group, Inc. ("Covad"). Under the terms of the Agreement, Covad will exchange approximately 4,300,000 shares (6,450,000 split-adjusted shares) of its common stock for all outstanding Company common stock and all unexpired and unexercised outstanding Company options and warrants.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BlueStar Communications Group, Inc.:

     We have audited the accompanying consolidated balance sheets of BlueStar Communications Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BlueStar Communications Group, Inc. and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                      /s/ Arthur Andersen LLP

Nashville, Tennessee
January 14, 2000, except for the fifth
and eighth paragraphs of Note 9, as to
which the date is July 14, 2000

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999


                                                                                        1998           1999
                                                                                    ------------- ---------------
ASSETS
Current Assets:

   Cash and cash equivalents.....................................................   $    501,611  $   12,901,707
   Accounts receivable...........................................................          1,142         140,115
   Inventories...................................................................             --         108,051
   Prepaid expenses and other current assets.....................................          6,531         325,643
                                                                                    ------------- ---------------
     Total current assets........................................................        509,284      13,475,516
                                                                                    ------------- ---------------
Property and equipment, net......................................................        142,712       5,017,500
Collocation fees, net............................................................         19,250       7,445,674
Other assets.....................................................................             --         567,677
                                                                                    ------------- ---------------
     Total assets................................................................   $   671,246   $   26,506,367
                                                                                    ============= ===============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
   Accounts payable..............................................................   $     30,978  $    2,360,369
   Accrued liabilities...........................................................        169,316       4,645,776
   Note payable..................................................................            ---         541,526
   Current portion of long-term debt.............................................        155,000         320,922
                                                                                    ------------- ---------------
     Total current liabilities...................................................        355,294       7,868,593
                                                                                    ------------- ---------------
Long-term debt, net of current portion...........................................        345,000         503,174
                                                                                    ------------- ---------------
     Total liabilities...........................................................        700,294       8,371,767

Commitments and Contingencies:
   Redeemable Convertible Preferred Stock, $01 par value;
     25,000,000 shares authorized
   Series A, 12,345,003 shares outstanding.......................................             --       5,936,688
   Series B, 8,177,040 shares outstanding........................................             --      31,080,009

Stockholders' Deficit:
   Common stock, $0025 and $01 par value at December 31, 1998 and 1999, respectively; 50,000,000 and 60,000,000 shares authorized at December 31,
     1998 and 1999, respectively; 12,145,593 and 11,712,900 shares issued and
     outstanding at December 31, 1998 and 1999, respectively.....................         30,364         117,128
   Additional paid-in capital....................................................        421,463       4,018,372
   Deferred compensation.........................................................             --      (3,239,122)
   Accumulated deficit...........................................................       (480,875)    (19,778,475)
                                                                                    ------------- ---------------
     Total stockholders' deficit.................................................        (29,048)    (18,882,097)
                                                                                    ------------- ---------------
     Total liabilities, redeemable convertible preferred stock and stockholders' deficit.....................................................
                                                                                    $   671,246   $   26,506,367
                                                                                    ============= ===============

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                 1998              1999
                                                             --------------  -----------------
Revenues..................................................   $      12,101    $       771,109
Operating Expenses:
   Network and product costs..............................         199,973          8,082,759
   Selling and marketing..................................          75,572          4,809,590
   General and administrative.............................         426,250          6,949,442
   Amortization of deferred compensation..................              --            425,840
   Depreciation and amortization..........................          28,402            263,972
                                                             --------------  -----------------
     Total Operating Expenses.............................         730,197         20,531,603
                                                             --------------  -----------------

Loss from Operations......................................        (718,096)       (19,760,494)

Interest Income (Expense):
   Interest income........................................          14,633            607,200
   Interest expense.......................................         (14,166)           (65,486)
                                                             --------------  -----------------
     Net interest income..................................             467            541,714
Net loss..................................................   $    (717,629)  $    (19,218,780)
                                                             ==============  =================
Net loss per common share, basic and diluted..............   $       (0.07)  $          (2.15)
                                                             ==============  =================
Weighted average number of common shares outstanding......      10,154,010          8,953,153
                                                             ==============  =================


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999


                                   COMMON STOCK       ADDITIONAL
                              ----------------------   PAID-IN      DEFERRED      MEMBER     ACCUMULATED
                                SHARES      AMOUNT     CAPITAL    COMPENSATION    CAPITAL     DEFICIT        TOTAL
                              ----------  ---------- ----------- -------------- ---------- ------------- -------------
Balance at January 1, 1998 .          --  $       -- $       --  $          --  $ 100,808  $         -- $     100,808
   Member contributions ....          --          --         --             --     20,314            --        20,314
   Net loss of LLC..........          --          --         --             --         --      (236,754)     (236,754)
   Issuance of common stock
     and reorganization
     from LLC to
     Corporation............   9,855,000      24,637   (140,269)            --   (121,122)      236,754            --
   Common stock issued......   2,332,281       5,831    575,524             --         --            --       581,355
   Common stock redemption..     (41,688)       (104)   (13,792)            --         --            --       (13,896)
   Net loss since
     reorganization ........          --          --         --             --         --      (480,875)     (480,875)
                              ----------  ---------- ----------- -------------- ---------- ------------- -------------
Balance at December 31,
   1998.....................  12,145,593      30,364    421,463             --         --      (480,875)      (29,048)

   Change of par value of
     common stock from
     $.0025 to $.01 per
     share .................          --      91,091    (91,091)            --         --            --            --
   Shares issued to
     employee (1,298,244
     shares restricted and
     deferred compensation
     at $.049 per share)....   1,390,017      13,900     54,211        (63,615)        --            --         4,496
   Deferred compensation on
     stock option grants ...          --          --  3,601,347     (3,601,347)        --            --            --
   Amortization of deferred
     compensation ..........          --          --         --        425,840         --            --       425,840
   Compensation expense
     related to non-employee
     warrant and stock
     options granted .......          --          --     10,000             --         --            --        10,000
   Exercise of common stock
     options................     198,315       1,983     22,442             --         --            --        24,425
Repurchase of common stock .  (2,021,025)    (20,210)        --             --         --       (78,820)      (99,030)
Net loss....................          --          --         --             --         --   (19,218,780)  (19,218,780)
                              ----------  ---------- ---------- -------------- ---------- ------------- -------------
Balance at December 31,
     1999 ..................  11,712,900  $  117,128 $4,018,372  $  (3,239,122) $      --  $(19,778,475) $(18,882,097)
                              ==========  ========== =========== ============== ========== ============= =============


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.



                                        BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                                         1998           1999
                                                                                     ------------   -------------
Cash Flows From Operating Activities:
   Net loss.......................................................................   $   (717,629)  $ (19,218,780)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation of property and equipment.......................................         28,402         224,548
     Amortization of collocation fees.............................................             --          39,424
     Amortization of deferred compensation........................................             --         425,840
     Non-cash compensation expense................................................          6,073          14,496
     Changes in operating assets and liabilities:
       Accounts receivable........................................................         (1,142)       (138,973)
       Inventories................................................................             --        (108,051)
       Prepaid expenses and other current assets..................................         (6,531)       (319,112)
       Other assets...............................................................             --        (567,677)
       Accounts payable...........................................................         30,978       2,329,391
       Accrued liabilities........................................................        163,243       4,476,460
                                                                                     ------------   -------------
         Net cash used in operating activities....................................       (496,606)    (12,842,434)
                                                                                     ------------   -------------

Cash Flows From Investing Activities:
   Purchase of property and equipment.............................................        (70,306)     (4,557,810)
   Payments of collocation fees...................................................        (19,250)     (7,465,848)
                                                                                     ------------   -------------
         Net cash used in investing activities....................................        (89,556)    (12,023,658)
                                                                                     ------------   -------------

Cash Flows From Financing Activities:
   Proceeds from issuance of common stock.........................................        575,000          24,425
   Repurchase of common stock.....................................................             --         (99,030)
   Proceeds from issuance of preferred stock......................................             --      37,016,697
   Proceeds from long-term debt...................................................        500,000         500,000
   Repayments on long-term debt                                                                          (175,904)
   Other equity transactions, net.................................................         12,773              --
                                                                                     ------------   -------------
         Net cash provided by financing activities................................      1,087,773      37,266,188
                                                                                     ------------   -------------
Net Increase in Cash and Cash Equivalents.........................................        501,611      12,400,096
Cash and Cash Equivalents, beginning of year......................................             --         501,611
                                                                                     ------------   -------------
Cash and Cash Equivalents, end of year............................................   $    501,611   $  12,901,707
                                                                                     ============   =============

Supplemental Cash Flow Information:
   Interest paid..................................................................   $     14,166   $      65,486
                                                                                     ============   =============

Supplemental Non-Cash Financing Activities:
   Software purchased through short-term note payable.............................   $         --   $     541,526
                                                                                     ============   =============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BlueStar Properties, Inc., a Tennessee corporation, was incorporated on September 28, 1998. On the same date, subsequent to incorporation, all assets and liabilities of BlueStar Communications, LLC, which was organized on March 7, 1997, were merged with and into BlueStar Properties, Inc., a Tennessee corporation, in a common control reorganization. On June 21, 1999, we reincorporated in Delaware by merging BlueStar Properties, Inc., a Tennessee corporation, into BlueStar Properties, Inc., a Delaware corporation, with BlueStar Properties, Inc., a Delaware corporation, surviving. The Delaware corporation subsequently changed its name to BlueStar Communications Group, Inc. (collectively, including all predecessors, the Company).

     The Company has four wholly owned subsidiaries, BlueStar Communications, Inc., the operating business, BlueStar Networks, Inc. and BlueStar Networks of Virginia, Inc., both of which maintain certain regulatory licenses, and BlueStar Communications of the Southeast, Inc.

     The Company is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier II and Tier III cities. Our Internet services, which are packaged with Web hosting and e-mail, and our high-speed real private networking services are primarily provided using DSL technology. In addition to DSL technology, the Company also offers other low-cost broadband solutions, including unbundled network element T1, or UNE T1, in order to meet its customers' needs and maximize its network footprint.

     The consolidated financial statements include the activity of BlueStar Communications, LLC and BlueStar Properties, Inc., a Tennessee corporation, as the predecessors to the Company. Revenue, expense and cash flow information for the period from inception (March 7, 1997) to December 31, 1997 were all less than $6,700, and, as a result, a full set of consolidated financial statements for 1997 have not been included.

     To date, the Company has incurred cash losses from operations and projects that it will continue to incur losses in the near future, resulting in the need for additional cash. The Company could incur additional losses as it continues to expand its operating network. The Company intends to obtain cash from strategic partners, existing and/or new stockholders or other resources. If such resources are not obtained by the Company, then it could adversely affect the Company's ability to operate at its current level.

     (A)  BASIS OF PRESENTATION

     The consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     (B)  REVENUE RECOGNITION

     Revenue related to service, installation and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Although not material at December 31, 1998 or December 31, 1999, payments received in advance of providing services are recorded as unearned revenue until such services are provided.

     Selling costs in connection with lines that have been sold but not yet installed are expensed as incurred. These selling costs are the only expenses incurred prior to installation.

     (C)  CASH AND CASH EQUIVALENTS

     The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents. The Company had $8,994 in cash balance subject to withdrawal restrictions as a condition of its $75,000 equipment leasing line of credit with its bank at December 31, 1998 and no restrictions at December 31, 1999.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     (D)  INVENTORIES

     Inventories consist of telecommunications equipment that will be installed at customer locations. Inventory is accounted for on a FIFO basis at the lower of cost or market.

     (E)  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

     Furniture and fixtures............................................ 7 years
     Network equipment................................................. 5 years
     Software.......................................................... 3 years
     Leasehold improvements.................................. Life of the lease

     Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for renewals and betterments are capitalized. The Company accounts for software costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98- 1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs.

     (F) COLLOCATION FEES

     Collocation fees represent non-recurring (one-time) fees paid to traditional telephone companies. Non-recurring fees are an investment paid to the telephone carriers to make space in the phone carriers central office available and ready for use and placement of certain Company equipment. Non-recurring collocation fees are amortized over their estimated useful lives of five years.

     The Company also incurs recurring monthly fees to traditional telephone companies. Recurring collocation fees compensate the traditional telephone carrier for maintenance of the facilities and variable costs such as power. These fees also provide Company employees unlimited access to collocation space and enable local loops between the central office and the customer as well as broadband transport facilities to transmit data among the Company's collocations. These recurring fees are cancelable by the Company when it ceases to occupy the space. However, should the Company move to another collocation space in the same area in order to over our service, monthly fees would be payable at approximately the same levels ($500 average per month per collocation facility).

     (G)  LONG-LIVED ASSETS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets are less than their carrying amount, and if so, companies recognize an impairment loss based on the excess of the carrying amount of the assets over fair value. Accordingly, management periodically evaluates the ongoing value of property and equipment and has determined that there were no indications of impairment as of December 31, 1998 and 1999.

     (H)  ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was approximately $30,192 and $898,653 for the years ended December 31, 1998 and 1999, respectively.

     (I)  INCOME TAXES

     Prior to becoming BlueStar Properties, Inc., a Tennessee C corporation, on September 28, 1998, the Company operated as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions,

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

income or losses of BlueStar Communications, LLC were reported by the members on their individual federal and state income tax returns, and BlueStar Communications, LLC did not pay income taxes or receive income tax benefits. The year-to-date loss of the LLC through September 28, 1998, of $236,754 was netted against paid-in capital upon the dissolution of the LLC on that date.

     The Company accounts for income taxes under Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (J)  STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"(SFAS 123).

     (K)  NET LOSS PER SHARE

     Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128). SFAS 128 requires the presentation of basic and diluted earnings per share
(EPS). Under the provisions of SFAS 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

     Shares issued to employees subject to repurchase by the Company are not included in the weighted average number of common shares outstanding for the period.

     Diluted EPS is the same as basic EPS as all potentially dilutive securities are antidilutive Potential dilutive securities at December 31, 1999 include common stock that would be issued for the exercise of stock options and warrants 6,854,450 shares the expiration of restrictions on shares 3,657,157 shares and the conversion of preferred shares 20,522,043 common shares

     (L)  USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

     (M)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and debt approximate fair value.

     (N)  START-UP COSTS

     In accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5), the Company has expensed all start-up costs to date.

     (O)  COMPREHENSIVE LOSS

     The Company's comprehensive loss as defined by Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" has been the same as reported losses since inception.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     (P)  SEGMENT INFORMATION

     The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company operates in one segment: high-speed Internet access and data communications services.

     (Q)  NEWLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal quarters beginning after June 15, 2000. The impact of the adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations or financial position.

     Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements," ("SAB 101") was issued in December 31, 1999 by the Securities and Exchange Commission. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to complications surrounding the implementation of SAB 101, the SEC has deferred the implementation date of certain provisions of SAB 101 until no later than the quarter ended December 31, 2000, with retroactive application to transactions entered into during the quarter ended March 31, 2000. This extension will allow the Company and other companies impacted by this Bulletin adequate time to fully understand the broader implications of SAB 101 and to respond accordingly.

     (R)  CONCENTRATION OF RISK

     Under a master operating lease agreement with Ascend Communications, now Lucent, the Company had leased equipment valued at $16,213,932 as of December 31, 1999. Lucent is the primary supplier of the Company's network equipment. Lucent also provided the Company with a $1,000,000 line of working capital in a transaction separate from the lease agreements.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

2. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, as of December 31, consisted of the following:

                                                                                   1998          1999
                                                                                -----------  --------------
     Furniture and Fixtures..................................................   $    2,815   $     375,094
     Network equipment.......................................................      166,493       2,358,357
     Software................................................................           --       2,434,854
     Leasehold improvements..................................................        1,806         102,145
     Less accumulated depreciation...........................................      (28,402)       (252,950)
                                                                                -----------  --------------
     Property and equipment, net.............................................   $  142,712    $  5,017,500
                                                                                ===========  ==============

3. LEASE COMMITMENTS

     The Company leases its office facilities and certain equipment from various sources and leases its DSL equipment from Lucent as part of its $109.0 million equipment lease line. The payment terms for each of the

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

individual leases under the Lucent Master Lease Agreement escalate during the first year and then remain constant over the remaining life of the lease. Under the Lucent Master Lease Agreement, the Company may lease equipment with a fair market value up to $30.0 million immediately. The Company may lease additional equipment up to the full $109.0 million value so long as it maintains certain financial ratios and covenants defined in the Lucent Master Lease Agreement. Once the Company has leased equipment with a fair market value greater than $50.0 million, it must maintain $10.0 million of restricted cash or cash equivalents on hand at all times. The total amount of the base rent for all leases and subleases is being charged to expense on the straight-line method over the terms of the leases. Rental expense for all operating leases and subleases was $128,896 and $3,566,838 for the years ended December 31, 1998 and 1999, respectively. Future minimum commitments under noncancellable operating lease agreements and building office space lease agreements outstanding at December 31, 1999 are as follows:

                                                                                      OPERATING
                                                                                    LEASE PAYMENTS
                                                                                    ---------------
     2000........................................................................   $    9,219,241
     2001........................................................................        9,689,065
     2002........................................................................        5,427,773
     2003........................................................................          490,726
     2004........................................................................          205,572
                                                                                    ---------------
        Total minimum lease payments.............................................   $   25,032,377
                                                                                    ===============

4. ACCRUED LIABILITIES

     At December 31, 1998 and 1999, accrued liabilities consisted of the following:

                                                                           1998          1999
                                                                       -------------   --------------
     Accrued software payments......................................   $         --    $     995,537
     Accrued compensation expenses..................................             --          764,482
     Deferred lease payments........................................         80,251        1,824,962
     Other accruals.................................................         89,065        1,060,795
                                                                       -------------   --------------
     Accrued liabilities............................................   $    169,316    $   4,645,776
                                                                       =============   ==============

     Deferred lease payments, within accrued liabilities, are caused by the difference between the recognition of lease expense under generally accepted accounting principles and the payment terms required by the Lucent Master Lease Agreement. The payment terms for each of the individual leases under the Lucent Master Lease Agreement escalates during the first year and then remains constant over the remaining life of the lease. Accordingly, the base rent for the lease is being charged to expense using the straight line method over the life of the lease (36 months).

5.   NOTE PAYABLE

     In December 1999, the Company entered into a short-term note payable to an equipment vendor in the amount of $541,526. Interest accrues at an annual rate of 15%. Principal and interest payments of $58,704 are due monthly for the first 10 months of the year ended December 31, 2000.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6.   LONG-TERM DEBT

     At December 31, 1998 and 1999, long-term debt consists of:



                                                                   INTEREST
                                                                     RATE         1998         1999
                                                                   --------    ------------ ------------
     Lucent loan dated August 1998..............................      8.50%     $  500,000   $   373,891
     Lucent loan dated February 1999............................      7.75              --       450,205
     Less current portion.......................................                  (155,000)     (320,922)
                                                                               ------------ ------------
     Long-term debt.............................................                $  345,000   $   503,174
                                                                               ============ ============

     The Company has a working capital line of credit agreement (Credit Line) with Lucent allowing for borrowings up to $1,000,000. The balance is secured by all of the assets of the Company. The line of credit is available in two tranches of $500,000 each. Each tranche is payable over thirty-six months with interest only payments for the first six months and principal and interest due over the remaining thirty months. The August 1998 tranche matures in August 2001 and the February 1999 tranche matures in February 2002. Amounts charged to interest expense for both loans was $14,166 and $65,486 during the years ended December 31, 1998 and 1999, respectively.

7.   REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Company's certificate of incorporation, as amended, authorizes the issuance of up to 25,000,000 shares of Redeemable Convertible Preferred Stock (Preferred Stock), of which 12,345,003 and 8,177,040 shares are designated Series A and Series B, respectively. In March 1999, the Company issued 12,345,003 shares of redeemable convertible voting preferred stock designated as Series A Preferred Stock at $0.49 per share. In August 1999 the Company issued 8,177,040 shares of redeemable convertible voting Preferred Stock designated as Series B Preferred Stock at $3.80 per share.

     The rights with respect to voting, dividends, liquidation and conversion of the Preferred Stock are as follows:

     Each share of Series A and B Preferred Stock has the same number of votes as the number of shares of Common Stock into which that Series of Preferred Stock is convertible.

     Holders of Series A and B Preferred Stock are entitled to receive dividends at the annual rate of $0.04 and $0.30 per share, respectively, when, as and if declared by the Board of Directors. Such dividends are non-cumulative and are payable prior and in preference to any dividends payable for Common Stock declared by the Board of Directors. There have been no dividends declared to date. As of December 31, 1999, the preferred stock holders have a priority right on dividends of $1,296,000.

     In the event of any liquidation or winding up of the Company, including a merger or sale of significant assets, the holders of Series A and B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock an amount of $0.49, the original Series A liquidation amount, and $3.80, the original Series B liquidation amount, per share for each share of Series A and B Preferred Stock, respectively, plus all declared but unpaid dividends, if any. If assets are insufficient to permit payment in full of a particular series, then distribution would occur in proportion to the original issue price of the respective series of Preferred Stock held by such holders.

     After paying the amounts due the holders of shares of Preferred Stock, the remaining assets available for distribution shall be distributed pro rata among the holders of Common Stock and all Preferred Stock.

     Each share of Preferred Stock is convertible into Common Stock at the option of the holder or upon the consent of a majority of the aggregate votes of the number of preferred shares then outstanding. The number of fully paid and nonassessable shares of common stock into which each share of Series A and Series B Preferred Stock may be converted shall be determined by dividing the gross issue proceeds plus any declared but unpaid dividends by the

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

original issue price, adjusted for the effect of any stock splits, dividends or other distribution payable that entitles a holder of Common Stock to receive additional shares without payment of any consideration for the additional shares. The conversion price was $0.49 and $3.80 for each share of Series A and Series B Preferred Stock, respectfully, at December 31, 1999.

     Such conversion is automatic upon the effective date of an initial public offering of Common Stock for which the gross proceeds to the Company are at least $20,000,000 and the offering price per share is at least $3.80 per share. A total of 20,522,043 shares of Common Stock have been reserved for issuance upon the conversion of the Series A and Series B Preferred Stock.

     Each holder of Series A or Series B Preferred Stock may require the Company to redeem on the dates specified below, by giving not less than 60 days written notice, up to a cumulative total of that percentage of the shares held by such requesting holder as set forth below.

                                                                                         CUMULATIVE
                                                                                       PERCENTAGE OF
                                                                                        SHARES WHICH
                                                                                           MAY BE
     REDEMPTION DATE                                                                      REDEEMED
     -------------------                                                               --------------
     March 17, 2006.................................................................              25%
     March 17, 2007.................................................................              50
     March 17, 2008.................................................................              75
     March 17, 2009.................................................................             100

8.   STOCKHOLDERS' DEFICIT

     On October 29, 1999, the Company effected a 3-for-1 stock split in the form of a stock dividend. The accompanying consolidated financial statements and all references to Common Stock shares and per share amounts including options and warrants to purchase Common Stock have been retroactively restated to reflect the stock split. Membership units in the LLC were not effected by the stock split as it was not an organized entity at the time of the stock dividend. During 1999 the Company enacted a change in the par value of its common stock from $0.0025 to $.01 per share.

     As a condition of the Series A Preferred Stock agreement entered into on March 17, 1999, three employees of the Company entered into Stock Restriction and Special Payment Agreements with the Company. The agreements require tenure conditions for the respective employees in order to fully vest in a portion of their shares owned as of the date of the funding of the Series A Preferred Stock. Restricted shares are subject to a right of repurchase by the Company, at a price of $0.049 per share, if the employee leaves the Company or is terminated prior to vesting. This right of repurchase lapses ratably over a 48-month period and an additional 25% of the original amount of restricted shares automatically accelerates vesting for termination without cause. In addition, the agreements also include provisions which accelerate vesting upon a change in control of the Company. In connection with the termination of employment of one of these employees subject to such agreements, the Company exercised its right of repurchase of 2,021,025 shares of Common Stock at a price of $.049 per share and immediately retired these shares.

     On September 22, 1998, the Company entered into a Personal Services Agreement (PSA) with a consultant for the Company. Under the terms of the agreement, the consultant was granted 3.5% stock ownership in the Company and ultimately received additional ownership interest under the agreement. As of December 31, 1998, the consultant had received ownership in 5% of the outstanding Common Stock. Compensation expense was recorded based on the 5% ownership for the year ending December 31, 1998. On March 18, 1999, the consultant received 1,390,017 additional shares per the terms of the PSA. Immediately subsequent to receipt of the shares, the consultant became an officer and employee of the Company and the PSA was terminated. As a condition of the Series A Preferred Stock Purchase Agreement, a portion of his shares of Common Stock are restricted and subject to repurchase by the Company. Compensation expense related to the unrestricted shares was recognized upon issuance. The value related to the 1,298,244 restricted shares was recorded as deferred compensation and is being amortized over the 48-month vesting period.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     On August 8, 1998, the Company entered into a Warrant Agreement with Lucent in relation to the working capital note payable. In consideration of this commitment with a ten-year term, a warrant was issued to purchase shares of Common Stock at an exercise price of $0.33 per share. The number of shares available to be exercised per the terms of the note equaled the total principal amount advanced to the Company divided by ten, adjusted for any stock splits. At December 31, 1998, the Company had borrowed $500,000 and thus 150,000 shares were available to be issued under the warrant. In February 1999, the Company borrowed an additional $500,000 on the note and the number of shares available to be issued under the warrant was increased to 300,000. As of December 31, 1999, there have been no exercises under the warrant.

     In July 1999, the Company entered into a Warrant Agreement with Boyle Consolidated Communications, LLC (Boyle) as consideration for an exclusivity license to install access equipment in certain Boyle properties. The Company issued to Boyle a warrant to purchase 60,000 shares of Common Stock with an exercise price of $1.67 per share. This warrant is immediately exercisable and expires on the earlier of July 2004 or a breach of the agreement. The Company may exercise the option to repurchase any unvested shares at a price of $1.67 per share. The shares vest ratably over a 36-month period. As of December 31, 1999, there have been no exercises under the warrant. The Company accounted for the warrants based on their fair value at the grant date utilizing the Black Scholes economic model. The value of the warrants was expensed.

9.   STOCK OPTION PLAN

     During 1998, the Company issued 360,000 non-qualified stock options to certain initial employees and consultants of the Company From January 1999 to March 1999, the Company issued an additional 366,000 non-qualified stock options to certain employees and three consultants of the Company All initial employee or consultant options were issued at exercise prices greater than market value as determined by the Board of Directors of the Company The options expire in 2006 The Company recognized compensation expense for the value of the 360,000 options issued to non-employees.

                                                                                               WEIGHTED
                                                                                               AVERAGE
                                                                                NUMBER OF      EXERCISE
                                                                                SHARES          PRICE
                                                                                -----------  -----------
     Outstanding at January 1, 1998..........................................           --           --
        Granted..............................................................      360,000         0.33
        Exercised............................................................           --           --
        Cancelled............................................................           --           --
                                                                                -----------  -----------
     Outstanding at December 31, 1998........................................      360,000         0.33
        Granted..............................................................      366,000         0.38
        Exercised............................................................      (45,000)        0.33
        Cancelled............................................................     (135,000)        0.33
                                                                                -----------  -----------
     Outstanding at December 31, 1999........................................      546,000   $     0.37
                                                                                ===========  ===========
     Exercisable at December 31, 1999........................................      306,000   $     0.36
                                                                                ===========  ===========

     In March 1999, the Company's Board of Directors (Board) adopted the 1999 Incentive Stock Option Plan (Plan). The Plan provides for the granting of stock options to employees, directors or consultants of the Company. The Plan is administered by the Board and allows for the granting of non-qualified (NQOs) and incentive stock options (ISOs) for purchase up to an aggregate of 3,259,500 shares of Common Stock. The options are exercisable at the discretion of the plan administrator, but generally are exercisable upon vesting. Options generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months. Certain employees of the Company have been granted ISOs which vest at a rate of 12.5% after the first six months of service and then ratably over the next forty-two months. Options expire within 10 years after the date of grant. In the event of a change of control of the Company, the Plan provides for accelerated vesting based upon the terms evidenced in the Option grant, generally 50.0% of the unvested options of the employee. All options under the Plan have a ten year term.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     In October 1999, the Board approved and adopted the 1999 Stock Option/Stock Issuance Plan (New Plan). The New Plan provides for the granting of stock options and stock purchase rights to employees, non-employee members of the Board and consultants who provide services to the Company. At December 31, 1999, 7,615,500 shares of Common Stock were reserved for issuance under the Plan. The Plan is administered by the Board and allows for the granting of non-statutory options (NSOs) and incentive stock options (ISOs). The plan administrator establishes exercise provisions for options, but generally options are immediately exercisable upon grant. In the event that options are exercised prior to vesting, the shares issued pursuant to unvested options will be subject to repurchase by the Company. Options generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months. Certain employees of the Company have been granted options which vest at a rate of 12.5% after the first six months of service and then ratably over the next forty-two months. Options expire within 10 years after the date of grant.

     All grants under the Plan will be issued new certificates under the New Plan. Grants issued above the amount authorized by the Plan have been approved by the Board and are considered issued under the New Plan.

     The Company accounts for options issued to employees under APB Opinion 25. For the period ended December 31, 1999, the Company granted options with exercise prices greater than, equal to and less than the market value of the common stock as determined by the Board of Directors of the Company. As a result of the Company's reassessment during 2000 of the fair value per share of its common stock, the Company has restated its financial statements for the year ended December 31, 1999 to recognize deferred compensation of $3,601,347 related to options granted with exercise prices less than the market value of the common stock. Stock compensation expense is recognized over the four year vesting period and totaled $425,840 for the year ended December 31, 1999. The Company recognized compensation expense related to non-qualified options issued to consultants under the Plan.

     Plan and New Plan activity is as follows:

                                                                                                WEIGHTED
                                                                                                AVERAGE
                                                                                   NUMBER OF    EXERCISE
                                                                                    SHARES       PRICE
                                                                                  ------------ -----------
      Outstanding at January 1, 1999............................................           --         --
        Granted.................................................................    6,134,265  $     0.37
        Exercised...............................................................     (153,315)       0.06
        Cancelled...............................................................      (32,500)       0.57
                                                                                  ------------ -----------
     Outstanding at December 31, 1999...........................................    5,948,450  $     0.38
                                                                                  ============ ===========
     Exercisable at December 31, 1999...........................................      308,543  $     0.07
                                                                                  ============ ===========

       Thie following table summarizes information about initial employee, Plan and New Plan options outstanding at December 31, 1999:

                                    OPTIONS        REMAINING       WEIGHTED         OPTIONS        WEIGHTED
                                 OUTSTANDING AT    CONTRACTUAL      AVERAGE      EXERCISABLE AT    AVERAGE
            EXERCISE PRICES        12/31/99       LIFE IN YEARS  EXERCISE PRICE     12/31/99    EXERCISE PRICE
        -----------------------  --------------  -------------- --------------- --------------- --------------
        $    0.05-0.10               2,939,250            4.50  $         0.07         299,043  $        0.05
             0.20-0.49               1,008,000            3.71            0.29         306,000           0.36
                  0.77               2,547,200            5.00            0.77           9,000           0.77
                                 --------------  -------------- --------------- --------------- --------------
                                     6,494,450            4.60  $         0.38         614,043  $        0.22
                                 ==============  ============== =============== =============== ==============

     SFAS 123 established new financial and reporting standards for stock-based compensation plans. As the Company has adopted the disclosure-only provision of SFAS 123, no compensation cost has been recognized for the Company's option plan based on the fair value method. If the Company had recognized compensation cost for the option grants based on the fair value method prescribed by SFAS 123, the effects for the year ended December 31, 1998 would have been immaterial and the Company's net loss would have increased by approximately $44,000 or

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

less than $0.01 per share for the year ended December 31, 1999. The weighted average fair value of options granted during 1999 was $0.61. The above tables include 37,500 non-qualified options issued under the plan that are subject to repurchase by the Company. The Company did not repurchase any of these shares as of December 31, 1999.

     The fair value for these options was estimated at the date of grant using the minimum value method allowed under SFAS 123. Under this method, the expected life of the options used in this calculation was 2, 3, 5 and 6 years for options vesting in 1, 2, 3 and 4 years, respectively, from the date of grant; the risk free interest rate used ranged from 4.62% to 6.38%; and a volatility factor of nil.

10.  INCOME TAXES

     The components of the net deferred income tax asset (liability), at an effective rate of 39%, as of December 31, 1998 and 1999 are as follows:

                                                                             1998           1999
                                                                          ------------  --------------
     Non-current asset (liability):
        Net operating loss carryforward................................   $   186,811   $   7,906,389
        Tax over book depreciation.....................................        (9,008)       (265,253)
        Compensation accrual...........................................            --          77,728
        Other nondeductible accruals...................................            --         143,500
        Capitalized start-up costs.....................................         9,576           7,912
        Long-term accrued liability....................................        34,735              --
                                                                         ------------  --------------
          Total non-current asset......................................       222,114       7,870,276
        Less valuation allowance.......................................      (222,114)     (7,870,276)
                                                                         ------------  --------------
          Net deferred tax asset.......................................  $         --   $          --
                                                                         ============  ==============

     SFAS 109 requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of the deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future. The Company has provided a valuation allowance at December 31, 1998 and December 31, 1999. If the Company achieves sufficient profitability in future years to use all of the deferred income tax asset, the valuation allowance will be reduced through a credit to expense (increasing retained earnings).

     As of December 31, 1999, the Company had federal net operating loss carryforwards of approximately $479,002 which expire in 2013 and $18,804,874 which expire in 2014.

11.  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various litigation that arise through the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     On April 5, 1999, the Company entered into an agreement with the Chief Executive Officer. The agreement provides for a monthly base salary and 12 months' salary and additional vesting of options if terminated.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                       DECEMBER 31, 1999 AND JUNE 30, 2000

                                                                                   DECEMBER 31,      JUNE 30,
                                                                                       1999            2000
                                                                                  --------------- ---------------
                                                                                                   (UNAUDITED)
ASSETS
Current Assets:
   Cash and cash equivalents...................................................    $  12,901,707  $      920,669
   Accounts receivable.........................................................          140,115       1,303,684
   Inventories.................................................................          108,051          18,010
   Prepaid expenses and other current assets...................................          325,643       1,476,466
                                                                                  --------------- ---------------
     Total current assets......................................................       13,475,516       3,718,829
                                                                                  --------------- ---------------

Property and equipment, net....................................................        5,017,500      12,195,324
Collocation fees, net..........................................................        7,445,674      11,579,176
Other assets...................................................................          567,677       4,156,331
                                                                                  --------------- ---------------
     Total assets..............................................................    $  26,506,367  $   31,649,660
                                                                                  =============== ===============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
   Accounts payable............................................................    $   2,360,369  $    8,170,872
   Accrued liabilities.........................................................        4,645,776      12,622,889
   Note payable................................................................          541,526       7,270,767
   Current portion of long-term debt...........................................          320,922         334,520
                                                                                  --------------- ---------------
     Total current liabilities.................................................        7,868,593      28,399,048
                                                                                  --------------- ---------------
Long-term debt, net of current portion.........................................          503,174         332,420
     Total liabilities.........................................................        8,371,767      28,731,468

Commitments and contingencies:
Redeemable convertible preferred stock, $01 par value;
   25,000,000 shares authorized
   Series A, 12,345,003 shares outstanding ....................................        5,936,688       5,936,688
   Series B, 8,177,040 shares outstanding .....................................       31,080,009      31,080,009
   Series C, 2,165,603 shares outstanding......................................               --      33,975,000

Stockholders' Deficit:
   Common stock, $01 par value at December 31, 1999 and June 30, 2000;
     60,000,000 shares authorized at December 31, 1999 and June 30, 2000,
     11,712,900 and 13,176,774 shares issued and outstanding at December 31,
     1999 and June 30, 2000, respectively .....................................          117,128         131,767
   Additional paid-in capital .................................................        4,018,372       6,101,976
   Restricted stock loan receivable............................................               --        (728,150)
   Deferred compensation ......................................................       (3,239,122)     (3,076,769)
   Accumulated deficit.........................................................      (19,778,475)    (70,502,329)
                                                                                  --------------- ---------------
     Total stockholders' deficit ..............................................      (18,882,097)    (68,073,505)
                                                                                  --------------- ---------------
     Total liabilities, redeemable convertible preferred stock and
       stockholders' deficit...................................................    $  26,506,367  $   31,649,660
                                                                                  =============== ===============


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                                   (UNAUDITED)

                                                                                   1999             2000
                                                                               --------------  ----------------
Revenues....................................................................    $    136,211   $     3,625,031

Operating Expenses:
   Network and product costs ...............................................         950,659        20,612,551
   Selling and marketing....................................................         323,581        17,349,024
   General and administrative...............................................         863,145        12,235,957
   Amortization of deferred compensation....................................           3,976         1,095,963
   Depreciation and amortization ...........................................          24,493         1,934,852
                                                                               --------------  ----------------
       Total operating expenses ............................................       2,165,854        53,228,347
                                                                               --------------  ----------------
Loss From Operations .......................................................      (2,029,643)      (49,603,316)

Interest Income (Expense):
   Interest income .........................................................          40,197           499,709
   Interest expense ........................................................            (187)          (96,390)
                                                                               --------------  ----------------
       Net interest income (expense)........................................          40,010           403,319
                                                                               --------------  ----------------
   One time charges and debt fees...........................................              --        (1,454,244)
                                                                               ==============  ================
Net loss ...................................................................   $  (1,989,633)  $   (50,654,241)
                                                                               ==============  ================

Net loss per common share, basic and diluted ...............................   $       (0.19)  $         (5.31)
                                                                               ==============  ================
Weighted average number of common shares outstanding........................      10,425,501         9,539,643
                                                                               ==============  ================


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                             FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                   (UNAUDITED)

                                                                                              RESTRICTED
                                                       COMMON STOCK             ADDITIONAL        STOCK
                                                ---------------------------      PAID-IN          LOAN
                                                   SHARES        AMOUNT         CAPITAL       RECEIVABLE
                                                -------------  ------------  --------------- --------------
Balance at December 31, 1999................      11,712,900   $   117,128   $    4,018,372   $         --
   Exercise of common stock options.........       3,248,809        32,488        1,149,994             --
   Repurchase of common stock...............      (1,784,935)      (17,849)              --             --
   Deferred compensation on
     stock option grants....................              --            --          933,610             --
   Amortization of deferred compensation....              --            --               --             --
   Restricted stock loan receivable.........              --            --               --       (728,150)
   Net loss.................................              --            --               --             --
                                                -------------  ------------  --------------- --------------
Balance at June 30, 2000....................      13,176,774       131,767        6,101,976       (728,150)
                                                =============  ============  =============== ==============

                                                  DEFERRED        ACCUMULATED
                                                COMPENSATION        DEFICIT           TOTAL
                                               --------------   --------------- -----------------
Balance at December 31, 1999................   $   (3,239,122)  $  (19,778,475) $    (18,882,097)
   Exercise of common stock options.........               --               --         1,182,482
   Repurchase of common stock...............               --          (69,613)          (87,462)
   Deferred compensation on
     stock option grants....................         (933,610)              --                --
   Amortization of deferred compensation....        1,095,963               --         1,095,963
   Restricted stock loan receivable.........               --               --          (728,150)
   Net loss.................................               --      (50,654,241)      (50,654,241)
                                               --------------   --------------- -----------------
Balance at June 30, 2000....................   $   (3,076,769)  $  (70,502,329) $    (68,073,505)
                                               ==============   =============== =================


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                          THESE FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
    CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED
                             JUNE 30, 1999 AND 2000
                                   (UNAUDITED)

                                                                                      1999             2000
                                                                                 ---------------  ---------------
Cash Flows From Operating Activities:
   Net loss...................................................................   $   (1,989,623)  $  (50,654,241)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation of property and equipment...................................           24,493        1,412,374
     Amortization of collocation fees.........................................               --          522,478
     Amortization of deferred compensation....................................               --        1,095,963
     Interest on restricted stock receivable..................................               --          (22,580)
     Changes in operating assets and liabilities:
       Accounts receivable....................................................          (38,964)      (1,163,569)
       Inventories............................................................               --           90,041
       Prepaid expenses and other current assets..............................          (72,622)      (1,150,823)
       Other assets...........................................................               --       (3,588,654)
       Accounts payable.......................................................          268,330        5,810,503
       Accrued liabilities....................................................          337,151        7,977,113
                                                                                 ---------------  ---------------
       Short-term note payable................................................          193,756           13,598
                                                                                 ---------------  ---------------
         Net cash used in operating activities................................       (1,277,479)     (39,657,797)
                                                                                 ---------------  ---------------
Cash Flows From Investing Activities:
   Purchase of property and equipment.........................................         (297,941)      (8,590,198)
   Payments of collocation fees...............................................         (938,500)      (4,655,980)
                                                                                 ---------------  ---------------
         Net cash used in investing activities................................       (1,236,441)     (13,246,178)
                                                                                 ---------------  ---------------
Cash Flows From Financing Activities:
   Proceeds from issuance of common stock.....................................               --          476,912
   Repurchase of common stock.................................................               --          (87,462)
   Proceeds from issuance of preferred stock..................................        5,936,688       33,975,000
   Proceeds from long-term debt...............................................          245,383        6,729,241
   Repayments on long-term debt...............................................               --         (170,754)
   Other equity transactions, net.............................................                0               --
                                                                                 ---------------  ---------------
         Net cash provided by financing activities............................        6,182,071       40,922,937
                                                                                 ---------------  ---------------
Net Increase in Cash and Cash Equivalents.....................................        3,668,151      (11,981,038)
Cash and Cash Equivalents, beginning of period................................          501,611       12,901,707
                                                                                 ---------------  ---------------
Cash and Cash Equivalents, end of period......................................   $    4,169,762   $      920,669
                                                                                 ===============  ===============
Supplemental Cash Flow Information:
   Interest paid..............................................................   $       33,663   $       96,390
                                                                                 ===============  ===============
Supplemental Non-Cash Investing Activities:
   Restricted Stock Receivable................................................   $           --   $      705,570
                                                                                 ===============  ===============
Supplemental Non-Cash Financing Activities:
   Software purchased through short-term note payable.........................   $           --   $       29,555
                                                                                 ===============  ===============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The condensed consolidated balance sheet as of June 30, 2000 and the condensed consolidated statements of operations and cash flows for the periods ended June 30, 1999 and June 30, 2000 have been prepared by the Company in accordance with the accounting policies described in its annual financial statements for the year ended December 31, 1999 and should be read in conjunction with the notes thereto.

     In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at June 30, 2000 and results of operations and changes in cash flows for all periods presented have been made. The results of operations for the periods ended June 30, 1999 and 2000 are not necessarily indicative of the operating results for the full years.

2.   NET LOSS PER SHARE

     Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128). SFAS 128 requires the presentation of basic and diluted earnings per share
(EPS). Under the provisions of SFAS 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

     Shares issued to employees subject to repurchase by the Company are not included in the weighted average number of common shares outstanding for the period.

     Diluted EPS is the same as basic EPS as all potentially dilutive securities are antidilutive. Potential dilutive securities include common stock that would be issued for the exercise of stock options and warrants 4,581,700 shares the expiration of restrictions on shares 3,456,018 shares and the conversion of preferred shares (22,687,641 common shares).

3.   LEASE COMMITMENTS

     In April of 2000, the Master Lease Agreement with Lucent was amended to increase the maximum lease line from $109 million to $175 million. As of June 30, 2000, the Company has drawn a total of $50.5 million from the lease line.

     In April, 2000, the Company executed an equipment leasing line with Cisco Systems Capital, which allows the Company to lease equipment with a fair market value up to $50.0 million.

4.   REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On January 28, 2000, the Company issued 318,471 shares of Series C Preferred Stock for a total consideration of $5,000,000. On February 14, 2000, the Company issued an additional 1,847,132 shares of Series C Preferred Stock for net proceeds of $28,984,968. The rights and preferences of the Series C preferred stock are similar to Series A and B preferred stock, except that Series C preferred stock contains antidilution provisions.

5.   STOCKHOLDERS DEFICIT

     In January 2000, one of the employees subject to a Stock Restriction and Special Payment Agreement resigned. The Company exercised its right to repurchase the related outstanding restricted shares of 1,784,935 at a purchase price of $0.049 per share. The total cost of repurchased options and severance to the Company under the resignation agreement was approximately $231,000.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


6.   STOCK OPTION PLAN

     During 2000, the Company's Board of Directors (Board) adopted the 2000 Stock Incentive Plan (2000 Plan). The 2000 Plan provides for five separate equity incentive programs for eligible employees, directors and consultants of the Company, which are the Discretionary Option Grant Program, Salary Investment Option Grant Program, Stock Issuance Program, Automatic Option Grant Program and Director Fee Option Grant Program. A total of 8,538,500 shares of common stock have been reserved for issuance under the 2000 Plan, which includes all option grants under the predecessor option plans (i.e. the initial employee Plan and New Plan, and shares available for issuance under the predecessor plans) and 4,200,315 additional shares approved by the Board for issuance.

     The Salary Investment Option Grant Program is restricted to certain highly compensated employees and other insiders as defined in the 2000 Plan. The Automatic Option Grant and Director Fee Option Grant programs are restricted to non-employee Board members. All employees, non-employee members of the Board and consultants and the independent advisors who provide services to the Company are eligible under the Discretionary Option Grant and Stock Issuance Programs.

     The Company granted an additional 2,265,000 incentive stock options under the 2000 Plan to certain employees of the Company at exercise prices ranging from $0.77 to $7.85 per share in the period from January 5, to June 30, 2000. These option grants generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months.

     From January 1, 2000 to June 30, 2000, certain employees of the Company exercised options for 3,248,809 shares at a weighted average exercise price of $0.27 per share. Some of these employees were issued recourse loans by the Company valued at $705,570 in order for the employees to purchase their respective shares. The loans accrue interest at an annual rate of 7%. The loans are also secured by a pledge of the Common Stock purchased by the loan proceeds. Of the shares exercised through June 30, 2000, 1,544,375 shares have not vested and are subject to repurchase by the Company at a weighted average exercise price of $0.36 per share.

7.   STOCK PURCHASE PLAN

     On March 30, 2000, the Company's Board of Directors approved the BlueStar Communications Group, Inc. Employee Stock Purchase Plans (the "ESPP"). As part of the ESPP, 600,000 of common shares have been reserved for issuance under the plan. The ESPP's adoption is subject to the Company's completion of its initial public offering.

     The ESPP, which is intended to qualify under Section 423 of the IRS Code, will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on the first business day in February and August of each year.

     The purchase price per share at which shares will be sold in an offering under the ESPP will be the lower of 85% of the fair market value of a share of the Company's common stock on the first day of an offering period or 85% of the fair market value of a share of the Company's common stock on the semi-annual purchase date. The fair market value of the Company's common stock on a given date will be equal to the closing price of the Company's common stock on such date as such price is reported by the National Association of Securities Dealers on the Nasdaq national market.

8.   SUBSEQUENT EVENTS

     On June 16, 2000 an agreement was reached to merge with Covad Communications, Group, Inc. ("Covad"), a provider of broadband and Internet services. Under the merger agreement, the Company will receive 8 million shares of Covad common stock for all of the Company's outstanding shares, plus assumption of $55 million in debt and operating leases in a transaction currently scheduled to close in the third quarter of 2000. Up to five million additional shares of Covad common stock may be issued to the BlueStar shareholders if certain performance targets are met by BlueStar over the 2001 fiscal year.

     In June 2000, BlueStar entered into a $40.0 million demand loan agreement with Bear Stearns Corporate Lending Inc. Under the terms of the loan agreement, BlueStar may request up to $5.0 million every two weeks, not

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


to exceed an aggregate of $40.0 million. Bear Stearns, however, is not obligated to provide any portion of the requested amount. Any amounts borrowed under the loan agreement bear interest, at BlueStar's discretion, at either (1) the prime rate publicly announced by Citibank, N.A., plus 600 basis points or (2) the interest rate which eurodollar deposits for one month are offered in the interbank eurodollar market plus 700 basis points. Under either interest rate election, the minimum interest rate is 13.0%. The loan agreement matures at the earliest of (1) demand by Bear Stearns, (2) the date of commencement by or against BlueStar or any of its subsidiaries of any bankruptcy proceeding, (3) termination of the merger agreement in accordance with its terms (4) consummation of the merger with Covad Communications or any other change in control of BlueStar or (5) December 15, 2000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                        COVAD COMMUNICATIONS GROUP, INC.
                                       AND
                       BLUESTAR COMMUNICATIONS GROUP, INC.
                          APPENDICES TO THE PROSPECTUS

        A.        Agreement and Plan of Merger and Reorganization
        B.        Form of Stockholder Agreement
        C.        Form of Stock Restriction Agreement
        D.        Form of Escrow Agreement
        E.        Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
        F.        Section 262 of the Delaware General Corporation Law

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                      APPENDIX A




                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION


                                  BY AND AMONG


                        COVAD COMMUNICATIONS GROUP, INC.,


                          COVAD ACQUISITION CORPORATION


                                       AND


                       BLUESTAR COMMUNICATIONS GROUP, INC.


                                   DATED AS OF


                                  JUNE 16, 2000

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               -----
TABLE OF CONTENTS..............................................................................................   2
INDEX OF EXHIBITS..............................................................................................   5

ARTICLE I            THE MERGER................................................................................   6
         1.1         The Merger................................................................................   6
         1.2         Closing; Effective Time...................................................................   6
         1.3         Effect of the Merger......................................................................   7
         1.4         Certificate of Incorporation; By-laws.....................................................   7
         1.5         Directors and Officers....................................................................   7
         1.6         Taking of Necessary Action; Further Action................................................   7

ARTICLE II           CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES........................................   7
         2.1         Total Consideration.......................................................................   7
         2.2         Effect on Capital Stock; Conversion of Securities.........................................   7
         2.3         Exchange of Certificates..................................................................   9
         2.4         Form S-4..................................................................................  11
         2.5         Dissenters' Rights........................................................................  11
         2.6         Alternate Transaction Structures..........................................................  12
         2.7         Rights to Receive Additional Shares of Parent Common Stock................................  12

ARTICLE III          REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................................  13
         3.1         Organization, Standing and Power; Subsidiaries............................................  14
         3.2         Capital Structure.........................................................................  14
         3.3         Authority.................................................................................  15
         3.4         Financial Statements......................................................................  16
         3.5         Absence of Certain Changes................................................................  16
         3.6         Absence of Undisclosed Liabilities........................................................  17
         3.7         Litigation................................................................................  18
         3.8         Restrictions on Business Activities.......................................................  18
         3.9         Governmental Authorization................................................................  18
         3.10        Title to Property.........................................................................  18
         3.11        Intellectual Property.....................................................................  19
         3.12        Environmental Matters.....................................................................  20
         3.13        Taxes.....................................................................................  20
         3.14        Employee Benefit Plans....................................................................  21
         3.15        Employee Matters..........................................................................  22
         3.16        Transactions with Affiliates..............................................................  23
         3.17        Insurance.................................................................................  23
         3.18        Compliance With Laws......................................................................  23
         3.19        Minute Books..............................................................................  23
         3.20        Brokers' and Finders' Fees................................................................  24
         3.21        Stockholder Agreement; Irrevocable Proxies................................................  24
         3.22        Vote Required.............................................................................  24
         3.23        Board Approval............................................................................  24

         3.24        Accounts Receivable.......................................................................  24
         3.25        Customers and Suppliers...................................................................  24
         3.26        Material Contracts........................................................................  24
         3.27        No Breach of Material Contracts...........................................................  25
         3.28        Third Party Consents......................................................................  26
         3.29        Year 2000.................................................................................  26
         3.30        Affiliates................................................................................  26
         3.31        Outstanding Stock Options.................................................................  26
         3.32        Prospectus and Proxy Statement and S-4....................................................  26
         3.33        Representations Complete..................................................................  26

ARTICLE IV           REPRESENTATIONS AND WARRANTIES OF PARENT..................................................  27
         4.1         Organization, Standing and Power..........................................................  27
         4.2         Capital Structure.........................................................................  27
         4.3         Authority.................................................................................  27
         4.4         SEC Documents; Financial Statements.......................................................  28
         4.5         Broker's and Finders' Fees................................................................  28
         4.6         No Prior Activities.......................................................................  28
         4.7         Prospectus and Proxy Statement and S-4....................................................  28

ARTICLE V            CONDUCT PRIOR TO THE EFFECTIVE TIME.......................................................  28
         5.1         Conduct of Business of the Company........................................................  28
         5.2         Restricted Conduct of the Company.........................................................  29
         5.3         No Solicitation...........................................................................  31
         5.4         Additional Bridge Financing...............................................................  31

ARTICLE VI           ADDITIONAL AGREEMENTS.....................................................................  31
         6.1         Prospectus and Proxy Statement............................................................  31
         6.2         Meeting of Stockholders...................................................................  31
         6.3         Access to Information.....................................................................  32
         6.4         Public Disclosure.........................................................................  32
         6.5         Consents; Cooperation.....................................................................  32
         6.6         Company Affiliate Agreements..............................................................  33
         6.7         Stock Restriction Agreement...............................................................  33
         6.8         Legal Requirements........................................................................  33
         6.9         Blue Sky Laws.............................................................................  33
         6.10        Escrow Agreement..........................................................................  34
         6.11        Form S-8..................................................................................  34
         6.12        Listing of Additional Shares..............................................................  34
         6.13        Confidentiality...........................................................................  34
         6.14        Expenses..................................................................................  34
         6.15        Further Assurances........................................................................  34
         6.16        Indemnification of Directors, Officers, etc...............................................  35
         6.17        Reorganization for Federal Income Tax Purposes............................................  35
         6.18        Funding To Be Arranged By Parent..........................................................  35
         6.19        Non-solicitation of Employees.............................................................  35
         6.20        Loan Acceleration.........................................................................  35
         6.21        Employee Benefits.........................................................................  35

ARTICLE VII          CONDITIONS TO THE MERGER..................................................................  36
         7.1         Conditions to Obligations of Each Party to Effect the Merger..............................  36
         7.2         Additional Conditions to Obligations of the Company.......................................  36
         7.3         Additional Conditions to the Obligations of Parent and Merger Sub.........................  37

ARTICLE VIII         TERMINATION, AMENDMENT AND WAIVER.........................................................  38
         8.1         Termination...............................................................................  38
         8.2         Effect of Termination.....................................................................  39
         8.3         Amendment.................................................................................  39
         8.4         Extension; Waiver.........................................................................  39

ARTICLE IX           ESCROW AND INDEMNIFICATION................................................................  39
         9.1         Escrow Fund...............................................................................  39
         9.2         Indemnification...........................................................................  39
         9.3         Damage Threshold..........................................................................  40
         9.4         Escrow Period.............................................................................  40
         9.5         Claims upon Escrow Fund...................................................................  40
         9.6         Objections to Claims......................................................................  41
         9.7         Resolution of Conflicts; Arbitration......................................................  41
         9.8         Stockholders' Agent.......................................................................  42
         9.9         Actions of the Stockholders' Agent........................................................  42
         9.10        Third-Party Claims........................................................................  42
         9.11        Earn-Out Fund.............................................................................  43

ARTICLE X            GENERAL PROVISIONS........................................................................  43
         10.1        Survival of Representations, Warranties and Agreements....................................  43
         10.2        Notices...................................................................................  43
         10.3        Interpretation............................................................................  44
         10.4        Counterparts..............................................................................  44
         10.5        Entire Agreement; Nonassignability; Parties in Interest...................................  44
         10.6        Severability..............................................................................  44
         10.7        Remedies Cumulative.......................................................................  44
         10.8        Governing Law.............................................................................  44
         10.9        Rules of Construction.....................................................................  45

EXHIBITS
--------
Exhibit A    Form of Stockholder Agreement
Exhibit B    Exchange Ratios
Exhibit C    Earn-Out Calculations
Exhibit D    Form of Stock Restriction Agreement
Exhibit E    Form of Escrow Agreement
Exhibit F    Interim Financing
Exhibit G    FIRPTA Notice
Exhibit H    Treasury Notice
Exhibit I    Form of Company Affiliate Agreement

                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "AGREEMENT") is made and entered into as of June 15, 2000, by and among Covad Communications Group, Inc., a Delaware corporation ("PARENT"), Covad Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("MERGER SUB"), and Big Sur, a Delaware corporation (the "COMPANY").

                                    RECITALS

     WHEREAS, the boards of directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of their respective companies and stockholders to enter into a business combination by means of the merger of Merger Sub with and into the Company (the "MERGER") and, in furtherance thereof, have approved this Agreement and the transactions contemplated hereby, including the Merger;

     WHEREAS, pursuant to the Merger, among other things, each outstanding share of capital stock of the Company ("COMPANY CAPITAL STOCK") shall be converted into shares of Parent Common Stock (as defined in Section 4.2 below), in the manner set forth herein;

     WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "CODE"), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of
Section 368 of the Code; and

     WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain stockholders of the Company have entered into an agreement in the form attached hereto as EXHIBIT A (the "STOCKHOLDER AGREEMENT") to vote the shares of the Company Capital Stock owned by such person or entity to approve this Agreement and the Merger.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

                              ARTICLE I THE MERGER

I.1  THE MERGER.

     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DELAWARE LAW"), at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "SURVIVING CORPORATION").

I.2  CLOSING; EFFECTIVE TIME.

     The closing of the transactions contemplated hereby (the "CLOSING") shall take place as soon as practicable following the satisfaction or waiver of each of the conditions set forth in Article VII hereof, or at such other time as the parties hereto agree (the "CLOSING DATE"). The Closing shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under Delaware Law. The Merger shall become effective at such time as the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed by Parent and the Company and specified in the Certificate of Merger (the time the Merger becomes effective under the Delaware Law being the "EFFECTIVE TIME").

I.3  EFFECT OF THE MERGER.

     At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

I.4  CERTIFICATE OF INCORPORATION; BY-LAWS.

     At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time and as may be amended by the Certificate of Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended. The By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by the Delaware Law.

I.5  DIRECTORS AND OFFICERS.

     The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

I.6  TAKING OF NECESSARY ACTION; FURTHER ACTION.

     If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances, or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of either Merger Sub or the Company or their subsidiaries acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Merger Sub and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out this Agreement in accordance with its terms.

          ARTICLE II CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

II.1 TOTAL CONSIDERATION.

     The number of shares of Parent Common Stock (as defined in Section 4.2) to be issued (including Parent Common Stock to be reserved for future issuance upon exercise of all outstanding Company Options (as hereafter defined) and Company Warrants (as hereafter defined) assumed by Parent) in exchange for the acquisition by Parent by virtue of the Merger of all outstanding Company Capital Stock and all unexpired and unexercised Company Options and Company Warrants shall be eight million (8,000,000) shares of Parent Common Stock (the "CLOSING SHARES"), reduced as a result of any Dissenting Shares (as hereafter defined), Interim Funding Shares (as defined in Section 6.18) and Closing Fee Shares (as defined in Section 6.14) and subject to reduction for fractional shares, the disposition of which shall be governed by Sections 2.2, 2.3 and 2.5. In addition, a further five million (5,000,000) shares of Parent Common Stock (the "ADDITIONAL SHARES") shall be issued and distributed in accordance with Section 2.7.

II.2 EFFECT ON CAPITAL STOCK; CONVERSION OF SECURITIES.

          (A) CONVERSION RATIOS. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company or the holders of any of the Company's Capital Stock:

               (i) Each share of Series A Preferred (as defined in Section 3.2) of the Company issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to
          Section 2.2(c) and any Dissenting Shares, shall be converted into the right to receive such number of shares of Parent Common Stock as shall be determined in accordance with EXHIBIT B hereto (the "SERIES A CONVERSION RATIO").

               (ii) Each share of Series B Preferred (as defined in Section 3.2) of the Company issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to
          Section 2.2(c) and any Dissenting Shares, shall be converted into the right to receive such number of shares of Parent Common Stock as shall be determined in accordance with EXHIBIT B hereto (the "SERIES B CONVERSION RATIO").

               (iii) Each share of Series C Preferred (as defined in Section 3.2) of the Company issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to
          Section 2.2(c) and any Dissenting Shares, shall be converted into the right to receive such number of shares of Parent Common Stock as shall be determined in accordance with EXHIBIT B hereto (the "SERIES C CONVERSION RATIO").

               (iv) Each share of Company Common Stock (as defined in Section 3.2) issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to Section 2.2(c) and any Dissenting Shares, shall be converted into the right to receive such number of shares of Parent Common Stock as shall be determined in accordance with EXHIBIT B hereto (the "COMMON STOCK CONVERSION RATIO").

          (B) ADJUSTMENT TO EXCHANGE RATIOS. Each of the Series A Conversion Ratio, the Series B Conversion Ratio, the Series C Conversion Ratio and the Common Stock Conversion Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible or exchangeable into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time.

          (C) CANCELLATION OF COMPANY CAPITAL STOCK OWNED BY THE COMPANY. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock shall be canceled and extinguished without any conversion thereof.

          (D) OPTIONS. At the Effective Time, the Company Stock Plans (as defined herein), and each outstanding option to purchase shares of Company Capital Stock, whether granted pursuant to a Company Stock Plan or otherwise, whether vested or unvested ("COMPANY OPTION") and each outstanding grant of restricted shares of Company Common Stock ("RESTRICTED STOCK") (all such Company Options and Restricted Stock being set forth on
     SCHEDULE 3.2 and SCHEDULE 3.31) will be assumed by Parent, pursuant to the terms of the applicable Company Stock Option Plan. Each such Company Option and grant of Restricted Stock so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Plans and the applicable stock option agreement or stock purchase agreement immediately prior to the Effective Time (but giving effect to changes in such terms and conditions resulting from the consummation of the Merger), except that (x) such Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of the Company Common Stock underlying such assumed Company Option immediately prior to the Effective Time, multiplied by the Common Stock Conversion Ratio and rounded down to the nearest whole number of shares of Parent Common Stock, (y) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of the Company Common Stock at which such Option was exercisable immediately prior to the Effective Time by the Common Stock Conversion Ratio, rounded up to the nearest whole cent, and (z) each share of Restricted Stock shall be converted into shares of Parent Common Stock pursuant to Section 2.2(a)(iv). Within five (5) business days after the Effective Time, Parent will distribute to each person who appears as a holder of a Company Option listed on SCHEDULE 3.31 and the Record Schedule (as defined in Section 2.3(b)) a document evidencing the assumption of such Company Option by Parent pursuant to this Section 2.2(d). For purposes of the Agreement, "COMPANY STOCK PLANS" shall mean the Company 1999 Stock Option/Stock Issuance Plan, Company 1999 Incentive Stock Option Plan, and Company 2000 Stock Incentive Plan.

          (E) WARRANTS. At the Effective Time, all outstanding warrants exercisable for shares of Company Capital Stock (as set forth on SCHEDULE 3.2) ("COMPANY WARRANTS") shall be assumed by Parent and shall be exchangeable for a new warrant to purchase Parent Common Stock having the same terms and subject to the same conditions set forth in the agreement providing for the terms and conditions of the Company Warrant immediately prior to the Effective Time, except that (i) each such Company Warrant will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of

     Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Common Stock Conversion Ratio and rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by the Common Stock Conversion Ratio, rounded up to the nearest whole cent. Within five (5) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding Company Warrant a document evidencing the assumption of such Company Warrant by Parent pursuant to this Section 2.2(e).

          (F) REPURCHASE RIGHTS. All rights which the Company may hold immediately prior to the Effective Time with respect to the repurchase of any Company Warrant or Company Capital Stock (the "REPURCHASE Rights") shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent, with respect to the Parent Common Stock issued in exchange for such Company Capital Stock, upon the same terms and conditions in effect immediately prior to the Effective Time, except as shall be adjusted to reflect the Common Stock Conversion Ratio and except as such terms and conditions may be changed as a result of the consummation of the Merger.

          (G) CAPITAL STOCK OF MERGER SUB. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

II.3 EXCHANGE OF CERTIFICATES.

          (A) EXCHANGE AGENT. Parent's transfer agent shall act as exchange agent (the "EXCHANGE AGENT") in the Merger, at Parent's expense. Promptly after the Effective Time, Parent shall deposit with, or cause to be deposited with, the Exchange Agent for the benefit of the holders of shares of the Company's Capital Stock, for exchange in accordance with this
     ARTICLE II through the Exchange Agent, (i) certificates evidencing such number of shares of Parent Common Stock issuable pursuant to Section 2.2 in exchange for shares of Company Capital Stock outstanding immediately prior to the Effective Time less the number of shares of Parent Common Stock to be deposited in an escrow fund (the "ESCROW FUND") pursuant to the requirements of ARTICLE IX and (ii) cash in the amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.3(h) (such certificates for shares of Parent Common Stock together with any dividends or distributions with respect thereto and such cash, being hereinafter referred to as the "EXCHANGE FUND").

          (B) EXCHANGE PROCEDURES. At or prior to the Closing, the Company shall provide to Parent a schedule of all holders of Company Capital Stock, Company Warrants and Company Options as of the date of the Closing, containing such information in such format as shall be reasonably requested by Parent or the Exchange Agent (the "RECORD SCHEDULE"), and such schedule shall be certified as complete and correct by an authorized officer of the Company. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, whose shares were converted into the right to receive shares of Parent Common Stock (and cash in lieu of fractional shares) pursuant to Section 2.2, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent and the Company shall agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing the number of whole shares of Parent Common Stock to which that holder is entitled pursuant to Section 2.2, less the number of shares of Parent Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to Article IX hereof, and
     (y) payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.3(h), and (z) any payments to which such holder may be entitled pursuant to Section 2.3(c), and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends (which shall be governed by Section 2.3(c)), to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.3(h). As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article IX hereof, Parent shall cause to be deposited with the Escrow Agent (as defined in Section 9.1 hereto) a certificate or certificates representing 800,000 shares (which number shall be adjusted in the same manner as provided for in Section 2.2(b)) of Parent Common Stock issuable in the Merger pursuant to Section 2.2 (the "ESCROW SHARES") which shall be registered in the name of the Escrow Agent as nominee for the holders of Certificates canceled pursuant to this Section 2.3(b). The Escrow Shares shall be vested shares not subject to any repurchase rights, shall be beneficially owned by such holders and shall be held in escrow and shall be available to compensate Parent for certain damages as provided in Article IX. To the extent not used for such purposes, such shares shall be released, all as provided in Article IX hereof.

          (C) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES OF PARENT COMMON STOCK. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no other part of the merger consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid promptly to the holder, whole shares of Parent Common Stock issued in exchange therefor, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(h) and the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. No interest shall be paid on the merger consideration.

          (D) TRANSFERS OF OWNERSHIP. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or will have established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

          (E) NO LIABILITY. None of the Exchange Agent, Parent, Merger Sub or the Surviving Corporation shall be liable to any holder of shares of Company Capital Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (F) DISSENTING SHARES. The provisions of this Section 2.3 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 2.3 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the number of shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2 hereof and the amount of cash, if any, to which such holder is entitled pursuant to Sections 2.3(c) and 2.3(h) hereof.

          (G) NO FURTHER OWNERSHIP RIGHTS IN THE COMPANY CAPITAL STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) and pursuant to the rights granted in Section 2.7, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and following the Effective Time there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

          (H) NO FRACTIONAL SHARES. No certificates or scrip evidencing a fraction of a share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of any fractional shares remaining after aggregating all such fractional shares of a holder, each holder of Company Capital Stock upon surrender of a Certificate for exchange pursuant to this
     Section 2.3 shall be paid an amount in cash (without interest), rounded up to the nearest whole cent, equal to the product of (i) such fraction, multiplied by (ii) the closing price of one share of Parent Common Stock on the Nasdaq National Market on the third business day prior to the Closing Date.

          (I) LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay, as appropriate, in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash in lieu of fractional shares as may be required pursuant to Sections 2.2, 2.3(c) and 2.3(h); PROVIDED, HOWEVER, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

          (J) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of Company Capital Stock twelve
     (12) months after the deposit thereof by Parent with the Exchange Agent shall be delivered to Parent, upon demand, and any holders of Company Capital Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to Parent for the Merger Consideration to which they are entitled.

          (K) WITHHOLDING RIGHTS. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Capital Stock such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Capital Stock in respect of which such deduction and withholding was made by Parent.

II.4 FORM S-4.

     Parent and the Company shall cooperate in preparing and filing with the SEC, as soon as is reasonably practicable after the date hereof, a registration statement on Form S-4 (the "S-4") and they shall cooperate using commercially reasonable efforts to have the S-4 declared effective by the SEC promptly thereafter. The S-4 shall include a disclosure document for the offer and issuance of the shares of Parent Common Stock issued in respect of the Merger (including the Earn-Out Shares, as defined below) and for the stockholders of the Company to approve the Merger (the "PROSPECTUS AND PROXY STATEMENT") and shall be prepared in accordance with this Section 2.4 and Section 6.1. Parent and the Company shall use their respective best efforts to cause the S-4 to comply with applicable federal and state securities laws requirements. Each of Parent and the Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party, may be required or appropriate for inclusion in the S-4, or in any amendments or supplements thereto, and cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the S-4. The Company will promptly advise Parent, and Parent will promptly advise the Company, in writing if at any time prior to the Effective Time either Target or the Company shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the S-4 in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable law. The Company shall cause Brobeck, Phleger & Harrison LLP to deliver an opinion supporting the disclosure of the tax matters and tax consequences to the stockholders of the Company as set forth in the S-4. Parent and the Company shall furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable (as determined by the providing party's counsel) for the S-4, the proxy or information statement which forms a part thereof, filings under the Blue Sky laws of any pertinent states, and any other statement or application made by or on behalf of Parent or the Company with respect to such filings.

II.5 DISSENTERS' RIGHTS.

     Notwithstanding any other provisions of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with
Section 262 of the Delaware Law (collectively, the "DISSENTING Shares") shall not be converted into or represent the right to receive the merger consideration otherwise applicable to such shares pursuant to Sections 2.2(a), 2.3(b) and 2.7. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Capital Stock under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the merger consideration applicable to such shares pursuant to Sections 2.2(a) and 2.3(b), upon surrender, in the manner provided in Section 2.3, of the certificate or certificates that formerly evidenced such shares of Company Capital Stock, and the right to receive Earn-Out Shares pursuant to Section 2.7.

II.6 ALTERNATE TRANSACTION STRUCTURES.

     Parent may at any time change the method of effecting the Merger, including by merging the Company with and into Parent or by merging the Company with and into a direct or indirect wholly owned subsidiary of Parent, and the Company shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement; PROVIDED, HOWEVER, that such actions shall not (a) alter or change the amount or kind of consideration to be issued to holders of Company Capital Stock as provided for in this Agreement, (b) adversely affect the tax treatment to the Company's stockholders as a result of receiving Parent Common Stock pursuant to Section 2.2, (c) materially delay the consummation of the transactions contemplated by this Agreement or (d) otherwise materially adversely affect the stockholders of the Company.

II.7 RIGHTS TO RECEIVE ADDITIONAL SHARES OF PARENT COMMON STOCK.

          (A) ADDITIONAL SHARES. At the Effective Time, Parent shall issue the Additional Shares and shall, as soon as practicable, deliver a certificate or certificates in respect of such shares to the Escrow Agent to be held in a separate and distinct fund (the "EARN-OUT FUND"). The Additional Shares shall be held in the Earn-Out Fund until distributed in accordance with this Section 2.7.

          (B) CALCULATION OF EARN-OUT SHARES. For the Surviving Corporation's fiscal year 2001, Parent shall, no later than 15 days following the availability of audited financial statements for such period, prepare and deliver to the Stockholders' Agent (pursuant to Section 2.7(e)) a report (the "REPORT") containing a calculation, in accordance with EXHIBIT C hereto and giving reasonable detail, of the Earn-Out Share Number (as defined in EXHIBIT C hereto), together with a copy of the financial statements from which such calculation is derived. As set forth in EXHIBIT C, the Earn-Out Share Number shall be determined based on the Surviving Corporation's (i) fiscal Year 2001 Revenues, and (ii) its fiscal Year 2001 EBITDA, PROVIDED that (as set forth in EXHIBIT C) if the Surviving Corporation fails to meet the minimum threshold for either Year 2001 Revenues or Year 2001 EBITDA then the Earn-Out Share Number shall be zero
     (0). Within 30 days after its receipt of the Report, the Stockholder's Agent shall notify Parent in writing whether it disputes the accuracy of the calculation in the Report, setting forth in reasonable detail the reason for such dispute. If the Stockholders' Agent does not so notify Parent, then he shall be deemed to have accepted the Report on behalf of all of the former holders of Company Capital Stock, and the Earn-Out Share Number calculation shall be deemed to be final and binding for purposes of this Agreement. The parties shall use their best efforts to resolve any disagreement within 30 days after the Stockholders' Agent has notified Parent of its dispute of the Earn-Out Share Number calculation. If the parties fail to resolve their dispute following such efforts, the dispute shall be resolved in accordance with Section 9.7(b) and (c), below.

          (C) DISTRIBUTION PROCEDURES. On the date (the "EARN-OUT DISTRIBUTION DATE") seven days after the date that the Report and the Earn-Out Share Number calculation become final and binding, the Escrow Agent shall distribute in the manner provided in Section 2.7(d) below, a number of Additional Shares (the "EARN-OUT SHARES") equal to: (i) the Earn-Out Share Number, LESS (ii) the Earn-Out Transaction Fee Shares (as defined in
     Section 6.14), LESS (iii) any fractional shares, PLUS (iv) any Recovered Shares (as defined in Section 2.7(f)); PROVIDED that, if there is any pending claim against the Escrow Fund pursuant to Section 9.5 at the Earn Out Distribution Date, a number of Earn-Out Shares of adequate value (in combination with any amount remaining in the Escrow Fund, and as calculated pursuant to Section 9.5(b)) to satisfy all such pending claims, to a maximum of ten percent (10%) of the Earn-Out Shares, shall be deposited into the Escrow Fund with the Escrow Agent and made available for the satisfaction of any such claim until all such claims are finally satisfied or resolved, and PROVIDED FURTHER that such Earn-Out Shares shall be deemed to have been part of the Escrow Fund from the Effective Time. The Additional Shares remaining after the subtraction of the Earn-Out Shares shall be transferred to Parent. Any fractional shares shall be dealt with in accordance with Section 2.3(h), except that the price of Parent Common Stock pertinent to that section shall be determined as of the third business day preceding the Earn-Out Distribution Date.

          (D) DISTRIBUTION OF EARN-OUT SHARES.

               (i) At the Effective Time, each share of Company Capital Stock held immediately prior to the Effective Time shall represent the right to receive from the Earn-Out Fund (at the Earn-Out Distribution Date, and subject to reduction for fractional shares and deposit in the Escrow Fund in accordance with Section 2.7(c)) a number of Earn-Out Shares calculated in accordance with Section B of EXHIBIT C hereto.

               (ii) At the Effective Time, each Company Option shall represent the right to receive upon the later of (x) the Earn-Out Distribution Date and (y) the date of exercise of the Option, a number of Earn-Out Shares determined according to Section C of EXHIBIT C hereto. After the Earn-Out Distribution Date, if the Option has not yet been exercised, such shares shall be transferred from the Earn-Out Fund to Parent.

               (iii) At the Effective Time, each Company Warrant shall represent the right to receive upon the later of (x) the Earn-Out Distribution Date and (y) the date of exercise of the Warrant, a number of Earn-Out Shares determined according to Section D of EXHIBIT C hereto. After the Earn-Out Distribution Date, if the Warrant has not yet been exercised, such shares shall be transferred from the Earn-Out Fund to Parent.

               (iv) The rights created hereby to receive any number of the Additional Shares (if any) are not assignable, and any purported assignment of any such right is void.

          (E) STOCKHOLDER'S AGENT. The Stockholders' Agent (as defined in
     Section 9.8) shall be the same Stockholders' Agent as appointed pursuant to
     Article IX of this Agreement, and shall be constituted and appointed as agent for and on behalf of the Company stockholders, option holders and warrant holders to give and receive notices and communications, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, the Earn-Out Shares, and to take all actions necessary or appropriate in the judgment of the Stockholders' Agent for the accomplishment of the foregoing. Such agency may be changed by holders of a majority of the shares of Parent Common Stock received pursuant to Section
     2.2 of this Agreement, from time to time upon not less than ten (10) days' prior written notice to Parent. No bond shall be required of the Stockholders' Agent, and the Stockholders' Agent shall receive no compensation for services rendered. Notices or communications to or from the Stockholders' Agent shall constitute notice to or from each of the Company stockholders. The Stockholders' Agent shall not be liable for any act done or omitted hereunder as Stockholders' Agent except to the extent it has acted with gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence that it did not act with gross negligence or willful misconduct. The Company stockholders shall severally indemnify the Stockholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders' Agent and arising out of or in connection with the acceptance or administration of the duties hereunder. The Stockholders' Agent shall be a third party beneficiary of the terms of this Section 2.7(e).

          (F) RECOVERED SHARES. Prior to the Earn-Out Distribution Date, the Chief Financial Officer of Parent shall certify to the Escrow Agent the number of shares of Parent Common Stock underlying all Company Options assumed at the Effective Time by Parent, which Company Options are unvested and have, since the Effective Time, become incapable of exercise due to their holder leaving the employ of the Surviving Corporation after the Effective Time ("THE RECOVERED SHARES"). This number of Additional Shares shall be added to the Earn-Out Shares pursuant to Section 2.7(c), and, if there are not sufficient Additional Shares to satisfy this requirement, Parent shall transfer such shares to the Earn-Out Fund prior to on or the Earn-Out Distribution Date.

            ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

       In this Agreement, any reference to any event, change, condition or effect being "MATERIAL" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition

(financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "MATERIAL ADVERSE EFFECT" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, prospects, operations or results of operations of such entity and its subsidiaries, taken as a whole.

     In this Agreement, any reference to a party's "knowledge" means actual knowledge of such party's officers and directors, PROVIDED that such persons shall have made reasonable inquiry of those employees of such party and its subsidiaries whom such officers and directors reasonably believe would have actual knowledge of the matters represented.

     The Company represents and warrants to each of Parent and Merger Sub as follows:

III.1 ORGANIZATION, STANDING AND POWER; SUBSIDIARIES.

     The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. SCHEDULE 3.1 contains a list of each direct or indirect subsidiary of the Company, the jurisdiction of organization of such subsidiary and such subsidiary's authorized and issued capital stock or other ownership interests. The Company and each of its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent a true and correct copy of the Certificate or Articles of Incorporation and By-laws or equivalent organizational documents, as applicable, of the Company and each of its subsidiaries, each as amended to date. The Company is the owner of all outstanding shares of capital stock or other ownership interests of each of its subsidiaries and all such shares and other ownership interests are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock or other ownership interests of each subsidiary are owned by the Company free and clear of all liens, charges, claims, security interests or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other ownership interests of any such subsidiary, or otherwise obligating the Company or any such subsidiary to issue, transfer, sell, purchase or redeem or otherwise acquire any such securities. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

III.2 CAPITAL STRUCTURE.

          (a) The authorized capital stock of the Company consists of (i) 22,689,584 shares of Preferred Stock, par value $0.01 per share (the "COMPANY PREFERRED STOCK") consisting of 12,346,941 shares of Series A Preferred Stock (the "SERIES A PREFERRED"), 8,177,040 shares of Series B Preferred Stock (the "SERIES B PREFERRED"), 2,165,603 shares of Series C Preferred Stock (the "SERIES C PREFERRED"), and (ii) 60,000,000 shares of Common Stock, par value $0.01 per share (the "COMPANY COMMON STOCK"). Except for shares of Company Common Stock issued upon the exercise of Company Options or Company Warrants, there are issued and outstanding 12,345,003 shares of Series A Preferred that are convertible into 12,345,003 shares of Company Common Stock, 8,177,040 shares of Series B Preferred that are convertible into 8,177,040 shares of Company Common Stock, 2,165,603 shares of Series C Preferred that are convertible into 2,165,603 shares of Company Common Stock, and 13,173,525 shares of Company Common Stock.

          (b) Except as set forth on SCHEDULE 3.2, there are no other authorized or outstanding shares of Company Capital Stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities of Company other than (i) pursuant to the exercise of Company Warrants listed on SCHEDULE 3.2, which are exercisable for the number of shares of Company Capital Stock at the exercise prices set forth on
     SCHEDULE 3.2, and (ii) pursuant to the exercise of Company Options outstanding under the Company Stock Option Plans (as defined in Section 2.2(d)) and listed on SCHEDULE 3.31. SCHEDULE 3.2 lists the name, address and stock and warrant holdings of each record holder of Company Capital Stock and Company Warrants.

          (c) Except as set forth on SCHEDULE 3.2, all outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens, charges, claims, security interests or encumbrances, other than liens, charges, claims, security interests and encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or By-laws of the Company or any agreement to which Company is a party or by which it is bound. The Company has reserved 22,687,646 shares of Company Common Stock for issuance upon conversion of the shares of Company Preferred Stock. The Company has reserved 360,000 shares of Company Common Stock for issuance to holders of Company Warrants, of which no shares have been issued pursuant to warrant exercises, and 360,000 shares are subject to outstanding, unexercised Company Warrants (43,340 of which would be subject to repurchase rights of the Company if exercised at the date hereof). The Company has reserved 11,815,815 shares of Company Common stock for issuance to holders of options pursuant to the Company Stock Option Plan, of which 3,443,875 shares have been issued pursuant to option exercises (of which 2,248,792 shares are subject to repurchase rights of the Company) and 5,220,640 shares are subject to outstanding, unexercised Company Options.

          (d) Except for (i) the rights created pursuant to this Agreement, and
     (ii) as described on SCHEDULE 3.2 and SCHEDULE 3.31, there are no options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as stated on
     SCHEDULE 3.2 there are no other contracts, commitments or agreements relating to voting, purchase or sale of Company Capital Stock (i) between or among the Company and any of its stockholders and (ii) to the Company's knowledge, between or among any of the Company's stockholders. The terms of the Company Warrants and the Company Stock Option Plan permit the assumption or substitution of warrants or options, as the case may be, to purchase Parent Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Company stockholders, or otherwise. True and complete copies of all agreements and instruments to which the Company is a party relating to the Company Warrants and the Company Stock Plans, the Company Options and Restricted Stock issued thereunder have been delivered to Parent, and such agreements and instruments as so delivered have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the forms made available to Parent. All outstanding shares of Company Capital Stock and all Company Warrants and Company Options were issued in compliance with all applicable securities laws.

III.3 AUTHORITY.

     The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the Company's stockholders as contemplated by Sections 3.22, 7.1(a) and 7.3(a). This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Except for (i) limitations by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) limitations relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) indemnification provisions contained herein that may be limited by applicable federal or state securities laws, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-laws of the Company, as amended, (ii) any Material Contract (as defined in Section 3.26), or (iii) any lease, license or other agreement or instrument, or any permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets, except, as to clauses (ii) and (iii) only, where such conflicts, violations, defaults, terminations, cancellations, accelerations or losses would not, individually or in the aggregate, cause a Material Adverse Effect on the Company. Except as set forth on SCHEDULE 3.3, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a "GOVERNMENTAL ENTITY") is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2; (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") and applicable federal and state securities laws and the securities laws of any foreign country; and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made by the Company, would not have a Material Adverse Effect on the Company or its subsidiaries and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

III.4 FINANCIAL STATEMENTS.

     The Company has delivered to Parent its audited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis for the fiscal years ended December 31, 1998 and 1999, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) as at, and for the three-month period ended, March 31, 2000 (collectively, and together with the notes thereto, the "FINANCIAL STATEMENTS"). The Financial Statements have been prepared from the books and records of accounts of the Company and its subsidiaries and in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") (except that the unaudited financial statements do not have notes thereto and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods indicated and with each other. Except as may be set forth in the notes to the Financial Statements or on SCHEDULE 3.4, the Financial Statements fairly present in all material respects the consolidated financial condition and operating results of the Company and its subsidiaries as of the dates, and for the periods, indicated therein, subject in the case of the unaudited financial statements to normal year-end audit adjustments. The Company and its subsidiaries maintain and will continue to maintain an adequate system of internal controls established and administered in accordance with generally accepted accounting principles.

III.5 ABSENCE OF CERTAIN CHANGES.

          (a) Since March 31, 2000 (the "COMPANY BALANCE SHEET DATE"), the Company and its subsidiaries have conducted their business in the ordinary course consistent with past practice and, except as expressly contemplated by this Agreement or as set forth in SCHEDULE 3.5, there has not occurred:

               (i) as of the date hereof, any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect to the Company;

               (ii) any acquisition, sale or transfer of any material asset of the Company or its subsidiaries;

               (iii) any change in accounting methods or practices by the Company or any revaluation by the Company of any of its, or its subsidiaries' assets;

               (iv) any issuance or sale by the Company of any shares of its capital stock (or any option or right to acquire same, other than Company Options listed on SCHEDULE 3.31 or stock issued upon the exercise of Company Options) or of any other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities) or any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its shares of capital stock (other than the repurchase of unvested shares of Company Common Stock issued under the Company Stock Option Plan);

               (v) except as disclosed in SCHEDULE 3.26, any Material Contract entered into by the Company or any of its subsidiaries, or any material amendment or termination of, or default by any of them, or, to the Company's knowledge, any other party thereto, under any Material Contract to which the Company is a party or by which it is bound;

               (vi) any amendment or change to the Certificate of Incorporation or By-laws of the Company or any of its subsidiaries;

               (vii) any (x) increase in or modification of the compensation or benefits payable or to become payable by the Company or any of its subsidiaries to any current or former directors or employees in excess of $10,000 individually or $100,000 in the aggregate, (y) grant of severance or termination pay to any current or former director or employee of the Company or any of its subsidiaries or (z) establishment, adoption, entrance into, amendment or termination of any Company Plan;

               (viii) any issuance of notes, bonds or other debt securities;

               (ix) any borrowing of any amount or the incurrence of any liabilities, except current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

               (x) any discharge or satisfaction of any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any of its Affiliates, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any of its subsidiaries under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (collectively, a "LIEN") or paid any obligation or liability, other than current liabilities paid in the ordinary course of business;

               (xi) any mortgage or pledge of any of its, or its subsidiaries', properties or assets or the incurrence of any Lien, except Liens for current property taxes not yet due and payable;

               (xii) any sale, assignment or transfer of any of its, or its subsidiaries', tangible assets, except in the ordinary course of business, or cancellation of any debts or claims;

               (xiii) any sale, assignment, transfer, license or other disposition, in whole or in part, of its, or its subsidiaries', Intellectual Property except nonmaterial ones in the ordinary course of business;

               (xiv) any extraordinary losses or any waiver of any material rights of value, whether or not in the ordinary course of business or consistent with past practice;

               (xv) any capital expenditures or commitments therefor by the Company or its subsidiaries that aggregate in excess of $500,000, which have not been paid for in cash;

               (xvi) any loans or advances to, guarantees for the benefit of, any direct or indirect investments in, or any capital contributions by the Company or its subsidiaries to any persons in excess of $10,000 in the aggregate, except for loans or advances to officers or employees listed in SCHEDULE 3.16;

               (xvii) any charitable contributions or pledges;

               (xviii) any damage, destruction or casualty loss exceeding in the aggregate $50,000 and not covered by insurance;

               (xix) any direct or indirect investment in or taken steps to incorporate any subsidiary;

               (xxi) any agreement to do any of the things described in the preceding clauses (i) through (xix) other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement;

               (xxii) delay or other change in the manner of payment of accounts payable or other liabilities; or

               (xxiii) any other transaction other than in the ordinary course of business or entered into any other material transaction, whether or not in the ordinary course of business.

          (b) The Company has not at any time made any payments for political contributions or made any bribes, kickback payments or other illegal payments.

III.6 ABSENCE OF UNDISCLOSED LIABILITIES.

     Except as set forth in SCHEDULE 3.6, the Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Consolidated Balance Sheet dated as of March 31, 2000 (the "COMPANY BALANCE SHEET") included in the Financial Statements, (ii) those incurred in the ordinary course of business and not required to be set forth in the Company Balance Sheet under U.S. GAAP, (iii) those incurred in the ordinary course of business since the Company Balance Sheet Date and consistent with past practice, and (iv) those incurred in connection with the execution and performance of this Agreement.

III.7  LITIGATION.

     Except as set forth in SCHEDULE 3.7, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation (each an "ACTION") pending or, to the knowledge of the Company, threatened before any agency, court or tribunal, foreign or domestic, against the Company or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) or any Company Plan (as defined in Section 3.14(a) hereof) or any fiduciary thereof, that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on the Company or any of its subsidiaries. Except as set forth in
SCHEDULE 3.7, there is no judicial, administrative or governmental order (each, an "ORDER") against the Company, or, to the knowledge of the Company or any of its subsidiaries, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on the Company or any of its subsidiaries. SCHEDULE 3.7 also lists all litigation that the Company or any of its subsidiaries has pending against other parties.

III.8  RESTRICTIONS ON BUSINESS ACTIVITIES.

     Except as set forth on SCHEDULE 3.8, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of or its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of the Company any of or its subsidiaries, any acquisition of property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted or as proposed to be conducted by any of them.

III.9  GOVERNMENTAL AUTHORIZATION.

     Except as set forth in Schedule 3.9, the Company and each of its subsidiaries has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the Company's or any of its subsidiaries' business or the holding of any such interest in their properties (the items referenced in clauses (i) and (ii) herein collectively referred to as "COMPANY AUTHORIZATIONS"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any such authorizations could not reasonably be expected to have a Material Adverse Effect on the Company.

III.10 TITLE TO PROPERTY.

     Except as set forth in Schedule 3.10, the Company and each of its subsidiaries has good and marketable title to (or, with respect to leased properties and assets, to its knowledge, valid leasehold interests in) all of its owned properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) as reflected in the Financial Statements, (ii) the lien of current taxes not yet due and payable, and (iii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties. All material plants, property and equipment of the Company and each of its subsidiaries that are used in the operations of its business are in good operating condition and repair subject to normal wear and tear. All properties used in the operations of the Company and its subsidiaries are reflected in the Company Balance Sheet to the extent U.S. GAAP require them to be so reflected. SCHEDULE 3.10 also identifies each parcel of real property owned or leased by the Company or any of its subsidiaries.

III.11 INTELLECTUAL PROPERTY.

          (a) To the Company's knowledge, the Company or its subsidiaries own, license or have other enforceable contractual rights to use all intellectual property, including without limitation, patents, trademarks, trade names, service marks, domain names, trade dress, copyrights, copyrightable works, mask works, hardware, discoveries, databases, systems, networks, documentation, drawings, research and development, schematics, technology, know-how, trade secrets, inventions, ideas, algorithms, processes, computer software programs or applications (in source code and/or object code form), and proprietary information or material ("INTELLECTUAL PROPERTY") that are used in the business of the Company and its subsidiaries as currently conducted.

          (b) SCHEDULE 3.11 lists (i) all issued or registered Intellectual Property and any applications therefor, (ii) all licenses, sublicenses, royalty, consent and other agreements as to which the Company or its subsidiaries is a party or is otherwise bound and which concern Intellectual Property, including any Intellectual Property incorporated or included in any the Company products or services, but excluding Commercial Software. "COMMERCIAL SOFTWARE" means packaged commercially available software which has been licensed to the Company pursuant to standard end-user licenses but is in no way a component of, incorporated in or specifically required to develop or support any of the Company's services, products and business.

          (c) To the Company's knowledge, or that of its subsidiaries, there is no unauthorized use, disclosure, infringement or misappropriation (each an "INFRINGEMENT") of any Intellectual Property rights of the Company or its subsidiaries by any third party, including any of their employees or former employees of the Company. Neither Company nor any of its subsidiaries has agreed to indemnify any other person against any charge of Infringement of any Intellectual Property, other than indemnification provisions contained in end-user purchase orders or sales contracts arising in the ordinary course of business.

          (d) To the Company's knowledge, all material Intellectual Property owned or used by the Company and its subsidiaries is valid and subsisting. Neither Company nor any of its subsidiaries has been sued in any Action which involves a claim of Infringement of any third party. To the Company's knowledge, the manufacturing, marketing, licensing or sale of the Company's products and services and operation of its business does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party. The Company has not brought any Action for Infringement of Intellectual Property or breach of any agreement involving Intellectual Property against any third party. There are no outstanding or, to the Company's knowledge, imminent Actions or Orders nor, to the Company's knowledge, threatened Actions or Orders that seek to limit or challenge the use, ownership, validity, enforceability or value of any Intellectual Property of the Company, nor, to the Company's knowledge, is there a valid basis for any such Action or Order.

          (e) The Company or its subsidiaries secured valid written assignments from all consultants and employees who contributed to the creation or development of the Company's Intellectual Property of the rights to such contributions that the Company does not already own by operation of law.

          (f) The Company has used commercially reasonable efforts to protect and preserve the confidentiality of all of its Intellectual Property that is confidential in nature ("CONFIDENTIAL INFORMATION"). All use, disclosure or appropriation of material Confidential Information owned by the Company by or to a third party has been pursuant to the terms of a written agreement between the Company and such third party. All use, disclosure or appropriation by the Company of material Confidential Information not owned by the Company has been pursuant to the terms of a written agreement between the Company and the owner of such Confidential Information, or is otherwise lawful. The Company has used commercially reasonable efforts to protect and preserve the integrity and security of its software, systems and networks and the information thereon from any unauthorized use, access or appropriation.

          (g) There are no actions that must be taken by the Company or its subsidiaries within sixty (60) days of the Closing Date that, if not taken, will result in the loss of any Intellectual Property right, including the payment of any fees or the filing of any responses or documents needed to obtain, maintain, perfect, preserve or renew any Intellectual Property.

III.12 ENVIRONMENTAL MATTERS.

          (a) (i) The Company and its subsidiaries comply and have complied in all material respects with all applicable Environmental Laws, and possess and comply with and have possessed and complied in all material respects with all Environmental Permits; (ii) there are and have been no Materials of Environmental Concern, or other conditions, at any property owned, operated, or otherwise used by the Company or its subsidiaries now or in the past (to the Company's knowledge), or at any other location, in circumstances that would reasonably be expected to result in liability to the Company or its subsidiaries under any Environmental Law or result in costs to the Company or its subsidiaries arising out of any Environmental Law; (iii) no judicial, administrative, or arbitral proceeding (including any notice of violation or alleged violation) under any Environmental Law to which the Company or its subsidiaries are, or to their knowledge of the Company will be, named as a party is pending, or to their knowledge are threatened, nor are they the subject of any investigation or the recipient of any request for information in connection with any such proceeding or potential proceeding; (iv) to the knowledge of the Company and its subsidiaries, the foregoing representations and warranties are also true and correct with respect to any entity for which the Company may be liable; and (v) the Company has provided to Parent true and complete copies of all material Environmental Reports in the possession or control of the Company and its subsidiaries.

          (b) For purposes of this Agreement, the terms below shall be defined as follows:

               (i) "ENVIRONMENTAL LAWS" shall mean any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirement (including, without limitation, common law) of any foreign government, the United States, or any state, local, municipal or other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, or employee health and safety.

               (ii) "ENVIRONMENTAL PERMITS" shall mean any and all permits, licenses, registrations, notifications, exemptions and any other authorization required under any applicable Environmental Law.

               (iii) "ENVIRONMENTAL REPORT" shall mean any report, study, assessment, audit, or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to Environmental Law, that may in any way affect the Company, or any entity for which it may be liable.

               (iv) "MATERIALS OF ENVIRONMENTAL CONCERN" shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

III.13 TAXES.

     The Company and its subsidiaries and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which Company is or has been a member, have properly completed and timely filed all Tax Returns (as defined below) required to be filed by them and have paid all Taxes shown thereon to be due, other than any Taxes for which adequate reserves in accordance with generally accepted accounting principles have been reflected in the Financial Statements. The Company's Financial Statements reflect any Taxes of the Company and its subsidiaries that have not been paid, whether or not shown as being due on any Tax Returns other than Taxes arising in the ordinary course of business after the date of the Financial Statements. The Company and its subsidiaries have not, or will not have at the Effective Time, any material liability for unpaid Taxes accruing after the date of their latest Financial Statements except for Taxes incurred in the ordinary course subsequent to March 31, 2000. There is (i) no material claim for Taxes that is a lien against the property of the Company (or any of its subsidiaries) or is being asserted against the Company or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of the Company or any of its subsidiaries being conducted by a Tax Authority (as defined below), (iii) no extension of the statute of limitations on the assessment of any Taxes granted by the Company or any of its subsidiaries and currently in effect, and (iv) no agreement, contract or arrangement to which the Company or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Section 280G or Section 404 of the Code. Neither the Company nor any of its subsidiaries has been or will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither the Company nor any of its subsidiaries has filed nor will file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to the Company. Neither the Company nor any of its subsidiaries is a party to any Tax sharing or Tax allocation agreement nor does the Company or any of its subsidiaries have any liability or potential liability to another party under any such agreement. Neither the Company nor any of its subsidiaries has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Neither the Company nor any of its subsidiaries has ever been a member of a consolidated, combined or unitary group of which the Company was not the ultimate parent corporation. The Company and its subsidiaries have in their possession receipts for any Taxes paid to foreign Tax authorities. The Company has never been a "United States Real Property Holding Corporation" within the meaning of Section 897 of the Code. For purposes of this Agreement, the following terms have the following meanings:
"TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a "TAX AUTHORITY") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person. As used herein, "TAX RETURN" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information reports and returns) required to be filed with respect to Taxes.

III.14 EMPLOYEE BENEFIT PLANS.

          (a) SCHEDULE 3.14 contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether oral or written, under which any current or former employee or director of the Company or its subsidiaries ("COMPANY EMPLOYEES") has any current or future right to benefits or under which the Company or its subsidiaries have any current or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "COMPANY PLANS".

          (b) With respect to each Company Plan, the Company has delivered or made available to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter; (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its subsidiaries to Company Employees concerning the extent of the benefits provided under the Company Plans; and (iv) for the two most recent years (A) the Form 5500 and attached schedules and (B) audited financial statements.

          (c) (i) Each Company Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Company Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified, has received a favorable determination opinion, notification or advisory letter as to its qualification, or has a period of time remaining under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such letter and to make any amendments necessary to so qualify, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any member of its "Controlled Group" (within the meaning of Section 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations, except as would not be reasonably expected to have a Material Adverse Effect; and (iv) no "reportable event" (as defined in Section 4043 of ERISA) or "prohibited transaction" (as defined in Section 406 of ERISA and
     Section 4975 of the Code) has occurred with respect to any Company Plan that would result in liability to the Company or its subsidiaries; and (v) except as required by Section 4980B of the Code or any similar state statute, no Company Plan provides retiree welfare benefits and the Company has no obligations to provide any retiree welfare benefits.

          (d) No Company Plan is subject to Title IV of ERISA or Section 412 of the Code, and the Company could not have, directly or indirectly, any current or future liability under Title IV of ERISA or Section 412 of the Code (including, without limitation, an obligation to indemnify any person or entity for liability related to a plan subject to Title IV of ERISA or
     Section 412 of the Code). No Company Plan is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), and neither the Company nor any member of its Controlled Group (within the meaning of Section 414(b), (c), (m) or (o) of the Code) has any liability or contributes (or has at any time contributed or had an obligation to contribute) to any multiemployer plan.

          (e) Except with respect to each Company Employee and each such employee's right or benefit set forth in SCHEDULE 3.14(E), no Company Plan exists that, as a result of the execution of this Agreement or the transaction contemplated by this Agreement, could result in the payment to any Company Employee of any money or other property or could result in the increase, acceleration or provision of any other rights or benefits to any Company Employee, including without limitation any partial acceleration of the vesting and exercisability of any Company Option or the partial lapse of any restrictions imposed on any Restricted Stock.

III.15 EMPLOYEE MATTERS.

     Except as set forth in SCHEDULE 3.15, (1) the Company and its subsidiaries are in compliance in all material respects with all applicable laws, regulations, agreements, contracts and policies relating to employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices; (2) the Company and its subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees, and the Company and its subsidiaries are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; (3) the Company and its subsidiaries are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to any unpaid unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice); (4) as of the date hereof, there are no pending claims against the Company or its subsidiaries under any workers compensation plan or policy or for long-term disability; (5) there are no controversies pending or, to the knowledge of the Company, threatened, between the Company or its subsidiaries and any of their respective employees, which controversies have resulted, or could reasonably be expected to result, in an action, suit, complaint, proceeding, claim, arbitration or investigation before or by any governmental agency, administrative agency, court, commission or tribunal, foreign or domestic by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company's or its subsidiaries employees; (6) neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, and the Company does not know of any activities or proceedings of any labor union in connection with an attempt to organize any such employees; (7) to the Company's knowledge, no employees of the Company or its subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or its subsidiaries because of the nature of the business conducted by the Company or its subsidiaries or to the use of trade secrets or proprietary information of others; (8) since March 31, 2000, no employee of the Company or its subsidiaries has given notice to the Company or its subsidiaries, and the Company and its subsidiaries are not otherwise aware, that any such employee intends to terminate his or her employment with the Company or its subsidiaries; (9) the Company or its subsidiaries are not party to any employment agreement or consulting agreement with any person or entity, nor is any such contract or agreement presently being negotiated; (10) there is no unfair labor practice charge or complaint pending or, to the best knowledge of the Company or any subsidiary, threatened against or otherwise affecting the Company or any subsidiary; (11) there is no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy in effect, threatened against or otherwise affecting the Company or any subsidiary, and the Company and its subsidiaries have not experienced any such labor controversy within the past five years; (12) no grievance is pending or, to the best knowledge of the Company or any subsidiary, threatened which, if adversely decided, could have a material adverse effect on the Company or any subsidiary; (13) neither the Company nor any subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Government agency relating to employees or employment practices; (14) the Company and its subsidiaries have paid in full to all employees of the Company and its subsidiaries all wages, salaries, commissions, bonuses, benefits and other compensation due to such employees or otherwise arising under any policy, practice, agreement, plan, program, statute or law; (15) neither the Company nor any subsidiary is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment, nor will the Company or any subsidiary have any liability under any benefit or severance policy, practice, agreement, plan, or program which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company or any subsidiary of any persons employed by the Company or any subsidiary on or prior to the Closing Date; (16) neither the Company nor any subsidiary have closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past five years, nor has the Company or any subsidiary planned or announced any such action or program for the future; (17) neither the Company nor any subsidiary will, at any time within the 90-day period prior to the Closing Date, effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended ("WARN") or any state law, affecting in whole of in part any site of employment, facility, operating unit or employee; and (18) the Company and its subsidiaries are in compliance with their obligations pursuant to WARN, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

III.16 TRANSACTIONS WITH AFFILIATES.

     Except as set forth on SCHEDULE 3.16, no officer, director, employee, stockholder of five percent (5%) or more of the Company's common stock or "AFFILIATES" of the Company (within the meaning of Rule 144 of the Securities
Act) or any immediate family member of any such individual or any entity in which any such person or individual owns at least a five percent (5%) interest, is a party to any agreement, contract, commitment or transaction with the Company or any subsidiary or has any material interest in any material property used by the Company or any subsidiary; PROVIDED that the following events need not be disclosed: (a) dividends, redemptions, stock purchases and other distributions otherwise permitted under this Agreement, (b) the payment of reasonable fees to directors of the Company who are employees of the Company,
(c) any transaction with an officer or member of the board of directors of the Company in the ordinary course of business involving compensation, indemnity, employee benefit arrangements or expense reimbursement, (d) loans or advances to employees otherwise permitted under this Agreement and (e) customary employment arrangements and benefit programs on reasonable terms as approved by the board of directors of the Company or a committee thereof.

III.17 INSURANCE.

     The Company and its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of the Company and its subsidiaries. There are no material claims pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company or its subsidiary, as applicable, is otherwise in compliance with the terms of such policies and bonds. Neither the Company nor any of its subsidiaries have any knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

III.18 COMPLIANCE WITH LAWS.

     The Company and its subsidiary have complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of their business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries.

III.19 MINUTE BOOKS.

     The minute books of the Company and its subsidiaries made available to Parent contain a complete and accurate summary of all meetings or actions by written consent of directors or stockholders since the time of incorporation of the Company and its subsidiaries.

III.20 BROKERS' AND FINDERS' FEES.

     The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except as set forth in
SCHEDULE 3.20.

III.21 STOCKHOLDER AGREEMENT; IRREVOCABLE PROXIES.

     Holders of more than 51% of the outstanding shares of Company Capital Stock and more than 51% of all such series of the Company Preferred Stock have agreed in writing to vote for approval of the Merger pursuant to voting agreements substantially in the form attached hereto as EXHIBIT A.

III.22 VOTE REQUIRED.

     The affirmative vote of the holders of at least (i) a majority of the outstanding shares of all series of Company Preferred Stock, with each series voting together as a single class and (ii) a majority of the outstanding shares of Company Capital Stock, in each case outstanding on the record date set for the special meeting of the Company stockholders called for the purpose of approving the Merger and related matters (the " COMPANY STOCKHOLDERS' MEETING") (or any written consent in lieu thereof) is the only vote (or consent) of the holders of any Company Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

III.23 BOARD APPROVAL.

     The Board of Directors of the Company has (i) approved and declared the advisability of this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the Company and its stockholders and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of the Company approve this Agreement and the Merger.

III.24 ACCOUNTS RECEIVABLE.

     Subject to any reserves set forth in the Financial Statements, the accounts receivable shown on the Financial Statements represent and will represent on the Effective Date bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Financial Statements was calculated in accordance with U.S. GAAP and in a manner consistent with prior periods.

III.25 CUSTOMERS AND SUPPLIERS.

     Except as provided in SCHEDULE 3.25, no customer which individually accounted for more than 5% of the Company's consolidated gross revenues during the three month period preceding the date hereof, and no supplier of the Company or any subsidiary during the three month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to the Company or any subsidiary to cancel or otherwise terminate its relationship with the Company or any subsidiary, or has decreased materially its services or supplies to the Company or any subsidiary in the case of any such supplier, or its usage of the services or products of the Company or any subsidiary in the case of such customer, and to the Company's knowledge, no such supplier or customer intends or has threatened to cancel or otherwise terminate its relationship with the Company or any subsidiary or to decrease materially its services or supplies to the Company or any subsidiary or its usage of the services or products of the Company or any subsidiary, as the case may be. Neither the Company nor any subsidiary has knowingly breached, so as to provide a benefit to the Company or any subsidiary that was not intended by the parties thereto, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of the Company or any of its subsidiaries.

III.26 MATERIAL CONTRACTS.

     Except for the contracts described in SCHEDULE 3.26, (collectively, the "MATERIAL CONTRACTS"), the Company and its subsidiaries are not a party to or bound by any material contract, including without limitation:

          (a) any distributor (other than the standard form), sales, advertising, franchise, agency or manufacturer's representative agreement involving payments or receipts of more than $5,000 per month;

          (b) any continuing contract for the purchase of materials, supplies, equipment or services involving payments or receipts of more than $5,000 per month;

          (c) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with U.S. GAAP, except for capital leases of equipment as set forth in the Financial Statements;

          (d) any contract for capital expenditure in excess of $50,000 in the aggregate;

          (e) any contract limiting the ability of the Company or any of its subsidiaries to engage in any line of business or to compete with any other person or entity or within any geographical area or pursuant to which the Company or any of its subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to, or providing services to, customers, potential customers or any class of customers;

          (f) any confidentiality, secrecy or non-disclosure contract, other than non-disclosure agreements entered into in the normal course of business or in connection with efforts to obtain financing;

          (g) any contract with any person with whom the Company or any of its subsidiaries does not deal at arm's length;

          (h) any material agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person or entity;

          (i) any contract for the employment of any officer, individual employee or other person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $50,000 or contract relating to loans to officers, directors or Affiliates;

          (j) any contract providing for the advance to any other Person amounts in the aggregate exceeding $25,000;

          (k) any lease or agreement under which the Company or any of its subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate monthly rental payments do not exceed $5,000;

          (l) any lease or agreement under which the Company or any subsidiary is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Company or any of its subsidiaries, under which the aggregate monthly payments do not exceed $5,000 or $60,000 per year;

          (m) any contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in excess of $5,000 per month or $60,000 per year;

          (n) except as set forth in SCHEDULE 3.11, any assignment, license, indemnification or agreement with respect to any intangible property (including, without limitation, any Intellectual Property);

          (o) any warranty agreement (other than on the standard form) with respect to its services rendered or its products sold or leased;

          (p) any agreement under which it has granted any person any registration rights (including, without limitation, demand and piggyback registration rights);

          (q) any material agreement with a term of more than eighteen months which is not terminable by the Company or any subsidiary upon less than 30 days notice without penalty;

          (r) any agreement under which the Company or any of its subsidiaries receives or provides Internet access, telecommunications services or technical or other support services, involving consideration in excess of $5,000 per month or $60,000 annually; or

          (s) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $5,000 per month or $60,000 annually.

True, correct and complete copies of all Material Contracts have been made available to Parent.

III.27 NO BREACH OF MATERIAL CONTRACTS.

     The Company and its subsidiaries have performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of any Material Contract. Except as provided in SCHEDULE 3.27, each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the Company's knowledge with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a default or event of default under any Material Contract.

III.28 THIRD PARTY CONSENTS.

     SCHEDULE 3.28 sets forth every contract of the Company and its subsidiary which, if no consent to the transactions contemplated by this Agreement were obtained, would have a Material Adverse Effect on Parent's ability to operate the business of the Company and its subsidiary in the same manner as such business was operated prior to the Effective Time.

III.29 YEAR 2000.

     Except as set forth on SCHEDULE 3.29, there have been no Year 2000 Compliance problems with any of computer hardware, software, databases, automated systems and other computer and telecommunications equipment owned or used by the Company ("SYSTEMS") or any products or services designed, manufactured, distributed or sold by the Company ("PRODUCTS OR SERVICES") that would result in a Material Adverse Effect to the Company. "YEAR 2000 COMPLIANCE" means, with respect to the Systems, Products or Services or other equipment or materials in question, that they can be used before, during and after the calendar year 2000 A.D., and will operate during each such time period, either on a stand-alone basis or by interacting or interoperating with third-party software (provided that such third-party software is Year 2000 Compliant), without error relating to the processing, calculating, comparing, sequencing or other use of date-related data.

III.30 AFFILIATES.

     SCHEDULE 3.30 to the Company Disclosure Statement sets forth those persons who are, in the Company's reasonable judgment, "AFFILIATES" of the Company within the meaning of Rule 144 of the Securities Act.

III.31 OUTSTANDING STOCK OPTIONS.

     SCHEDULE 3.31 sets forth a true and complete list as of the date hereof of all holders of outstanding Company Options under all Company Stock Plans, including the number of shares of Company Capital Stock subject to each such Company Option, the exercise or vesting schedule, the exercise price per share and the term of each such Company Option.

III.32 PROSPECTUS AND PROXY STATEMENT AND S-4.

     The information with respect to the Company, its officers, directors and affiliates in the proxy statement or consent solicitation to be furnished to the stockholders of the Company that will form part of the S-4 (the "PROSPECTUS AND PROXY STATEMENT") or in the S-4 will not, (i) in the case of the Prospectus and Proxy Statement, on the date the Prospectus and Proxy Statement is first mailed to the stockholders of the Company or on the date of the stockholders' meeting or effective date of the stockholders' consent in lieu thereof, or (ii) in the case of the S-4, at the time the S-4 becomes effective and at the Effective Time, or as the Prospectus and Proxy Statement and S-4 are then amended and supplemented, contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made) not misleading.

III.33 REPRESENTATIONS COMPLETE.

     None of the representations or warranties made by the Company herein or in any Schedule hereto, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, or with respect to the Company in the Company's Amendment No.2 to Form S-1 Registration Statement provided to Parent (taken as of the date of that Amendment, and except as to the extent that the statements in that Amendment have been superseded by disclosures contained in Schedules to this Agreement), contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

               ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT

       Parent and Merger Sub represent and warrant to the Company as follows:

IV.1   ORGANIZATION, STANDING AND POWER.

     Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Parent. Parent has delivered or made available to the Company true and complete copies of the Certificate of Incorporation and By-laws of each of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or By-laws.

IV.2   CAPITAL STRUCTURE.

     The authorized capital stock of Parent consists of 190,000,000 shares of Common Stock ("PARENT COMMON STOCK"), $0.001 par value per share, 10,000,000 shares of Class B Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share, of which there were issued and outstanding as of the close of business on March 31, 2000, 148,028,308 shares of Parent Common Stock, 1,594,794 shares of Class B Common Stock and no shares of Preferred Stock. As of March 24, 2000, 17, 744, 288 Shares of Parent Common Stock were subject to outstanding options under the Company's 1997 Stock Plan. As of March 24, 2000, Parent had also reserved 1,500,000 Shares of Parent Common Stock for issuance under its 1998 Stock Purchase Plan. The shares of Parent Common Stock to be issued in the Merger in exchange for Company Capital Stock and upon the exercise of assumed Company Options and Company Warrants (including the Additional Shares) will be duly authorized, validly issued, fully paid, and non-assessable, free of any liens, charges, claims, security interests or encumbrances and free of preemptive rights or rights of first refusal created by Parent's Certificate of Incorporation or Bylaws or any agreement to which Parent is a party or by which it is bound, other than Parent's right of repurchase with respect to unvested options and restrictions under applicable state and federal securities laws or as contemplated by this Agreement and its exhibits. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value, and 1,000 shares of common stock are issued and outstanding and held by Parent.

IV.3   AUTHORITY.

     Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, other than the approval by Parent's stockholders of an amendment to Parent's Certificate of Incorporation to provide for any increase in its authorized capital stock made necessary or desirable by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or By-laws of Parent or Merger Sub or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger as provided in Section 1.2; (ii) the filing of the S-4 pursuant to Section 2.4, above; (iii) the filing of a Form 8-K with the SEC and National Association of Securities dealers ("NASD") within fifteen (15) days after the Closing Date; (iv) any consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act and applicable federal and state securities laws and the securities laws of any foreign country; and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made by Parent or Merger Sub, would not have a Material Adverse Effect on Parent or Merger Sub and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

IV.4   SEC DOCUMENTS; FINANCIAL STATEMENTS.

     Parent has made available to the Company each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Parent since December 31, 1998 (collectively, the "PARENT SEC DOCUMENTS"). In addition, Parent has made available to the Company all exhibits to the Parent SEC Documents filed prior to the date hereof, and will promptly make available to the Company all exhibits to any additional Parent SEC Documents filed prior to the Effective Time. As of their respective filing dates, the Parent SEC Documents were filed on a timely basis and complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document. Parent has timely filed with the SEC all required statements, reports and documents required to be filed by it with the SEC on or since December 31, 1998, all of which complied as to form when filed in all material respects with the applicable provisions of the Securities Act or the Exchange Act, as the case may be. The financial statements (including the notes thereto) contained in the Parent SEC Documents, have been prepared in accordance with U.S. GAAP applied on a basis consistent throughout the periods indicated. The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent at the dates and for the periods indicated therein (subject, in the case of any unaudited statements, to normal, recurring year-end adjustments). Except as disclosed in the Parent SEC Documents and any press releases by Parent issued up to and including the date hereof, there has not occurred any event, change or effect that would reasonably be expected to result in a Material Adverse Effect to Parent.

IV.5   BROKER'S AND FINDERS' FEES.

     Except as listed on Schedule 4.5, Parent and Merger Sub have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

IV.6   NO PRIOR ACTIVITIES.

     Except for the obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has neither incurred any obligation or liability nor engaged in any business activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

IV.7   PROSPECTUS AND PROXY STATEMENT AND S-4.

     The information with respect to Parent, its officers, directors and affiliates contained in the Prospectus and Proxy Statement and S-4 will not, (i) in the case of the Prospectus and Proxy Statement, on the date the Prospectus and Proxy Statement is first mailed to the stockholders of the Company or on the date of the stockholders' meeting or effective date of the stockholders' consent in lieu thereof, or (ii) in the case of the S-4, at the time the S-4 becomes effective and at the Effective Time, or as the Prospectus and Proxy Statement and S-4 are then amended and supplemented, contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made) not misleading.

                  ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME

V.1    CONDUCT OF BUSINESS OF THE COMPANY.

     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Parent), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Subject to the limitations set forth in Section 5.2, the Company further agrees to pay debts when commercially reasonable and pay Taxes when due subject (i) to good faith disputes over such debts or Taxes and (ii) to Parent's consent to the filing of material Tax Returns, if applicable, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, and use commercially reasonable efforts to keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. The Company agrees promptly to notify Parent of any event or occurrence not in the ordinary course of its business, and of any event that could have a Material Adverse Effect on the Company.

V.2    RESTRICTED CONDUCT OF THE COMPANY.

     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, the Company shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Parent:

          (A) CHARTER DOCUMENTS. Cause or permit any amendments to its Certificate of Incorporation or By-laws or other equivalent organizational documents;

          (B) DIVIDENDS; CHANGES IN CAPITAL STOCK. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than any issuance of Company Common Stock upon exercise of outstanding Company Options or Company Warrants) or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

          (C) STOCK OPTION PLANS, ETC. Grant any options or similar rights (including grants of Restricted Stock) under its Company Stock Plans or accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its Company Stock Plans, or lower the exercise price of such options or authorize cash payments in exchange for any options or other rights granted under any of such plans; PROVIDED, HOWEVER, that, so long as the conditions set forth in Section 7.3(o) are met, the Company shall be permitted to complete the grants of the Company Options that have been committed to be granted between January 1, 2000 and the date hereof but which, as of the date hereof, have not yet been issued (each such Company Option (including the date of grant, the name of the holder, the exercise price, vesting schedule and term of such Option) being set forth on SCHEDULE 5.2(C) (collectively, the "UNISSUED OPTIONS"));

          (D) MATERIAL CONTRACTS. Enter into any Material Contract or commitment which would violate, amend or otherwise modify or waive any of the terms of any of its material contracts, without the reasonable consent of Parent;

          (E) ISSUANCE OF SECURITIES. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement or pursuant to the exercise of warrants outstanding as of the date of this Agreement and the issuance of options to purchase shares of the Company Common Stock to employees hired after the date hereof or for additional issuances to existing employees with exercise prices not less than the fair market value for Company Common Stock on the date of the option grant; PROVIDED, HOWEVER, that Company shall be permitted to secure a financing commitment or similar arrangement (but not borrow thereunder) in such amount as Company shall deem appropriate for financing to be provided to Company in the event of termination of this Agreement, so long as the costs of securing such financing commitment or similar agreement are borne by the stockholders of the Company in the event that the Merger is consummated.

          (F) INTELLECTUAL PROPERTY. Transfer to any person or entity any rights to the Company Intellectual Property other than pursuant to non-exclusive non-source code licenses in the ordinary course of business consistent with past practice;

          (G) EXCLUSIVE RIGHTS. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products, services or technologies;

          (H) DISPOSITIONS. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except for

          (i) sales, leases or licenses of products in the ordinary course of business consistent with past practice and (ii) sales of obsolete or unused equipment;

          (I) INDEBTEDNESS. Subject to Section 5.4, incur any indebtedness for borrowed money in excess of $60,000 or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than indebtedness to Parent; PROVIDED, HOWEVER, that Company shall be permitted to secure a financing commitment or similar arrangement (but not borrow thereunder) in such amount as Company shall deem appropriate for financing to be provided to Company in the event of termination of this Agreement so long as the costs of securing such financing commitment or similar agreement are borne by the stockholders of the Company in the event that the Merger is consummated.

          (J) LEASES. Enter into any operating lease involving payments in excess of $60,000 annually or $5,000 monthly;

          (K) PAYMENT OF OBLIGATIONS. Pay, discharge or satisfy in an amount in excess of $20,000 in any one case or $60,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, except for the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

          (L) CAPITAL EXPENDITURES. Make any capital expenditures, capital additions or capital improvements, except in the ordinary course of business and consistent with past practice;

          (M) INSURANCE. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

          (N) TERMINATION OR WAIVER. Terminate or waive any right or rights which individually or in the aggregate would reasonably be expected to be material in value to the Company, other than in the ordinary course of business;

          (O) EMPLOYEE BENEFIT PLANS; PAY INCREASES. Increase or accelerate the compensation, or fringe benefits of any current or former director or employee of the Company or its subsidiaries (expect for increases in salary or wages in the ordinary course of business consistent with past practices, or adopt or amend any employee benefit or stock purchase or option plan (except as expressly contemplated by this Agreement) or pay any special bonus or special remuneration to any employee or director;

          (P) SEVERANCE ARRANGEMENTS. Grant, pay or agree to any provisions regarding severance or termination pay to any director, officer or other employee except as provided on SCHEDULE 5.2;

          (Q) LAWSUITS. Commence a lawsuit or take any action in connection with any existing or threatened lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit or take such action would result in the material impairment of a valuable aspect of its business, the waiver of any right or claim, and/or the violation or lapse of any statute of limitations, statutory or judicial deadline, PROVIDED that it consults with Parent prior to the filing of such a suit or taking of such action, or
     (iii) for breach of this Agreement or any other agreement between Parent and the Company;

          (R) ACQUISITIONS. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

          (S) TAXES. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (T) REVALUATION. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (U) NOTICES. Fail to give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal

       Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement;

             (V) PAYABLES. Delay or otherwise change the manner of payment of accounts payable or other liabilities; or

             (W) OTHER. Take or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through (v) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

V.3    NO SOLICITATION.

       The Company will not permit its officers, directors, employees or other agents to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (as defined herein) or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any person that has advised the Company that it may be considering making, or that has made, a Takeover Proposal. The Company shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal. The Company will promptly notify Parent after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to the Company or for access to the properties, books or records of the Company by any person that has advised the Company that it may be considering making, or that has made, a Takeover Proposal and will keep Parent fully informed of the status and details of any such Takeover Proposal notice, request or any correspondence or communications related thereto and shall provide Parent with a true and complete copy of such Takeover Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a written summary thereof, if it is not in writing. As used herein, "TAKEOVER PROPOSAL" shall mean any offer or proposal for, or any indication of interest in, (i) a merger or other business combination involving the Company (other than the Merger), (ii) the acquisition of outstanding shares of the capital stock of the Company, or (iii) the acquisition of a substantial portion of the assets of the Company (other than the sale or disposition of inventory in the ordinary course of the Company's business).

V.4    ADDITIONAL BRIDGE FINANCING.

       The Company may seek to obtain additional financing for the Company's operations that would become available in the event that the financing referred to in Section 6.18 became no longer available or became fully utilized prior to the Merger or termination of this Agreement; PROVIDED THAT without the prior consent of Parent the Company may not enter into any agreement with respect to such financing unless (i) no costs or expenses related thereto are incurred by Parent, Merger Sub or the Company and (ii) the Company incurs no financial or other material obligations prior to the termination of this Agreement. The Company shall keep Parent fully informed regarding any discussions or negotiations relating to such additional financing.

                        ARTICLE VI ADDITIONAL AGREEMENTS

VI.1   PROSPECTUS AND PROXY STATEMENT.

       The Company shall mail the Prospectus and Proxy Statement to all holders of Company Capital Stock as soon as practicable after the S-4 shall be declared effective by the SEC. Whenever any event occurs with respect to the Company that is required to be set forth in an amendment or supplement to the Prospectus and Proxy Statement, the Company shall promptly inform Parent of such occurrence and cooperate in mailing to stockholders of the Company such amendment or supplement. The Prospectus and Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of this Agreement and the Merger and the conclusion of the Board of Directors that the terms and conditions of the Merger are fair and reasonable to the stockholders of the Company. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Prospectus and Proxy Statement any information with respect to Parent or its affiliates or associates, the form and content of which information shall not have been approved by Parent prior to such inclusion (such approval not to be unreasonably withheld or delayed).

VI.2   MEETING OF STOCKHOLDERS.

       The Company shall take all action necessary under the Delaware Law and its Certificate of Incorporation and By-laws to convene a meeting of the stockholders of the Company for the purpose of approving this Agreement and the transactions contemplated hereby or to secure the written consent of its stockholders thereto (referred to as the "COMPANY STOCKHOLDERS MEETING") as soon as practicable after the mailing of the Prospectus and Proxy Statement. The Company shall consult with Parent regarding the date of the Company Stockholders Meeting and shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent. The Company shall use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

VI.3   ACCESS TO INFORMATION.

             (a) The Company shall provide Parent and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Effective Time to (i) all of the Company's properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties, personnel of the Company as Parent may reasonably request. The Company shall continue to generate internal financial statements in accordance with past practice and shall provide to Parent and its accountants, counsel and other representatives copies of such statements promptly upon request.

             (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and the Company shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of the Company's ongoing operations.

             (c) No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

             (d) The Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours, during the period prior to the Effective Time, to all of the Company's Tax Returns and other records and work papers relating to Taxes and shall provide to Parent and its representatives, promptly upon request, the (i) the types of Tax Returns being filed by the Company in each taxing jurisdiction, (ii) the year of the commencement of the filing of each such type of Tax Return, (iii) all closed years with respect to each such type of Tax Return filed in each jurisdiction, (iv) all material Tax elections filed in each jurisdiction, (v) any deferred intercompany gain with respect to transactions to which the Company has been a party, and (vi) receipts for any Taxes paid to foreign Tax authorities.

VI.4   PUBLIC DISCLOSURE.

       Unless otherwise permitted by this Agreement, each party shall consult with the other party before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby. The Company shall not issue any such press release or make any such statement or disclosure without the prior approval of Parent.

VI.5   CONSENTS; COOPERATION.

             (a) Each of Parent and the Company shall promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger. The Company shall use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to federal or state antitrust or fair trade law.

             (b) Each of Parent and the Company shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "ANTITRUST LAWS"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall cooperate and use all commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Parent and the Company decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, neither party shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) sixty (60) days after the date of this Agreement or
       (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Parent and the Company shall use all commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

             (c) Notwithstanding anything to the contrary in Section 6.6(a) or
       (b), (i) Parent shall not be required to divest any of its or its subsidiaries' businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Parent or of the Surviving Corporation after the Effective Time and (ii) the Company may not agree to divest any of its businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation without the consent of the Parent.

VI.6   COMPANY AFFILIATE AGREEMENTS.

       The Company shall cause to be delivered prior to the Effective Time to Parent a Company Affiliate Agreement (the "COMPANY AFFILIATE AGREEMENTS") in the form attached hereto as EXHIBIT I from all affiliates of the Company listed on
SCHEDULE 3.30 and any person who to the knowledge of the Company, may be deemed to have become an affiliate of the Company after the date of this Agreement and prior to the Effective Time. The foregoing notwithstanding, Parent shall be entitled to place legends as specified in the Company Affiliate Agreement on the certificates evidencing any of the Parent Common Stock to be received by (i) any affiliate of the Company or (ii) any person Parent reasonably identifies (by written notice to the Company) as being a person who may be deemed an "affiliate" within the meaning of Rule 145 promulgated under the Securities Act, and to issue appropriate stop transfer instructions to the transfer agent for such Parent Common Stock, consistent with the terms of the Company Affiliate Agreement, regardless of whether such person has executed a Company Affiliate Agreement and regardless of whether such person's name and address appear on
SCHEDULE 3.30 to the Company Disclosure Statement.

VI.7   STOCK RESTRICTION AGREEMENT.

       The Company shall use its commercially reasonable efforts to deliver or cause to be delivered to Parent at or prior to the Closing from each of the stockholders of the Company an executed Stock Restriction Agreement (the "STOCK RESTRICTION AGREEMENT") in the form attached hereto as EXHIBIT D.

VI.8   LEGAL REQUIREMENTS.

       Each of Parent and the Company shall, and Parent and the Company shall cause their respective subsidiaries to, (i) take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement, (ii) promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement, and (iii) take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

VI.9   BLUE SKY LAWS.

       Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions that are applicable to the issuance of the Parent Common Stock in connection with the Merger and the assumption and exercise of the Company Options and Company Warrants. The Company shall use its best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions that are applicable in connection with the issuance of Parent Common Stock in the Merger.

VI.10  ESCROW AGREEMENT.

       On or before the Effective Time, the Escrow Agent, the Stockholder' Agent (as defined in Section 9.8 hereto), the Company and Parent shall execute the Escrow Agreement contemplated by Article IX in substantially the form attached hereto as EXHIBIT E ("ESCROW AGREEMENT").

VI.11  FORM S-8.

       Parent agrees to file, no later than thirty (30) business days after the Closing, a registration statement on Form S-8 covering the shares of Parent Common Stock issuable pursuant to outstanding Company Options under the Company Stock Plan assumed by Parent, PROVIDED that such Company Options qualify for registration on such Form S-8. The Company agrees that it shall cause to be delivered to Parent prior to the Closing all option documentation relating to the outstanding Company Options, and, in the event such delivery is delayed, Parent's obligation to file the registration statement on Form S-8 shall be commensurately delayed.

VI.12  LISTING OF ADDITIONAL SHARES.

       Prior to the Effective Time, Parent shall file with the NASDAQ Market a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock to be issued as provided in this Agreement.

VI.13  CONFIDENTIALITY.

       Each of Parent and the Company will hold and will cause its officers, employees, auditors and other agents to hold in confidence, unless compelled to disclose by judicial or administrative process or, in the written opinion of its legal counsel, by other requirements of law, all documents and information concerning the providing party or its subsidiaries and furnished to the receiving party in connection with the transactions contemplated in this Agreement. In addition, all such confidential documents and information shall promptly be redelivered to the providing party (whether in the possession of Parent, the Company or any other person permitted by this Agreement to receive such documents and information) and any copies, extracts or other reproductions, in whole or in part, of the same will not be retained.

VI.14  EXPENSES.

             (a) Whether or not the Merger is consummated, all costs and expenses incurred by the Parent or the Company in connection with this Agreement and the Merger and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense; PROVIDED that if the Merger is consummated the merger consideration shall be reduced by the amount of any investment banking, legal and other related merger fees and expenses incurred by the Company ("TRANSACTION FEES").

             (b) On the Closing Date, the Company's Chief Financial Officer shall certify to Parent the amount of Transaction Fees that have been incurred by the Company or become payable by the Company in respect of the consummation of the Merger (including further investment banking fees that have become payable) (the "CLOSING TRANSACTION FEES"). The "CLOSING FEE SHARES" shall be calculated by dividing the Closing Transaction Fees by the closing price of one share of Parent Common Stock on the National Nasdaq Market on the third business day prior to the Closing Date, and deducted from the merger consideration in accordance with Section 2.1 hereof.

             (c) On the Earn-Out Distribution Date, Parent's Chief Financial Officer shall certify to the Stockholders' Agent the amount of Transaction Fees (together with appropriate invoices) that were incurred by the Company prior to the Closing or have become payable by the Company since the Closing Date or are payable in respect of the distribution of the Earn-Out Shares (if any) (the "EARN-OUT TRANSACTION FEES"). The "EARN-OUT TRANSACTION FEE SHARES" shall be calculated by dividing the Earn-Out Transaction Fees by the closing price of one share of Parent Common Stock on the National Nasdaq Market on the third business day prior to the Earn-Out Distribution Date, and deducted from the merger consideration in accordance with Section 2.7 hereof.

VI.15  FURTHER ASSURANCES.

       Subject to the terms and conditions of this Agreement, each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

VI.16  INDEMNIFICATION OF DIRECTORS, OFFICERS, ETC.

             (a) Parent and the Surviving Corporation shall indemnify, defend and hold harmless the present and former directors and officers of the Company and Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former employees and agents of the Company (collectively, the "INDEMNIFIED PARTIES"), in each case, against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) permitted or required under applicable law and the Company's Articles of Incorporation and By-Laws in effect at the date hereof. Parent or the Surviving Corporation shall pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section.

             (b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (PROVIDED that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous); PROVIDED, HOWEVER, that if the premiums with respect to such insurance exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance, Parent shall be obligated to purchase directors' and officers' liability insurance with the maximum coverage as can be obtained at an annual premium equal to 200% of the annual premiums paid by the Company as of the date hereof.

VI.17  REORGANIZATION FOR FEDERAL INCOME TAX PURPOSES.

       From and after the date of this Agreement, each party hereto shall use its best efforts to cause the Merger to qualify, and shall not knowingly take actions or cause actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a "reorganization" within the meaning of
Section 368(a) of the Code.

VI.18  FUNDING TO BE ARRANGED BY PARENT.

       Parent agrees until the earlier of: (i) the Effective Time or (ii) the termination of this Agreement, to arrange for loans to be made to the Company on the terms set forth in EXHIBIT F hereto. A number of shares (the "INTERIM FUNDING SHARES") shall be deducted from the merger consideration pursuant to
Section 2.1, equal to the sum of (i) any principal outstanding under such loans as at the Effective Time, (ii) any interest paid or payable for the period from the time the loans were incurred until the Effective Time, (iii) any fees or expenses paid or payable by the Company in relation to such loans, divided by the closing price of one share of Parent Common Stock on the National Nasdaq Market on the third business day prior to the Closing Date.

VI.19  NON-SOLICITATION OF EMPLOYEES.

       Each of the Company and Parent agrees that neither it nor its subsidiaries will, directly or indirectly, at any time from the date this Agreement is terminated until the date six (6) months from such termination, solicit for employment any employee of the other party (other than as contemplated by this Agreement).

VI.20  LOAN ACCELERATION.

       The Company may enter into an agreement, on terms acceptable to Parent, regarding the waiver of rights to accelerate payment of loans made by the Company to employees of the Company in respect of, and secured by, stock of the Company, payable to the Company upon a change of control of the Company resulting from the Merger.

VI.21  EMPLOYEE BENEFITS.

       On and after the Closing Date, the employees of the Company who continue their employment with the Surviving Corporation or with Parent shall be entitled to participate in the employee benefit plans and share purchase or other equity programs maintained by the Surviving Corporation or Parent after the Closing Date on a basis, in the aggregate, no less favorable for similarly situated employees at Parent or other subsidiaries owned by Parent, and for the purposes thereof shall be entitled to credit for length of service with the Company.

                      ARTICLE VII CONDITIONS TO THE MERGER

VII.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER.

     The respective obligations of each party to this Agreement to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived only in writing signed by all the parties hereto:

          (A) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Company stockholders under the Delaware Law.

          (B) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal under applicable law. In the event an injunction or other order shall have been issued, each party agrees to use its commercially reasonable efforts to have such injunction or other order lifted.

          (C) GOVERNMENTAL APPROVAL. Parent and the Company and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents (including the satisfaction of any applicable waiting period), if any, necessary for consummation of or in connection with the Merger and the transactions contemplated hereby, including such approvals, waivers, consents and waiting periods as may be required under the Securities Act, under state Blue Sky laws, and under the HSR Act.

          (D) S-4. the S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

VII.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY.

     The obligations of the Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived only in writing signed by the Company:

          (A) REPRESENTATIONS, WARRANTIES AND COVENANTS. (i) The representations and warranties of Parent in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Closing Date as though such representations and warranties were made on and as of such date, except to the extent that any representations and warranties expressly relate to an earlier date in which case such representations and warranties shall be as of such date, and (ii) Parent shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

          (B) CERTIFICATE OF PARENT. The Company shall have been provided with a certificate executed on behalf of Parent by its Executive Vice-President and its Chief Financial Officer to the effect set forth in Section 7.2(a).

          (C) NO MATERIAL ADVERSE EFFECTS. There shall not have occurred any Material Adverse Effect on Parent; PROVIDED, HOWEVER, that fluctuations in the market value of the Parent Common Stock shall not be deemed to constitute a Material Adverse Effect on Parent except to the extent accompanied by other demonstrable material adverse effects occurring with respect to Parent's and its subsidiaries' businesses, taken as a whole.

          (D) TAX OPINION. The Company shall have received the opinion of Brobeck, Phleger & Harrison, LLP counsel to the Company to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; PROVIDED that if Brobeck, Phleger & Harrison, LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Simpson Thacher & Bartlett renders such opinion to the Company (it being agreed that Parent and the Company shall each provide reasonable cooperation to Brobeck, Phleger & Harrison, LLP or Simpson Thacher & Bartlett as the case may be, to enable them to render such opinion).

VII.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB.

     The obligations of Parent and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by Parent:

          (A) COMPANY STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted (including by written consent) by the holders of at least 90% of the outstanding shares of Company Capital Stock, and holders of no more than 10% of the outstanding shares of Company Capital Stock shall have voted against the Merger or demanded appraisal rights under the Delaware Law (it being understood that the period in which stockholders may demand appraisal rights may not have expired prior to the Closing Date), PROVIDED, HOWEVER, that Parent may not waive this requirement to the extent that it would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

          (B) PARENT STOCKHOLDER APPROVAL. Parent shall have obtained the approval of its stockholders of the increase of its authorized capital stock as provided for in its Proxy Statement for the Annual Meeting to be held on June 30, 2000.

          (C) REPRESENTATIONS, WARRANTIES AND COVENANTS. (i) The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are (x) qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects or (y) not then true and correct solely as a result of the taking of actions permitted by this Agreement, which representations and warranties shall be true and correct (but for the taking of permitted actions) on and as of the Closing Date as though such representations and warranties were made on and as of such time, except to the extent that any representations and warranties expressly relate to an earlier date in which case such representations and warranties shall be as of such date, and (ii) the Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

          (D) CERTIFICATE OF THE COMPANY. Parent shall have been provided with a certificate executed on behalf of the Company by its Chief Executive officer and its Chief Financial Officer to the effect set forth in Section 7.3(c).

          (E) THIRD PARTY CONSENTS. Parent shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger as set forth on SCHEDULE 3.28, which consent shall in the case of Lucent Technologies include a waiver of any past defaults (other than defaults in payment).

          (F) INJUNCTIONS OR RESTRAINTS ON CONDUCT OF BUSINESS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity limiting or restricting Parent's conduct or operation of the business of the Company following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (G) NO MATERIAL ADVERSE CHANGES. After the date hereof, there shall not have occurred any event which has a Material Adverse Effect with respect to the Company, other than any Material Adverse Effect resulting from Parent's failure to comply with Section 6.20.

          (H) FIRPTA CERTIFICATE. The Company shall, prior to the Closing Date, provide Parent with a properly executed FIRPTA Notification Letter, substantially in the form of EXHIBIT G attached hereto, which states that shares of capital stock of the Company do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Parent's obligations under Treasury Regulation Section 1.1445-2(c)(3); and simultaneously with delivery of such Notification Letter, the Company shall have provided to Parent, as agent for the Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of EXHIBIT H attached hereto along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing of the Merger.

          (I) RESIGNATION OF DIRECTORS AND OFFICERS. The directors and officers of the Company in office immediately prior to the Effective Time shall have resigned as directors and officers, as applicable, of the Company effective as of the Effective Time, unless otherwise provided in separate employment agreements between such individual and Parent.

          (J) ESCROW AGREEMENT. The Escrow Agreement substantially in the form of EXHIBIT E attached hereto shall have been executed and delivered by all parties other than Parent.

          (K) CERTIFICATES OF GOOD STANDING. The Company shall, prior to the Closing Date, provide Parent a certificate from the Secretary of State of Delaware, and from each other jurisdiction in which the Company or any subsidiary is qualified to do business, as to the Company's or any subsidiary's good standing and payment of all applicable taxes.

          (L) TERMINATION OF STOCKHOLDER AGREEMENTS. All provisions of all agreements among the Company and any of its securityholders or optionholders, or among any Company securityholders or optionholders, providing for registration rights, rights of first refusal, rights of co-sale, relating to the voting of Company securities, requiring the Company to obtain the consent or approval of any such securityholders or optionholders prior to taking or failing to take any action (other than the Stockholder Agreements executed pursuant to this Agreement and the Company's Certificate of Incorporation), shall have been terminated effective immediately prior to the Effective Time.

          (M) AFFILIATES. Each person who is an "affiliate" of the Company shall have executed and delivered to Parent an Affiliate Agreement in accordance with Section 6.6 hereof.

          (N) TAX OPINION. Parent shall have received the opinion of Simpson Thacher & Bartlett, counsel to Parent, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; PROVIDED that if Simpson Thacher & Bartlett does not render such opinion, this condition shall nonetheless be deemed satisfied if Brobeck, Phleger & Harrison LLP renders such opinion to Parent (it being agreed that the Company and Parent shall each provide reasonable cooperation to Brobeck, Phleger & Harrison LLP or Simpson Thacher & Bartlett as the case may be, to enable them to render such opinion).

          (O) AGREEMENTS RESTRICTING DISPOSITION OF PARENT COMMON STOCK. Stock Restriction Agreements shall have been executed and delivered by (i) eighty-five percent (85%) of the persons listed ON SCHEDULE 7.3(o), (ii) eighty percent (80%) of the employees of the Company who hold vested stock options at the Closing Date who are listed on SCHEDULE 3.31, other than persons listed on SCHEDULE 7.3(O), and (iii) holders of ninety percent (90%) of all the Company Capital Stock held by persons who are not included in either (i) or (ii), above.

          (P) COMPLETION OF GRANT OF 2000 STOCK OPTIONS. The Company shall have obtained executed copies of stock option agreements documenting the Unissued Options from each holder set forth on Schedule 5.2(c), which stock option agreements shall be in a form reasonably acceptable to Parent.

          (Q) CERTIFICATION OF TRANSACTION FEES AND EXPENSES. The Chief Financial Officer of the Company shall have certified the amount of Closing Transaction Fees in accordance with Section 6.14.

                 ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER

VIII.1 TERMINATION.

     At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, this Agreement may be terminated:

          (a) by mutual consent duly authorized by the board of directors of Parent and the Company;

          (b) by either Parent or the Company, if the Closing shall not have occurred on or before December 31, 2000 (the "DROP-DEAD DATE"); PROVIDED that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by Parent, if: (i) the Company shall breach in any material respect any representation, warranty, obligation or agreement hereunder and such breach shall not have been cured within five (5) business days of receipt by the Company of written notice of such breach (PROVIDED that the right to terminate this Agreement by Parent under this Section 8.1(c) shall not be available to Parent if Parent is at that time in breach of this Agreement in any material respect); or (ii) the Board of Directors of the Company shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so;

          (d) by the Company, if Parent shall breach in any material respect any representation, warranty, obligation or agreement hereunder and such breach shall not have been cured within five (5) business days following receipt by Parent of written notice of such breach (PROVIDED that the right to terminate this Agreement by the Company under this Section 8.1(d) shall not be available to the Company if the Company is at that time in breach of this Agreement in any material respect);

          (e) by Parent if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable; or

          (f) by the Company if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable.

VIII.2 EFFECT OF TERMINATION.

          In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers, directors, stockholders or affiliates, except to the extent such termination results from the breach by a party hereto of any of its representations, warranties, covenants or other agreements set forth in this Agreement; PROVIDED, HOWEVER, that the provisions of Section 6.4 (Public Disclosure), Section 6.13 (Confidentiality), this Section 8.2 and
     Article X shall remain in full force and effect and survive any termination of this Agreement.

VIII.3 AMENDMENT.

          The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; PROVIDED that an amendment made subsequent to adoption of the Agreement by the stockholders of the Company shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Company Capital Stock, or (ii) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely effect the holders of Company Capital Stock.

VIII.4 EXTENSION; WAIVER.

          At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                      ARTICLE IX ESCROW AND INDEMNIFICATION

IX.1 ESCROW FUND.

          As soon as practicable after the Effective Time, the Escrow Shares shall be registered in the name of, and be deposited with, an institution selected by Parent with the reasonable consent of the Company, as escrow agent in connection with this Agreement (the "ESCROW AGENT"), such deposit (together with interest and other income thereon) to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement substantially in the form attached hereto as EXHIBIT E. The Escrow Fund shall be available to compensate Parent solely pursuant to the indemnification obligations of the stockholders of the Company.

IX.2 INDEMNIFICATION.

          (a) Subject to the limitations set forth in this Article IX, subsequent to the Closing, the stockholders of the Company will indemnify and hold harmless Parent and its officers, directors, agents and employees, and each person, if any, who controls or may control Parent within the meaning of the Securities Act (hereinafter referred to individually as an "INDEMNIFIED PERSON" and collectively as "INDEMNIFIED PERSONS") from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions or causes of action, including, without limitation, reasonable legal fees, net of any recoveries by Parent under existing insurance policies or indemnities from third parties (collectively, "DAMAGES"), arising out of (i) any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by the Company in this Agreement, the Company Disclosure Schedules or any exhibit or schedule to this Agreement, (ii) any litigation claim described on SCHEDULE 3.7 to the extent such Damages exceed the amount recorded for that litigation as an accrued expense or liability in the Company Balance Sheet as at March 31, 2000, or (iii) any costs or expenses associated with the Company's proposed initial public offering or preparation for such proposed initial public offering, to the extent such costs or expenses exceed the amount recorded as an accrued expense or liability in respect of that item in the Company Balance Sheet as at March 31, 2000. The Escrow Fund shall be security for this indemnity obligation subject to the limitations in this Agreement. If the Merger is consummated, recovery from the Escrow Fund in accordance with this Article IX shall be the exclusive remedy under this Agreement for any breach or default in connection with any of the representations, warranties, covenants or agreements set forth in this Agreement or any exhibit or schedule hereto, except in the event of fraud or intentional misrepresentation or in the event of a breach of any of the representations and warranties set forth in Section 3.1 (Organization, Standing and Power),
     Section 3.2 (Capital Structure) or Section 3.13 (Taxes), PROVIDED that Parent shall first proceed against the Escrow Fund unless or until the Escrow Fund is subject to pending claims in excess of the value of the remaining Escrow Fund, and further that no stockholder of the Company shall be liable to Parent hereunder in an amount in excess of the consideration received by such stockholder pursuant to this Agreement.

          (b) Nothing in this Agreement shall limit the liability (i) of the Company for any breach of any representation, warranty or covenant if the Merger does not close, or (ii) of any Company stockholder in connection with any breach by such stockholder of the Voting Agreement.

IX.3 DAMAGE THRESHOLD.

     Notwithstanding the foregoing, Parent may not receive any shares from the Escrow Fund unless and until one or more Officer's Certificates (as defined in Section 9.5 below) identifying Damages the aggregate amount of which exceeds $100,000 has been delivered to the Escrow Agent as provided in Section 9.5 below and such amount is determined pursuant to this Article IX to be payable, in which case Parent shall receive shares equal in value to the full amount of Damages; PROVIDED, HOWEVER, (i) that Damages resulting from any inaccuracy, breach or default under the representations and warranties contained in Sections 3.1, 3.2 or 3.13 shall not be subject to the recovery threshold set forth in this sentence, and (ii) that in no event shall Parent receive more than the number of shares of Parent Common Stock originally placed in the Escrow Fund, as adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible or exchangeable into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the date hereof. In determining the amount of any Damages resulting from any misrepresentation, breach or default subject to indemnity under this Article IX, any materiality standard contained in the applicable representation, warranty, covenant or agreement shall be disregarded.

IX.4 ESCROW PERIOD.

     The Escrow Period shall terminate at the one (1) year anniversary of the Effective Time; PROVIDED, HOWEVER, that such portion of the Escrow Shares necessary to satisfy any unsatisfied claims specified in any Officer's Certificate or Certificates theretofore delivered to the Escrow Agent prior to the termination of the Escrow Period, with respect to facts and circumstances existing prior to expiration of the Escrow Period, shall remain in the Escrow Fund until such claims have been resolved. Parent shall deliver to the Escrow Agent a certificate specifying the Effective Time. Any portion of the Escrow Fund for which there is no claim pursuant to this Article IX (net of one half of expenses) shall be distributed promptly by the Escrow Agent to the stockholders of the Company in accordance with each stockholder's percentage of the Escrow Fund as set forth in the Escrow Agreement.

IX.5 CLAIMS UPON ESCROW FUND.

     (a) Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any officer of Parent (an "OFFICER'S CERTIFICATE")

          (i) stating that, Damages exist in an aggregate amount greater than $100,000; and

          (ii) specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Section 9.6 and 9.7 below, deliver to Parent out of the Escrow Fund, as promptly as practicable, Parent Common Stock or other assets held in the Escrow Fund having a value equal to such Damages.

     (b) For the purpose of compensating Parent for its Damages pursuant to this Agreement, the Parent Common Stock in the Escrow Fund shall be valued based on the average closing price for Parent Common Stock for the 20 trading days immediately prior to the date that an indemnification claim is made.

IX.6 OBJECTIONS TO CLAIMS.

     At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Stockholders' Agent (defined in Section 9.8 below), and, for a period of thirty
(30) days after such delivery to the Escrow Agent of such Officer's Certificate, the Escrow Agent shall make no delivery of Parent Common Stock or other property pursuant to Section 9.5 hereof unless the Escrow Agent shall have received written authorization from the Stockholders' Agent to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the Parent Common Stock or other property in the Escrow Fund in accordance with Section 9.5 hereof, PROVIDED that no such payment or delivery may be made if the Stockholders' Agent shall object in a written statement to the claim made in the Officer's Certificate and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such thirty (30) day period.

IX.7 RESOLUTION OF CONFLICTS; ARBITRATION.

     (a) In case the Stockholders' Agent shall so object in writing to any claim or claims by Parent made in any Officer's Certificate, Parent shall have twenty
(20) days after receipt by the Escrow Agent of an objection by the Stockholders' Agent to respond in a written statement to the objection of the Stockholders' Agent. If after such twenty (20) day period there remains a dispute as to any claims, the Stockholders' Agent and Parent shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders' Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Parent Common Stock or other property from the Escrow Fund in accordance with the terms of such memorandum.

     (b) If no such agreement can be reached after good faith negotiation, either Parent or the Stockholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three (3) arbitrators. Within fifteen (15) days after such written notice is sent, Parent and the Stockholders' Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and, notwithstanding anything in Section 9.6 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

     (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in San Francisco, California under the commercial rules then in effect of the American Arbitration Association. Each party shall bear its own expenses (including attorneys' fees and expenses) incurred in connection with any such arbitration, and the fees and expenses of each arbitrator and the administrative fee of the American Arbitration Association shall be allocated by the arbitrator or arbitrators, as the case may be (or, if not so allocated, shall be borne equally by Parent, on the one hand, and the Company stockholders, on the other hand.

IX.8 STOCKHOLDERS' AGENT.

     (a) Prior to the approval and adoption of this Agreement and the Merger by the requisite vote of the Company stockholders, the Company shall nominate a person to be constituted and appointed as agent ("STOCKHOLDERS' AGENT") for and on behalf of the Company stockholders to give and receive notices and communications, to authorize delivery to Parent of the Parent Common Stock or other property from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten
(10) days' prior written notice to Parent. No bond shall be required of the Stockholders' Agent, and the Stockholders' Agent shall receive no compensation for services rendered. Notices or communications to or from the Stockholders' Agent shall constitute notice to or from each of the Company stockholders.

     (b) The Stockholders' Agent shall not be liable for any act done or omitted hereunder as Stockholders' except to the extent it has acted with gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence that it did not act with gross negligence or willful misconduct. The Company stockholders shall severally indemnify the Stockholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders' Agent and arising out of or in connection with the acceptance or administration of the duties hereunder.

     (c) The Stockholders' Agent shall have reasonable access to information about the Company and the reasonable assistance of the Company's officers and employees for purposes of performing its duties and exercising its rights hereunder, PROVIDED that the Stockholders' Agent shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

     (d) The Stockholders' Agent shall be a third party beneficiary of the terms of this Section 9.8.

IX.9 ACTIONS OF THE STOCKHOLDERS' AGENT.

     (a) A decision, act, consent or instruction of the Stockholders' Agent shall constitute a decision of all Company stockholders for whom shares of Parent Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Company stockholder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Stockholders' Agent as being the decision, act, consent or instruction of each and every such Company stockholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders' Agent.

     (b) After the Effective Time, Parent shall make available to the Stockholders' Agent those senior executives of the Company that continue as employees of the Company or Parent to assist the Stockholders' Agent in analyzing and defending against any claims made under this Article IX. Parent shall cause the Company to waive any conflict of interest claim related to the involvement in such analysis or defense by the general counsel or any other lawyer employed at the Company prior to the Effective Time.

IX.10 THIRD-PARTY CLAIMS.

     In the event Parent becomes aware of a third-party claim which Parent believes may result in a demand against the Escrow Fund, Parent shall promptly notify the Stockholders' Agent of such claim, and the Stockholders' Agent and the Company stockholders for whom shares of Parent Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right to settle any such claim; PROVIDED, HOWEVER, that Parent may not effect the settlement of any such claim without the consent of the Stockholders' Agent, which consent shall not be unreasonably withheld. In the event that the Stockholders' Agent has consented to any such settlement, the Stockholders' Agent shall have no power or authority to object under Section 9.6 or any other provision of this Article IX to the amount of any claim by Parent against the Escrow Fund for indemnity with respect to such settlement.

IX.11 EARN-OUT FUND.

     On the deposit of Earn-Out Shares in the Escrow Fund pursuant to section 2.7(c), the Escrow Agent shall administer the Escrow Fund in relation to such shares according to this Article IX as though the Earn-Out Shares deposited to escrow were deemed to be available for the satisfaction of claims against the Escrow Fund from the Effective Time, PROVIDED that the Escrow Fund in relation to such shares shall terminate in accordance with Section 2.7 upon the final satisfaction or resolution of all pending claims.

                          ARTICLE X GENERAL PROVISIONS

X.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

     The representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements of each party hereto shall survive the execution and delivery of this Agreement until the expiration of the Escrow Period, PROVIDED, HOWEVER, that any agreement or covenant set forth in the Agreement which is to be performed after the Closing Date shall survive until fully performed in accordance with this Agreement;

X.2 NOTICES.

     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

          (a)  if to Parent or Merger Sub, to:

                    Covad Communications Group, Inc.
                    4520 Burton Drive
                    Santa Clara, CA 95054
                    Attention: General Counsel
                    Facsimile: (408) 987-1111

               with a copy to:

                    Simpson Thacher & Bartlett
                    425 Lexington Avenue
                    New York, NY 10017
                    Attention: John W. Carr, Esq.
                    Facsimile: (212)455-2502

          (b)  if to the Company prior to the Closing, to:

                    BlueStar Communications Group, Inc.
                    41 Union Street, Suite 900
                    Nashville, TN 37219
                    Attention: Robert E. Dupuis
                    Facsimile:(615) 346-3875

               if to the Stockholders' Agent, until otherwise advised:

                    c/ BlueStar Communications Group, Inc.
                    41 Union Street, Suite 900
                    Nashville, TN 37219
                    Attention: Robert E. Dupuis
                    Facsimile: (615) 346-3875
               in each case, with a copy to:

                    Brobeck, Phleger & Harrison LLP
                    301 Congress Avenue, Suite 1200
                    Austin, Texas  78701
                    Attention:  Carmelo M. Gordian, Esq.
                    Facsimile:  (512) 477-5813

     By its inclusion herein as a recipient of copies of notices, the parties acknowledge and agree that notwithstanding the fact that Brobeck, Phleger & Harrison LLP represented the Company in connection with the transactions provided for in this Agreement, Brobeck, Phleger & Harrison LLP shall be permitted to represent the holders of Company Capital Stock, including the Stockholders' Agent on their behalf, and their respective heirs, executors, administrators, affiliates, successors and assigns, in connection with any and all matters which may arise out of in connection with this Agreement, the Escrow Agreement or any of the other related agreements.

X.3 INTERPRETATION.

     When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available or in the case of the Parent SEC Documents, that such documents were furnished or available on the SEC's website. The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first written above. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

X.4 COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

X.5 ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST.

     This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Schedules, including the Company Disclosure Statement: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof;
(b) are not intended to confer upon any other person any rights or remedies hereunder except for the stockholders of the Company and as set forth in sections 2.2(a) (Effect on Capital Stock; Conversion of Securities), 2.3(a)-(c) and (e)-(f) and (h)-(i) (Exchange of Certificates), 2.4 (Form S-4), 2.7(a)-(e) (Rights to Receive Additional Shares of Parent Common Stock), 6.16 (Indemnification of Directors, Officers Etc.) and 9.8 (Stockholders Agent); and
(c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

X.6 SEVERABILITY.

     In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

X.7 REMEDIES CUMULATIVE.

     Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

X.8 GOVERNING LAW.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state's principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein (other than as provided by Section 9.7), agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

X.9 RULES OF CONSTRUCTION.

     The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.


                                 COVAD COMMUNICATIONS GROUP, INC.




                                 By: /s/ ROBERT E. KNOWLING, JR.
                                     ---------------------------
                                     Robert E. Knowling, Jr.
                                     President and Chief Executive Officer



                                 COVAD ACQUISITION CORPORATION



                                 By: /s/ ROBERT E. KNOWLING, JR.
                                     ---------------------------
                                     Robert E. Knowling, Jr.
                                     President and Chief Executive Officer



                                 BLUESTAR COMMUNICATIONS GROUP, INC.




                                 By: /s/ ROBERT E. DUPUIS
                                     ---------------------------
                                     Robert E. Dupuis
                                     Chief Executive Officer

                                                                       EXHIBIT A

                          FORM OF STOCKHOLDER AGREEMENT

                       [SEE APPENDIX B TO THE PROSPECTUS]

                                                                       EXHIBIT B

                                EXCHANGE RATIOS*

     A. CONVERSION RATIOS.

     COMMON STOCK CONVERSION RATIO: Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be exchanged for a number of shares of Parent Common Stock equal to the Stock Exchange Ratio.

     SERIES A CONVERSION RATIO: Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be exchanged for a number of shares of Parent Common Stock equal to the sum of (i) the Series A Liquidation Number, and (ii) the product of the Series A Conversion Number and the Stock Exchange Ratio.

     SERIES B CONVERSION RATIO: Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be exchanged for a number of shares of Parent Common Stock equal to the sum of (i) the Series B Liquidation Number, and (ii) the product of the Series B Conversion Number and the Stock Exchange Ratio.

     SERIES C CONVERSION RATIO: Each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time shall be exchanged for a number of shares of Parent Common Stock equal to the sum of (i) the Series C Liquidation Number, and (ii) the product of the Series C Conversion Number and the Stock Exchange Ratio.

     B. DEFINITIONS. For purposes of this Exhibit, all capitalized terms not otherwise defined shall have their meanings as defined in the Agreement and Plan of Merger and Reorganization ("THE AGREEMENT") of which this Exhibit C is a part, and further:

     "CLOSING FEE SHARES" shall be as defined in Section 6.14 of the Agreement.

     "CONVERSION NUMBER" for each series of Preferred Stock shall mean the number of shares of Company Common Stock into which a single share of that series of Preferred Stock may be converted.

     "INTERIM FUNDING SHARES" is as defined in Section 6.18 of the Agreement.

     "LIQUIDATION NUMBER" for each series of Preferred Stock shall be a number of shares of Parent Common Stock equal to the fraction the numerator of which is the liquidation price of a share of that series of Preferred Stock, and the denominator of which is the Parent Average Stock Price.

     "PARENT AVERAGE STOCK PRICE" shall mean the average of the closing prices of one share of Parent Common Stock on the NASDAQ National Market over the 30 days ending three days prior to the Closing.

     "STOCK EXCHANGE RATIO" shall mean the fraction, the numerator of which is the number of Closing Shares (as defined in Section 2.1 of the Agreement), minus the sum of (i) the Closing Fee Shares, (ii) the Interim Funding Shares, and
(iii) the Total Liquidation Shares, and the denominator of which is Total Outstanding Company Stock.

     "TOTAL LIQUIDATION SHARES" shall mean the number of shares of Parent Common Stock equal to the sum of (i) the product of the total number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time and the Series A Liquidation Number, (ii) the product of the total number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time and the Series B Liquidation Number, and (iii) the product of the total number of shares of Series C Preferred Stock outstanding immediately prior to the Effective Time and the Series C Liquidation Number.

--------------
     * Reflects amendment to the merger agreement on August 28, 2000.

     "TOTAL OUTSTANDING COMPANY STOCK" shall mean the number of shares of Company Common Stock on a fully diluted basis immediately prior to the Effective Time, namely, the sum of (i) the number of shares of outstanding Company Common Stock, (ii) the number of shares of Company Stock issuable upon conversion of all outstanding Company Preferred Stock, (iii) the number of shares of Company Stock issuable upon exercise of all outstanding Company Options, whether or not then exercisable (other than Company Options that are unvested and incapable of exercise due to the holder of that option leaving the employ of the Company), and (iv) the number of shares of Company Common Stock issuable upon exercise of all outstanding Company Warrants.

                                                                       EXHIBIT C

                              EARN-OUT CALCULATIONS

     Unless otherwise defined, all capitalized terms have the meanings accorded to them in the Agreement and Plan of Merger and Reorganization ("THE AGREEMENT") to which this document is an Exhibit.

     A. EARN-OUT SHARE NUMBER. The Earn-Out Share Number shall be the sum of the Revenue Earn-Out Share Number and the EBITDA Earn-Out Share Number, in each case calculated with respect to the 2001 fiscal year of the Surviving Corporation, PROVIDED that the Earn-Out Share Number shall be zero (0) if either of the Revenue Earn-Out Share Number or the EBITDA Earn-Out Share Number is zero (0).

     The Revenue Earn-Out Share Number shall be the number set forth below opposite the highest Actual 2001 Revenue of the Company achieved in the 2001 fiscal year:

         Actual 2001 Revenue                         Revenue Earn-Out
            ($ Millions)                               Share Number
            ------------                               ------------

     less than $112.2                                            0
                112.2                                      100,000
                113.5                                      200,000
                114.7                                      300,000
                116.0                                      450,000
                117.2                                      600,000
                118.5                                      800,000
                119.7                                    1,000,000
                121.0                                    1,200,000
                122.2                                    1,400,000
                123.5                                    1,700,000
                124.7                                    2,000,000
                130.9                                    2,250,000
                137.2                                    2,500,000

     The EBITDA Earn-Out Share Number shall be the number set forth below opposite the highest Actual 2000 EBITDA (or lowest loss) achieved in the 2001 fiscal year:

      Actual 2001 EBITDA (loss)                       EBITDA Earn-Out
            ($ Millions)                               Share Number
            ------------                               ------------

   lower than $(190.7)                                           0
               (190.7)                                     100,000
               (189.0)                                     200,000
               (187.3)                                     300,000
               (185.5)                                     450,000
               (183.8)                                     600,000
               (182.1)                                     800,000
               (180.3)                                   1,000,000
               (178.6)                                   1,200,000
               (176.9)                                   1,400,000
               (175.1)                                   1,700,000
               (173.4)                                   2,000,000
               (164.7)                                   2,250,000
               (156.1)                                   2,500,000

     B. COMPANY CAPITAL STOCK. Subject to deposit in the Escrow Fund pursuant to
Section 2.7(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time shall represent the right to receive on the Earn-Out Distribution Date, a number of Earn-Out Shares equal to the product of (i) the Conversion Number for that class and series of share, and (ii) the Earn-Out Exchange Ratio, that product being rounded down to the nearest whole number.

     C. COMPANY OPTIONS. Each Company Option outstanding immediately prior to the Effective Time shall represent the right to receive, on the later of (a) the Earn-Out Distribution Date, and (b) the date of exercise of such Option, subject to Section 2.7 of the Merger Agreement, a number of Additional Shares equal to the product of (i) the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time, and (ii) the Earn-Out Exchange Ratio, that product being rounded down to the nearest whole number.

     D. COMPANY WARRANTS. Each Company Warrant outstanding immediately prior to the Effective Time shall represent the right to receive, on the later of (a) the Earn-Out Distribution Date, and (b) the date of exercise of such Warrant, subject to Section 2.7 of the Merger Agreement, a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time, and (ii) the Earn-Out Exchange Ratio, that product being rounded down to the nearest whole number.

     E.   DEFINITIONS.

     "CONVERSION NUMBER" means, (i) for each series of Company Preferred Stock, the number of shares of Company Common Stock into which each share of that class of stock is convertible at the Effective Time, or (ii) for Company Common Stock, the number one (1).

     "EARN-OUT EXCHANGE RATIO" means the fraction the numerator of which is the Earn-Out Shares (as defined in Section 2.7(c) of the Agreement), the denominator of which is the sum of (i) the number of shares of outstanding Company Common Stock at the Effective Time, (ii) the number of shares of Company Stock issuable upon conversion of all outstanding Company Preferred Stock at the Effective Time (excluding any shares reflecting liquidation preferences), (iii) the number of shares of Company Stock issuable upon exercise of all outstanding Company Options at the Effective Time (less those Company Options assumed by Parent at the Effective Time that at the Earn-Out Distribution Date are unvested and incapable of exercise due to their holder leaving the employ of the Company prior to the Earn-Out Distribution Date) and (iv) the number of shares of Company Common Stock issuable upon exercise of all outstanding Company Warrants at the Effective Time.

     "EARN-OUT TRANSACTION FEE SHARES" has the meaning set forth in Section 6.14 of the Agreement.

     "EBITDA" means the Revenue of the Company and its subsidiaries for the 2001 fiscal year from continuing operations, minus associated expenses for interest, income taxes, unallocated depreciation and amortization, determined in each case on a consolidated basis in accordance with United States Generally Accepted Accounting Principals and consistent with the Company's Financial Statements.

     "REVENUE" has the meaning of such term in accordance with United States Generally Accepted Accounting Principles and consistent with the Company's Financial Statements.

                                                                       EXHIBIT D

                       FORM OF STOCK RESTRICTION AGREEMENT


                       [SEE APPENDIX C TO THE PROSPECTUS]

                                                                       EXHIBIT E

                            FORM OF ESCROW AGREEMENT


                       [SEE APPENDIX D TO THE PROSPECTUS]

                                                                       EXHIBIT F

                                INTERIM FINANCING

          The Interim Financing to be arranged by Parent shall be on terms set forth in:

1. The Demand Loan Agreement, dated as of June 15, 2000 among BlueStar Communications Group, Inc. and Bear Stearns Corporate Lending Inc.;

2. Guarantee and Collateral Agreement, dated as of June 15, 2000, made by each of the grantor signatories thereto in favor of Bear Stearns Corporte Lending Inc.; and

3. Put/Call Option Agreement, dated as of June 15, 2000 between Covad Communications Group, Inc. and Bear Stearns Corporte Lending Inc.

                                                                       EXHIBIT G

         STATEMENT OF NON-U.S. REAL PROPERTY HOLDING CORPORATION STATUS
               PURSUANT TO TREASURY REGULATION SECTION 1.897-2(H)

     Pursuant to an Agreement and Plan of Merger among Covad Communications Group, Inc., a Delaware corporation ("ACQUIRER"), Covad Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquirer ("MERGER SUB") and BlueStar Communications Group, Inc., a Delaware corporation (the "COMPANY"), dated as of June 15, 2000, Merger Sub shall be merged with and into the Company.

     Section 1445 of The Internal Revenue Code of 1986, as amended (the "CODE"), provides that a transferee of a U.S. Real Property Interest must withhold tax if the transferor is a foreign person. In order to confirm that neither Merger Sub nor Acquirer, as transferee, is required to withhold tax from amounts paid to any stockholder upon the Merger, the undersigned, in his capacity as President of the Company, hereby certifies as follows.

     1. The stock of the Company does not constitute a U.S. Real Property Interest as that term is defined in Section 897(c)(1)(A)(ii) of the Code;

     2. The determination in Paragraph 1, above, is based on a determination by the Company that the Company is not and has not been a U.S. Real Property Holding Corporation as that term is defined in Section 897(c)(2) of the Code during the five-year period preceding the date of this Statement and Certification, as indicated below;

     3. The Company's U.S. employer identification number is 62-1757987;

     4. The Company's office address is 414 Union Street, Suite 900, Nashville, Tennessee 37219; and

     5. The Company hereby authorizes Acquirer to deliver a Notice to the Internal Revenue Service pursuant to the requirements of Treasury Regulation Section l.897-2(h)(2) (which Notice is being provided to Acquirer by the Company) at any time after the closing of the Merger.

     This Statement is made in accordance with the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3). The Company understands that any false statement contained herein could be punished by fine, imprisonment or both.

     Under penalties of perjury I declare that I have examined this Statement and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.


                                         BlueStar Communications Group, Inc.


Dated: [______], 2000                    ____________________________________
                                         By
                                         Title:

                                                                       EXHIBIT H

                     NOTICE TO THE INTERNAL REVENUE SERVICE
                      PURSUANT TO REQUIREMENTS OF TREASURY
                        REGULATION SECTION 1.897-2(H)(2)

     This Notice is being provided by BlueStar Communications Group, Inc., a Delaware corporation (the "COMPANY") pursuant to the requirements of Treasury Regulation Section 1.897-2(h)(2).

     The Company is located at 414 Union Street, Suite 900, Nashville, Tennessee 37219. The Company's Taxpayer Identification Number is 62-1757987.

     The attached Certificate of Non-U.S. Real Property Holding Corporation Status was not requested by a foreign interest holder. Such Certificate was requested by Covad Communications Group, Inc., a Delaware corporation ("ACQUIRER"). Acquirer is located at 4250 Burton Drive, Santa Clara, CA 95054. Acquirer's Taxpayer Identification Number is _____________________________.

     The interests in question, shares of Company common stock to be exchanged pursuant to an Agreement and Plan of Merger, dated as of June 15, 2000, are not U.S. Real Property Interests.

     Under penalties of perjury I declare that I have examined this Notice and the attachment hereto and to the best of my knowledge and belief they are true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.


                                             BlueStar Communications Group, Inc.




                                             -----------------------------------
Dated: ____________________, 2000            By:
                                             Title:

                                                                       EXHIBIT I

                                                               June _____ , 2000


                       FORM OF COMPANY AFFILIATE AGREEMENT


[Affiliate]
[Address]


Ladies and Gentlemen:

     The undersigned, a holder of shares of preferred or common stock ("COMPANY CAPITAL STOCK"), of BlueStar Communications Group, Inc., a Delaware corporation (the "COMPANY"), is entitled to receive in connection with the merger (the "MERGER") of the Company with Covad Acquisition Corporation, a Delaware corporation, common stock, par value $0.001 per share (the "MERGER STOCK"), of Covad Communications Group, Inc., a Delaware corporation ("ISSUER"). The undersigned has been advised that, at the effective time of the Merger, the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("RULE 145") of the Securities and Exchange Commission (the "SEC") promulgated under the Securities Act of 1933, as amended (the "ACT"), although nothing contained herein should be construed as an admission of such fact.

     The undersigned has been advised that the issuance of shares of Merger Stock pursuant to the Merger will be registered under the Act pursuant to a registration statement on Form S-4. The undersigned has also been advised that, if the undersigned is in fact an "affiliate" of the Company at the time the Merger is submitted to a vote of the stockholders of the Company, Rule 145 will restrict the undersigned's sales of shares of Merger Stock, if any, received in the Merger. The undersigned hereby represents to and covenants with the Company that the undersigned will not sell, assign, transfer or otherwise dispose of any of the Merger Stock received by the undersigned in exchange for shares of Company Common Stock pursuant to the Merger except (i) pursuant to an effective registration statement under the Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of independent counsel reasonably satisfactory to Issuer or as described in a "no-action" or interpretive letter from the Staff of the SEC, is not required to be registered under the Act.

     In the event of a sale or other disposition by the undersigned of Merger Stock pursuant to Rule 145, the undersigned will supply Issuer with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto. The undersigned understands that Issuer may instruct its transfer agent to withhold the transfer of any Merger Stock disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Merger Stock sold as indicated in the letter.

     The undersigned understands and agrees that:

          (i) Issuer is under no obligation to register the sale, transfer or other disposition of the shares of Merger Stock to be received by the undersigned in the Merger except as set forth in written agreements, if any, with the undersigned that have been entered into by Issuer or that have been specifically assumed by Issuer.

          (ii) Stop transfer instructions will be given to the transfer agent of Issuer with respect to the shares of Merger Stock to be received by the undersigned in the Merger, and there will be placed on the certificate representing such stock, or any certificates delivered in substitution therefor, a legend stating in substance:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH RULE 145(d) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE ACT."

          (iii) Unless the transfer by the undersigned of the shares of Merger Stock is a sale made in conformity with the provisions of Rule 145(d), or is made pursuant to a registration statement under the Act, Issuer reserves the right to put an appropriate legend on the certificate issued to a transferee.

     In connection with the foregoing, Issuer agrees as follows:

          (i) For so long as and to the extent necessary to permit the undersigned to sell the shares of Merger Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Issuer shall use reasonable best efforts to file, on a timely basis, all reports required to be filed with the SEC by it pursuant to Section 13 of the Exchange Act of 1934, as amended (the "EXCHANGE ACT"), so long as it is subject to such requirement.

          (ii) Issuer agrees that the stop transfer instructions and legends referred to above shall be terminated or removed if the undersigned shall have delivered to Issuer a copy of a letter from the staff of the SEC or an opinion of counsel with recognized expertise in securities law matters, in form and substance satisfactory to Issuer, to the effect that such instructions and legends are not required for the purposes of the Act.

       The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Merger Stock and
(ii) the receipt by Issuer of this letter is an inducement and a condition to Issuer's obligations to consummate the Merger. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

       This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

       Please indicate your agreement with the foregoing by signing the acknowledgment below on the enclosed copies of this letter, and returning the same to the undersigned, whereupon this letter agreement shall become an effective agreement between Issuer and the undersigned.


                                      Very truly yours,


                                      -------------------------------------
                                      [Name]

Acknowledged and agreed as of this ____ day of ______, 2000 by:


Covad Communications Group, Inc.


By:
   -----------------------------------------
         Name:
         Title:

                                                                         ANNEX I


[Name]                                                                    [Date]

     On ________________________ , the undersigned sold the shares of common stock (the "COMMON STOCK") of Covad Communications Group, Inc. described below in the space provided for that purpose. The Common Stock sold by the undersigned was received by the undersigned in connection with the merger of BlueStar Communications Group, Inc. with Covad Acquisition Corp.

     Based upon the most recent report or statement filed by the Company with the Securities and Exchange Commission, the Common Stock sold by the undersigned was within the proscribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "ACT").

     The undersigned hereby represents that the Common Stock was sold in "brokers' transactions" within the meaning of Section 4(4) of the Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Common Stock, and that the undersigned has not made any payment in connection with the offer or sale of the Common Stock to any person other than to the broker who executed the order in respect of such sale.


                                            Very truly yours,


                [Space to be provided for number of shares of Common Stock sold]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                      APPENDIX B

                          FORM OF STOCKHOLDER AGREEMENT

     THIS STOCKHOLDER AGREEMENT (this "AGREEMENT") is entered into as of the 15th day of June, 2000 between Covad Communications Group, Inc., a Delaware corporation ("PARENT"), and the undersigned stockholder (the "STOCKHOLDER") of BlueStar Communications Group, Inc., a Delaware corporation (the "COMPANY"). Capitalized terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Merger Agreement (as defined below).


                                    RECITALS

     WHEREAS, the Company and Parent have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 15, 2000 (the "MERGER AGREEMENT"), pursuant to which Covad Acquisition Co., a Delaware corporation and a direct and wholly owned subsidiary of Parent ("MERGER SUB") will be merged with and into the Company (the "MERGER");

     WHEREAS, upon the consummation of the Merger and in connection therewith, the undersigned Stockholder will become the owner of shares of Common Stock of Parent (the "PARENT SHARES");

     WHEREAS, as a condition to the execution and delivery of the Merger Agreement, Parent requires that Stockholder execute and deliver this Stockholder Agreement containing the terms and conditions set forth herein;

     WHEREAS, in order to induce Parent to enter into the Merger Agreement, the Company has agreed to use its best efforts to solicit the proxy of certain stockholders of the Company on behalf of Parent, and to cause certain stockholders of the Company to execute and deliver stockholder agreements to Parent;

     WHEREAS, pursuant to the Merger Agreement, an Escrow Agreement attached thereto as Exhibit E (the "ESCROW AGREEMENT") shall be entered into between the Parent, an escrow agent and an agent ("STOCKHOLDERS' AGENT") of the former stockholders of the Company; and

     WHEREAS, the undersigned Stockholder understands and acknowledges that the Company, Parent and their respective stockholders are entitled to rely on (x) the truth and accuracy of the undersigned Stockholder's representations contained herein and (y) the undersigned Stockholder's performance of the obligations set forth herein.

     NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

     1. SHARE OWNERSHIP AND AGREEMENT TO RETAIN SHARES.

     1.1 TRANSFER AND ENCUMBRANCE.

     (a) Stockholder is the beneficial owner of that number of shares of Company Capital Stock set forth on the signature page hereto (the "SHARES") and, except as otherwise set forth on the signature page hereto, (A) has held such Company Capital Stock at all times since the date set forth on such signature page, and
(B) did not acquire any shares of Company Capital Stock in contemplation of the Merger. These Shares constitute the Stockholder's entire interest in the outstanding capital stock of the Company. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares of Company Capital Stock or any portion of such Shares of Company Capital Stock (except, with respect to stockholders which are (i) partnerships, partners of such stockholders, (ii) limited liability companies, the members of such stockholders and (iii) trusts, the beneficiaries of such stockholders). The Shares are and will be at all times until the Expiration Date (as defined below) free and clear of any liens, claims, options, charges or other encumbrances. The Stockholder's principal residence or place of business is set forth on the signature page hereto.

     (b) Stockholder agrees not to transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date, unless the transferee agrees in writing to be bound by the terms hereof. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the Effective Time of the Merger, and (ii) termination of the Merger Agreement.

     1.2  NEW SHARES.

     Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2.   AGREEMENT TO VOTE SHARES.

     Prior to the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution of the stockholders of the Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares in favor of approval of the Merger and any matter that could reasonably be expected to facilitate the Merger.

     3.   IRREVOCABLE PROXY.

     Stockholder has delivered to Parent a duly executed proxy in the form attached hereto as Annex A (the "PROXY") with respect to each and every meeting of stockholders of the Company prior to the Expiration Date or action or approval by written resolution of stockholders of the Company, such Proxy to cover the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by the Stockholder, the Stockholder hereby revokes any and all prior proxies given by the Stockholder with respect to the subject matter contemplated by Section 2 and agrees not to grant any subsequent proxies with respect to such subject matter until after the Expiration Date.

     4.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER.

     Stockholder hereby represents, warrants and covenants to Parent as follows:

          (a) The undersigned Stockholder will observe and comply with the Securities Act and the General Rules and Regulations thereunder, as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any offer, sale, exchange, transfer, pledge or other disposition of the Parent Shares or any part thereof.

          (b) Until the Expiration Date, the Stockholder will not (and will use such Stockholder's reasonable best efforts (subject to any fiduciary duties as an officer or director of the Company, if any) to cause the Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by such Stockholder or them, not to): (i) initiate or solicit, directly or indirectly, any proposal, plan of offer to acquire all or any substantial part of the business or properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate the Company or otherwise distribute to the Stockholders of the Company all or any substantial part of the business, properties or capital stock of the Company (each, an "ACQUISITION PROPOSAL"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish information concerning the Company's business, properties or assets to any corporation, partnership, person or other entity or group (other than Parent, or any associate, agent or representative of Parent) under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal. In the event the Stockholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, such Stockholder shall promptly inform Parent as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such Stockholder is a party or violating its fiduciary duties.

          (c) Stockholder understands that pursuant to the Merger Agreement, Parent and Stockholder's Agent shall enter into the Escrow Agreement and that Stockholder shall be bound by the provisions of the Escrow Agreement in the form attached as an exhibit to the Merger Agreement and Article IX of the Merger Agreement ("ARTICLE IX"); and as such, Stockholder agrees to appoint a Stockholder's Agent prior to the closing and further agrees to be bound by the terms of the Escrow Agreement and Article IX.

          (d) Stockholder agrees that for a period of one year after the date hereof, Stockholder will not encourage or solicit any employee of the Company as of the date of this Agreement to leave the Company (or Parent after consummation of the Merger) for any reason or to accept employment with any other company.

     As part of this restriction, Stockholder will not interview or provide any input to any third party regarding any such person during the period in question.

     5.   TAX COVENANTS.

     5.1 The Stockholder and Parent agree as follows: to the extent any payment or benefit to which such Stockholder becomes entitled in connection with the Merger is determined by Parent's independent auditors within ninety (90) days of the event that triggers an excess parachute payment to constitute an excess parachute payment under Section 280G of the Internal Revenue Code, such Stockholder shall pay to the Internal Revenue Service on or before April 15th of the year following the year in which such excess parachute payment occurred the excise tax imposed under Section 4999 of the Internal Revenue Code upon that excess parachute payment and shall provide to Parent appropriate proof of such payment. If Stockholder submits in writing at least 45 (forty-five) days prior to April 15 an excess parachute payment calculation prepared by one of the "Big Five" accounting firms, at Stockholder's expense, which indicates an excess parachute payment that is at least 5% less than the excess parachute payment determined by Parent's independent auditors, then the two accounting firms shall select a third of the "Big Five" accounting firms to make a final determination of the excess parachute payment, and such determination shall be binding on all parties. Stockholder and Parent shall share equally in the costs of the third accounting firm. Parent shall issue a Form W-2 for the amount of such excess parachute payment no later than January 31st of the year following the year in which such excess parachute payment occurred.

     6.   ADDITIONAL DOCUMENTS; PRIOR AGREEMENTS.

     Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement. Stockholder also agrees that all the shares of Parent Common Stock issued in the Merger shall be deemed to satisfy all rights pertaining to Company Capital Stock and any other rights or agreements relating thereto shall be of no further force or effect, except as expressly provided for in the Merger Agreement.

     7.   CONSENT AND WAIVER; TERMINATION OF EXISTING REGISTRATION RIGHTS
          AGREEMENT.

     Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have. Effective immediately upon the Effective Time of the Merger, any registration rights that the Stockholder may have prior to the Effective Time will be waived and terminated.

     8.   CONFIDENTIALITY.

     Stockholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Merger has been publicly disclosed by Parent.

     9.   MISCELLANEOUS.

     9.1  SEVERABILITY.

     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     9.2  BINDING EFFECT AND ASSIGNMENT.

     This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Stockholder as a stockholder of the Company only with respect to the specific matters set forth herein.

     9.3  AMENDMENT AND MODIFICATION.

     This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

     9.4  SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF.

     The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and the Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

       9.5   NOTICES.

       All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Voting Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, as follows:

          (a) If to the Stockholder, at the address set forth below the Stockholder's signature at the end hereof.

          (b)  If to Parent:

          Covad Communications Group, Inc.
          4520 Burton Drive
          Santa Clara, CA 95054
          Attention:  General Counsel
          Facsimile No.:  (408) 844-7680

          with a copy to:

          Simpson Thacher & Bartlett
          425 Lexington Avenue
          New York, NY 10017
          Attention:  John W. Carr, Esq.
          Facsimile No.: (212) 455-2502

or to such other address as any party hereto may designate for itself by notice given as herein provided.

     9.6  GOVERNING LAW.

     This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.

     9.7  ENTIRE AGREEMENT.

     This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     9.8  COUNTERPART.

     This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     9.9  EFFECT OF HEADINGS.

     The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                              STOCKHOLDER AGREEMENT

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.


COVAD COMMUNICATIONS GROUP, INC.           STOCKHOLDER

By:
   ---------------------------------       -------------------------------------
                                           (Signature)

Name:
     -------------------------------       -------------------------------------
                                           (Print Name)

Title:
      ------------------------------       -------------------------------------
                                           (Print Address)

                                           -------------------------------------
                                           (Print Address)

                                           -------------------------------------
                                           (Print Telephone Number)

                                           ------------------------------------
                                           (Social Security or Tax I.D. Number)

Total Number of Shares of Company Capital Stock owned on the date hereof:

Class A Preferred Stock:
                        -----------------------------------

Class B Preferred Stock:
                        -----------------------------------

Class C Preferred Stock:
                        -----------------------------------

Company Common Stock:
                     --------------------------------------

State of Residence:
                   ----------------------------------------












                    [SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

                              STOCKHOLDER AGREEMENT

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.


COVAD COMMUNICATIONS GROUP, INC.       STOCKHOLDER

By:                                    /s/ ROBERT E. DUPUIS
   -------------------------------     -----------------------------------
                                       (Signature)

Name:                                  ROBERT E. DUPUIS
     -----------------------------     -----------------------------------
                                       (Print Name)

Title:
      ----------------------------     -----------------------------------
                                       (Print Address)

                                       -----------------------------------
                                       (Print Address)

                                       -----------------------------------
                                       (Print Telephone Number)

                                       -----------------------------------
                                       (Social Security or Tax I.D. Number)

Total Number of Shares of Company Capital Stock owned on the date hereof:


Class A Preferred Stock:
                        ----------------------------------------------

Class B Preferred Stock:
                        ----------------------------------------------

Class C Preferred Stock:
                        ----------------------------------------------

Company Common Stock:              1,000,000
                     -------------------------------------------------

State of Residence:
                   ---------------------------------------------------














                    [SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

                              STOCKHOLDER AGREEMENT

       IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.


COVAD COMMUNICATIONS GROUP, INC.    STOCKHOLDER

By:                                 /s/ LARRY GRAFSTEIN
   -----------------------------    --------------------------------------------
                                    (Signature)

Name:                               LAURENCE GRAFSTEIN, MANAGING DIRECTOR
     ---------------------------    --------------------------------------------
                                    (Print Name)

Title:
      --------------------------    --------------------------------------------
                                    (Print Address)

                                     -------------------------------------------
                                    (Print Address)

                                    --------------------------------------------
                                    (Print Telephone Number)

                                    --------------------------------------------
                                    (Social Security or Tax I.D. Number)


Total Number of Shares of Company Capital Stock owned on the date hereof:


Class A Preferred Stock:
                        ----------------------------------------------

Class B Preferred Stock:           2,629,272
                        ----------------------------------------------

Class C Preferred Stock:
                        ----------------------------------------------

Company Common Stock:
                     -------------------------------------------------

State of Residence:
                   ---------------------------------------------------












                    [SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

                              STOCKHOLDER AGREEMENT

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

COVAD COMMUNICATIONS GROUP, INC.         STOCKHOLDER

By:                                      /s/ STEVEN F. FOSTER
   ------------------------------        ------------------------------------
                                         (Signature)

Name:                                     CROSSPOINT VENTURE PARTNERS LS 1997
     ----------------------------        ------------------------------------
                                         (Print Name)


Title:                                   ------------------------------------
      ---------------------------        (Print Address)


                                         ------------------------------------
                                         (Print Address)


                                         ------------------------------------
                                         (Print Telephone Number)


                                         ------------------------------------
                                         (Social Security or Tax I.D. Number)


Total Number of Shares of Company Capital Stock owned on the date hereof:


Class A Preferred Stock:       11,020,410
                        -------------------------------------------------

Class B Preferred Stock:        1,552,273
                        -------------------------------------------------

Class C Preferred Stock:
                        -------------------------------------------------

Company Common Stock:
                        -------------------------------------------------

State of Residence:
                        -------------------------------------------------

                    [SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

                              STOCKHOLDER AGREEMENT

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

COVAD COMMUNICATIONS GROUP, INC.            STOCKHOLDER

By:                                         /s/ FREDJOSEPH GOLDNER
   ---------------------------------        -----------------------------------
                                            (Signature)

Name:                                       FREDJOSEPH GOLDNER
     -------------------------------        -----------------------------------
                                            (Print Name)

Title: -----------------------------        -----------------------------------
                                            (Print Address)

                                            -----------------------------------
                                            (Print Address)

                                            -----------------------------------
                                            (Print Telephone Number)

                                            -----------------------------------
                                            (Social Security or Tax I.D. Number)

Total Number of Shares of Company Capital Stock owned on the date hereof:


Class A Preferred Stock:  ---------------------------------

Class B Preferred Stock:  ---------------------------------

Class C Preferred Stock:  ---------------------------------

Company Common Stock:       3,026,978
                     --------------------------------------

State of Residence:   -------------------------------------


                    [SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

                        ANNEX A TO STOCKHOLDER AGREEMENT
                                IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                       BLUESTAR COMMUNICATIONS GROUP, INC.

     Capitalized terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Merger Agreement (as defined below).

     The undersigned stockholder of BlueStar Communications Group, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by Delaware Law) appoints the members of the Board of Directors of Covad Communications Group, Inc., a Delaware corporation ("PARENT"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent that the undersigned is entitled to do so) with respect to all the shares of capital stock of the Company that now are or hereafter may be owned of record by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Irrevocable Proxy is irrevocable (to the extent permitted by Delaware
Law), is coupled with an interest, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization between the Company and Parent (the "MERGER AGREEMENT"), which agreement provides for the merger of Covad Acquisition Corporation, a Delaware corporation and a direct and wholly owned subsidiary of Parent ("MERGER SUB") with and into the Company (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

     The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Delaware Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: (a) in favor of approval of the Merger and the Merger Agreement and (b) in favor of any matter that could reasonably be expected to facilitate the Merger.

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     The Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: ____________, 2000


                                _______________________________________
                                (Signature of Stockholder)

                                _______________________________________
                                (Print Name of Stockholder)

                                _______________________________________

                                Shares owned of record:

                                ______shares of Class A Preferred Stock

                                ______shares of Class B Preferred Stock

                                ______shares of Class C Preferred Stock

                                ______shares of Common Stock




                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                      APPENDIX C

                       FORM OF STOCK RESTRICTION AGREEMENT

       AGREEMENT dated as of ______________________ , among Covad Communications Group, Inc. a Delaware corporation ("PARENT") and the parties listed on Schedule A hereto (collectively, the "STOCKHOLDERS").

                                   BACKGROUND

       WHEREAS, Parent, Covad Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("MERGER SUB") and BlueStar Communications Group, Inc., a Delaware corporation (the "Company") have entered into an Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT"), dated as of June 15, 2000, pursuant to which Merger Sub will be merged into the Company and shares of capital stock of the Company will be converted into the right to receive shares of the Common Stock, par value $0.001 per share, of Parent ("PARENT COMMON STOCK");

       WHEREAS, pursuant to the Merger Agreement Parent has agreed to assume certain options to purchase shares in the Company ("COMPANY OPTIONS");

       WHEREAS, Parent and the Stockholders desire to establish in this Agreement certain terms and conditions concerning, among other things, the disposition of Parent Common Stock.

       In consideration of the mutual covenants and agreements herein contained, the parties to this Agreement hereby agree as follows:

                                    AGREEMENT

                    ARTICLE 1: REPRESENTATIONS AND WARRANTIES

1.1    REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS.

       Each Stockholder, severally and not jointly, represents and warrants to Parent and Merger Sub as follows:

       (1)   AUTHORITY; ENFORCEABILITY.

       Such Stockholder has the legal capacity (in the case of Stockholders that are natural persons) and all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable against it in accordance with its terms.

       (2)   NO CONFLICTS.

       Except for filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the "HSR ACT"), the applicable requirements of the Securities Act and the Exchange Act, and the applicable requirements of state securities, blue sky or takeover or other corporate laws, (A) no filing with, and no permit, authorization, consent or approval of, any court, administrative agency or commission or other governmental authority or instrumentality or any other person is necessary for the execution of this Agreement by such Stockholder and the consummation by it of the transactions contemplated hereby, and (B) the execution and delivery of this Agreement by such Stockholder, the consummation of the transactions contemplated hereby and compliance with the terms hereof by such Stockholder will not conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by-laws or analogous documents of such Stockholder (if the Stockholder is not a natural person) or any other agreement to which such Stockholder is a party, including any voting agreement, Stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license, or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to its property or assets.

       (3)   OWNERSHIP, ETC. OF SHARES.

       Such Stockholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder's name under the Column "Owned Shares" on Schedule A (collectively, the "OWNED Shares"). Such Stockholder has good and marketable title to its Owned Shares, free and clear of any encumbrances, agreements, adverse claims, liens or other arrangements with respect to the ownership of or the right to vote or dispose of its Owned Shares (other than under this Agreement). On the date hereof, the Owned Shares constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Stockholder. Such Stockholder does not have record or beneficial ownership of any Shares not set forth on Schedule A, as applicable. Such Stockholder has sole power of disposition with respect to all of its Owned Shares and sole voting power with respect to the matters set forth in Section 1.1(a) and sole power to demand dissenter's or appraisal rights, in each case with respect to all of its Owned Shares, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. None of such Owned Shares is subject to any voting trust, stockholders agreement or other agreement, arrangement or restriction with respect to the voting or transfer of any of the Owned Shares, except as contemplated by this Agreement and the Merger Agreement.

                        ARTICLE 2: TRANSFER RESTRICTIONS

2.1    TRANSFER RESTRICTIONS.

       (a) Each Stockholder hereby agrees during the Restricted Period (as herein defined) not to (i) directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, "TRANSFER"), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of its Restricted Securities (as herein defined) to any person other than pursuant to the terms of the Merger Agreement or this Agreement, (ii) enter into any voting arrangement or understanding other than under this Agreement or pursuant to the Merger Agreement, whether by proxy, voting agreement or otherwise, with respect to any of its Restricted Securities, or
(iii) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or impeding such Stockholder from performing any of its obligations under this Agreement.

       (b) For the purposes of this Section 2.1, (i) the "RESTRICTED PERIOD" shall mean (x) for those persons listed on Schedule B hereto, a period of 12 months from the Effective Time, or (y) for all other Stockholders, a period of six months from the Effective Time, PROVIDED that the Restricted Period shall terminate upon any Change in Control; (ii) "RESTRICTED SECURITIES" shall include
(w) each Owned Share, (x) each share of Parent Common Stock into which such Owned Shares may be converted pursuant to the Merger Agreement, (y) each Company Option, and (z) each share of Parent Common Stock obtained on the exercise of a Company Option, held by the Stockholder (each, an "OPTION SHARE").

2.2    LEGEND.

       If, at any time prior to the termination of this Agreement, shares of Parent Common Stock are issued in certificate form to Stockholders in respect of Restricted Securities or, if applicable, issued upon the exercise of the Accelerated Portion (as defined below) of Company Options, then each certificate representing such securities shall bear the following legend on the face thereof:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCK RESTRICTION AGREEMENT DATED AS OF _____________________ , 2000 AMONG COVAD COMMUNICATIONS GROUP, INC. AND THE LISTED STOCKHOLDERS THEREIN, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF COVAD COMMUNICATIONS GROUP, INC. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCK RESTRICTION AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCK RESTRICTION AGREEMENT."

                               ARTICLE 3: OPTIONS

3.1 PARENT'S OPTION TO REPURCHASE SHARES AND OPTIONS OF MANAGEMENT STOCKHOLDER.

     (a) If, during the term of this Agreement, (x) Parent, the Company or the Surviving Corporation, or any of their subsidiaries, as applicable, terminate an Employee's (as herein defined) employment for Misconduct (as herein defined), or
(y) an Employee voluntarily terminates his or her employment for any reason, then Parent (or its designated assignee) shall have the right, for a period of 90 days after termination of the Employee's employment, to purchase:

          (i) all or any portion of the Accelerated Options (as hereinafter defined), at a purchase price equal to $0.01 for each share of Parent Common Stock subject to the Accelerated Options; and

          (ii) all or any portion of the Accelerated Option Shares (as hereinafter defined) then held by the Employee, at a per share purchase price equal to the per share purchase price paid by the Employee upon exercise of the applicable Accelerated Option.

     (b) The completion of the purchases pursuant to this Article 3 shall take place at the principal office of Parent on the tenth business day after the giving of notice.

     (c) In determining the purchase price, appropriate adjustments shall be made for any share dividends, splits, combinations, recapitalizations or any other adjustment in the number of outstanding Parent Common Stock shares in order to maintain, as nearly as practicable, the intended operation of the provisions of this Article 3.

     (d) Notwithstanding anything in Section 3.1(a) to the contrary, if there exists and is continuing a default or an event of default on the part of Parent under any loan, guarantee or other agreement under which Parent has borrowed money or if the repurchase referred to in Section 3.1(a) would result in a default or an event of default on the part of Parent under any such agreement or if a repurchase would not be permitted under the Delaware General Corporation Law (the "DGCL") or would otherwise violate the DGCL (or if Parent reincorporates in another state, the business corporation law of such state) (each such occurrence being an "EVENT"), Parent shall not be obligated to repurchase any of the Accelerated Portion from the Employee, until the first business day which is 10 calendar days after all of the foregoing Events have ceased to exist; PROVIDED, HOWEVER, that (i) the number of shares of Stock subject to repurchase under this Section 3.1(c) shall be that number of Accelerated Option Shares, and (ii) in the case of a repurchase pursuant to
Section 3.1(a)(i), the number of Accelerated Options shall be the number of Accelerated Options, specified in the notice given by Parent to the Employee of its intent to exercise its rights pursuant to Section 3.1(a) (the "NOTICE"), and held by the Employee, at the time of delivery of such Notice. All Accelerated Options exercisable as of the date Parent provides the Notice shall continue to be exercisable until the repurchase of such Options pursuant to such Notice, provided that to the extent any Accelerated Options are exercised after the date of such Notice, the number of Accelerated Option Shares, for purposes of calculating the purchase price pursuant to Section 3.1(a)(ii) shall be reduced accordingly.

3.2 VESTING OF OPTIONS OR RELEASE OF SHARES NOT ACCELERATED DUE TO DISMISSAL FOR MISCONDUCT OR VOLUNTARY DEPARTURE.

     If, during the term of this Agreement, (x) Parent, the Company or the Surviving Corporation (as applicable) terminates an Employee for Misconduct (as herein defined), or (y) an Employee voluntarily terminates his or her employment for any reason, (i) there shall be no accelerated vesting of any of that Employee's Company Options, notwithstanding any other option or employment agreement or stock option plan which would otherwise entitle the Employee to such accelerated vesting, and each Employee hereby waives any right to any such acceleration in any such circumstances, and (ii) there shall be no accelerated release of, or release from repurchase rights in respect of, any of that Employee's Parent Common Stock or any other equity of the Company or the Surviving Corporation or any of their subsidiaries held by the Employee, pursuant to any stock purchase or employment agreement or Company Stock Plan which would otherwise entitle the Employee to such an accelerated release, and each Employee hereby waives any right to any such acceleration in any such circumstances.

3.3  TERMINATION ON CHANGE IN CONTROL.

     Sections 3.1 and 3.2 shall terminate in the event of a Change in Control.

3.4  DEFINITIONS.

     For the purposes of this Article 3,

     "ACCELERATED OPTIONS" shall mean, with respect to any Company Option, the portion of such Option that shall have become exercisable, as of the Effective Date, as a result of the consummation of the Merger pursuant to the terms of the Company Stock Plan, but which, as of the date Parent exercises its rights pursuant to Section 3.1 of this Agreement, the Management Stockholder has not yet exercised.

     "ACCELERATED OPTION SHARES" shall mean any Option Shares acquired by the Management Stockholder pursuant to the exercise of an Accelerated Option.

     "ACCELERATED PORTION" shall mean, collectively, the Accelerated Options and the Accelerated Option Shares.

     "MANAGEMENT STOCKHOLDER" shall mean each of the persons designated as such in Schedule B hereto who are also listed on Schedule A hereto.

     "MISCONDUCT" shall mean, with respect to any Stockholder who is an employee of Parent, the Company or the Surviving Corporation (each, an "EMPLOYEE"), (i) the commission of any act of fraud, embezzlement or dishonesty by the Employee,
(ii) any unauthorized use or disclosure by such person of confidential information or trade secrets of Parent, the Company or the Surviving Corporation (or any parent or subsidiary thereof), (iii) any intentional wrongdoing by such person, whether by omission or commission, which adversely affects the business or affairs of Parent, the Company or the Surviving Corporation (or any parent or subsidiary thereof) in a material manner, or (iv) the failure of the Employee to substantially perform his or her duties and responsibilities, after Notice and the Cure Period, in the good faith determination of the Employee's Supervisor. Reasons for such termination shall be set forth in the Termination Notice. For purposes of this definition, "NOTICE" shall mean thirty (30) days' prior written notice to the Employee from the Employee's Supervisor of such Supervisor's determination of the Employee's failure to substantially perform his or her duties, specifying the basis for such determination and the particulars thereof, "CURE PERIOD" means the thirty (30) day period immediately following the date the Employee receives the Notice, during which time the Employee shall have the opportunity to cure or otherwise resolve the behavior in question, "SUPERVISOR" means the person or committee directly responsible, pursuant to the Corporation's rules, by-laws, policies, practices and/or procedures, for supervising, providing orders and directions to the Employee, and for making all related decisions regarding the termination of the employment of the Employee, and "TERMINATION NOTICE" shall mean written notice, delivered to the Employee following the Cure Period, which sets forth the basis on which the Supervisor is, in his, her or its good faith determination, terminating the employment of the Employee. The foregoing shall not in any way limit the grounds for the dismissal or discharge of any person in the service of Parent, the Company or the Surviving Corporation (or any parent or subsidiary thereof).

                              ARTICLE 4: COVENANTS

4.1  FURTHER ASSURANCES.

     Each of the parties hereto agrees that it will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as any of the other parties to this Agreement may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

                            ARTICLE 5: MISCELLANEOUS

5.1  ASSIGNMENT.

     Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

5.2  TERMINATION.

     This Agreement will terminate, and no party hereto shall have any rights or obligations hereunder, upon the first to occur of (a) the first anniversary of the Effective Time of the Merger, or (b) the termination of the Merger Agreement in accordance with its terms.

5.3  ENTIRE AGREEMENT.

     This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, including any written or oral agreement or understanding, among or between the parties with respect to the subject matter hereof.

5.4  AMENDMENTS.

     This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto whose rights or obligations are affected by such amendment. Without limiting the generality of the foregoing, this Agreement may be amended to add to or subtract from the list of Stockholders and/or to modify the treatment of Stockholders' holdings as set forth on Schedule A, and such amendment need only be executed by Parent and those Stockholders who are being added to or subtracted from the list of Stockholders or the treatment of whose holdings is being modified as set forth on Schedule A.

5.5  NOTICES.

     All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Parent or Merger Sub:

          Covad Communications Group, Inc.
          4520 Burton Drive
          Santa Clara, CA 95054
          Attention: General Counsel
          Facsimile: (408) 987

          with a copy to:

          Simpson Thacher & Bartlett
          425 Lexington Avenue
          New York, New York 10017
          Attention: John W. Carr, Esq.
          Facsimile: (212) 455-2502

     if to the Company:

          BlueStar Communications Group, Inc.
          41 Union Street, Suite 900
          Nashville, TN 37219
          Attention: Robert E. Dupuis
          Facsimile: (615) 346 - 3875

          with a copy to:

          Brobeck, Phleger & Harrison LLP
          301 Congress Avenue, Suite 1200
          Austin, Texas 78701
          Attention: Carmelo M. Gordian, Esq.
          Facsimile: (512) 477-5813
     if to the Stockholders:

          c/o BlueStar Communications Group, Inc.
          BlueStar Communications Group, Inc.
          41 Union Street, Suite 900
          Nashville, TN 37219
          Attention: Robert E. Dupuis
          Facsimile: (615) 346-3875

          with a copy to:

          Brobeck, Phleger & Harrison LLP
          301 Congress Avenue, Suite 1200
          Austin, Texas 78701
          Attention: Carmelo M. Gordian, Esq.
          Facsimile: (512) 477-5813

5.6 INTERPRETATION.

     (a) When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     (b) Unless otherwise defined, all capitalized terms used herein are to be interpreted as defined in the Merger Agreement.

5.7 COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

5.8 GOVERNING LAW

     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

5.9 ENFORCEMENT.

     The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which it may be entitled, at law or in equity, the parties shall be entitled to the remedy of specific performance of the covenants and agreements contained herein and injunctive and other equitable relief.

5.10 NO TERMINATION OR CLOSURE OF TRUSTS.

     Unless, in connection therewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the termination of this Agreement.

5.11 PARTIES IN INTEREST.

     This Agreement shall be binding upon and inure solely to the benefit of each party hereto. Except as provided in the preceding sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies or any nature whatsoever under or by reason of this Agreement.

5.12 DESCRIPTIVE HEADINGS.

     The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.13 SEVERABILITY.

     Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

5.14 DEFINITIONS; CONSTRUCTION.

     For purposes of this Agreement:

     (1) "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

          (b) "CHANGE IN CONTROL," shall mean any of the following: (i) a merger, consolidation or other business combination or transaction to which Parent is a party if the stockholders of Parent immediately prior to the effective date of such merger, consolidation or other business combination or transaction, as a result of such merger, consolidation or other business combination or transaction, do not have Beneficial Ownership of voting securities representing 50% or more of the total current voting power of the resulting corporation (or its parent corporation) following such merger, consolidation or other business combination or transaction; (ii) an acquisition by any Person of Beneficial Ownership of voting stock of Parent representing 50% or more of the total current voting power of Parent; (iii) a sale of all or substantially all the consolidated assets of Parent to any Person or Persons (other than Parent or its subsidiaries); or (iv) a liquidation or dissolution of Parent.

          (c) "PERSON" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

          (e) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "RESTRICTED SECURITIES" shall be deemed to refer to and include the restricted Securities as well as all such stock dividends and distributions and any shares into which or for which any or all of the shares may be changed or exchanged.

5.15 STOCKHOLDER CAPACITY.

          Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his capacity as such a director, and the agreements set forth herein shall in no way restrict any director in the exercise of his fiduciary duties as a director of the Company. Each Stockholder has executed this Agreement solely in his capacity as the record or beneficial holder of such Stockholder's Owned Shares and/or Company Options or as the trustee of a trust whose beneficiaries are the beneficial owners of such Stockholder's Owned Shares and/or Company Options.

          IN WITNESS WHEREOF, Parent and the Stockholders listed below have caused this Agreement to be duly executed, as of the date first written above.

                                                     STOCK RESTRICTION AGREEMENT

                  SIGNATURE PAGE TO STOCK RESTRICTION AGREEMENT



                                            COVAD COMMUNICATIONS GROUP, INC.


                                            By:
                                                  --------------------------
                                            Name:
                                            Title:


AGREED AND ACCEPTED AS OF
THE DATE FIRST SET FORTH ABOVE


By:
    ------------------------------------
Name:
Total Number of Owned Shares:

                            SCHEDULE A: STOCKHOLDERS

NAME OF                                                                             TOTAL NUMBER
STOCKHOLDER                                                                        OF OWNED SHARES
-------------                                                                      ----------------









   Total........................................................................
                                                                                   ----------------

                       SCHEDULE B: MANAGEMENT STOCKHOLDERS




NAME OF STOCKHOLDER                                      NAME OF STOCKHOLDER
--------------------                                     --------------------

                                                                      APPENDIX D

                            FORM OF ESCROW AGREEMENT

     THIS ESCROW AGREEMENT is made as of _____, 2000, by and among ____________ ("ESCROW AGENT"), Covad Communications Group, Inc., a Delaware corporation ("PARENT"), and Christopher Lord as agent ("STOCKHOLDERS' AGENT") of the former stockholders of BlueStar Communications Group, Inc., a Delaware corporation (the "COMPANY"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement (as defined below).

                                   WITNESSETH

     WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT"), dated as of June 15, 2000, providing for the merger of Covad Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("MERGER SUB"), with and into the Company (the "MERGER"); and

     WHEREAS, pursuant to Article IX of the Merger Agreement, a copy of which is attached hereto as Annex A ("ARTICLE IX"), an escrow fund (the "ESCROW FUND") will be established to compensate Parent for certain Damages (as defined in Article IX) arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by the Company in the Merger Agreement, the Company Disclosure Schedules or any exhibit or schedule to the Merger Agreement; and

     WHEREAS, the Stockholders' Agent has been constituted as agent for and on behalf of the former stockholders of the Company (individually a "STOCKHOLDER" and collectively the "STOCKHOLDERS") to undertake certain obligations specified in Article IX;

     WHEREAS, the Merger Agreement provides for an Escrow Fund of 800,000 shares (which number shall be adjusted in the manner as provided for in Section 2.2(b) of the Merger Agreement), such escrow to be held by the Escrow Agent; and

     WHEREAS, pursuant to the Merger Agreement, an earn-out escrow fund (the "EARN-OUT FUND") will be established to hold certain Additional Shares (as defined in the Merger Agreement) until their distribution in accordance with
Section 2.7 of the Merger Agreement, including the distribution of a portion of such Additional Shares into the Escrow Fund;

     WHEREAS, the parties hereto desire to set forth further terms and conditions in addition to those set forth in Article IX relating to the operation of the Escrow Fund and the Earn-Out Fund.

     NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, and intending to be legally bound, hereby agree as follows:

     1. ESCROW AND ESCROW SHARES.

     Pursuant to Article IX, Parent shall deposit in escrow with the Escrow Agent, as escrow agent, within five (5) business days of the Effective Time (as defined in the Merger Agreement) of the Merger, a stock certificate or certificates representing 800,000 shares (which number shall be adjusted in the manner as provided for in Section 2.2(b) of the Merger Agreement) (the "ESCROW SHARES") which shall be registered in the name of the Escrow Agent as nominee for the beneficial owners of such shares and constitute the Escrow Fund. The Escrow Shares shall be held and distributed by the Escrow Agent in accordance with the terms and conditions of Article IX and this Agreement. The number of Escrow Shares beneficially owned by each Stockholder, the percentage interest of each Stockholder in the Escrow Fund, the address of each Stockholder and the taxpayer identification of each stockholder are set forth in Annex B attached hereto, as amended from time to time.

     2. EARN-OUT ESCROW SHARES.

     Pursuant to Section 2.7, Parent shall deposit in escrow with the Escrow Agent, as escrow agent, within five (5) business days of the Effective Time (as defined in the Merger Agreement) of the Merger, a stock certificate or certificates representing 5,000,000 shares (which number shall be adjusted in the manner as provided for in Section 2.2(b) of the Merger Agreement) (the "EARN-OUT ESCROW SHARES") which shall represent the Additional

Shares issued pursuant to the Merger Agreement, be registered in the name of the Escrow Agent as nominee for Parent and constitute the Earn-Out Fund. The Earn-Out Escrow Shares shall be held until the Earn-Out Distribution Date and thereupon distributed by the Escrow Agent in accordance with the terms and conditions of the Merger Agreement and this Agreement.

     3. RIGHTS AND OBLIGATIONS OF THE PARTIES.

     The Escrow Agent shall be entitled to such rights and shall perform such duties of the escrow agent as set forth herein and in Article IX (collectively, the "DUTIES") in relation to each Fund in accordance with the terms and conditions of this Agreement, Article IX and the Earn-Out Provisions. Parent, the Company and the Stockholders' Agent shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in Article IX and the Earn-Out Provisions, in accordance with the terms hereof and thereof. In the event that the terms of this Agreement conflict in any way with the provisions of Article IX or the Earn-Out Provisions, Article IX or the Earn-Out Provisions, as the case may be, shall control.

     4. ESCROW PERIOD.

     The Escrow Period for the Escrow Fund shall terminate on the one-year anniversary of the Effective Time; PROVIDED, HOWEVER, that a portion of the Escrow Shares, which (as set forth in a Certificate of Parent) are necessary to satisfy any unsatisfied claims specified in any Officer's Certificate delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period, shall remain in the Escrow Fund until such claims have been resolved, and PROVIDED that if there is any pending claim against the Escrow Fund pursuant to Section
9.5 at the Earn Out Distribution Date, a number of shares from the Earn-Out Fund of adequate value (in combination with any amount remaining in the Escrow Fund) to satisfy all such pending claims, to a maximum of ten percent (10%) of the Earn-Out Shares, shall be deposited into the Escrow Fund with the Escrow Agent and made available for the satisfaction of any such claim until all such claims are finally satisfied or resolved.

     5. DUTIES OF ESCROW AGENT IN RELATION TO ESCROW FUND.

     In addition to the Duties set forth in Article IX, the Duties of the Escrow Agent in relation to the Escrow Fund shall include the following:

          (a) The Escrow Agent shall hold and safeguard the Escrow Shares during the Escrow Period, shall treat such Escrow Fund as a trust fund in accordance with the terms of this Agreement and Article IX and not as the property of Parent, and shall hold and dispose of the Escrow Shares only in accordance with the terms hereof.

          (b) The Escrow Shares shall be voted by the Escrow Agent in accordance with the instructions received by the Escrow Agent from the beneficial owners of such shares. In the absence of such instructions, the Escrow Agent shall be under no obligation to vote such shares. The Escrow Agent need not forward proxy information, annual or other reports or other information received from Parent with respect to the Escrow Shares.

          (c) Promptly following termination of the Escrow Period as set forth in Section 3 hereof, the Escrow Agent (i) shall deposit with the Parent's stock transfer agent (which is currently Boston EquiServe L.P.) the number of Escrow Shares and other property in the Escrow Fund in excess of the amount of such Escrow Shares or other property (as set forth in a certificate of the Parent) as being sufficient to satisfy any unsatisfied claims specified in any Officer's Certificate theretofore delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period and (ii) shall cause such transfer agent to transfer such Escrow Shares and other property to the Stockholders. As soon as all those claims referenced in clause (i) above have been resolved, the Escrow Agent shall cause such transfer agent to deliver to such Stockholders all of the Escrow Shares and other property remaining in the Escrow Fund and not required to satisfy such claims and expenses. Each Stockholder shall receive that number of Escrow Shares equivalent to such Stockholder's percentage interest in the Escrow Fund as set forth in Annex A hereto, as amended from time to time.

          (d) Pursuant to Section 9.5(b) of the Merger Agreement, for the purpose of compensating Parent for its Damages pursuant to this Agreement, the Parent Common Stock in the Escrow Fund shall be valued based on the average closing price for Parent Common Stock for the 20 trading days immediately prior to the date that an indemnification claim is made (the "PARENT STOCK PRICE"). Parent shall set forth the Parent Stock Price in a Certificate delivered to the Escrow Agent. If the value to be distributed to Parent (or to any Stockholder upon a termination of the escrow) is not evenly divisible by the Parent Stock Price, the Escrow Agent shall round down the number of shares to be distributed to the next highest number of shares and shall cause the transfer agent of the Escrow Shares to distribute that number. In lieu of the fractional interest not distributed, Parent shall furnish to the Escrow Agent, and the Escrow Agent (or such stock transfer agent) in turn will distribute to Parent (or to any stockholder), cash equal to such fractional interest times the Parent Stock Price. Parent shall be deemed to have purchased such fractional interests with respect to which it has furnished funds to the Escrow Agent. Accordingly, the Escrow Agent, upon receipt of such funds, shall deliver the corresponding number of shares to Parent. In all events, Parent shall so purchase only a whole number of shares. Any cash so received from Parent and not so immediately distributed by the Escrow Agent shall be retained by the Escrow Agent as part of the Escrow Fund, but need not be invested.

     6. DUTIES OF ESCROW AGENT IN RELATION TO EARN-OUT FUND.

     In addition to the Duties set forth in Article IX, the Duties of the Escrow Agent in relation to the Earn-Out Fund shall include the following:

          (a) The Escrow Agent shall hold and safeguard the Earn-Out Escrow Shares until distributed pursuant to the Merger Agreement, shall treat such Earn-Out Fund as a trust fund in accordance with the terms of this Agreement and Article IX with Parent as the beneficial owner, and shall hold and dispose of the Earn-Out Escrow Shares only in accordance with the terms hereof.

          (b) The Earn-Out Escrow Shares shall be voted by the Escrow Agent in accordance with the instructions received by the Escrow Agent from Parent. In the absence of such instructions, the Escrow Agent shall be under no obligation to vote such shares.

          (c) At the Earn-Out Distribution Date, the Escrow Agent (i) shall deposit with the Parent's stock transfer agent (which is currently Boston EquiServe L.P.) the number of Earn-Out Shares calculated according to the Earn-Out Provisions, less any shares to be deposited in the Escrow Fund to satisfy pending claims specified in any Officer's Certificate theretofore delivered to the Escrow Agent prior to the termination of the Escrow Period, (ii) shall cause such transfer agent to transfer such Earn-Out Shares to the Stockholders, (iii) shall transfer to the Escrow Fund the shares reserved against pending claims pursuant to the Earn-Out Provisions, and (iv) return to Parent any remaining shares or property in the Earn-Out Fund. Each Stockholder shall receive that number of Earn-Out Shares calculated in accordance with Exhibit C of the Merger Agreement and certified to the Escrow Agent by the Chief Financial Officer of Parent.

     7. DISTRIBUTION.

     Any cash dividends, dividends payable in securities or other distributions of any kind (but excluding any shares of Parent capital stock received upon a stock split or stock dividend) shall be promptly distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates, by check mailed via first class mail, to the Stockholders at their addresses, and in the percentage interests, set forth in Annex A. Any shares of Parent Common Stock received by the Escrow Agent upon a stock split made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part thereof. Any provision hereof or of Article IX or the Earn-Out Provisions shall be adjusted to appropriately reflect any stock split or reverse stock split.

     8. EXCULPATORY PROVISIONS.

          (a) The Escrow Agent shall be obligated only for the performance of such Duties as are specifically set forth herein and in Article IX and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for forgeries or false impersonations. The Escrow Agent shall not be liable for any act done or omitted hereunder as escrow agent except for gross negligence or willful misconduct. The Escrow Agent shall, in no case or event be liable for any representations or warranties of the Company or Parent or for punitive, incidental or consequential damages. Any act done or omitted pursuant to the advice or opinion of counsel shall be conclusive evidence of the good faith of the Escrow Agent.

          (b) The Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or rulings of any arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court or such ruling of any arbitrator, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, decree or arbitrators' ruling being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

          (c) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for thereunder,

          (d) The Escrow Agent shall not be liable for the outlawing of any rights under any statute of limitations with respect to the Agreement or any documents deposited with the Escrow Agent.

     9. ALTERATION OF DUTIES.

     The Duties may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

     10. RESIGNATION AND REMOVAL OF THE ESCROW AGENT.

     The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty (30) days' prior written notice to each of Parent and the Stockholders' Agent. Such resignation shall be effective thirty
(30) days following the date such notice is given. In addition, Parent and the Stockholders' Agent may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument executed by Parent and the Stockholders' Agent (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or of the State of New York having (or if such bank or trust company is a member of a bank company, its bank holding company has) a combined capital and surplus of not less than $50,000,000, shall be appointed by the Stockholders' Agent with the approval of Parent, which approval shall not be unreasonably withheld. Any such successor escrow agent shall deliver to Parent and the Stockholders' Agent a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the escrow agent hereunder and shall be entitled to receive the Escrow Fund and the Earn-Out Fund.

     11. FURTHER INSTRUMENTS.

     If the Escrow Agent reasonably requires other or further instruments in connection with performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

     12. DUTIES.

     It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed to act in accordance with, and in reliance upon, the terms hereof and of Article IX.

     13. ESCROW FEES AND EXPENSES.

     Parent shall pay the Escrow Agent such fees, as are established by the Fee Schedule attached hereto as Annex C.

     14. STOCKHOLDER'S AGENT EXPENSES.

     Upon the termination of the Escrow Period in accordance with Section 3 hereof and in the event the Stockholder's Agent incurs any expenses (including fees) in connection with his duties pursuant to this Agreement and the Merger Agreement, to the extent any proceeds remain in the Escrow Fund upon distributions, if any, to Parent required hereunder, upon delivery of a certificate to the Escrow Agent by the Stockholder's Agent detailing such expenses, the Escrow Agent shall distribute that number of Escrow Shares as being sufficient to satisfy such expenses.

     15. INDEMNIFICATION.

     In consideration of the Escrow Agent's acceptance of this appointment, the Escrow Agent shall be indemnified and held harmless by Parent, as to any liability incurred by the Escrow Agent to any person, firm or corporation by reason of its having accepted such appointment or in carrying out the terms hereof and of Article IX, and to reimburse it for all its costs and expenses, including, among other things, counsel fees and expenses, reasonably incurred by reason of any matter as to which an indemnity is paid; provided, however, that no indemnity shall be paid in case of the Escrow Agent's negligence, willful misconduct or breach of this Agreement.

     16. GENERAL.

          (a) Any notice given hereunder shall be in writing and shall be deemed effective upon the earlier of personal delivery or the third day after mailing by certified or registered mail, postage prepaid as follows:

     To Parent:

             Covad Communications Group, Inc.
             4520 Burton Drive
             Santa Clara, CA 95054
             Attention:  General Counsel
             Facsimile No.:  (408) 844-7680

     With a copy to:

             Simpson Thacher & Bartlett
             425 Lexington Avenue
             New York, NY 10017
             Attention:  John W. Carr, Esq.
             Facsimile No.: (212) 455-2502

     To Stockholders' Agent:
             ---------------------------------
             ---------------------------------
             ---------------------------------

     With a copy to:
             ---------------------------------
             ---------------------------------
             ---------------------------------

     To the Escrow Agent:
             ---------------------------------
             ---------------------------------
             ---------------------------------

     or to such other address as any party may have furnished in writing to the other parties in the manner provided above. Any notice addressed to the Escrow Agent shall be effective only upon receipt.

          (b) The Officer's Certificate as defined in Article IX may be signed by the President, Vice President or Chief Financial Officer of Parent.

          (c) The captions in this Escrow Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Escrow Agreement.

          (d) This Escrow Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement.

          (e) No party may, without the prior express written consent of each other party, assign this Escrow Agreement in whole or in part. This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

          (f) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed in the State of New York. The parties to this Escrow Agreement hereby agree to submit to personal jurisdiction in the State of New York.

     17. INVESTMENT OF ESCROW CASH.

     The Escrow Agent shall invest cash dividends or other cash it may receive with respect to the Escrow Fund or the Earn-Out Fund in the SsgA U.S. Treasury Money Market Fund or, with the prior written consent of the Stockholders' Agent, in another money market mutual fund registered under the Investment Company Act of 1940, the principal of which is invested solely in obligations issued or guaranteed by the United States government. All interest or any other income earned with respect to shares shall be retained by the Escrow Agent as part of Escrow Fund or the Earn-Out Fund, as the case may be, until distributed in accordance with other provisions of this Agreement. For tax reporting purposes, all income to the Escrow Fund shall be allocated to the Stockholders in accordance with their pro rata percentage interests set forth in Annex B and all income to the Earn-Out Fund shall be allocated to Parent.
\
     18. TAX REPORTING MATTERS.

     The Parent and the Stockholders' Agent on behalf of the Stockholders agree to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, "Tax Reporting Documentation") to the Escrow Agent within 30 days, after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code, as it may be amended from time to time, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement. The Escrow Agent need not make any distribution of all or any portion of the Escrow Fund to any person until such person has furnished to the Escrow Agent such Tax Reporting Documentation as the Escrow Agent may reasonably require.

                            [Signature pages follow]

       IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                        COVAD COMMUNICATIONS GROUP, INC.


                                        By:
                                             ---------------------------------
                                        Name:
                                        Title:  Executive Vice President


                                        [Escrow Agent]


                                        By:
                                             ---------------------------------
                                        Name:
                                        Title:


                                        --------------------------------------
                                        Christopher Lord


                                        --------------------------------------
                                        [Stockholder]


                                        --------------------------------------
                                        [Stockholder]


                                        --------------------------------------
                                        [Stockholder]

                                     ANNEX A

                       [SEE APPENDIX A TO THE PROSPECTUS]

                              ANNEX B--STOCKHOLDERS


STOCKHOLDER                                                             INTEREST IN ESCROW FUND
-----------                                                             -----------------------
[Name of Stockholder]
[Address]                                                                       [___]%
[Taxpayer identification number]
Beneficial ownership: [__] shares of Parent Common Stock

[Name of Stockholder]
[Address]                                                                       [___]%
[Taxpayer identification number]
Beneficial ownership: [__] shares of Parent Common Stock

[Name of Stockholder]
[Address]                                                                       [___]%
[Taxpayer identification number]
Beneficial ownership: [__] shares of Parent Common Stock

[Name of Stockholder]
[Address]                                                                       [___]%
[Taxpayer identification number]
Beneficial ownership: [__] shares of Parent Common Stock

                              ANNEX C--FEE SCHEDULE

                           [TO BE INSERTED AT SIGNING]

                                                                      APPENDIX E

        [DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION LETTERHEAD]

                                                                  August 4, 2000
Board of Directors
BlueStar Communications Group, Inc.
414 Union Street
Suite 900
Nashville Tennessee 37219

Dear Sirs:

     You have requested our opinion as to the fairness, as of June 14, 2000, from a financial point of view to the holders of common stock, par value $0.01 per share, of BlueStar Communications Group, Inc. (the "Company Common Stock") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 15, 2000 (the "Agreement"), by and among BlueStar Communications Group, Inc. (the "Company"), Covad Communications Group, Inc. ("Parent"), and Covad Acquisition Corporation, a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Parent has agreed to issue an aggregate of 7.1 million shares of its common stock, par value $0.001 per share ("Parent Common Stock") in connection with the Merger (the "Aggregate Consideration"). In addition, Parent has agreed to issue up to 5 million additional shares of Parent Common Stock based on the operating performance of the Company as set forth in the Agreement. Specifically, pursuant to the Agreement, each share of Series A Preferred, Series B Preferred and Series C Preferred (each as defined below) will receive the respective liquidation preference payment entitled to be paid to each such share as set forth in the Third Amended and Restated Certificate of Incorporation of the Company ("Certificate of Incorporation") and will share ratably on an as converted basis in accordance with the Certificate of Incorporation the remaining merger consideration with each share of Company Common Stock, whereby (i) each share of Series A Preferred Stock, par value $0.01 per share, of the Company ("Series A Preferred"), other than shares held in treasury by the Company, will be converted into the right to receive that number of shares of Parent Common Stock as shall be determined in accordance with the Agreement, (ii) each share of Series B Preferred Stock, par value $0.01 per share, of the Company ("Series B Preferred"), other than shares held in treasury by the Company, will be converted into the right to receive that number of shares of Parent Common Stock as shall be determined in accordance with the Agreement, (iii) each share of Series C Preferred Stock, par value $0.01 per share, of the Company ("Series C Preferred"), other than shares held in treasury by the Company, will be converted into the right to receive that number of shares of Parent Common Stock as shall be determined in accordance with the Agreement, and (iv) each share of Company Common Stock, other than shares held in treasury by the Company, will be converted into the right to receive that number of shares of Parent Common Stock as shall be determined in accordance with the Agreement.

     In arriving at our opinion, we have reviewed the Certificate of Incorporation and the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, as of June 14, 2000, including information provided during discussions with its management. Included in the information provided during discussions with the management of the Company were certain financial projections of the Company, as of June 14, 2000, for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of the Company and certain financial projections of Parent, as of June 14, 2000, for the period beginning January 1, 2000 and ending December 31, 2002 prepared by a nationally recognized research analyst identified by the management of the Company. The management of the Company had also informed us that the Company, as of June 14, 2000, expected to exhaust its liquidity in the near term and did not have a financing source for funding its anticipated operating and capital needs over the following 12 months. In addition, we have compared certain financial and securities data of the Company and Parent with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Parent Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us, as of June 14, 2000, and have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that had not been made available to us, as of June 14, 2000. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of the Company, as of June 14, 2000, as to the future operating and financial performance of the Company. With respect to the financial projections prepared by the research analyst referred to above, we have assumed with your consent the reasonableness thereof and that they do not materially differ from the best available estimates and judgements of the management of Parent, as of June 14, 2000, as to the future operating and financial performance of Parent. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters, including that the Merger will be free of federal tax to the Company and its stockholders, on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to us as of, June 14, 2000. It should be understood that, although developments subsequent to June 14, 2000 may affect our ability to reach the conclusion set forth in this opinion as of a later date, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Parent Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies that were being considered by the Company's Board of Directors, as of June 14, 2000, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction. Our opinion does not address the allocation of the Aggregate Consideration among classes of stockholders of the Company. Our analysis was based on the total outstanding shares of the Company calculated by assuming the conversion of all outstanding preferred stock into Company Common Stock and the inclusion of all options granted (whether or not currently exercisable) and all outstanding warrants of the Company.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for Parent in the past and has been compensated for such services, including (i) acting as co-manager for Parent's initial public offering completed in January 1999, (ii) acting as co-manager for Parent's $215 million offering of Senior Notes completed in February 1999, (iii) acting as co-manager for Parent's $285 million offering of Parent Common Stock completed in June 1999, and (iv) acting as co-manager for Parent's $559 million offering of Parent Common Stock completed in November 1999.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of June 14, 2000, the Aggregate Consideration to be received by the holders of the Company Common Stock pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                           Very truly yours,



                                           DONALDSON, LUFKIN & JENRETTE
                                           SECURITIES CORPORATION

                                           By: /S/ JAMES M. BRONER
                                               --------------------------------
                                               James M. Broner
                                               Senior Vice President

                                                                      APPENDIX F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW. APPRAISAL RIGHTS.


(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder"s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;


                               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                                c. Cash in lieu of fractional shares or
          fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or


                                d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:


     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or
     Section 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder"s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.